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Amendment No. 3 to confidential draft submission

As submitted confidentially to the Securities and Exchange Commission on May 18, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Instructure Intermediate Holdings I, Inc.*

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	84-4325548 (I.R.S. Employer Identification No.)

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

(800) 203-6755

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steve Daly

Chief Executive Officer

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

(800) 203-6755

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Bradley C. Reed, P.C. Michael P. Keeley Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000	Matthew A. Kaminer Chief Legal Officer Instructure Holdings, Inc. 6330 South 3000 East, Suite 700 Salt Lake City, UT 84121 (800) 203-6755	John T. McKenna Alan D. Hambelton Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☒	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	Includes the aggregate offering price of shares of common stock subject to the underwriters’ over-allotment option.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*

The registrant will change its name to “Instructure Holdings, Inc.” prior to the completion of this offering. The term “Instructure Holdings, Inc.” in this prospectus refers to Instructure Intermediate Holdings I, Inc.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                      , 2021

             Shares

COMMON STOCK

Instructure Holdings, Inc. is offering                  shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $                 and $                 per share.

We have applied to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “INST.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 22.

PRICE $                 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Instructure
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional                 shares of common stock solely to cover over-allotments, if any.

Immediately after this offering, assuming an offering size as set forth above, funds controlled by our principal stockholder, Thoma Bravo, will own approximately     % of our outstanding common stock (or     % of our outstanding common stock if the underwriters’ over-allotment option is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of NYSE. See “Management—Corporate Governance—Controlled Company Status.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                     , 2021.

MORGAN STANLEYJ.P. MORGAN

                    , 2021

INSTRUCTURE

We are a global learning platform
with a mission to elevate
student success, amplify
the power of teaching,
and inspire everyone
to learn together

Students

Engage in collaborative learning experiences with central access to all learning content and communication

Parents

Increase visibility and track the progress of each child's learning journey, to better provide guidance and support

Teachers

Improve instruction and technology-enhanced teaching with an intuitive, flexible, and user-friendly platform

Administrators

Customize technology delivery to educators and students through a reliable, open platform that integrates with more than 500 partner applications, content, and tools

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We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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Basis of Presentation

Unless we state otherwise or the context otherwise requires, throughout this prospectus the following terms have the meanings set forth below:

•

“Instructure,” the “Company,” “our company,” “we,” “us” and “our” refer (i) for Predecessor periods, to Instructure, Inc., where appropriate, and its consolidated subsidiaries, and (ii) for Successor periods, to Instructure Holdings, Inc. and its consolidated subsidiaries;

•	“issuer” refers to Instructure Holdings, Inc.;

•	“Predecessor” refers to the periods prior to and including March 31, 2020, and “Predecessor 2020 Period” refers to the period from January 1, 2020 to and including March 31, 2020;

•	“Successor” refers to the periods from and after April 1, 2020, and “Successor 2020 Period” refers to the period from April 1, 2020 to December 31, 2020;

•	“Take-Private Transaction” refers to Thoma Bravo’s acquisition of Instructure, Inc. on March 24, 2020;

•

“Thoma Bravo Funds” refers to Thoma Bravo Executive Fund XIII, L.P., Thoma Bravo Fund XIII, L.P., Thoma Bravo Fund XIII-A, L.P., and the term “Thoma Bravo” refers to Thoma Bravo UGP, LLC, the ultimate general partner of the Thoma Bravo Funds, and, unless the context otherwise requires, its affiliated entities, including Thoma Bravo, L.P., the management company of the Thoma Bravo Funds; and

•

(i) “users” means students, teachers, administrators, observers (i.e., parents or guardians of students) and other individuals who use any of our solutions during a certain period of time and to whom we have assigned a systematically generated unique account identifier, and (ii) “contracted” means that a particular customer has entered into a written contract for a specified subscription period covering a specified number of users and is legally obligated to pay. The number of “contracted Canvas LMS users” refers to the number of contracted users or full time equivalent contracted users (where our customers have a portion of the student population that are part time) of our Canvas LMS solution that our customers have paid for during a specified period and that generate revenue for us pursuant to a written contract, and does not include (1) users of any other solution that we offer, or (2) other individuals (such as teachers, administrators and observers) affiliated with the customer or the contracted users who we permit to create accounts and use our solutions for free. As a result, the number of users of our solutions is greater than the number of contracted users. The amount of revenue we generate is impacted only by the number of contracted users and not the number of users who are using our solutions or have created accounts on our platform.

Instructure Holdings, Inc., the issuer of the shares of common stock in this offering, was incorporated on January 14, 2020 to serve as a holding company in connection with the Take-Private Transaction. The issuer had no operations prior to the Take-Private Transaction. As a result of the Take-Private Transaction, the consolidated financial statements included elsewhere in this prospectus are presented in two distinct periods—the Predecessor period and the Successor period—to indicate the application of two different bases of accounting between the periods presented and therefore are not comparable. For accounting purposes, management has designated the “acquisition date” with respect to the Take-Private Transaction as March 31, 2020, as the operating results and change in financial position for the intervening period between March 24 and March 31, 2020 is not material.

Prior to this offering, the issuer has been a wholly-owned subsidiary of Instructure Parent, L.P. (“TopCo”). Prior to the consummation of this offering, TopCo will effect a series of transactions that will result in TopCo’s equityholders holding shares of our common stock directly, and then TopCo will be liquidated and dissolved. For additional information, see “Prospectus Summary—Corporate Reorganization.”

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Following this offering, the issuer will continue to be a holding company and, after the application of the net proceeds from this offering, its sole asset will be the capital stock of its wholly-owned direct and indirect subsidiaries, including Instructure, Inc., our principal operating subsidiary.

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Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”

Instructure

Instructure’s mission is to elevate student success, amplify the power of teachers everywhere, and inspire everyone to learn together by applying the power of simple, purposeful, and transformative software to the important challenge of educating the world’s population.

From the inception of a teacher’s lesson through a student’s mastery of a concept, Instructure personalizes, simplifies, organizes, and automates the entire learning lifecycle through the power of technology. Our learning platform delivers the elements that leaders, teachers, and learners need – a next-generation Learning Management System (“LMS”), robust assessments for learning, actionable analytics, and engaging, dynamic content. Schools standardize on Instructure’s solutions as their core learning platform because we bring together all of the tools that students, teachers, parents, and administrators need to create an accessible and modern learning environment. Our platform is cloud-native, built on open technologies, and scalable across thousands of institutions and tens of millions of users worldwide. We are the LMS market share leader in both Higher Education and paid K-12, with over 6,000 global customers, representing Higher Education institutions and K-12 districts and schools in more than 90 countries. We are maniacally focused on our customers and enhancing the teaching and learning experience. As such, we continuously innovate to grow the footprint of our platform, including through our acquisitions of Portfolium to add online skills portfolio capabilities for Higher Education students and MasteryConnect and Certica to add K-12 assessment and analytics capabilities. Our platform becomes deeply ingrained into our customers’ instructional workflows.

Technology has fundamentally transformed the way education is delivered and consumed – putting the delivery of world-class experiences and the opportunities they engender within everyone’s reach. Despite technology’s potential to massively scale the impact of high quality instruction and elevate student outcomes, a variety of factors have historically led to slower adoption and implementation in academic institutions, including competing budget priorities, institutional resistance to change, low student-to-device ratios, and poor connectivity in school and at home.

The COVID-19 pandemic has created a set of conditions in which students of all ages have been learning remotely for a year, providing an opportunity to demonstrate the efficacy of distance learning at scale and opening up new possibilities for learners who previously could not access quality education. Almost overnight, schools and universities had to rapidly adopt or redeploy online platforms for students and teachers to conduct lessons remotely. As a result of government stimulus and realigned school and university budget priorities, hardware, software, and internet connectivity began to proliferate in regions and markets with historically low levels of access. The COVID-19 pandemic has been a massive tailwind to adoption over the past year, but the need for ongoing technology in education will persist well beyond the pandemic.

The opportunity for platform technologies in education is massive. According to the U.S. Census Bureau and the National Center for Education Statistics, in the U.S. alone, there are over 70 million students enrolled across over 137,000 schools. According to UNESCO, approximately 1.4 billion students worldwide were

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learning from home as of March 2020. According to HolonIQ, global spend on education technology was $163 billion in 2019 and will increase at a compound annual growth rate of 16% between 2019 and 2025. A new minimum threshold for the digital classroom experience has been reached and the LMS is now the de facto technology in any learning environment. Students and teachers have now fully embraced technology in education and the reputational and systemic risk from academic institutions of being unable to provide redundancy and contingency is too great to ignore. Further government stimulus in education is expected to drive technology funding and adoption, particularly in international regions which have seen comparatively less investment than in the U.S. The perfect storm of technology advancements, widespread access to devices, and increased classroom spending has created an extensive and long-lasting transformation of the education market.

Instructure has been a beneficiary of these tailwinds in education technology. We launched Canvas, our LMS application, in 2011 and quickly saw rapid adoption in the Higher Education market as we displaced legacy systems with our cloud-native and extendable platform and won greenfield opportunities where software solutions did not exist. We have grown our K-12 business over time and have experienced significant acceleration during the COVID-19 pandemic as device proliferation and technology acceptance within districts has advanced. Our extendable learning platform is comprised of the following solutions:

•

Canvas LMS. As the cornerstone of our platform, Canvas LMS is designed to give our Higher Education and K-12 customers an extensive set of flexible tools to support and enhance content creation, management, and delivery of face-to-face and online instruction.

•	Canvas Studio. An online video platform which enables customers to host, manage, and deliver impactful video learning experiences.

•	Canvas Catalog. A web-based course catalog and registration system that enables institutions to create and maintain a branded marketplace for their online course offerings.

•

Assessments. Solutions for K-12 assessment that include MasteryConnect, a robust student assessment management system, and Certica, which provides a variety of assessment content solutions and analytics to inform daily instruction in the classroom and data which measure student learning and preparedness for exams mandated by federal and state regulations.

•	Portfolium. Solutions for Higher Education that include Pathways and Program Assessment, which guide students along pathways that lead to skills and knowledge showcased in online portfolios.

•	Canvas Network. An invitation-only offering allowing institutions to offer and deliver courses over the internet to a much broader audience than just their own students.

Our broad capabilities have expanded our total addressable market, provide significant upsell and cross-sell opportunities, and collectively form the basis of an extendable platform which has become a standard among many U.S. Higher Education and K-12 institutions and a growing number of international institutions.

Our global customer base spans from K-12 through Higher Education and Continuing Education, giving us a prominent position to accompany learners throughout their learning lifecycle. We continue to deepen our relationships with Higher Education customers by facilitating their strategic growth – often through powering their emerging Continuing Education initiatives that open their doors to a new universe of non-traditional learners. We are increasingly able to sell to large districts and statewide systems due to the scalability, adaptability, and reliability of our platform. Our customers include State Universities of California, Florida, and Utah, all of the Ivy League universities, the entire Higher Education systems for Sweden and Norway, international K-12 systems such as Queensland, Australia, which administers to over 1,200 schools, and many of our nation’s largest K-12 systems, such as Broward County, Florida and Clark County, Nevada.

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Once implemented, Instructure serves as the connected hub for engagement between teachers, students, parents, content providers, and an always growing ecosystem of partners, including the largest commercial providers and the smallest education technology start-ups. As of December 31, 2020, our platform supported over 30 million contracted Canvas LMS users and a rich community of over 500 ecosystem partners. Our ecosystem partners are education technology organizations that provide adjacent services or complementary integrated solutions and have entered into a partnership agreement with us. This ecosystem contributes to our innovation and product development, and has resulted in students utilizing partner-integrated products over 2.7 billion times in the fourth quarter of 2020, an increase of 361% over the fourth quarter of 2019. We review certain metrics relating to partner-integrated products, which include learning tools that were integrated into our Canvas LMS platform, and allow users to access the learning tools directly from within our Canvas LMS platform. We count each “utilization” of a partner integrated product, or each instance where any user accesses those tools from within the Canvas LMS platform. The increase in utilizations resulted from increases in (1) online learning during the COVID-19 pandemic, (2) awareness of available tools by faculty and the resulting add-in of the tools for students, and (3) engagement of students with the Canvas LMS platform. Our best-in-class customer support organization supports our customers and ecosystem partners.

Our ecosystem has created a network effect of adoption where the embedded nature of our platform drives compounded usage of our applications and those that our partners deliver. The more our platform is used the more valuable it is to customers and users, increasing customer retention and positioning us to more rapidly expand both our customer base and the Instructure products each of those customers will use.

We went public in 2015 and were subsequently taken private by Thoma Bravo in 2020. Thoma Bravo saw the opportunity to combine our market leadership, tremendous customer loyalty, and superior technology with world class operations, to create a mission-driven company that could also be profitable and enduring. Over the past year, we have transformed our business into a more competitive and focused learning platform leader, well-positioned for long-term, durable growth. We have accomplished our strategic transformation through the following initiatives:

•

Aligned focus on core offerings. We have realigned our business to focus solely on education and our learning platform. We divested Bridge in February 2021, our corporate learning offering, and stopped spending on unprofitable activities, including legacy analytics initiatives and international products for non-core regions.

•

Optimized go-to-market strategy. We aligned all sales and marketing functions under a single sales leader. We were able to restructure our sales and marketing organization while improving productivity by eliminating sales coverage in non-core international regions and focusing our efforts solely on education.

•

Streamlined cost structure. We implemented a strategic expense reduction plan that enabled us to focus on delivering customer value sustained by recurring revenue, durable growth, and improved retention, with fewer resources than we had at the time of the Take-Private Transaction (as defined below). We simplified our organizational design, moved a portion of our development efforts to Budapest, closed and consolidated facilities internationally and within the U.S., and aligned the organization with our sole focus on serving education.

•

Enhanced management team. We appointed a new Chief Executive Officer, Steve Daly, and a new Chief Financial Officer, Dale Bowen, as well as several other senior executives who bring focus, operational discipline, execution expertise, deep industry knowledge, and innovation to the company.

We have emerged from this transformation a stronger and more resilient company, poised to continue to win in the market. For 2018, 2019, 2020 (Predecessor) and 2020 (Successor):

•	Our revenue was $209.5 million, $258.5 million, $71.4 million, and $230.7 million, respectively.

•	Our net loss was $43.5 million, $80.8 million, $22.2 million, and $178.0 million, respectively.

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•	Our adjusted EBITDA was $(11.2) million, $(9.3) million, $4.8 million, and $66.3 million, respectively.

•	Our operating cash flow was $0.1 million, $18.9 million, $(57.1) million, and $36.9 million, respectively.

•	Our free cash flow was $(10.9) million, $8.7 million, $(57.7) million, and $35.3 million, respectively.

For the unaudited three months ended March 31, 2021:

•	Our revenue was $94.0 million.

•	Our net loss was $33.1 million.

•	Our adjusted EBITDA was $32.6 million.

•	Our operating cash flow was $(58.7) million.

•	Our free cash flow was $(59.1) million.

For definitions of adjusted EBITDA and free cash flow and reconciliations to their most directly comparable measures calculated in accordance with the U.S. general accepted account principles (“GAAP”), see “Management’s Discussion and Analysis of Financial Condition and Result of Operation—Non-GAAP Financial Measures.”

Industry Background

The Education Industry is one of the Largest and Most Important Sectors of the Global Economy

Success in education is a primary driver of economic well-being, quality of life, geopolitical competitiveness, and societal advancement. As such, the education market is massive and commands high spending from governments and private institutions worldwide. According to the U.S. Census Bureau and the National Center for Education Statistics, in the U.S. alone, there are over 70 million students enrolled across over 137,000 schools. According to UNESCO, approximately 1.4 billion students worldwide were learning from home as of March 2020. According to CB Insights, the U.S. spends over $1.6 trillion annually on education, representing one of the highest government spending categories. According to HolonIQ, global spend on education stands at almost $6 trillion. The overwhelming majority of educational spend goes toward traditional instruction – teachers, classrooms and classroom tools, student and teacher support services, and administration. A key component of broader education spend is funding directed to education technology. According to HolonIQ, global spend on education technology was $163 billion in 2019 and will increase at a compound annual growth rate of 16% between 2019 and 2025.

Technology is Disrupting Every Aspect of Education

Technology has fundamentally transformed the way education is delivered and consumed – creating the ability to democratize education and improve the quality of instruction for everyone. From traditional classroom teaching to full online learning, technology has brought disruptive tools to improve teaching efficiency, elevate student performance, enhance peer collaboration, and enable greater personalization. With technology, schools are able to provide equitable access to learning for lifelong development, build communities around education – including students, teachers, parents, and content providers – and scale quality education to bring best-in-class experiences to students at any time or place. Technology also enables blended learning environments, enhancing both face-to-face and online experiences by using data and analytics to inform instruction and enriching learning experiences outside of school hours.

The backbone of education technology is the LMS, a critical software platform that enables teachers to create, deliver, and track the effectiveness of learning programs and students to organize study materials, centralize access to learning content, and increase collaboration. Beyond the LMS, several adjacent technology

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tools have emerged to improve the experience for teachers and students alike, including student assessments, data and analytics, and interactive content. Collectively, these solutions are integral to achieving significant improvements in education accessibility, scalability, productivity, collaboration, engagement, and skill-building.

Technology Spend has Historically been Underpenetrated Relative to Overall Spend

While on an absolute basis the education technology market is large, spending on education technology in 2019 represented only 2.7% of overall education spending, according to HolonIQ. Despite technology’s disruptive capabilities, a variety of factors have historically led to a slower level of adoption and implementation in academic institutions, including:

•	Competing budget priorities. School administrators and decision-makers have to manage a variety of constituents and budget priorities, leading to historical underfunding of technology.

•	Institutional resistance to change. General institutional resistance and inertia have contributed to underinvestment in technology.

•

Low student-to-device ratios and poor connectivity in school or at home. According to an analysis conducted by Future Ready Schools of the 2018 U.S. Census American Community Survey, 3.6 million households with children did not have a computer, which put 7.3 million children at an academic disadvantage. Similarly, 8.4 million households with children did not have high-speed home internet service. This imbalance of device access and connectivity has also slowed uniform technology adoption.

As a result of these historical trends, schools across the world have struggled to provide a robust online learning experience and ensure equitable access to education for all.

Global Distance Learning Mandates Have Accelerated Adoption of Education Technology at All Levels

The COVID-19 pandemic has created a set of conditions in which students of all ages have been learning from home for a year. While the pandemic created unique problems and complexities for everyone, the resulting changes in education have removed historical impediments to implementation of education technology, thereby accelerating adoption at all levels, proving that distance learning can be done at scale and that technology will be a critical element of teaching and learning moving forward.

Almost overnight, schools had to rapidly adopt online platforms for students and teachers to conduct lessons remotely, given mandated distance learning orders. According to the U.S. Census Bureau, since the onset of the COVID-19 pandemic, 93% of U.S. households with school-aged children reported using some form of distance learning and 80% of people living with children in distance learning programs reported children using online tools for schoolwork between May and June 2020. Distance learning mandates resulted in three events:

(1)	Rapid adoption of an LMS and adjacent offerings among schools without existing technology solutions;

(2)	A transition from free products used for point solutions to paid platform solutions that could scale across districts and states, with the paid LMS penetration rate of K-12 districts increasing from 30% to 41% between 2019 and August 2020; and

(3)	Government stimulus provided increased grants and subsidies for Higher Education and a proliferation of hardware and software in K-12, which historically had lagged in device availability relative to Higher Education.

The ultimate result of these events within the education sector has been widespread access to devices, with approximately 86% of students in the U.S. now having access to a device, according to the Center on Reinventing Public Education. In turn, this has allowed schools and institutions to reach more students through online learning platforms while remote learning is required, while also providing a firm basis for these devices to

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augment and enhance the learning experience for students who have and will return to classrooms. An LMS allows effective use of those computers as key tools within the expanding view of a learning environment, rather than mere portals to the un-curated Internet. As access to computers and connections becomes more widespread, the LMS proliferates, becoming even more useful and allowing for the democratization of education.

COVID-induced Transformation in Education is Permanent

Institutional Transformation: while distance learning mandates required schools to implement learning platforms, the need for such tools will continue to persist in hybrid and in-person learning environments. Students and teachers have now fully embraced technology in education, and the reputational and systemic risk from academic institutions of being unable to provide redundancy and contingency is too great to ignore. Schools and students no longer have to decide between in-person or online – we expect there will be a combination of both options to support various needs and various times. Examples of capabilities that will still be needed in face-to-face and hybrid environments include: content delivery, student assessments, homework submission, grading, student analytics, parent/teacher collaboration, and scheduling. In hybrid learning environments, the need for quality, personalized assessments is in fact even greater, as it is paramount that teachers can understand how students are performing in remote environments and track their progress from a distance. The capabilities of learning platforms along with the institutional scars from the pandemic make technology implementation an investment priority even if budgets tighten in the future.

Financial Transformation: future funding toward education technology is expected. According to the Office of Elementary and Secondary Education, in the U.S., $30.7 billion of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) stimulus was used to fund education initiatives, including the purchasing of educational technology, planning and coordination of long-term closures, and training and professional development for staff. In December 2020, U.S. Congress passed an additional COVID-19 relief package that includes approximately $82 billion for education. In addition, according to the National Education Association, the American Rescue Plan includes nearly $170 billion in dedicated public education funds to assist in reopening efforts, such as distance learning programs, the implementation of safety protocols, and emergency financial assistance. Importantly, the American Rescue Plan allocates $7 billion of funds for the specific purpose of purchasing technology for students to aid in digital learning. International regions have seen education stimulus as well, and we expect to see an increase in spending over the coming years. As a demonstration of the education technology’s funding momentum, it is estimated by HolonIQ that the share of education technology spend as a percentage of global education spend is expected to nearly double from 2.7% in 2019 to 5.2%, or $404 billion, in 2025.

As Adoption Accelerates, Platform Leaders Will Win

As the education technology market continues to grow, platform leaders are best positioned to win. The market is populated with three groups: legacy on-premises providers, point solutions, and platform leaders. Legacy providers are typically siloed, on-premises solutions, or cloud-enabled adaptations of on-premises solutions, designed to address only a limited scope of teaching and learning needs. Point solutions typically provide single features rather than a full suite of products. The weaknesses of these two market archetypes has allowed platforms with broad, best-in-class offerings to emerge and establish significant market leadership. There is now a bifurcation of enduring platform leaders and sub-scale players, with leaders consolidating to add incremental capabilities and expand reach.

Platform leaders have an integrated suite of product offerings, a partner ecosystem connected to the platform, scalable product architecture, and the ability to expand reach into adjacent markets. Platforms in education technology span across K-12, Higher Education, and Continuing Education – the full lifecycle of learning – and have become the centers of gravity for innovation and engagement. Platform leaders benefit from growth in customer base, reduced customer acquisition costs, and high barriers to entry for other competitors. Academic institutions everywhere are now focused on building their student experience and learning protocols around platform leaders with the greatest depth of features and offerings.

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Industry Dynamics in U.S. Higher Education

Higher Education institutions were among the first adopters of LMS, and nearly every Higher Education institution in the U.S. has adopted an LMS of some kind to date. A major driver of this adoption has been high rates of access to devices among Higher Education student populations, with approximately 90% of individuals with at least high school degrees having a device, according to the U.S. Census Bureau. Additionally, Higher Education institutions utilize learning platforms to facilitate Continuing Education for alumni or non-matriculating students. However, as LMS adoption has taken place over the past 20 years, many schools are still reliant on legacy systems with limited features and functionality. The impact of the COVID-19 pandemic has driven Higher Education institutions to revisit their technology infrastructures and significantly increase investment in reliable, scalable, and feature-rich learning platforms.

Industry Dynamics in U.S. K-12

In contrast to Higher Education, K-12 adoption of LMS has not been as robust, with the paid LMS penetration rate of K-12 districts standing at approximately 41% as of August 2020. The lower penetration of LMS at the K-12 level represents a large greenfield opportunity for education technology to replace free solutions with paid learning platforms and monetize demand for broader product suites. The impact of the COVID-19 pandemic has driven K-12 schools to invest heavily in learning platforms to build resilience and redundancy and ensure equitable access to education for all students. Additionally, student access to devices now stands at approximately 86% according to the Center on Reinventing Public Education. We expect that the vast majority of K-12 schools will increase their technology investments going forward.

Industry Dynamics for Schools and Universities Internationally

The international market for LMS is highly fragmented and has historically been dependent on free, open source, and on-premises products that lack the functionality, scalability, and reliability of a leading learning platform. Since the onset of the COVID-19 pandemic, international academic institutions have experienced first-hand the scalability and capacity limitations associated with on-premises solutions, and the service and performance issues that can result. LMS penetration and device access vary by region, resulting in a patchwork of heterogeneous technology usage. The opportunity for leading learning platforms to expand internationally is significant, with Western Europe representing the most well-organized and well-funded region. As a result of the COVID-19 pandemic, international academic institutions are evaluating cloud-based platform solutions that can provide increased functionality, redundancy, and resilience in hybrid learning environments.

Requirements for an Effective, Modern Learning Platform

The changing education technology landscape has highlighted the necessity for a modern learning platform capable of meeting the evolving needs of students and teachers in diverse environments. Key elements of an effective, modern learning platform, include:

•

Cloud-first Architecture: schools require learning management solutions that can scale, adapt to changing environments, quickly disseminate information, and leverage data collected across many channels. Learning platforms that are cloud-native provide rapid time to value and are simple to maintain, modify and extend.

•

Reliability: learning platforms are mission-critical systems for education providers and students, and therefore must be reliable, available, and enterprise-grade. The ability to handle growing data and users, fluctuating demand, and changing workload patterns while maintaining high availability is a critical differentiator.

•	Open and Extendable: modern infrastructure that supports open standards, transparency, and integrations with other systems including content providers and point solutions.

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•	Multi-functional: ability to span across all areas of instruction, including: teaching and learning, assessments, analytics, and interactive content.

•	Extendable across the Education Lifecycle: addressing the needs of K-12, Higher Education, and Continuing Education.

•

Management across Schools, Districts, Institutions, and Systems: built with enterprise-grade functionality, configurability, consistency, and management flexibility that can scale to support any size or scope of institution.

•

Community of Technology Partners and Users: ecosystem of parents, teachers, and students for collaboration; community of content creators and users to share ideas and fuel product roadmaps; and third-party integration partners.

Market Opportunity

The education technology market that we address is large and rapidly growing. As the need for scalable, reliable, and adaptable solutions that can enable in-person, hybrid, and remote learning environments increases, we believe that investment in education technology will be an imperative for every school and academic institution in the world. According to HolonIQ, global expenditures on education technology are expected to grow from $163 billion in 2019 to $404 billion in 2025, reflecting a compound annual growth rate of 16%.

We estimate that our total market opportunity is approximately $30 billion, comprised of an LMS market opportunity of approximately $5 billion, a market opportunity for our non-LMS products of approximately $10 billion, and new market expansion opportunities of approximately $15 billion.

We believe that our products can address the needs of Higher Education and K-12 students in markets where student to device ratios and wireless connectivity are sufficiently high to allow for the effective deployment of education technology. According to the UNESCO Institute for Statistics, the Higher Education market in the U.S. and Canada is comprised of approximately 22 million students, with approximately 89 million additional Higher Education students in international markets that we believe we can address. According to Agile Education Marketing, the K-12 market in the U.S. and Canada is comprised of approximately 57 million students, while, according to the UNESCO Institute for Statistics, there are approximately 709 million additional K-12 students in international markets that we believe we can address. The significant number of students worldwide supports our belief that our addressable market is large, and that we have significant greenfield opportunities among addressable customers.

Our Platform

Our learning platform is an extendable, configurable, and highly integrated set of solutions designed to meet the teaching and learning needs of every K-12 and Higher Education institution and includes the Canvas LMS, Canvas Studio, Canvas Catalog, Assessments, Portfolium, and Canvas Network. With its cloud-native offerings, open application programming interfaces (“APIs”), support of industry standards, and accessibility, our platform streamlines digital tools and content for teachers and students, creating a simpler and more connected learning experience.

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Benefits of Our Solution

Cloud-native Architecture

Our cloud-native architecture enables customers to enjoy all of the benefits of the cloud, including rapid time to value, no maintenance, frequent updates with no downtime, and horizontal scalability across millions of users. The cloud allows users to access our platform at any time, from any device, affording institutions and providers the ability to collaborate on the use of their data, to differentiate and personalize instruction, answer critical questions about the efficacy of content and tools, and put teachers and students in control of their own outcomes.

High Reliability and Uptime

We built our platform with enterprise scalability to span over 5.6 million concurrent users across districts and states. We guarantee 99.9% uptime through service level agreements (“SLAs”), and have generally delivered above this level over the past four years. Our uptime has remained excellent while growing our customer base and usage throughout 2020. Importantly, we are able to scale up and down dynamically when there are abrupt changes in usage, such as immediate moves to distance learning, or changes in school hours, class schedules, and academic calendars.

Open Source and Open Ethos

Our platform is built on open source technologies, providing customers full flexibility in how they use our platform, and giving them access to constant innovation with upgrades to the code base. Importantly, through open APIs, customers get access to massive amounts of their data, providing them the freedom and flexibility to use their own data for assessments, personalization, benchmarking, and engagement.

Extendable Across Partner Ecosystem

We are the connected hub for teaching and learning. A key feature of delivering a platform is building an ecosystem of partners connected to the platform. We enable third-party software providers to integrate with our platform through a library of open APIs, allowing us to provide a more comprehensive offering through product integration, and for third parties to rapidly scale solutions across our customer base. We have over 500 partners, from some of the world’s largest technology companies to niche point solution providers, across content providers, hardware providers, collaboration tools, publishers, and productivity tools. In the fourth quarter of 2020, students utilized partner-integrated products over 2.7 billion times, an increase of 361% from the fourth quarter of 2019.

Multi-Functional Product Suite

Our platform capabilities span multiple areas of instruction, including learning, assessments, analytics, and program management. By addressing multiple areas of instruction, we provide the most relevancy in the classroom to teachers and students. The breadth of our offerings facilitates improved student outcomes, allows us to address a large and growing market, and enables us to cross-sell numerous offerings within our existing customer base, where customers want to buy adjacent solutions.

Solutions Address All Market Segments

We serve all market segments within education, including K-12, Higher Education, and Continuing Education. By serving all segments in the market, we are able to engage with students throughout the education lifecycle and increase retention within our user base. This also provides us with a large market opportunity, with both greenfield and replacement options across U.S. and international markets.

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Continuous Innovation to Enable New Applications

Our continuous commitment to innovation leads to stronger retention and customer satisfaction, continued relevancy with our customer base, and the ability to respond quickly to market changes, such as providing increased scalability in response to the COVID-19 pandemic. In 2020, we released a large volume of new features, including 67 new capabilities over a span of three months in response to new demand from our customers as a result of the COVID-19 pandemic. On average, we have approximately 32 releases per year. We also seek to expand our platform by developing into adjacent markets through strategic acquisitions and partnerships.

Competitive Strengths

Leading Market Share Positions in the North America Higher Education and K-12 Markets

We are the paid LMS market share leader by student enrollment in both North America Higher Education and K-12, demonstrating our differentiated offering, successful execution, and ability to support the entire lifecycle of learning, and positioning us as the de facto learning platform. We believe that our reputation as a market leader creates a network effect in which standardization on our platform is increasingly attractive to ecosystem partners and in turn positions us to more rapidly expand our customer base.

Designed to Scale from Single School to State and Country-wide Deployments

The scalability enabled by our cloud-native architecture, robust set of capabilities, and management features allows us to win any opportunity, from a single school to a large-scale deployment, where point solutions cannot compete. At the institutional level, we provide solutions that can be deployed to manage entire learning environments of any size. At the individual user level, we provide solutions that allow teachers to access new populations of learners across the globe. Our expansive deployment model provides scalability in our go-to-market engine, as we can sell once and then deploy more broadly across systems.

Large and Highly Engaged User Base

We have built a large and growing ecosystem around our platform and company. As of December 31, 2020, we had 30 million contracted Canvas LMS users globally. In recent months, our website has been one of the top 20 most visited websites in the U.S., demonstrating the high level of engagement we experience from our customers. We have over 1.1 million members in our Canvas Community customer network, where administrators, designers, instructors, parents, and students share, collaborate, and shape the Canvas product through community forums and content repositories. Our vibrant community of users promotes adoption of our solutions by sharing best practices and broadly disseminating the value our solutions deliver.

End-to-end Lifecycle of Customer Success

Our company-wide focus on the customer results in successful implementations, high retention, and happy customers. We invest significantly in customer success, employing more individuals in customer-facing roles than any other group in our organization, and intend to continue investing in and scaling our customer success group moving forward. Our maniacal focus on the customer has led to a best-in-class customer satisfaction score (CSAT) of over 90%. Our platform becomes deeply ingrained into our customers’ instructional workflows.

Highly Efficient Go-To-Market Model

We continue to invest in and grow our sales force to go after the massive opportunities ahead of us. We have a highly tenured and effective sales team with quota carrying representatives driving the majority of our business. We utilize a single, outbound sales motion, which has reduced the complexity in sales and allows representatives

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to focus on replacement and greenfield opportunities from K-12 through Continuing Education. Our average bookings per representative increased over 100% in 2020 and our sales representatives had an average tenure with us of over 3.2 years as of December 31, 2020. We calculate average bookings per sales representative by dividing our total bookings in a given period by the number of quota bearing sales representatives that were employed by us during the respective period. Our average bookings per sales representative was $0.7 million, $0.6 million and $1.6 million for the years ended December 31, 2018, 2019 and 2020, respectively. The decrease in average bookings per sales representative from 2018 to 2019 was driven by an increase in the number of sales representatives without a corresponding increase in bookings. The subsequent increase in average bookings per sales representative from 2019 to 2020 was driven by increased demand for our solutions in 2020 bolstered by the accelerated adoption of hybrid and remote learning, while the number of sales representatives remained relatively stable.

Growth Strategies

Grow Our Customer Base

Higher Education. We expect to grow our customer base in Higher Education primarily through replacements of legacy systems in North America, where the LMS market is largely penetrated and our market share has grown from approximately 24% to 37% over the past four years, and through greenfield wins in targeted and strategic international regions. As international penetration of paid LMS and adjacent systems is still relatively low, we expect to target new opportunities in select regions utilizing our local sales teams, as well as channel partners.

K-12. We expect to grow our customer base in K-12 by surrounding free solutions currently in place with our scalable platform, monetizing demand for our breadth of capabilities, and focusing customers on the benefits of district or state-wide standardization, in addition to capturing the remaining 45% of U.S. students who are not currently using a paid LMS, based on an Instructure survey.

Cross-sell into our Existing Customer Base

Our broad capabilities spanning learning, assessments, analytics, student success, program management, digital courseware, and global online learning initiatives provide us a significant opportunity to cross-sell offerings into our existing customer base. We generally land with our LMS product and have the ability to cross-sell additional solutions into our LMS customer base.

Continue to Innovate and Expand Our Platform

We will continue to innovate on our platform, expand our features and monetize new offerings. Key to our ability to service our customer base will be the continued strengthening of our core focus areas in learning management, assessment management, student success, and online learning, where we see significant customer demand for broad offerings. We will also continue to innovate our platform and build strengths in adjacent areas of learning analytics, program management, and instructional content, where we see opportunities to expand our customer base.

Risk Factor Summary

There are a number of risks related to our business, this offering and our common stock that you should consider before you decide to participate in this offering. Some of the principal risks related to our business include the following:

•

We have benefitted from the U.S. federal government’s stimulus packages focused on educational initiatives approved as a result of the COVID-19 pandemic and there is no guarantee additional funding will be approved.

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•

We have experienced increased customer acquisitions and renewals as a result of the COVID-19 pandemic and such increases in customer acquisitions and renewals may not be sustained or may reverse at any time.

•

The increased adoption and use of our platform stemming from the COVID-19 pandemic may result in interruptions, delays, or outages, increased customer interactions and waiting times, and increased variable costs, all of which could harm our business, financial condition and results of operations.

•	We have a history of losses, and we do not expect to be profitable for the foreseeable future.

•

Our future revenues and operating results will be harmed if we are unable to acquire new customers, if our customers do not renew their contracts with us, or if we are unable to expand sales to our existing customers or develop new products that achieve market acceptance.

•	If the markets for our applications develop more slowly than expected or market conditions reduce IT spending, our growth may slow or stall.

•	If we fail to manage our growth effectively or our business does not grow as we expect, our operating results may suffer.

•	Future acquisitions could disrupt our business and may divert management’s attention and, if unsuccessful, harm our business and operating results.

•

We face significant competition from both established and new companies, and the risk of new entrants, including established entrants, offering learning platforms, which may adversely affect our ability to add new customers, retain existing customers and grow our business.

•	We rely on our management team and other key employees, and the loss of one or more key employees could harm our business.

•	If we fail to maintain, enhance or protect our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

•

A breach or compromise of our security measures or those we rely on could result in unauthorized access to customers’ data, which may materially and adversely impact our reputation, business and results of operations.

•

A substantial portion of the source code for Canvas is available under the terms of an open source license, and accepts contributions of modifications to that source code, each of which could negatively affect our ability to offer our learning platform or subject us to possible litigation.

•	Failure to protect and enforce our proprietary technology and intellectual property rights could substantially harm our business, operating results and financial condition.

•

Our customers, domestically and internationally, are highly regulated and subject to a number of challenges and risks. Our failure to comply with laws and regulations applicable to us as a technology provider for Higher Education and K-12 could adversely affect our business and results of operations, increase costs and impose constraints on the way we conduct our business.

•	We face risk if our estimates of market opportunity and forecasts of market growth prove to be inaccurate or if we need to change our pricing models to compete successfully.

After this offering, Thoma Bravo will own approximately         % of our common stock (or         % of our common stock if the underwriters’ over-allotment option is exercised in full) and we will be a “controlled company” within the meaning of the rules of the NYSE. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements and you will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

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These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

Our Principal Stockholder

Thoma Bravo is a leading investment firm building on a more than 40-year history of providing capital and strategic support to experienced management teams and growing companies. Thoma Bravo has invested in many fragmented, consolidating industry sectors in the past, but has become known particularly for its history of successful investments in the application, infrastructure and security software and technology-enabled services sectors, which have been its investment focus for more than 15 years. Thoma Bravo manages a series of investment funds representing more than $57.5 billion of capital commitments.

In connection with this offering, we will enter into a director nomination agreement (the “Director Nomination Agreement”) with Thoma Bravo that provides Thoma Bravo the right to designate nominees to our board of directors (our “Board”), subject to certain conditions. The Director Nomination Agreement will provide Thoma Bravo the right to designate: (i) all of the nominees for election to our Board for so long as Thoma Bravo controls, in the aggregate,         % or more of the voting power of our stock entitled to vote generally in the election of directors; (ii) a number of directors (rounded up to the nearest whole number) equal to         % of the total directors for so long as Thoma Bravo controls, in the aggregate, at least         % and less than         % of the voting power of our stock entitled to vote generally in the election of directors; (iii) a number of directors (rounded up to the nearest whole number) equal to         % of the total directors for so long as Thoma Bravo control, in the aggregate, at least         % and less than         % of the voting power of our stock entitled to vote generally in the election of directors; (iv) a number of directors (rounded up to the nearest whole number) equal to % of the total directors for so long as Thoma Bravo controls, in the aggregate, at least % and less than % of the voting power of our stock entitled to vote generally in the election of directors; and (v) one director for so long as Thoma Bravo controls, in the aggregate, at least         % and less than         % of the voting power of our stock entitled to vote generally in the election of directors. See “Certain Relationships and Related Party Transactions—Policies for Approval of Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

General Corporate Information

We were incorporated in January 2020 as Instructure Intermediate Holdings I, Inc. to serve as a holding company in connection with the Take-Private Transaction. Our principal executive offices are located at 6330 South 3000 East, Suite 700, Salt Lake City, Utah 84121. Our telephone number is (800) 203-6755. Our website address is www.instructure.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.

This prospectus includes our trademarks and service marks such as “Instructure,” “Canvas,” the Instructure logo, and the Canvas logo, which are protected under applicable intellectual property laws and are the property of us or our subsidiaries. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

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Corporate Reorganization

The issuer is a holding company and all of our business operations are conducted through our subsidiaries. Prior to this offering, we are a wholly-owned subsidiary of TopCo. Topco has two outstanding classes of units: (i) Class A Units, held by the Thoma Bravo Funds and certain of our current and former employees, officers and directors, or their affiliates, who purchased such units in connection with the Take-Private Transaction or thereafter; and (ii) Class B Units, which are held by the same equityholders as the Class A Units plus certain of our employees, officers and directors who have been granted management incentive units, which management incentive units are or were at the time of issuance subject to certain vesting conditions. Each class of units is subject to the terms of the limited partnership agreement of Topco.

Pursuant to the limited partnership agreement of Topco, units share in distributions according to a “waterfall” which provides for distributions to be made in the following order and priority: (1) first, to the holders of Class A Units until they receive a 9% annual return on their remaining unreturned capital contributions, compounded quarterly; (2) second, to the holders of Class A Units until they receive an amount equal to their respective capital contributions on a pro rata basis; and (3) third, to the holders of the Class B Units based on their percentage of ownership, taking into account applicable vesting terms and “participation thresholds.” A participation threshold in respect of a Class B Unit is determined at the time of issuance or grant of each management incentive unit and is equal to or greater than the amount payable in respect of a Class B Unit having a participation threshold of zero pursuant to the waterfall in a hypothetical liquidation of TopCo at the value of TopCo as of immediately prior to such issuance or grant. Participation thresholds are reduced as Topco makes distributions pursuant to the waterfall.

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will effect a             -for-1 stock split of our issued and outstanding common stock. Thereafter, and prior to the consummation of this offering, (i) TopCo will distribute all of our issued and outstanding shares of common stock to its equityholders, including the Thoma Bravo Funds and our directors, officers and other employees, in accordance with the distribution waterfall provisions of TopCo’s limited partnership agreement, (ii) our directors, officers and other employees who hold unvested management incentive units under the Second Amended and Restated Instructure Parent, LP Incentive Equity Plan and the applicable grant agreements will exchange those incentive units for new awards of restricted stock units under our 2021 Omnibus Incentive Plan (the “2021 Plan”) having equivalent value as of the date of exchange, and (iii) TopCo will wind up and dissolve, as a result of which all of the outstanding Class A Units and Class B Units will be cancelled in their entirety and TopCo (along with the Class A Units and Class B Units) will cease to exist. None of the shares of our common stock distributed to TopCo’s equityholders will be registered at that time and, as such, all such shares will be “restricted securities” for purposes of the Securities Act. Following these transactions, the equityholders will hold our shares of common stock (or restricted stock units) directly and they will cease to be equityholders of TopCo.

In this prospectus, our “Corporate Reorganization” refers to the transactions described above.

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The following chart summarizes our corporate structure following that transfer and this offering:

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The Offering

Common stock offered	shares.

Common stock to be outstanding after this offering	shares (or shares if the over-allotment option is exercised in full).

Over-allotment option	shares.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters’ over-allotment option is exercised in full, assuming an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to repay indebtedness, increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We expect to use approximately $ of the net proceeds of this offering to repay $ million of outstanding borrowings under our Credit Facilities and the remainder of such net proceeds will be used for general corporate purposes. At this time, other than the repayment of outstanding borrowings under our Credit Facilities, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. See “Use of Proceeds” for additional information.

Controlled company	After this offering, assuming an offering size as set forth in this section, Thoma Bravo will own approximately % of our common stock (or % of our common stock if the underwriters’ over-allotment option is exercised in full). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of NYSE. See “Management—Corporate Governance—Controlled Company Status.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NYSE trading symbol	“INST”

The number of shares of common stock to be outstanding following this offering is based on                  shares of common stock outstanding as of March 31, 2021, and excludes:

•

                 shares of common stock issuable upon the vesting of restricted stock unit awards under our 2021 Plan that are issuable upon the exchange of management incentive unit awards of TopCo that were issued, outstanding and unvested as of March 31, 2021;

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•	shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering; and

•	shares of our common stock that will become available for future issuance under our 2021 Employee Stock Purchase Plan (the “2021 ESPP”), which will become effective in connection with this offering.

Unless otherwise indicated, all information in this prospectus, including the number of shares of common stock to be outstanding following this offering, assumes:

•	an initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus;

•	no exercise by the underwriters of their over-allotment option to purchase up to additional shares of common stock;

•

the effectiveness of the             -for-1 stock split of our common stock and the other Corporate Reorganization transactions described in “Prospectus Summary—Corporate Reorganization” prior to the consummation of this offering; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each in connection with the closing of this offering.

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Summary Consolidated Financial Data

The following table sets forth our summary historical consolidated financial and other data for the periods and as of the dates indicated. As a result of the Take-Private Transaction on March 24, 2020, our summary historical consolidated financial and other data are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented and are therefore not comparable. The period prior to and including March 31, 2020 includes all of the accounts of Instructure, Inc. and is identified as “Predecessor” and the period after March 31, 2020 includes all of the accounts of Instructure Intermediate Holdings I, Inc. and is identified as “Successor.” For accounting purposes, management has designated the “Acquisition Date” as March 31, 2020, as the operating results and change in financial position for the intervening period is not material.

To facilitate comparability of the year ended December 31, 2020 to the year ended December 31, 2019, we present combined results for the combination of consolidated results from January 1, 2020 to December 31, 2020, comprising the Predecessor consolidated results from January 1, 2020 to March 31, 2020, the Successor consolidated results for the period from April 1, 2020 to December 31, 2020 and certain pro forma adjustments that give effect to the Take-Private Transaction as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Combined 2020 Period”).

We derived the summary historical consolidated financial and other data for the years ended December 31, 2018 and 2019 from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical consolidated financial and other data for the periods from January 1, 2020 to March 31, 2020, which relate to the Predecessor, April 1, 2020 to December 31, 2020, which relate to the Successor, and as of December 31, 2020 from the Successor’s audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical consolidated financial and other data for the three months ended March 31, 2020, which relates to the Predecessor, and the three months ended and as of March 31, 2021, which relates to the Successor, from the Successor’s unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements of the Successor, and in the opinion of our management, reflect all adjustments, including normal recurring items, considered necessary for a fair presentation of this data.

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Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary historical financial data below in conjunction with the sections titled “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Annual Periods					Interim Periods
	Predecessor			Successor	Combined	Predecessor	Successor
(in thousands, except per share data)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020 (1)	Pro Forma Three Months Ended March 31, 2020 (1)	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)	(Unaudited)
Consolidated Statement of Operations Data:
Revenue:
Subscription and support	$188,501	$236,241	$65,968	$209,148	$274,070	$53,513	$86,354
Professional services and other	21,043	22,232	5,421	21,525	26,931	4,437	7,626

Total revenue	209,544	258,473	71,389	230,673	301,001	57,950	93,980

Cost of revenue:
Subscription and support	46,706	64,170	19,699	108,603	140,257	31,654	39,884
Professional services and other	15,137	18,656	4,699	15,547	20,246	4,699	5,750

Total cost of revenue	61,843	82,826	24,398	124,150	160,503	36,353	45,634

Gross profit	147,701	175,647	46,991	106,523	140,498	21,597	48,346

Operating expenses:
Sales and marketing	97,481	121,643	27,010	125,650	165,817	40,167	41,222
Research and development	59,391	83,526	19,273	51,066	70,339	19,273	17,089
General and administrative	35,602	56,471	17,295	62,572	79,867	17,295	13,351
Impairment of held-for-sale goodwill	—	—	—	29,612	29,612	—	—
Impairment on disposal group	—	—	—	10,166	10,166	—	1,218

Total operating expenses	192,474	261,640	63,578	279,066	355,801	76,735	72,880

Loss from operations	(44,773)	(85,993)	(16,587)	(172,543)	(215,303)	(55,138)	(24,534)

Other income (expense):
Interest income	2,413	1,795	313	49	362	313	27
Interest expense	(68)	(16)	(8)	(50,921)	(67,324)	(16,403)	(17,271)
Other income (expense), net	(698)	(225)	(5,738)	1,510	(4,228)	(5,738)	(634)

Total other income (expense), net	1,647	1,554	(5,433)	(49,362)	(71,190)	(21,828)	(17,878)

Loss before income tax benefit	(43,126)	(84,439)	(22,020)	(221,905)	(286,493)	(76,966)	(42,412)
Income tax benefit (expense)	(339)	3,620	(183)	43,924	52,165	10,691	9,341

Net loss	$(43,465)	$(80,819)	$(22,203)	$(177,981)	$(234,328)	$(66,275)	$(33,071)

Net loss per common share, basic and diluted	$(1.27)	$(2.19)	$(0.58)	$(177,981)			$(33,071)

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	Annual Periods					Interim Periods
	Predecessor			Successor	Combined	Predecessor	Successor
(in thousands, except per share data)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020 (1)	Pro Forma Three Months Ended March 31, 2020 (1)	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)	(Unaudited)
Pro forma as adjusted net loss per common share, basic and diluted (2)					$		$

Weighted-average common shares used in computing basic and diluted net loss per common share	34,248	36,892	38,369	1			1

Pro forma as adjusted weighted-average common shares used in computing basic and diluted net loss per common share(2)

(1)

For the purpose of performing a comparison to the Predecessor’s year ended December 31, 2019, we prepared Unaudited Pro Forma Combined Supplemental Financial Information for the year ended December 31, 2020, which gives effect to the Take-Private Transaction, as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Combined 2020 Period”). For the purpose of performing a comparison to the Predecessor’s three months ended March 31, 2021, we prepared Unaudited Pro Forma Combined Supplemental Financial Information for the three months ended March 31, 2020, which gives effect to the Take-Private Transaction, as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Interim 2020 Period”). The Unaudited Pro Forma Combined 2020 Period and Unaudited Pro Forma Interim 2020 Period are being discussed herein for informational purposes only and do not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations. The amounts in the Predecessor and Successor columns do not total to the amounts in the unaudited pro forma combined column due to the adjustments made in preparing the Unaudited Pro Forma Combined 2020 Period, which is described in “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

(2)

The pro forma as adjusted data gives effect to (i) the Take-Private Transaction and (ii) this offering and the application of the net proceeds therefrom as more fully described in “Use of Proceeds,” including the effect of the repayment of $         million of outstanding borrowings under our Credit Facilities.

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
Non-GAAP Financial Data (unaudited):
Revenue	$209,544	$258,473	$71,389	$230,673	$71,389	$93,980
Fair value adjustments to deferred revenue in connection with purchase accounting	—	—	—	22,751	—	4,758

Allocated Combined Receipts (1)	$209,544	$258,473	$71,389	$253,424	$71,389	$98,738

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(1)

“Allocated Combined Receipts” is defined as the combined receipts of our Company and companies that we have acquired allocated to the period of service delivery. We calculate Allocated Combined Receipts as the sum of (i) revenue and (ii) the impact of fair value adjustments to acquired unearned revenue related to the Take-Private Transaction and the Certica Holdings, LLC (“Certica”) acquisition on December 22, 2020 that we do not believe are reflective of our ongoing operations. For a reconciliation of Allocated Combined Receipts to revenue, the most directly comparable measure calculated and presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures — Allocated Combined Receipts.”

	Successor
		As Adjusted (1)
(in thousands)	As of March 31, 2021	As of March 31, 2021
	(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$87,732	$
Working capital, excluding deferred revenue (unaudited)	116,598
Total assets	2,109,100
Deferred revenue	155,440
Total debt, including current portion	778,081
Total liabilities	1,052,084
Total stockholders’ equity	1,057,016

(1)

Reflects our sale of                 shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering to repay outstanding borrowings under our Credit Facilities as set forth under “Use of Proceeds.”

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Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose all or part of your investment. The ongoing COVID-19 pandemic may also have the effect of heightening many of the risks described in this “Risk Factors” section.

Because of the following factors, as well as other factors affecting our businesses, financial condition, operating results and prospectus, past financial performance should not be considered a reliable indicator of future performance, and investors should not rely on historical trends to anticipate trends or results in the future.

Risks Related to COVID-19

We have benefitted from the U.S. federal government’s stimulus packages focused on educational initiatives approved as a result of the COVID-19 pandemic; however, there is no guarantee that additional funding will be approved, which may adversely affect our business, financial condition and results of operations.

As a result of the COVID-19 pandemic, the U.S. federal government approved certain fiscal stimulus packages, including an additional $82 billion in December 2020, and President Biden announced the American Rescue Plan which includes $130 billion to support a reopening plan for K-12 schools and $35 billion for public Higher Education institutions to assist in reopening efforts, such as distance learning programs, the implementation of safety protocols, and emergency financial assistance. We are unable to predict the extent, implementation and effectiveness of any government-funded benefit programs and stimulus packages and the corresponding effect on demand for our learning platform or whether any further programs or stimulus packages will be adopted. If such government-funded benefit programs and stimulus packages are approved, our results may not be comparable to future periods.

Further, as a result of the stimulus packages, if potential competitors are attracted to our industry and develop and market new technologies that render our existing or future solutions less competitive, unmarketable or obsolete, our business and operating results may be adversely affected.

Our new customer acquisition and expansion and customer renewals have increased as a result of the COVID-19 pandemic and such increases in customer acquisitions and renewals may not be sustained or may reverse at any time.

We have experienced significant increases in customer acquisition and expansion and customer renewals as a result of the COVID-19 pandemic, particularly as it relates to statewide implementations of our learning platform. You should not rely on the increase in customer acquisitions and renewals in connection with the COVID-19 pandemic as an indication of our future performance. Many factors may contribute to declines in our acquisitions of customers and customer renewals in future periods, including if there is slowing demand for our learning platform, especially once the impact of the COVID-19 pandemic tapers. If our growth rate declines, investors’ perceptions of our business and the trading price of our common stock could be adversely affected.

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The increased adoption and usage of our platform stemming from the COVID-19 pandemic may result in interruptions, delays, or outages in our learning platform, has resulted in increased customer interactions and wait times which could result in breach of our standard customer agreements, our performance guarantees and service level standards thereunder, and will result in increased variable costs, all of which could harm our business financial condition and results of operations.

The usage and adoption of our learning platform has increased as a result of the COVID-19 pandemic and customer interactions and wait times for our customers have increased accordingly. If our customer support teams are unable to keep up with our increasing demands of our customers, customers may experience delays or interruptions in service, which could result in the breach of our standard customer agreements including performance guarantees and service level standards that obligate us to provide credits in the event of a significant disruption in our platform.

We rely upon Amazon Web Services (“AWS”) to operate certain aspects of our services and if our arrangement with AWS is unable to keep up with our increasing needs for capacity, particularly in light of the increased adoption and usage of our platform stemming from the COVID-19 pandemic, we will need to adapt our arrangement with AWS to meet increased demand. As our AWS usage demands increase, we will experience higher variable costs and such higher variable costs may disproportionately affect our flat fee arrangements and further be disproportionate to any fee increases for our services, which may harm our business, financial condition, and operating results.

The COVID-19 pandemic could materially adversely affect our business and prospects.

The severity, magnitude and duration of the COVID-19 pandemic is uncertain and rapidly changing. The COVID-19 pandemic has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. These measures have impacted and may further impact all or portions of our facilities and workforce and the operations of our vendors and suppliers. While governmental authorities have taken measures to try to contain the COVID-19 pandemic, there is considerable uncertainty regarding such measures and potential future measures. There is no certainty that measures taken by governmental authorities will be sufficient to mitigate the risks posed by the COVID-19 pandemic, and our ability to perform critical business functions could be harmed.

In response to disruptions caused by the COVID-19 pandemic, we have implemented a number of measures designed to protect the health and safety of our workforce, proactively reduce operating costs, conserve liquidity and position us to maintain our healthy financial position. These measures include restrictions on non-essential business travel, the institution of work-from-home policies wherever feasible and the implementation of strategies for workplace safety at our facilities that remain open. We are following the guidance from public health officials and government agencies, including implementation of enhanced cleaning measures, social distancing guidelines and wearing of masks. We will continue to incur increased costs for our operations during this pandemic that are difficult to predict with certainty. There is no assurance the measures we have taken or may take in the future will be successful in managing the uncertainties caused by the COVID-19 pandemic.

While most of our operations can be performed remotely, there is no guarantee that we will be as effective while working remotely because our team is dispersed, many employees may have additional personal needs to attend to (such as looking after children as a result of school closures or caring for family members who become sick), and employees may become sick themselves and be unable to work. Decreased effectiveness of our team could adversely affect our results due to our inability to meet in person with potential customers, cancellation and inability to participate in conferences and other industry events that lead to sales generation, longer time periods to review and approve work product and a corresponding reduction in innovation, longer time to respond to performance issues with our learning platform, or other decreases in productivity that could seriously harm our business. Significant management time and resources may be diverted from our ordinary business operations in order to develop, implement and manage workplace safety strategies and conditions as we attempt to return to our facilities.

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As a result of the COVID-19 pandemic, we may experience difficulties in recruiting or retaining personnel, which may impact our ability to respond to our customers’ needs and fulfill contractual obligations. In addition, as a result of financial or operational difficulties that they may be experiencing, our suppliers, system integrators and channel partners may experience delays or interruptions in their ability to provide services to us or our customers, if they are able to do so at all, which could interrupt our customers’ access to our services which could adversely affect their perception of our learning platform’s reliability and result in increased liability exposure. We rely upon third parties for certain critical inputs to our business and learning platform, such as data centers and technology infrastructure. Any disruptions to services provided to us by third parties that we rely upon to provide our learning platform, including as a result of actions outside of our control, could significantly impact the continued performance of our learning platform.

The COVID-19 pandemic has also significantly increased economic uncertainty globally, and has led to record levels of unemployment in the U.S. As a result, the COVID-19 pandemic has caused an economic slowdown, and it is possible that it could cause a global recession. Concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) and geopolitical issues have led to increased market volatility and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in IT spending by our existing and prospective customers, reduced enrollments, and pressure on tuition rates and collection thereof. Some of our customers have experienced and may continue to experience financial hardships that, to date, have resulted in certain immaterial instances in delayed or uncollectible payments from our existing customers, and this could increase in the future. It is unclear when and how quickly the economy will recover after this unprecedented shutdown. All of these factors could have a negative impact on our revenue, cash flows and results of operations.

The severity, magnitude and duration of the COVID-19 pandemic is uncertain, rapidly changing and hard to predict and depends on events beyond our knowledge or control. These and other impacts of the COVID-19 pandemic could have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our reputation and learning platform sales. We may not be able to predict or respond to all impacts on a timely basis to prevent near- or long-term adverse impacts to our results. As a result, we cannot at this time predict the impact of the COVID-19 pandemic, but it could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Related to Our Business and Industry

We have a history of losses, and anticipate that we will continue to incur losses for the foreseeable future and may not achieve or maintain profitability in the future.

We have incurred net losses of $80.8 million, $22.2 million and $178.0 million in the year ended December 31, 2019 (which relates to the Predecessor), the Predecessor 2020 Period and the Successor 2020 Period, respectively. We had an accumulated deficit of $178.0 million at December 31, 2020. We must generate and sustain higher revenue levels in future periods to become profitable, and, even if we do, we may not be able to maintain or increase our profitability. We expect to continue to incur losses for the foreseeable future as we expend substantial financial and other resources on, among other things:

•	sales and marketing, including expanding our direct sales organization and marketing programs, particularly for larger customers;

•	investments in our research and development team, and the development of new applications and new features for, and enhancements of, our existing applications;

•	expansion of our operations and infrastructure, both domestically and internationally; and

•	general administration, including legal, accounting, and other expenses related to being a public company.

These expenditures may not result in additional revenue or the growth of our business. We also expect that our revenue growth rate will continue to decline over time. Accordingly, we may not be able to generate

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sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, the market price of our common stock could decline.

We depend on new customer acquisition and expansion and customer renewals to grow our business.

We derive, and expect to continue to derive, a substantial majority of our revenue from the sale of new subscriptions or renewals of subscriptions to our learning platform and applications and cross-selling additional offerings into our existing customer base. Our growth today is primarily driven by new subscriptions and the related services and support bookings. Our contracts typically vary in length between one and five years and our customers have no obligation to renew their subscriptions after the expiration of their initial subscription periods. Our customers may elect not to renew or may seek to renew for lower subscription amounts or for shorter contract lengths. Our customers may make their decision to renew based on a number of factors, including their respective resources, pricing changes, their adoption and utilization of our applications and services, their satisfaction with our learning platform and applications, procurement or budgetary decisions from legislative or other regulatory bodies, and deteriorating general economic conditions. As our customer base continues to grow, renewals will become an increasingly important part of our results. If our customers do not renew their subscriptions for our learning platform and applications, or decrease the amount they spend with us, our revenue will decline and our business will be harmed.

If the markets for our applications develop more slowly than we expect or market conditions reduce IT spending, our growth may slow or stall as demand for our learning platform reduces, and our operating results would be harmed.

The markets for learning platforms are still evolving, and we depend on continued growth of these markets. In particular, we do not know whether the trend of adoption of cloud applications and infrastructure we have experienced with our academic customers in the past will continue in the future. To date, we have derived a substantial majority of our revenue from Canvas. A critical factor for our continued growth is our ability to sell our learning platform to new customers in Higher Education and K-12. The adoption trend for our academic customers is subject to influence from federal, state and local policymakers. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for our learning platform does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results would be harmed.

We have also benefited from increasing trends toward remote learning and have experienced significant revenue growth in prior periods. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. To the extent these trends slow or reverse, our sales and profitability would be adversely affected.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations in the U.S. economy and abroad, which in turn could result in reductions in IT spending by our existing and prospective customers, reduced enrollments, and pressure on tuition rates and collection thereof. Prolonged economic slowdowns may result in customers delaying or canceling IT projects or seeking to lower their costs by requesting us to renegotiate existing contracts on less advantageous terms or defaulting on payments due on existing contracts or not renewing at the end of existing contract terms. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations and cash flows.

We could lose customers and revenue if there are changes in the spending policies or budget priorities for government funding of colleges, universities, K-12 schools and other education providers.

Our customers include colleges, universities, K-12 schools and other education providers, many of which depend substantially on government funding. Accordingly, any general decrease, delay or change in federal, state

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or local funding for colleges, universities, schools and other education providers could cause our current and potential customers to reduce their purchases of our learning platform, or decide not to renew their subscriptions, any of which could cause us to lose customers and revenue. In addition, a specific reduction in governmental funding support for learning platform could also cause us to lose customers and revenue.

Our business may be adversely affected by changes in state educational funding, resulting from changes in legislation, both at the federal and state levels, changes in the state procurement process, changes in government leadership, declines in K-12 school enrollment, emergence of other priorities and changes in the condition of the local, state or U.S. economy. Moreover, future reductions in federal funding and the state and local tax bases could create an unfavorable environment, leading to budget shortfalls resulting in a decrease in educational funding. Any decreased funding for schools may harm our recurring and new business materially if our customers are not able to find and obtain alternative sources of funding.

Interruptions or performance problems associated with our learning platform may adversely affect our business, financial condition and results of operations.

Our continued growth depends in part on the ability of our existing and potential customers to access our learning platform and its capabilities at any time and within an acceptable amount of time. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our learning platform and its capabilities simultaneously, denial of service attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time.

It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our learning platform and its capabilities become more complex and our user traffic increases. If our learning and its capabilities are unavailable or if our users are unable to access our learning platforms and its capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our learning platform, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, particularly potential contractual liabilities with our customers, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.

Moreover, our standard customer agreements include performance guarantees and service level standards that obligate us to provide credits in the event of a significant disruption in our platform. To the extent that our third-party service providers experience outages, or to the extent we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

If we fail to manage our growth effectively or our business does not grow as we expect, or if we fail to scale our business or manage our expenses, our operating results may suffer.

Our growth has placed, and will continue to place, a significant strain on our operational, financial and management infrastructure. To manage this growth effectively, we must continue to improve our operational, financial and management systems and controls by, among other things:

•	effectively attracting, training and integrating new employees, particularly technical personnel and members of our management and sales teams;

•	further improving our key business systems, processes and information technology infrastructure to support our business needs;

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•	enhancing our information and communication systems to ensure that our employees are well-coordinated and can effectively communicate with each other and our customers; and

•	improving our internal control over financial reporting and disclosure controls and procedures to ensure timely and accurate reporting of our operational and financial results.

If we fail to manage our expansion or implement new systems, or if we fail to implement improvements or maintain effective internal controls and procedures, costs and expenses may increase more than expected and we may not expand our customer base, increase renewals, enhance existing solutions, develop new solutions, satisfy customers, respond to competitive pressures, or otherwise execute our business plan. If we are unable to effectively manage our growth, our operating results will be harmed.

We have expanded specific functions over time in order to scale efficiently, to improve our cost structure and help scale our business. Our need to scale our business has placed, and will continue to place, a significant strain on our administrative and operational business processes, infrastructure, facilities and other resources. Our ability to manage our operations will require significant expenditures and allocation of valuable management resources to improve internal business processes and systems, including investments in automation. Further, we expect to continue to expand our business globally, which will require additional resources and controls. If our operations, infrastructure and business processes fail to keep pace with our business and customer requirements, customers may experience disruptions in service or support or we may not scale the business efficiently, which could adversely affect our reputation and adversely affect our revenue. There is no guarantee that we will be able to continue to develop and expand our infrastructure and business processes at the pace necessary to scale the business, and our failure to do so may have an adverse effect on our business. If we fail to efficiently expand our engineering, operations, customer support, professional services, cloud infrastructure, IT and financial organizations and systems, or if we fail to implement or maintain effective internal business processes, controls and procedures, our costs and expenses may increase more than we planned or we may fail to execute on our learning platform roadmap or our business plan, any of which would likely seriously harm our business, operating results and financial condition.

Because we generally recognize revenue from subscriptions ratably over the term of the agreement, near term changes in sales may not be reflected immediately in our operating results.

We offer our learning platform primarily through multi-year subscription agreements and generally recognize revenue ratably over the related subscription period. As a result, much of the revenue we report in each quarter is derived from agreements entered into during prior quarters or years. A decline in new or renewed subscriptions in any one quarter is not likely to be reflected immediately in our revenue results for that quarter. However, declines would negatively affect our revenue and deferred revenue balances in future periods, and the effect of significant downturns in sales and market acceptance of our platform and applications, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our total revenue and deferred revenue balance through additional sales in any period, as revenue from new customers is recognized over the applicable subscription term.

Future acquisitions could disrupt our business and may divert management’s attention and, if unsuccessful, harm our business.

We intend to expand by making acquisitions that could be material to our business. We have completed four acquisitions since 2017 and our ability as an organization to successfully acquire and integrate technologies or businesses is limited. Acquisitions involve many risks, including the following:

•

an acquisition may negatively affect our results of operations and financial condition because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third

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parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•

we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•

an acquisition may result in a delay or reduction of customer purchases for both us and the company we acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may encounter difficulties in successfully selling, or may be unable to sell, any acquired products;

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•	challenges inherent in effectively managing an increased number of employees in diverse locations;

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	potential known and unknown liabilities associated with an acquired company;

•	our use of cash to pay for acquisitions would limit other potential uses for our cash;

•

if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business and financial maintenance covenants, and materially increase our interest expense;

•	the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions;

•

to the extent that we issue a significant amount of equity or equity-linked securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and

•	managing the varying intellectual property protection strategies and other activities of an acquired company.

We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to integrate successfully the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could harm our business and operating results.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2020, we had approximately $481.0 million and $474.8 million of federal and state net operating loss carryforwards, respectively, available to reduce future taxable income that will begin to expire in 2028 for federal purposes and 2020 for state tax purposes. Unused federal net operating loss carryforwards for the tax year ended December 31, 2017 and prior years could expire unused and be unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs Act (the “TCJA”), as modified by the CARES Act, federal net operating losses incurred after December 31, 2017 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses after 2020 is limited to 80% of current year taxable income in any given year. The CARES Act temporarily repealed the 80% taxable income limitation for tax years beginning before January 1, 2021; net operating loss carryforwards generated after December 31, 2017 and carried forward to taxable years beginning after December 31, 2020 will be subject to the 80% limitation. Also, under the CARES Act, net operating losses arising in 2018, 2019 and 2020 can be carried back 5 years. It is

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uncertain if and to what extent various states will conform to the TCJA or the CARES Act. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

Changes in our pricing models could adversely affect our revenue, gross profit and financial position.

We have in the past and expect in the future that we will need to change our pricing model or contract length from time to time. For example, in September 2020, we raised our subscription prices for North America. As the market for our platform and applications grows, as new competitors introduce new competitive applications or services, or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing models we have historically used, or for contract lengths consistent with our historical averages. Pricing and contract length decisions may also impact the adoption of our learning platform and negatively impact our overall revenue. Moreover, larger organizations may demand substantial price concessions or shorter contract duration. As a result, in the future we may be required to reduce our prices or offer shorter contract durations, which could adversely affect our revenue, gross profit and financial position.

The length and unpredictability of the sales cycle for our learning platform could delay new sales and cause our revenue for any given quarter to fail to meet our estimates or market expectations.

The sales cycle between our initial contact with a potential customer and the signing of a subscription agreement varies. As a result of the variability and length of the sales cycle, we have only a limited ability to forecast the timing of sales. A delay in or failure to complete sales could harm our business and financial results, and could cause our financial results to vary significantly from period to period. Our sales cycle varies widely, reflecting differences in our potential customers’ decision-making processes, procurement requirements and budget cycles, and is subject to significant risks over which we have little or no control, including:

•	customers’ budgetary constraints and priorities;

•	the timing of our customers’ budget cycles;

•	the need by some customers for lengthy evaluations that often include both their administrators and faculties; and

•	the length and timing of customers’ approval processes.

Potential customers typically conduct extensive and lengthy evaluations before committing to our applications and services and generally require us to expend substantial time, effort and money educating them as to the value of our learning platform.

If we fail to effectively develop and expand our sales and marketing capabilities, our ability to increase our customer base and increase the market share of our learning platform and applications could be harmed.

To increase the number of customers and increase the market share of our platform and applications, we will need to continue to develop our sales and marketing operations, including our domestic and international sales force. We will continue to dedicate significant resources to sales and marketing programs. The effectiveness of our inbound sales and marketing has varied over time and may vary in the future. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve anticipated

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revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

We face significant competition from both established and new companies, and the risk of new established entrants, offering learning platforms, which may harm our ability to gain new customers, retain existing customers and grow our business.

The learning platform market is evolving and highly competitive, particularly in the Higher Education and K-12 market. With the introduction of new technologies and the potential entry of new competitors into the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, maintain or increase renewals and maintain our prices.

We face intense competition from other software companies that develop learning platforms. With respect to LMS, companies such as Blackboard, D2L, Moodle, and Schoology have offerings that compete with certain of our products across our different end markets. We may also in the future face competition from new entrants to our market, some of whom would be able to invest massive resources to develop a unified platform that competes directly with ours or to acquire one or more of our competitors to compete with us. If existing or new companies develop or market a learning platform similar to ours, develop an entirely new software platform for the Higher Education and K-12 sector, acquire one of our existing competitors or form a strategic alliance with one of our competitors or other industry participants, our ability to compete effectively could be significantly impacted, which would have a material adverse effect on our business, results of operations and financial condition.

Competition could significantly impede our ability to sell or renew subscriptions to our platform and applications on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future solutions less competitive, unmarketable or obsolete. In addition, if these competitors develop platforms and applications with similar or superior functionality to our learning platform, we may need to decrease the prices or accept less favorable terms for our subscriptions in order to remain competitive. If we are unable to maintain our pricing due to competitive pressures, margins will be reduced and operating results will be negatively affected.

Certain competitors have, and potential competitors may have, significantly more financial, technical, marketing and other resources than us, and may be able to devote greater resources to the development, promotion, sale and support of their applications and services, have more extensive customer bases and broader customer relationships, and longer operating histories and greater name recognition than us. As a result, these competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. In a few cases, these vendors may also be able to offer additional software at little or no additional cost by bundling them with their existing suite of applications. To the extent any competitor has existing relationships with potential customers for other applications, those customers may be unwilling to purchase our learning platform because of their existing relationships with the competitor. If we are unable to compete with such companies, the demand for our platform and applications could be adversely affected.

Joint ventures, platform partnerships, and strategic alliances may have a material adverse effect on our business, results of operations and prospects.

We may enter into joint ventures, platform partnerships, and strategic alliances as part of our long-term business strategy, including with current and future competitors. Joint ventures, platform partnerships, strategic alliances, and other similar arrangements involve significant investments of both time and resources, and there can be no assurances that they will be successful. They may present significant challenges and risks, including that they may not advance our business strategy, we may get an unsatisfactory return on our investment or lose some or all of our investment, they may distract management and divert resources from our core business, they

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may expose us to unexpected liabilities, or we may choose a partner that does not cooperate as we expect them to and that fails to meet its obligations or that has economic, business, or legal interests or goals that are inconsistent with ours.

Entry into certain joint ventures, platform partnerships, or strategic alliances now or in the future, particularly if entered into with a current and future competitor, may be subject to government regulation, including review by U.S. or foreign government entities. If a joint venture or similar arrangement were subject to regulatory review, such regulatory review might limit our ability to enter into the desired strategic alliance and thus our ability to carry out our long-term business strategy.

As our joint ventures, platform partnerships, and strategic alliances come to an end or terminate, we may be unable to renew or replace them on comparable terms, or at all. In the event we enter into an arrangement with a particular partner, we may be less likely (or unable) to work with one or more direct competitors of our partner with which we would have worked absent the arrangement. We may have interests that are different from our joint venture partners and/or which may affect our ability to successfully collaborate with a given partner. Similarly, one or more of our partners in a joint venture, platform partnership, or strategic alliance may independently suffer a bankruptcy or other economic hardship that negatively affects its ability to continue as a going concern or successfully perform on its obligation under the arrangement. Further, some of our strategic partners may offer competing products and services or work with our competitors. As a result of these and other factors, many of the companies with which we may enter into joint ventures, platform partnerships, or strategic alliances with may choose to pursue alternative technologies and develop alternative products and services in addition to or in lieu of our learning platform, either on their own or in collaboration with others, including our competitors. If we are unsuccessful in establishing or maintaining our relationships with these partners, our ability to compete in a given marketplace or to grow our revenue would be impaired, and our results of operations may suffer. Even if we are successful in establishing and maintaining these relationships with our partners, we cannot assure you that these relationships will result in increased customer usage of our learning platform or increased revenue.

Further, winding down joint ventures, platform partnerships, or other strategic alliances can result in additional costs, litigation, and negative publicity. Any of these events could adversely affect our business, financial condition, results of operations, and growth prospects.

If we fail to offer high-quality professional services and support, our business and reputation may suffer.

High-quality professional services and support, including training, implementation and consulting services, are important for the successful marketing, sale and use of our learning platform and applications and for the renewal of existing customers. The importance of high-quality professional services and support will increase as we expand our business and pursue new customers. If we do not provide effective ongoing support, our ability to sell additional functionality and services to, or to retain, existing customers may suffer and our reputation with existing or potential customers may be harmed.

Our expense reduction plan may not produce the savings expected and may negatively impact our other initiatives and efforts to grow our business.

We are consistently exploring measures aimed at improving our profitability and maintaining flexibility in our capital resources, including the introduction of our expense reduction plan. We restructured our mix of onshore and offshore research and development through a variety of initiatives, including moving a portion of our development efforts to Budapest, Hungary. Additionally, we simplified our organizational design and aligned the organization with our sole focus on serving education, eliminating low ROI program expenses, and closing and consolidating facilities internationally and within the U.S. We expect to continue to take measures to improve our profitability and cash flows from operating activities. However, there can be no assurance that the cost control measures will be successful. In addition, these and any future spending reductions, if any, may negatively impact our other initiatives or our efforts to grow our business, which may negatively impact our future results of operations and increase the burden on existing management, systems, and resources.

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Our business outside the U.S. exposes us to risks associated with international operations.

For 2020, 19% of our revenue was derived from outside the U.S. We opened our international headquarters in London, England in 2014 and have offices in Sydney, Australia, Hong Kong, Sao Paulo, Brazil, and Budapest, Hungary. Our international efforts strategy focuses on the United Kingdom (the “U.K.”), the Nordics, Australia, and New Zealand, and will be bolstered in the future in growing markets such as the Benelux region, Spain, Singapore, Philippines, and Brazil. Our current international operations and future initiatives will involve a variety of risks, including:

•	more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal information, particularly in the European Union (the “EU”);

•	technical or latency issues in delivering our platform and applications;

•	dependence on certain third parties, including potentially resellers with whom we do not have extensive experience;

•	unexpected changes in regulatory requirements, taxes or trade laws;

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differing labor regulations, especially in the EU, where labor laws are generally more advantageous to employees as compared to the U.S., including deemed hourly wage and overtime regulations in these locations;

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challenges inherent in efficiently managing an increased number of employees over large geographic distance, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	difficulties in maintaining our company culture with a dispersed and distant workforce;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we choose to do so in the future;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	limited or insufficient intellectual property protection;

•	political instability or terrorist activities;

•	requirements to comply with foreign privacy and information security laws and regulations and the risks and costs of non-compliance;

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likelihood of potential or actual violations of domestic and international anticorruption laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and the U.K. Bribery Act 2010, or of U.S. and international export control and sanctions regulations, which likelihood may increase with an increase of sales or operations in foreign jurisdictions and operations in certain industries; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will be harmed.

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We rely on our management team and other key employees, and the loss of one or more key employees could harm our business.

Our success and future growth depend upon the continued services of our management team and other key employees in the areas of engineering, marketing, sales, services and general and administrative functions. From time to time, there may be changes in our management team resulting from the hiring or departure of executives. We also are dependent on the continued service of our existing software engineers and information technology personnel because of the complexity of our learning platform, technologies and infrastructure.

Further, we have recently experienced significant changes to our executive leadership team. In 2020, we named several new key leaders, including a Chief Executive Officer and a Chief Financial Officer. These types of management changes have the potential to disrupt our operations due to the operational and administrative inefficiencies, added costs, increased likelihood of turnover, and the loss of personnel with vital institutional knowledge, experience and expertise, which could result in significant disruptions to our operations. In addition, we must successfully integrate the new executive leadership team members within our organization in order to achieve our operating objectives, and changes in key leadership positions may temporarily affect our financial performance and results of operations as new leadership becomes familiar with our business.

We may terminate any employee’s employment at any time, with or without cause, and any employee may resign at any time, with or without cause. We do not maintain any “key man” insurance for any employee. The loss of one or more of our key employees could harm our business.

If we fail to attract and retain additional qualified personnel, we may be unable to execute our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, as well as for skilled information technology, marketing, sales and operations professionals, and we may not be successful in attracting and retaining the professionals we need, in particular in Utah, where we are headquartered. In addition, as remote working arrangements continue to become normalized, we anticipate increased competition in attracting and retaining the professionals we need, particularly in Utah, from companies located elsewhere in the U.S. and internationally. For instance, companies based in Silicon Valley may offer remote working arrangements and compete for the same employees in our target markets. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications which may, among other things, impede our ability to execute our software development and sales strategies. Many of the companies with which we compete for experienced personnel have greater resources than we do. In addition, in making employment decisions, particularly in the software industry, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. If the price of our stock declines, or experiences significant volatility, our ability to attract or retain qualified employees will be adversely affected. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be harmed.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

We believe that a critical component to our success has been our company culture, which is based on dedication to openness, relationships, equality, ownership and simplicity. We have invested substantial time and resources in building our team within this company culture. If we fail to preserve our culture our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives could be harmed. As we grow, we may find it difficult to maintain these important aspects of our company culture. If we fail to maintain our company culture, our business may be harmed.

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Our business is dependent upon our brand recognition and reputation, and if we fail to maintain or enhance our brand recognition or reputation, our business could be harmed.

We believe that maintaining and enhancing our brands and our reputation are critical to our relationships with our customers and to our ability to attract new customers. We also believe that our brands and reputation will be increasingly important as competition in our markets continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

•	the efficacy of our marketing efforts;

•	our ability to continue to offer high-quality, innovative and err- and bug-free applications;

•	our ability to retain existing customers and obtain new customers;

•	our ability to maintain high customer satisfaction;

•	the quality and perceived value of our applications;

•	our ability to successfully differentiate our applications from those of our competitors;

•	actions of competitors and other third parties;

•	our ability to provide customer support and professional services;

•	any misuse or perceived misuse of our applications;

•	positive or negative publicity;

•	interruptions or delays on our platform or applications;

•	cyber-attacks on or security breaches of our platform and applications or the platforms of certain of our subcontractors; and

•	litigation, legislative or regulatory-related developments.

If our brand promotion activities are not successful, our operating results and growth may be harmed.

Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, our employees, our partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our learning platform and have an adverse effect on our business, operating results and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time consuming, and such efforts may not ultimately be successful.

Our billing and collections processing activities are complex and time-consuming, and any delay in transmitting and collecting payment could have an adverse effect on our future revenue.

Billing for our learning platform is complex, time-consuming and expensive. Depending on the billing arrangement and applicable law, we often bill various entities within a school district, all of which may have different billing requirements. In addition, because many of our customers are educational institutions that provide fundamental services, it is difficult to cease service when bills are not paid, which limits our collection methods. These factors create increased risk in our collection efforts, including long collection cycles and the risk that we may never collect at all, either of which could adversely affect our business, financial condition and results of operations.

Risks Related to our Technology and our Intellectual Property Rights

We rely upon Amazon Web Services to operate certain aspects of our service and any disruption of or interference with our use of Amazon Web Services could impair our ability to deliver our learning platform to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers and harm to our business.

AWS provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We have designed our learning platform, software and computer

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systems to use data processing, storage capabilities and other services provided by AWS. Currently, our cloud service infrastructure is run on AWS. Given this, we cannot easily switch our AWS operations to another cloud provider, so any disruption of or interference with our use of AWS would impact our operations and our business would be adversely impacted. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement without cause by providing 90 days’ prior written notice, and may terminate the agreement with 30 days’ prior written notice for cause, including any material default or breach of the agreement by us that we do not cure within the 30-day period. The agreement requires AWS to provide us their standard computing and storage capacity and related support in exchange for timely payment by us. If any of our arrangements with AWS is terminated, we could experience interruptions in our learning platform as well as delays and additional expenses in arranging new facilities and services.

Additionally, if our arrangement with AWS is unable to keep up with our increasing needs for capacity, customers may experience delays or interruptions in their use of our learning platform. We plan to continue adapting our arrangement with AWS to meet increased demand, but we may be unable to do so in a timely manner. As our AWS usage demands increase, we will experience higher variable costs and such higher variable costs may disproportionately affect our flat fee arrangements and further be disproportionate to any fee increases for our services, which may harm our business, financial condition, and operating results.

We utilize third-party data center hosting facilities operated by AWS, located in various sites within the states of Virginia, Ohio and Oregon. For international customers, we utilize third-party data center hosting facilities operated by AWS located in Dublin, Ireland, Frankfurt, Germany, Sydney, Australia, Montreal, Canada and Singapore.

Our operations depend, in part, on AWS’s abilities to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Despite precautions taken at our data centers, the occurrence of spikes in usage volume, a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close a facility without adequate notice, or other unanticipated problems at a facility could result in lengthy interruptions in the availability of our platform. Even with current and planned disaster recovery arrangements, our business could be harmed. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could harm our business or negatively impact our brand.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our learning platform may become less competitive.

Our future success depends on our ability to adapt and enhance our learning platform. To attract new customers and increase revenue from existing customers, we need to continue to enhance and improve our application offerings, features and enhancements to meet customer needs at prices that our customers are willing to pay. Such efforts will require adding new functionality and responding to technological advancements, which will increase our research and development costs. If we are unable to develop applications that address customers’ needs, or enhance and improve our platform in a timely manner, we may not be able to maintain or increase market acceptance of our learning platform. Further, our competitors may expend a considerably greater amount of funds on their research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. If we fail to maintain adequate research and development resources or compete effectively with the research and development programs of our competitors our business could be harmed. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our platform and applications is provided via the internet, which, itself, was disruptive to the previous enterprise software model. If new technologies emerge that are able to deliver learning platforms and related applications at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely affect our ability to compete.

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If we do not maintain the compatibility of our learning platform with third-party applications that our customers use in their schools or businesses, our revenue will decline.

A significant percentage of our customers choose to integrate our applications and platform with certain capabilities of third-party publishers and software providers using APIs. The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with third-party applications and software. Third-party providers of applications may change the features of their applications and software, restrict our access to their applications and software or alter the terms governing the use of their applications and software and access to those applications and software in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and software in conjunction with our learning platform, which could negatively impact our offerings and harm our business. If we fail to integrate our platform with new third-party applications and software that our customers utilize, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate revenue and adversely impact our business.

If our network or computer systems are breached or unauthorized access to customer or other data is reported to have occurred or information is otherwise actually obtained, our platform and applications may be perceived as insecure and we may lose existing customers or fail to attract new customers, our reputation may be damaged and we may incur significant liabilities.

Use of our learning platform involves the storage, transmission and processing of our customers’ data, including personal or identifying information regarding their students or employees. Our systems that house this data are potentially vulnerable to security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our data. For example, companies have experienced an increase in phishing and social engineering attacks from third parties in connection with the COVID-19 pandemic. Also, due to the COVID-19 pandemic, substantially all of our employees are working remotely. As a result, we may have increased cyber security and data security risks, due to increased use of home Wi-Fi networks and virtual private networks, as well as increased disbursement of physical machines. Cyber-attacks and other accidental or malicious internet-based activities continue to increase generally, and cloud-based platform providers of software and services have been targeted by bad actors. If any unauthorized access to or security breaches of our platform or applications, or those of our service providers, occurs, or is believed to have occurred, such an event or perceived event could result in the loss of or unauthorized processing of data, loss of intellectual property or trade secrets, loss of business, severe reputational or brand damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws, regulations, or contractual obligations, and significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach, and other liabilities. Additionally, any such event or perceived event could impact our reputation, harm customer confidence, hurt our sales and expansion into existing and new markets, or cause us to lose existing customers. We could be required to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches and to remediate our systems, we could be exposed to a risk of loss, litigation or regulatory action and possible liability, and our ability to operate our business may be impaired. Additionally, actual, potential or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Moreover, failure to maintain effective internal accounting controls related to data security breaches and cybersecurity in general could impact our ability to produce timely and accurate financial statements and could subject us to regulatory scrutiny.

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In addition, if the security measures of our customers are compromised, even without any actual compromise of our own systems, we may face negative publicity or reputational harm if our customers or anyone else incorrectly attributes the blame for such security breaches to us or our systems. If customers believe that our platform and applications do not provide adequate security for the storage of personal or other sensitive or confidential information or the transmission of such information over the internet, our business will be harmed. Customers’ concerns about security or privacy may deter them from using our platform and applications for activities that involve personal or other sensitive or confidential information.

Although we maintain liability insurance for liabilities incurred as a result of some security and privacy incidents and damages, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Because the techniques used and vulnerabilities exploited to sabotage or obtain unauthorized access to systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or vulnerabilities or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

Because data security is a critical competitive factor in our industry, we make public statements in our privacy policies describing the security of our learning platform. Should any of these statements be untrue, become untrue, or be perceived to be untrue, even if through circumstances beyond our reasonable control, we may face claims, including claims of unfair or deceptive trade practices, brought by the U.S. Federal Trade Commission (the “FTC”), federal, state, local, or foreign regulators, and private litigants.

Our use of open source software could impose limitations on our ability to commercialize our learning platform or subject us to possible litigation.

Our applications, in particular a substantial portion of Canvas, use open source software that we, in some cases, have obtained from third parties. Open source software is generally freely accessible, usable and modifiable, and is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. The open source software used in our applications may contain real or perceived defects or security vulnerabilities which could adversely affect our reputation or subject us to claims or disputes if our customers are specifically targeted by attackers exploiting such vulnerabilities in our applications. Use and distribution of open source software may entail greater risks than use of third-party commercial software. Open source software licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation or other violation claims or the quality of the code. In addition, certain open source licenses, like the GNU Affero General Public License (the “AGPL”), may require us to offer for no cost the components of our software that incorporate the open source software, to make available source code for modifications or derivative works we create based upon incorporating or using the open source software, or to license our modifications or derivative works under the terms of the particular open source license. If we are required, under the terms of an open source license, to release the source code of our proprietary software to the public, our competitors could create similar applications with lower development effort and time, which ultimately could result in a loss of sales for us.

We may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and operating results, including being enjoined from the offering of the components of our software that contained the open source software. In addition, if the license terms for open source software that we use change, and we cannot continue to use the version of such software that we had been using, we may be forced to re-engineer our applications, incur additional costs, or discontinue the sale of applications or services if re-engineering could not be accomplished on a timely basis, or make generally available, in source code form, all or a portion of our proprietary source code, any of which could materially and adversely affect our business and operating results.

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We could also be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition and require us to devote additional research and development resources to change our applications. Although we monitor our use of open source software to avoid subjecting our applications to unintended conditions, few courts have interpreted open source licenses, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our applications. We cannot guarantee that we have incorporated open source software in our proprietary software in a manner that will not subject us to liability, or in a manner that is consistent with our current policies and procedures, and we may inadvertently use open source software in a manner that we do not intent or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation or other violation.

We make a substantial portion of the source code for Canvas available under the terms of an open source license, and accept contributions of modifications to that source code, each of which could negatively affect our ability to offer our platform and applications or subject us to possible litigation.

To promote our open platform philosophy, we make a substantial portion of the source code for Canvas available to the public on the “GitHub” platform for no charge, under the terms of the AGPL. An individual or entity with the appropriate technical and human resources may choose to use this open source version of Canvas to try to self-host the platform to avoid paying any fees to us. In addition, some individuals or entities may try to use the open source version of Canvas for commercial purposes and directly compete with us for customers. We are aware of a few entities that currently self-host the platform and are aware of some entities that are currently selling hosting and support services. If more customers decide to self-host or other entities use the base code to compete with us, we may experience lower revenue and our business may be harmed.

We accept modifications of the source code for Canvas from contributors who agree to the terms of our contributor agreement. Our contributor agreement provides for assignment of joint ownership in the copyright to the contribution, and a license to any patent rights of the contributor. Contributors must also represent that it is an original work and that the contribution does not violate any third-party intellectual property right. However, we cannot ensure that any of these contributions is free of all third-party rights and claims of intellectual property infringement or misappropriation. By incorporating any contribution into our code base, we may be subject to intellectual property infringement or misappropriation claims, which as discussed elsewhere, are costly to defend and could require costly re-writing of our code base or licensing of replacement third-party solutions. Third-party alternatives may not be available to us on commercially reasonable terms.

We are dependent on the continued availability of the internet and third-party computer and communications systems.

Our ability to provide our platform and applications to our customers depends on our ability to communicate with our customers through the public internet and third-party computer and communications systems. A severe disruption of one or more of these systems could impair our ability to process information, which could impede our ability to provide services to our customers, harm our reputation, subject us to financial penalties and liability under our SLAs, result in a loss of customers and harm our business and operating results.

Real or perceived errors, failures, or bugs in our learning platform could adversely affect our operating results and growth prospects.

We push updates to our platform on a frequent basis. Despite testing by us, errors, failures, bugs or defects may not be found in our platform or applications until after they are deployed to our customers. We have discovered and expect we will continue to discover software errors, failures, bugs or defects in our platform or applications and anticipate that certain of these errors, failures, bugs or defects will only be discovered and remediated after deployment to customers. Real or perceived errors, failures, bugs or defects in our platform and

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applications could result in negative publicity, loss of or delay in market acceptance of our platform and applications, loss of competitive position, or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem.

We implement bug fixes and upgrades as part of our regular system maintenance, which may lead to system downtime. Even if we are able to implement the bug fixes and upgrades in a timely manner, any history of defects or inaccuracies in the data we collect for our customers, or the loss, damage or inadvertent release of confidential data could cause our reputation to be harmed, and customers may elect not to purchase or renew their agreements with us or we may incur increased insurance costs. The costs associated with any material defects or errors in our software or other performance problems may be substantial and could harm our operating results.

Because many of our customers use our applications to store and retrieve critical information, we may be subject to liability claims if our applications do not work properly. We cannot be certain that the limitations of liability set forth in our licenses and agreements would be enforceable or would otherwise protect us from liability for damages. A material liability claim against us, regardless of its merit or its outcome, could result in substantial costs, significantly harm our business reputation and divert management’s attention from our operations.

Third-party claims that we are infringing the intellectual property rights of others, whether successful or not, could subject us to costly and time-consuming litigation or require us to purchase expensive licenses, and our business could be harmed.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual property rights. Companies in the software industry must often defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Third parties, including our competitors, may own patents or other intellectual property rights that cover aspects of our technology or business methods and may assert patent or other intellectual property rights within the industry. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our learning platform or services and underlying technology infringe or violate the intellectual property rights of others. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses. Our technologies may not be able to withstand any third-party claims against their use. Claims of intellectual property infringement or violation might require us to stop using technology found to be in violation of a third-party’s rights, redesign our application, which could require significant effort and expense, and cause delays of releases, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our learning platform. If we cannot or do not license the infringed technology on reasonable terms or at all, or substitute similar technology from another source, we could be forced to limit or stop selling our learning platform, we may not be able to meet our obligations to customers under our customer contracts, our revenue and operating results could be adversely impacted, and we may be unable to compete effectively. Additionally, our customers may not purchase our applications if they are concerned that such applications may infringe or violate third-party intellectual property rights. The occurrence of any of these events may harm our business.

In our subscription agreements with our customers, we generally agree to indemnify our customers against any losses or costs incurred in connection with claims by a third party alleging that the customer’s use of our learning platform or services infringes the intellectual property rights of the third party. Our customers who are accused of intellectual property infringement may seek indemnification from us. If any claim is successful, or if

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we are required to indemnify or defend our customers from any of these or other claims, these matters could be disruptive to our business and management and result in additional legal expenses.

The success of our business depends in part on our ability to protect and enforce our intellectual property and proprietary rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property and proprietary rights in our applications and services. However, the steps we take to protect our intellectual property and proprietary rights may be inadequate. We will not be able to protect our intellectual property and proprietary rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property and proprietary rights. Any of our trademarks or other intellectual property or proprietary rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create applications and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. Our corporate name and the name of our platform and applications have not been trademarked in each market where we operate and plan to operate. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties. Effective copyright, trademark and trade secret protection may not be available in every country in which our platform and applications are available. The laws of some foreign countries, including countries in which our solutions are sold, may not be as protective of intellectual property and proprietary rights as those in the U.S., and mechanisms for enforcement of intellectual property and proprietary rights may be inadequate. To the extent we expand our international operations, our exposure to unauthorized copying and use of our technology and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating, or violating, our technology and intellectual property and proprietary rights.

Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, no assurance can be given that these agreements will be effective in controlling access to and distribution of our applications and proprietary information or prevent reverse engineering. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our learning platform, and we may be unable to prevent this competition.

We may be required to spend significant resources to monitor and protect our intellectual property and proprietary rights. Litigation may be necessary in the future to enforce our intellectual property and proprietary rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property and proprietary rights. Furthermore, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and proprietary rights. We may not prevail in any lawsuits that we initiate. Any litigation, whether or not resolved in our favor, could subject us to substantial costs, divert resources and the attention of management and technical personnel from our business and adversely affect our business. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could delay further sales or the implementation of our learning platform, impair the functionality of our learning platform, delay introductions of new features or enhancements, result in our substituting inferior or more costly technologies into our learning platform, or injure our reputation.

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Incorrect or improper use of our solutions or our failure to property train customers on how to use our solutions could result in customer dissatisfaction and negatively affect our business.

Our solutions are complex and the proper use of such solutions requires training of the customer and end user. If our solutions are not used correctly or as intended, inadequate performance may result. Because our customers rely on our solutions, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our solutions, our failure to properly train customers on how to efficiently and effectively use our solutions, or our failure to properly provide maintenance services to our customers may result in negative publicity or legal claims against us.

Risks Related to Laws and Regulation

We are subject to governmental laws, regulation and other legal obligations, particularly related to privacy, data protection and information security, and the governmental laws, regulation and other legal obligations continue to evolve, and any actual or perceived failure to comply with such obligations could harm our business.

Privacy and information security are significant issues in the U.S. and the other jurisdictions where we offer our learning platform. The legislative and regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. The education technology community has been the subject of particular scrutiny. For instance, in 2019, a letter was circulated by certain members of the U.S. Senate to various educational technology companies, including us, reiterating its concerns about the amount of data being collected regarding students and the potential safety and security risks to children. Our handling of data is subject to a variety of laws and regulations, including laws and regulations enforced by various government agencies, such as the FTC and various federal, state, local and foreign agencies. We collect personal information (“PI”) and other data from our employees, customers and users. We use this information to provide services to our customers and users and to operate, support, expand and improve our business. We may also share customers’ or users’ PI with third parties as allowed by applicable law and agreements, as authorized by the customer, or as described in our privacy policies.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use storage and other processing of PI. In the U.S., the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use, dissemination, processing and security of data. Furthermore, many states have enacted laws that apply directly to the operators of online services that are intended for Higher Education and K-12 purposes or are proposing legislation to mandate privacy and data security obligations on the collection, use, disclosure, processing and security of PI generally. For example, the California Consumer Privacy Act of 2018 (the “CCPA”), which took effect on January 1, 2020, imposes a number of privacy and security obligations on companies who collect, use, disclose or otherwise process PI of California residents. The law broadly defines personal information, gives California residents expanded privacy rights, allows consumers to opt out of certain data sharing with third parties, and provides for civil penalties for violations, and includes a new cause of action for data breaches. Moreover, a new privacy law, the California Privacy Rights Act (the “CPRA”) was approved by Californians during the November 3, 2020 election. The CPRA will significantly modify the CCPA, and will impose additional data protection obligations on companies doing business in California, potentially resulting in further complexity. The effects of this legislation are potentially far-reaching and may require us to modify our data management practices and to incur substantial expense in an effort to comply.

Many foreign countries and governmental bodies, including the EU, Canada, Australia and other jurisdictions, have laws and regulations concerning the collection, use, disclosure, processing and security of PI obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the U.S. laws and regulations in these jurisdictions may apply broadly to the collection, use, storage, disclosure, processing and security of data that identifies or may be used to identify

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or locate an individual and other personal information, such as names, email addresses and Internet Protocol addresses and other online identifiers. We publicly post our privacy policies and practices concerning our collection, use, disclosure and other processing of PI. Our publication of our privacy policy and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive or misrepresentative of our practices.

In the EU, where companies must meet specified privacy and security standards, the General Data Protection Regulation (“GDPR”) became enforceable on May 25, 2018. The GDPR introduced new and enhanced data protection requirements throughout the EU and significant penalties of up to the greater of 4% of worldwide turnover or €20 million for violations of data protection rules. The GDPR notably has extra-territorial reach and has a significant impact on ‘data controllers’ and ‘data processors’ either with an establishment in the EU, or which offer goods or services to EU data subjects or monitor EU data subjects’ behavior within the EU. We are maintaining our ongoing compliance with the GDPR. As GDPR enforcement evolves, we may find it necessary to establish systems to maintain EU-origin data in the European Economic Area (the “EEA”), or to amend agreements with our customers which may involve substantial expense and distraction from other aspects of our business. In addition, data protection authorities in each member state of the EU have the ability to interpret certain aspects of the GDPR, which has the potential to create inconsistencies on a country-by-country basis. Ongoing implementation of the GDPR could require us to change certain business practices and result in increased costs. Further, the EU’s draft proposed Regulation on Privacy and Electronic Communications (the “ePrivacy Regulation”) is in the process of being finalized by the Council of the EU (with support from the Committee of Permanent Representatives), and anticipated to become subject to trilogue negotiations (between the Council of the EU, the European Parliament and the European Commission) later in 2021. Although it remains under debate, drafts of the proposed ePrivacy Regulation would alter rules on third-party cookies, web beacons and similar technologies, and significantly increase penalties for non-compliance. The ePrivacy Regulation is unlikely to come into effect for several more years, and we cannot yet determine the impact such future laws, regulations, and standards may have on our business.

The GDPR principles on the processing of PI have been implemented into laws enforceable in the U.K. by the Data Protection Act 2018 and the U.K. GDPR. The European Commission is currently considering whether to issue an ‘adequacy decision’ in favor of the U.K. On December 24, 2020, the U.K. government and the European Commission provisionally agreed a trade and cooperation agreement governing their future relationship, which has introduced a “bridge period” from January 1, 2021 until June 30, 2021, or, if earlier, the date upon which an adequacy decision is issued in favor of the U.K. In this bridge period, transfers of PI from the EEA to the U.K. do not need to be legitimized by a data transfer mechanism. However, if an adequacy decision is not issued in favor of the U.K., then from the expiry of the bridge period, the U.K. will be deemed a “third country” for the purposes of EU data protection law and additional mechanisms may be required to legitimize transfers of PI from the EEA to the U.K. The U.K.’s exit from the EU may therefore lead to an increase in data protection compliance costs.

On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) issued its landmark judgment in Data Protection Commissioner v Facebook Ireland Limited, Maximillian Schrems (Case C-311/18) (“Schrems II”), which invalidated the EU-U.S. Privacy Shield with immediate effect, while upholding the European Commission’s standard contractual clauses (“SCCs”) as a means for legitimizing the transfer of PI by U.S. companies doing business in the EU from the EEA to the U.S. While the use of such SCCs was upheld, the CJEU held that compliance with the SCCs must be closely monitored by parties and the data exporter relying on them must perform a case-by-case assessment as to whether the laws of the country of importation of personal data provide adequate protection, as under EU data protection laws. The decision in Schrems II is likely to impact our current and planned business activities which involve transfers of PI outside of the EEA (both intra-group and to third parties) and will require ongoing monitoring of the latest legal and regulatory developments and as such, may involve compliance costs to address any changes required. We may experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our services due to the potential risk exposure to such customers as a result of the uncertainty around the legality of cross-border data transfer methods on

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which we rely. Ongoing legal challenges to the SCCs may render either or both methods invalid or could result in further limitations on the ability to transfer data across borders. Additionally, certain countries have passed or are considering passing laws requiring local data residency, and there are also plans to replace the SCCs with a revised set of clauses during the course of 2021, a draft of which were published by the European Commission on November 12, 2020 and for which comments were accepted until December 10, 2020.

Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving, particularly in our industry, and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our learning platform. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of PI or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and materially adversely affect our business.

We also expect that this will continue to be a point of focus for legislation and there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the U.S., the EU and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could impair our or our customers’ ability to collect, use, disclose or process information relating to consumers, which could decrease demand for our applications, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue. New laws, amendments to, or re-interpretations of, existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement or update privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use PI for certain purposes. In addition, a foreign government could require that any PI collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement. Other proposed legislation could, if enacted, impose additional requirements and prohibit the use of certain technologies that track individuals’ activities on web pages or that record when individuals click through to an internet address contained in an email message. Such laws and regulations could require us to change features of our learning platform or restrict our customers’ ability to collect and use email addresses, page viewing data and personal information, which may reduce demand for our learning platform. If we fail to comply with federal, state and international data privacy laws and regulations our ability to successfully operate our business and pursue our business goals could be harmed.

We also may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy- or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection. We also may be bound by additional, more stringent contractual obligations relating to our collection, use, disclosure and processing of personal, financial and other data.

We are subject to contractual clauses that require us to comply with certain provisions of the Family Educational Rights and Privacy Act and we are subject to the Children’s Online Privacy Protection Act, and if we fail to comply with these laws, our reputation and business could be harmed.

The Family Educational Rights and Privacy Act (“FERPA”) generally prohibits educational institutions that receive federal funding from disclosing personally identifiable information (“PII”) from a student’s education

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records without the student’s consent. Through our learning platform, our customers and users disclose to us certain information that may originate from or comprise a student education record, as the term is defined under FERPA. As an entity that provides services to institutions, we are often subject to contractual clauses that impose restrictions derived from FERPA on our ability to collect, process, transfer, disclose, and store student data. If we violate our obligations to any of our educational institution customers relating to the privacy of student records subject to FERPA, such a violation could constitute material breach of contract with one or more of our customers and could harm our reputation. Further, in the event that we disclose student information in a manner that results in a violation of FERPA by one of our educational customers, the U.S. Department of Education could require that customer to suspend our access to the customer’s student information that is covered under FERPA for a period of at least five years.

We are also subject to the Children’s Online Privacy Protection Act (“COPPA”), which applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. Our learning platform is directed, in part, at children under the age of 13. Through our learning platform, we collect certain personal information, including names and email addresses from children. COPPA is subject to interpretation by courts and other governmental authorities, including the FTC, and the FTC is authorized to promulgate, and has promulgated, revisions to regulations implementing provisions of COPPA, and provides non-binding interpretive guidance regarding COPPA that changes periodically with little or no public notice. Although we strive to ensure that our platform and applications are compliant with applicable COPPA provisions, these provisions may be modified, interpreted, or applied in new manners that we may be unable to anticipate or prepare for appropriately, and we may incur substantial costs or expenses in attempting to modify our systems, platform, applications, or other technology to address changes in COPPA or interpretations thereof. If we fail to accurately anticipate the application, interpretation or legislative expansion of COPPA we could be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity and we could be in breach of our customer contracts and our customers could lose trust in us, which could harm our reputation and business.

In addition to government regulation, privacy advocates and industry groups may propose self-regulatory standards, such as the Student Privacy Pledge, from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate our customer’s compliance with such standards. Following these privacy standards and adapting to future standards involves significant operational challenges. In addition, any inability or decision not to join these industry initiatives could damage our reputation, inhibit sales, slow our sales cycles and adversely affect our business.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our learning platform and platform capabilities. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our learning platform and platform capabilities, which could have an adverse effect on our business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our learning platform. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our learning platform, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed.

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We could face liability, or our reputation might be harmed, as a result of the activities of our customers or users, the content in our platform or the data they store on our servers.

As a provider of cloud-based software, we may be subject to potential liability for the activities of our customers or users on or in connection with the data they store on our servers. Although our customer terms of use prohibit illegal use of our services by our customers and permit us to take down content or take other appropriate actions for illegal use, customers may nonetheless engage in prohibited activities or upload or store content with us in violation of applicable law or the customer’s own policies, which could subject us to liability or harm our reputation.

Various U.S. federal statutes may apply to us with respect to various customer activities. The Digital Millennium Copyright Act of 1998 (“DMCA”) provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the internet. Under the DMCA, based on our current business activity as an internet service provider that does not own or control website content posted by our customers, we generally are not liable for infringing content posted by our customers or other third parties, provided that we follow the procedures for handling copyright infringement claims set forth in the DMCA. Generally, if we receive a proper notice from, or on behalf, of a copyright owner alleging infringement of copyrighted material located on websites we host, and we fail to expeditiously remove or disable access to the allegedly infringing material or otherwise fail to meet the requirements of the safe harbor provided by the DMCA, the copyright owner may seek to impose liability on us. Technical mistakes in complying with the detailed DMCA take-down procedures, or if we fail to otherwise comply with the other requirements of the safe harbor, could subject us to liability for copyright infringement.

Although statutes and case law in the U.S. have generally shielded us from liability for customer activities to date, court rulings in pending or future litigation may narrow the scope of protection afforded us under these laws. In addition, laws governing these activities are unsettled in many international jurisdictions, or may prove difficult or impossible for us to comply with in some international jurisdictions. Also, notwithstanding the exculpatory language of these bodies of law, we may become involved in complaints and lawsuits which, even if ultimately resolved in our favor, add cost to our doing business and may divert management’s time and attention. Finally, other existing bodies of law, including the criminal laws of various states, may be deemed to apply or new statutes or regulations may be adopted in the future, any of which could expose us to further liability and increase our costs of doing business.

Additionally, our customers could use our learning platform to store or process PI, including sensitive PI, without our knowledge of such storage or processing. In the event that our systems experience a data security incident, or an individual or entity accesses information without, or in excess of, proper authorization, we could be subject to data security incident notification laws, as described elsewhere, which may require prompt remediation and notification to individuals. If we are unaware of the data and information stored on our systems, we may be unable to appropriately comply with all legal obligations, and we may be exposed to governmental enforcement or prosecution actions, private litigation, fines and penalties or adverse publicity and these incidents could cause our customers to lose trust in us, which could harm our reputation and business.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the costs of our learning platform and adversely impact our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Any new taxes could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the TCJA, as modified by the CARES Act, enacted many significant changes to the U.S. tax laws. Future guidance from the U.S. Internal Revenue Service and other tax authorities with respect to the TCJA, the CARES Act or other tax legislation may affect us, and certain aspects of any such tax legislation could be repealed or modified in future legislation. In addition, it is

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uncertain if and to what extent various states will conform to the TCJA, the CARES Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the TCJA, the CARES Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to purchase our learning platform in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our learning platform. Any or all of these events could harm our business and operating results.

In addition, the public schools we contract with are financed with government funding from federal, state and local taxpayers. Our business may be adversely affected by changes in tax laws, statutes, rules, regulations, or ordinances or by diminished tax revenues which could lead to significant declines in public school funding. The results of federal, state and local elections can also result in shifts in education policy and the amount of funding available for various education programs. Any decreased funding for schools may harm our recurring and new business materially if our customers are not able to find and obtain alternative sources of funding.

We are subject to export controls and economic sanctions laws, and our customers and channel partners are subject to import controls that could subject us to liability if we are not in full compliance with applicable laws.

Certain of our solutions are subject to U.S. export controls and we are permitted to export such solutions to certain countries outside the U.S. only by first obtaining an export license from the U.S. government or by utilizing an existing export license exception. Obtaining the necessary export license for a particular export may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions, including economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, prohibit the sale or supply of our solutions and services to U.S. embargoed or sanctioned countries, regions, governments, persons and entities.

Although we take precautions to prevent our solutions from being provided in violation of U.S. export control and economic sanctions laws, our solutions may have been in the past, and could in the future be, provided inadvertently in violation of such laws. If we were to fail to comply with U.S. export law requirements, U.S. customs regulations, U.S. economic sanctions or other applicable U.S. laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers and the possible loss of export or import privileges. U.S. export controls, sanctions and regulations apply to our channel partners as well as to us. Any failure by our channel partners to comply with such laws, regulations or sanctions could have negative consequences, including reputational harm, government investigations and penalties.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those countries. Changes in our solutions or changes in export and import regulations may create delays in the introduction of our solutions into international markets, prevent our customers with international operations from deploying our solutions globally or, in some cases, prevent the export or import of our solutions to certain countries, governments or persons altogether. In addition, any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition and operating results.

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We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting, or accepting, directly or indirectly, improper payments or other improper benefits to or from any person whether in the public or private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions or sanctions could adversely affect our business, results of operations and financial condition. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our third-party business partners or intermediaries, employees, representatives, contractors, and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Our failure to comply with a variety of complex procurement rules and regulations could damage our reputation and result on our being liable for penalties, including termination of our government contracts, disqualification from bidding on future government contracts, suspension or debarment from government contracting.

We must comply with laws and regulations relating to government contracts, which affect how we do business with our customers and may impose added costs on our business. Some significant laws and regulations that affect us include:

•	federal, state and local laws and regulations (including the Federal Acquisition Regulation) regarding the formation, administration and performance of government contracts;

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the Civil False Claims Act (and similar state and local false claims acts), which provides for substantial civil penalties for violations, including for submission of a false or fraudulent claim to the U.S. government for payment or approval; and

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federal, state and local laws and regulations regarding procurement integrity including gratuity, bribery and anti-corruption requirements as well as limitations on political contributions and lobbying.

Any failure to comply with applicable laws and regulations could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, results of operations and financial condition.

In addition, federal, state and local government entities may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and may also face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Any of these changes could impair our ability to obtain new contracts or renew contracts under which we currently perform when those contracts are eligible for recompetition.

Any future litigation against us could damage our reputation and be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment

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claims made by current or former employees, including as a result of actions taken by us in response to the COVID-19 pandemic. Litigation might result in reputational damage and substantial costs and may divert management’s attention and resources, which might adversely impact our business, overall financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. Moreover, any negative impact to our reputation will not be adequately covered by any insurance recovery. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our results of operations and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the value of our common stock. While we currently are not aware of any material pending or threatened litigation against us, we can make no assurances the same will continue to be true in the future.

Risks Related to Being a Public Company

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

As a public company, we will incur legal, accounting and other expenses that we did not incur as a private company. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, the listing requirements of NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition, results of operations, cash flows and prospects. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to re-establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations, cash flows and prospects. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

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As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. As a prior reporting company, the framework of our system and processing documentation is established; however, we are in the process of updating as necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation prior to becoming a public company or in a timely manner thereafter. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the Securities and Exchange Commission (the “SEC”).

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second Annual Report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and stock price. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

Our management team has limited experience managing a public company.

Many members of our management team, including our Chief Executive Officer and Chief Financial Officer, have limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

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Risks Related to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of March 31, 2021 and December 31, 2020, we had total current and long-term indebtedness outstanding of approximately $789.6 million and $839.2 million, respectively, in term loans and unamortized debt issuance costs of $11.6 million and $12.1 million, respectively. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our credit agreement with a syndicate of lenders and Golub Capital Markets LLC, as administrative agent and collateral agent, and Golub Capital Markets LLC and Owl Rock Capital Advisors LLC, as joint bookrunners and joint lead arrangers (the “Credit Agreement”) have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•

limiting our ability to incur or prepay existing indebtedness, pay dividends or distributions, dispose of assets, engage in mergers and consolidations, make acquisitions or other investments and make changes in the nature of the business, among other things;

•	making us more vulnerable to rising interest rates, as substantially all of our borrowings, including borrowings under the Credit Facilities, bear variable rates of interest; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, tax laws, including the disallowance or deferral of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial condition, results of operations, cash flows and prospects. Further, our Credit Agreement contains customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business.

Interest rates under the Credit Agreement are based partly on the London interbank offered rate (“LIBOR”), the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. LIBOR is currently expected to be phased out by the middle of 2023. The U.S. Federal Reserve has begun publishing a Secured Overnight Funding Rate which is currently intended to serve as an alternative reference rate to LIBOR. If the method for calculation of LIBOR changes, if LIBOR is no longer available, or if lenders have increased costs due to changes in LIBOR, we may suffer from potential increases in interest rates on our borrowings. Further, we may need to renegotiate our agreements or any other borrowings that utilize LIBOR as a factor in determining the interest rate to replace LIBOR with the new standard that is established.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

CONFIDENTIAL TREATMENT REQUESTED

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Despite current indebtedness levels, we may incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

We may incur significant additional indebtedness in the future. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. If new debt is added to our current indebtedness levels, the related risks that we face could intensify.

Variable rate indebtedness that we have incurred or may in the future incur will subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Substantially all of our borrowings, including borrowings under our Credit Facilities, bear variable rates of interest. An increase in prevailing interest rates would increase our debt service obligations, which would have a negative impact on our net income and cash flows, including cash available for servicing our indebtedness.

We may not be able to generate sufficient cash flow to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit worthiness, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures and acquisitions, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. Refinancings may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our Credit Facilities include certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for certain purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the financing documents governing our Credit Facilities restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The financing documents governing our Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness;

•	incur liens;

•	merge, dissolve, liquidate, amalgamate, consolidate or sell all or substantially all of our assets;

•	declare or pay certain dividends, payments or distribution or repurchase or redeem certain capital stock;

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•	permit our subsidiaries to enter into agreements restricting their ability to pay dividends, make loans, incur liens and sell assets; and

•	make certain investments.

These restrictions could limit, potentially significantly, our operational flexibility and affect our ability to finance our future operations or capital needs or to execute our business strategy.

We may be unable to refinance our indebtedness.

Our Credit Facilities mature on March 24, 2026. In addition, we may need to refinance all or a portion of our indebtedness before maturity. Our ability to repay, refinance, replace or extend these facilities by their maturity dates will be dependent on, among other things, business conditions, our financial performance and the general condition of the financial markets. If a financial disruption were to occur at the time that we are required to repay indebtedness outstanding under these facilities, we could be forced to undertake alternate financings, including a sale of additional common stock, negotiate for an extension of the maturity of the applicable facility or sell assets and delay capital expenditures in order to generate proceeds that could be used to repay indebtedness. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

Risks Related to Our Common Stock and this Offering

Thoma Bravo controls us, and its interests may conflict with ours or yours in the future.

Immediately following this offering, investment entities affiliated with Thoma Bravo will control approximately     % of the voting power of our outstanding common stock, or     % if the underwriters exercise in full their over-allotment option, which means that, based on its percentage voting power controlled after the offering, Thoma Bravo will control the vote of all matters submitted to a vote of our stockholders. This control will enable Thoma Bravo to control the election of the members of our board of directors (the “Board”) and all other corporate decisions. Even when Thoma Bravo ceases to control a majority of the total voting power, for so long as Thoma Bravo continues to own a significant percentage of our common stock, Thoma Bravo will still be able to significantly influence the composition of our Board and the approval of actions requiring stockholder approval. Accordingly, for such period of time, Thoma Bravo will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Thoma Bravo continues to own a significant percentage of our common stock, Thoma Bravo will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with this offering, we will enter into a Director Nomination Agreement with Thoma Bravo that provides it the right to designate: (i) all of the nominees for election to our Board for so long as Thoma Bravo controls, in the aggregate,     % or more of the voting power of our stock entitled to vote generally in the election of directors; (ii) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo controls, in the aggregate, at least     % and less than     % of the voting power; (iii) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo control, in the aggregate, at least     % and less than     % of the voting power; (iv) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo controls, in the aggregate, at least     % and less than     % of the voting power; and (v) one director for so long as Thoma Bravo controls, in the aggregate, at least     % and less than     % of the voting power. The Director Nomination Agreement will also provide that Thoma Bravo may assign such right to an affiliate. The Director Nomination Agreement will prohibit us from increasing or decreasing the

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size of our Board without the prior written consent of Thoma Bravo. See “Certain Relationships and Related Party Transactions—Policies for Approval of Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Thoma Bravo and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, Thoma Bravo and its affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective at or prior to the consummation of this offering will provide that none of Thoma Bravo, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Thoma Bravo also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Thoma Bravo may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you or may not prove beneficial.

Upon listing of our shares of common stock on NYSE, we will be a “controlled company” within the meaning of the rules of NYSE and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, Thoma Bravo will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exceptions. As a result, we may not have a majority of independent directors on our Board, our compensation and nominating and corporate governance committees may not consist entirely of independent directors and our compensation and nominating and corporate governance committees may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NYSE.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may

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vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Our certificate of incorporation and bylaws to be effective at or prior to the consummation of this offering and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things:

•

these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of stockholders;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•

these provisions provide that, at any time when Thoma Bravo controls, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least     % in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

these provisions prohibit stockholder action by written consent from and after the date on which Thoma Bravo controls, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors;

•

these provisions provide that for as long as Thoma Bravo controls, in the aggregate, at least                 % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our capital stock and at any time when Thoma Bravo controls, in the aggregate, less than     % in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least     % in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; provided, however, at any time when Thoma Bravo controls, in the aggregate, at least     % in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to Thoma Bravo.

We will opt out of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. However, our certificate of incorporation to be effective at or prior to the consummation of this offering will contain a provision that provides us with protections similar to Section 203, and will prevent us from engaging in a business combination with a person (excluding Thoma Bravo and any of their direct or indirect transferees and any group as to which such persons are a party) who acquires at least     % of our common stock for a period of three years from the

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date such person acquired such common stock, unless board or stockholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including actions to delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the U.S. as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, which we will adopt at or prior to the consummation of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims in state court for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. See “Description of Capital Stock—Exclusive Forum.” The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board.

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If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $             per share, which is the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed     % of the aggregate price paid by all purchasers of our common stock but will own only approximately                 % of our common stock outstanding after this offering. See “Dilution” for more detail.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we have applied to list our common stock on NYSE under the trading symbol INST, an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing additional shares of our common stock or other equity or equity-linked securities and may impair our ability to acquire other companies or technologies by using any such securities as consideration.

A significant portion of our total outstanding shares of common stock are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have                  outstanding shares of common stock based on the number of shares outstanding as of                     , 2021. This includes shares of common stock that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares of common stock will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares of common stock sell them or are perceived by the market as intending to sell them.

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As further described in “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement,” we will enter into a registration rights agreement with Thoma Bravo in connection with this offering, which will require us to effect the registration of Thoma Bravo’s shares in certain circumstances following the expiration of the 180-day lock-up period. If Thoma Bravo exercises its rights under this agreement to resell a significant amount of its shares of our common stock, we will not receive any proceeds from those offerings.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Agreement. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

Our quarterly operating results and other metrics may vary significantly and be unpredictable, which could cause the trading price of our stock to decline.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations, including as a result of the COVID-19 pandemic. This market volatility, as well as general economic, market or political conditions, could subject the market price of our common stock to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our common stock may fluctuate in response to various factors, including:

•	the impact of the COVID-19 pandemic on our customers’ budgets and their ability to purchase or renew at similar volumes to prior periods;

•	changes in spending on learning platforms by our current or prospective customers;

•	pricing our applications effectively so that we are able to attract and retain customers without compromising our operating results;

•	attracting new customers and increasing our customers’ use of our applications;

•	customer renewals and the amounts for which agreements are renewed;

•	awareness of our brand;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers and the introduction of new applications or application enhancements;

•	changes to the commission plans, quotas and other compensation-related metrics for our sales representatives;

•	the amount and timing of payment for operating expenses, particularly research and development, sales and marketing expenses and employee benefit expenses;

•

our ability to manage our existing business and future growth, including increases in the number of customers on our platform and the introduction and adoption of our platform in new markets outside of the U.S.;

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•	unforeseen costs and expenses related to the expansion of our business, operations and infrastructure, including disruptions in our hosting network infrastructure and privacy and data security;

•	insolvency or credit difficulties confronting our customers, affecting their ability to purchase or pay for our learning platform;

•	litigation-related costs, settlements or adverse litigation judgments;

•	our ability to maintain scalable internal systems for reporting, order processing, license fulfillment, solution delivery, purchasing, billing and general accounting, among other functions;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our offerings;

•	foreign currency exchange rate fluctuations;

•	general economic and political conditions in our domestic and international markets;

•	costs related to the acquisition of businesses, talent, technologies or intellectual property by us, including potentially significant amortization costs and possible write-downs; and

•	future accounting pronouncements or changes in our accounting policies.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our financial and other operating results, including fluctuations in our key metrics. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the market price and liquidity of our shares of common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If securities or industry analysts do not publish research or reports about our business, if they publish unfavorable research or reports, or adversely change their recommendations regarding our common stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

If a trading market for our common stock develops following the completion of this offering, the trading market will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. As a newly public company, we may be slow to attract research coverage. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research, issue an adverse opinion regarding our stock price or if our results of operations do not meet their expectations, our stock price could decline. Moreover, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend

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and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

General Risk Factors

Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes estimates of the addressable market for our learning platform. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the COVID-19 pandemic. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are difficult to predict. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

Our business is subject to the risks of fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

A significant natural disaster, such as a fire or flood, occurring at our headquarters, at one of our other facilities, at any of our cloud hosting provider facilities, or where a business partner is located could adversely affect our business, results of operations and financial condition. Prolonged health concerns or political or governmental developments in countries in which we or our customers, partners and service providers operate could result in further economic, social or labor instability, slow our sales process, result in customers not purchasing or renewing our learning platform or failing to make payments, and could otherwise have a material adverse effect on our business and our results of operations and financial condition.

Further, if a natural disaster or man-made incident were to affect Internet service providers, this could adversely affect the ability of our customers to use our learning platform. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made incident, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities and lengthy interruptions in service, any of which could adversely affect our business, results of operations and financial condition.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our competitive position and results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our solution offerings;

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•	continue to expand our organization;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, if we issue additional equity to raise capital, your interest in us will be diluted.

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Forward-Looking Statements

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	risks associated with future stimulus packages approved by the U.S. federal government;

•	risks associated with failing to continue our recent growth rates;

•	our ability to acquire new customers and successfully retain existing customers;

•	the effects of the increased usage of, or interruptions or performance problems associated with, our learning platform;

•	the impact on our business and prospects from the effects of the current COVID-19 pandemic;

•	our history of losses and expectation that we will not be profitable for the foreseeable future;

•	the impact of adverse general and industry-specific economic and market conditions;

•	risks to our revenue from changes in the spending policies or budget priorities for government funding of Higher Education and K-12 institutions;

•	our ability to grow our business effectively, to scale our business and to manage our expenses;

•	risks caused by delays in upturns or downturns being reflected in our operating results;

•	risks and uncertainties associated with potential acquisitions;

•	our ability to use net operating losses to offset future taxable income;

•	our ability to change our pricing models, if necessary to compete successfully;

•	the length and unpredictability of our sales cycles;

•	risks associated with failure to develop our sales and marketing capabilities;

•	the competitiveness of the market in which we operate;

•	risks associated with joint ventures, platform partnerships and strategic alliances;

•	our ability to offer high-quality professional services and support;

•	the effectiveness of our expense reduction plan;

•	risks associated with international operations;

•	our reliance on our management team and other key employees, including the effects of recent significant changes to our executive leadership team and the resulting transitions;

•	our ability to attract and retain qualified personnel;

•	our ability to maintain our company culture as we grow;

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•	risks related our brand recognition and reputation;

•	the complexity and time-consuming nature of our billing and collections processing;

•	our ability to adapt and respond to rapidly changing technology, evolving industry standards and changing customer needs;

•	the impact of potential information technology or data security breaches or other cyberattacks or other disruptions;

•	risks associated with our use of open source software, including that we make a substantial portion of the source code for Canvas available under the terms of an open source license;

•	risks relating to our reliance on third-party software and intellectual property licenses;

•	the impact of real or perceived errors, failures or bugs in our solutions;

•	risks associated with lawsuits by third parties for alleged infringement, misappropriation or other violation of their intellectual property and proprietary rights;

•	our ability to obtain, maintain, protect and enforce our intellectual property and proprietary rights;

•	risks related to incorrect or improper use of our solutions or our failure to properly train customers on how to utilize our solutions;

•	privacy laws and regulations, including changes thereto, applicable to our business;

•	risks relating to non-compliance with FERPA, COPPA and other regulatory regimes applicable to our business;

•	risks related to changes in tax laws;

•	the impact of export and import control laws and regulations;

•	risk relating to non-compliance with anti-corruption, anti-bribery and similar laws;

•	our ability to comply with complex procurement rules and regulations;

•	risks related to future litigation;

•	risks related to our existing and future indebtedness;

•	our ability to develop and maintain proper and effective internal control over financial reporting;

•	our management team’s limited experience managing a public company

•	our ability to correctly estimate market opportunity and forecast market growth;

•	the impact of any catastrophic events;

•	our ability to raise additional capital or generate cash flows necessary to expand operations and invest in new technologies; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

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We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

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Market and Industry Data

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.” In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely on these statements.

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	Holon IQ Global EdTech Market to reach $404B by 2025—16.3% CAGR (August 2020)

•	National Education Association Biden Pledges Critical Investments in Public Education to Combat COVID-19 Crisis (January 2021)

•	Office of Elementary & Secondary Education Elementary and Secondary School Emergency Relief Fund (January 2021)

•	CB Insights Education In The Post-Covid World: 6 Ways Tech Could Transform How We Teach And Learn (2020)

•	Future Ready Schools Students of Color Caught in the Homework Gap (2017 – 2020)

•	U.S. Census Bureau Top 10 Largest School Districts by Enrollment and Per Pupil Current Spending (May 2019)

•	U.S. Census Bureau Nearly 93% of Households With School-Age Children Report Some Form of Distance Learning During COVID-19 (August 2020)

•	U.S. Census Bureau Census Bureau Reports Nearly 77 Million Students Enrolled in U.S. Schools (December 2019)

•	U.S. Census Bureau Educational Attainment by Presence of a Computer and Types of Internet Subscriptions in Household (2019)

•	U.S. Census Bureau Measuring Household Experiences during the Coronavirus Pandemic (June 2020)

•	National Center for Education Statistics Number of educational institutions, by level and control of institution: Selected years, 1980-81 through 2017-18 (January 2020)

•	U.S. Department of Education U.S. Department of Education Quickly Makes Available More Than $21 Billion in Taxpayer Funds to Support Continued Education at Colleges, Universities (January 2021)

•	National Student Clearinghouse Research Center Term Enrollment Estimates (2020)

•	Agile Education Marketing U.S. State Education Map

•	UNESCO Institute for Statistics Dataset: National Monitoring (2020)

•	UNESCO 1.37 Billion Students Now Home as COVID-19 School Closures Expand, Ministers Scale Up Multimedia Approaches to Ensure Learning Continuity (March 24, 2020)

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Use of Proceeds

We estimate that our net proceeds from this offering will be approximately $             million (or approximately $             million if the underwriters’ over-allotment option is exercised in full), assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to reduce our indebtedness, increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We expect to use approximately $             of the net proceeds of this offering to repay $             million of outstanding borrowings under our Credit Facilities and the remainder of such net proceeds will be used for general corporate purposes. At this time, other than the repayment of outstanding borrowings under our Credit Facilities, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

On March 24, 2020, we entered into our $825.0 million Credit Agreement with a syndicate of lenders, comprised of the $775.0 million Initial Term Loan and the $50.0 million Revolving Credit Facility. On December 22, 2020, we supplemented the Initial Term Loan with a $70.0 million Incremental Term Loan. As of March 31, 2021 and December 31, 2020, we had $789.6 million and $839.2 million, respectively, outstanding under our Term Loan. As of March 31, 2021 and December 31, 2020, respectively, the interest rate on our Term Loan was 8.0%. As of March 31, 2021 and December 31, 2020, respectively, we did not have any borrowings outstanding under the Revolving Credit Facility. The Term Loan matures on March 24, 2026. Borrowings under the Revolving Credit Facility mature on March 24, 2026.

We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions or investments at this time.

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price per share for the offering remains at $            , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

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Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, the terms of our Credit Agreement also restrict our ability to pay dividends, and we may also enter into debt instruments in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination related to dividend policy will be made at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and or our subsidiaries’ indebtedness (see “Description of Certain Indebtedness”) and requirements under Delaware law, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant. See “Risk Factors—Risks Related to Our Common Stock and This Offering—Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.”

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Capitalization

The following table describes our cash and cash equivalents and capitalization as of March 31, 2021, as follows:

•	on an actual basis; and

•

on a pro forma as adjusted basis as of March 31, 2021, after giving effect to (i) our sale of                  shares of common stock in this offering and the application of a portion of the net proceeds from this offering to repay $             million of outstanding borrowings under our Credit Facilities as set forth under “Use of Proceeds,” assuming an initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the            -for-1 stock split of our common stock and (ii) our Corporate Reorganization to be effected prior to the consummation of this offering.

The as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2021
(dollars in thousands)	Actual		Pro Forma As Adjusted
	(Unaudited)
Cash, cash equivalents and restricted cash		$87,732	$

Total debt, including current portion:
Term Loan(1)		778,081

Total long term debt		778,081
Stockholders’ equity:
Common stock, $0.01 par value, shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted
Preferred stock, $0.01 par value, no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma as adjusted
Additional paid-in capital
Accumulated deficit

Stockholders’ equity

Total capitalization	$		$

(1)	Net of debt issuance costs of $11.6 million.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, stockholders’ equity and total capitalization on an as adjusted basis by approximately $             million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares of common stock offered in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, stockholders’ equity and total capitalization on an as adjusted basis by approximately $             million, based on an assumed initial public

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offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and table are based on                 shares of our common stock outstanding as of March 31, 2021, and excludes:

•

                 shares of common stock issuable upon the vesting of restricted stock unit awards under our 2021 Plan that are issuable upon the exchange of management incentive unit awards of TopCo that were issued, outstanding and unvested as of March 31, 2021;

•	shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering; and

•	shares of our common stock that will become available for future issuance under our 2021 ESPP, which will become effective in connection with this offering.

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Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2021, we had a net tangible book value of $             million, or $             per share of common stock, which gives effect to the             -for-1 stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part. Net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock.

After giving effect to the sale of shares of common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds of this offering to repay $             million of outstanding borrowings under our Credit Facilities as set forth under “Use of Proceeds,” at an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and the stock split described above, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution in net tangible book value of $             per share to investors participating in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2021	$
Increase in net tangible book value per share attributable to the investors in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution in net tangible book value per share to the investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $            , and would increase or decrease the dilution per share to the investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $             and would increase or decrease dilution per share to investors in this offering by                 , assuming the assumed initial public offering price, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be $            , and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $            .

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The following table presents, on a pro forma basis as described above, as of March 31, 2021, the differences between our existing stockholders and the investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing Stockholders			%	$		%	$
New Investors
Total			%	$		%	$

A $1.00 increase or in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $             million and increase or decrease the percent of total consideration paid by new investors by     % or     %, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. After giving effect to sales of shares in this offering, assuming the underwriters’ over-allotment option is exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

Except as otherwise indicated, the above discussion and tables are based on                  shares of our common stock outstanding as of March 31, 2021 on an as adjusted basis after giving effect to the             -for-1 stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part, and excludes:

•

                 shares of common stock issuable upon the vesting of restricted stock unit awards under our 2021 Plan that are issuable upon the exchange of management incentive unit awards of TopCo that were issued, outstanding and unvested as of March 31, 2021;

•	shares of common stock reserved for future issuance under our 2021 Plan, which will become effective in connection with this offering; and

•	shares of our common stock that will become available for future issuance under our 2021 ESPP, which will become effective in connection with this offering.

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Selected Consolidated Financial Data

The following table sets forth our selected historical consolidated financial and other data for the periods and as of the dates indicated. As a result of the Take-Private Transaction on March 24, 2020, our summary historical consolidated financial and other data are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented and are therefore not comparable. The period prior to and including March 31, 2020 includes all of the accounts of Instructure, Inc. and is identified as “Predecessor” and the period after March 31, 2020 includes all of the accounts of Instructure Intermediate Holdings I, Inc. and is identified as “Successor.” For accounting purposes, management has designated the Acquisition Date as March 31, 2020, as the operating results and change in financial position for the intervening period is not material.

We derived the selected historical consolidated financial and other data for the year ended December 31, 2018 and 2019 from the Predecessor’s audited consolidated financial statements included elsewhere in this prospectus. We derived the selected historical consolidated financial and other data for the periods from January 1, 2020 to March 31, 2020, which relate to the Predecessor, April 1, 2020 to December 31, 2020, which relate to the Successor, and as of December 31, 2020 from the Successor’s audited consolidated financial statements included elsewhere in this prospectus. We derived the selected historical consolidated financial and other data for the three months ended March 31, 2020, which relates to the Predecessor, and the three months ended March 31, 2021, which relates to the Successor, from the Successor’s unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements of the Successor.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the selected historical financial data below in conjunction with the sections titled “Summary Consolidated Financial Data,” “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Consolidated Statement of Operations Data:
Revenue:
Subscription and support	$188,501	$236,241	$65,968	$209,148	$65,968	$86,354
Professional services and other	21,043	22,232	5,421	21,525	5,421	7,626

Total revenue	209,544	258,473	71,389	230,673	71,389	93,980

Cost of revenue:
Subscription and support (1) (2) (3) (4)	46,706	64,170	19,699	108,603	19,699	39,884
Professional services and other (1) (3)	15,137	18,656	4,699	15,547	4,699	5,750

Total cost of revenue	61,843	82,826	24,398	124,150	24,398	45,634

Gross profit	147,701	175,647	46,991	106,523	46,991	48,346

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	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Operating expenses:
Sales and marketing (1) (2) (3) (4)	97,481	121,643	27,010	125,650	27,010	41,222
Research and development (1) (3) (4)	59,391	83,526	19,273	51,066	19,273	17,089
General and administrative (1) (3) (4)	35,602	56,471	17,295	62,572	17,295	13,351
Impairment of held-for-sale goodwill (3)	—	—	—	29,612	—	—
Impairment on disposal group (3)	—	—	—	10,166	—	1,218

Total operating expenses	192,474	261,640	63,578	279,066	63,578	72,880

Loss from operations	(44,773)	(85,993)	(16,587)	(172,543)	(16,587)	(24,534)

Other income (expense):
Interest income	2,413	1,795	313	49	313	27
Interest expense	(68)	(16)	(8)	(50,921)	(8)	(17,271)
Other income (expense), net (3)	(698)	(225)	(5,738)	1,510	(5,738)	(634)

Total other income (expense), net	1,647	1,554	(5,433)	(49,362)	(5,433)	(17,878)

Loss before income tax benefit	(43,126)	(84,439)	(22,020)	(221,905)	(22,020)	(42,412)
Income tax benefit (expense)	(339)	3,620	(183)	43,924	(183)	9,341

Net loss	$(43,465)	$(80,819)	$(22,203)	$(177,981)	$(22,203)	(33,071)

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(1)	Includes stock-based compensation as follows:

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1,2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Cost of revenue
Subscription and support	$1,235	$1,769	$301	$1,020	$301	$224
Professional services and other	975	2,111	285	687	285	177
Sales and marketing	6,022	15,098	1,977	7,580	1,977	1,582
Research and development	8,338	19,550	1,874	9,903	1,874	1,670
General and administrative	6,177	17,984	2,672	30,972	2,672	1,932

Total stock-based compensation	$22,747	$56,512	$7,109	$50,162	$7,109	$5,585

(2)	Includes amortization of acquisition-related intangibles as follows:

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1,2020 to March 31, 2020	Period from April 1,2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Cost of revenue
Subscription and support	$1,339	$4,549	$1,293	$44,167	$1,293	$15,415
Sales and marketing	1,158	4,567	1,293	51,143	1,293	17,946

Total amortization of acquisition-related intangibles	$2,497	$9,116	$2,586	$95,310	$2,586	$33,361

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(3)	Includes restructuring, transaction and sponsor related costs as follows:

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Cost of revenue
Subscription and support	$—	$—	$—	$2,235	$—	$1,921
Professional services and other	—	—	66	902	66	849
Sales and marketing	—	—	556	7,395	556	2,251
Research and development	—	—	1,273	4,760	1,273	2,551
General and administrative	—	—	6,465	11,889	6,465	4,267
Impairment of held-for-sale goodwill	—	—	—	29,612	—	—
Impairment on disposal group	—	—	—	10,166	—	1,218
Other income (expense), net	—	—	(5,757)	1,510	(5,757)	—

Total restructuring, transaction and sponsor related costs	$—	$—	$14,117	$65,449	$14,117	$13,057

(4)	Includes payroll tax expense on secondary stock purchase transactions or the reversal of such expense due to the reduction of the estimated liability as follows:

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2021	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Cost of revenue
Subscription and support	$(49)	$—	$—	$—	$—	$—
Sales and marketing	(430)	—	—	—	—	—
Research and development	(616)	—	—	—	—	—
General and administrative	(130)	(1,327)	—	—	—	—

Total payroll tax expense	$(1,225)	$(1,327)	$—	$—	$—	$—

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

	Annual Periods			Interim Period
	Predecessor		Successor	Successor

(in thousands)	Year Ended December 31, 2018 (1)	Year Ended December 31, 2019	As of December 31, 2020	Three Months Ended March 31, 2021
				(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$94,320	$101,236	$150,953	$87,732
Working capital, excluding deferred revenue (unaudited)	197,908	150,810	212,411	116,598
Total assets	273,997	367,500	2,268,631	2,109,100
Deferred revenue	120,670	147,755	204,879	155,440
Total debt, including current portion	—	—	827,043	778,081
Total liabilities	145,559	221,943	1,180,647	1,052,084
Total stockholders’ equity	128,438	145,557	1,087,984	1,057,016

(1)

In February 2018, our subsidiary, Instructure, Inc., completed an underwritten public offering of 2,875,000 shares of common stock, which included 375,000 shares of common stock issued pursuant to the underwriters’ exercise of their option to purchase additional shares. Instructure, Inc. received $109.8 million in net proceeds, after deducting underwriting discounts and commissions and offering expenses.

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$98	$18,861	$(57,058)	$36,884	$(57,058)	$(58,732)
Net cash provided by (used in) investing activities	$(63,304)	$(21,576)	$14,871	$(2,026,790)	$14,871	$45,616
Net cash provided by (used in) financing activities	$121,833	$9,631	$(346)	$2,082,156	$(346)	$(50,105)
Non-GAAP Financial Data (unaudited)(1):
Free Cash Flow(2)	$(10,946)	$8,721	$(57,771)	$35,331	$(57,771)	$(59,134)
Non-GAAP Operating (Loss) Income(3)	$(21,898)	$(21,712)	$1,468	$62,639	$1,468	$32,227
Adjusted EBITDA(4)	$(11,213)	$(9,297)	$4,809	$66,325	$4,809	$32,560
Allocated Combined Receipts(5)	$209,544	$258,473	$71,389	$253,424	$71,389	$98,738

(1)

In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures are useful in evaluating our operating performance and liquidity. These measures include, but are not limited to, free cash flow, non-GAAP operating (loss) income, adjusted EBITDA and Allocated Combined Receipts, which are used by management in making operating decisions, allocating financial resources, and internal planning and forecasting, and for business strategy purposes. We believe that non-GAAP financial information is useful to investors because it eliminates certain items that affect period-over-period comparability and it provides consistency with past financial performance and additional information about our underlying results and trends by excluding certain items that may not be indicative of our business, results of operations, or outlook.

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Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, but rather as supplemental information to our business results. This information should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation

We compensate for these limitations by providing investors and other users of our financial information, reconciliations of net cash provided by operating activities to free cash flow, of loss from operations to non-GAAP operating (loss) income, of net loss to adjusted EBITDA, and of revenue to Allocated Combined Receipts. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view free cash flow, non-GAAP operating (loss) income, adjusted EBITDA and Allocated Combined Receipts in conjunction with the related GAAP financial measure.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for a reconciliation to their respective most directly comparable GAAP financial measures.

(2)

We define “free cash flow” as net cash provided by (used in) operating activities less purchases of property and equipment and intangible assets, net of proceeds from disposals of property and equipment.

(3)

We define “non-GAAP operating (loss) income” as (loss) income from operations excluding the impact of stock-based compensation, restructuring, transaction and sponsor related costs, reversal of payroll tax expense recorded in relation to the previous secondary stock purchase transaction, amortization of acquisition-related intangibles, changes in fair value of contingent liabilities, and the impact of fair value adjustments to acquired unearned revenue relating to the Take-Private Transaction and Certica acquisition that we do not believe are reflective of our ongoing operations.

(4)

“EBITDA” is defined as earnings before debt-related costs, including interest and loss on debt extinguishment, provision for taxes, depreciation, and amortization. We further adjust EBITDA to exclude certain items of a significant or unusual nature, including stock-based compensation, restructuring, transaction and sponsor related costs, reversal of payroll tax expense recorded in relation to the previous secondary stock purchase transaction, amortization of acquisition-related intangibles, changes in fair value of contingent liabilities, and the impact of fair value adjustments to acquired unearned revenue relating to the Take-Private Transaction and Certica acquisition.

(5)

“Allocated Combined Receipts” is defined as the combined receipts of our Company and companies that we have acquired allocated to the period of service delivery. We calculate Allocated Combined Receipts as the sum of (i) revenue and (ii) the impact of fair value adjustments to acquired unearned revenue related to the Take-Private Transaction and Certica acquisition that we do not believe are reflective of our ongoing operations.

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Unaudited Pro Forma Combined Financial Data

The following table presents selected unaudited pro forma combined financial information about our consolidated statements of operations, after giving effect to the Take-Private Transaction, along with the acquisition of Certica, the related financing activities and as a result of this offering, the payment of $             million of outstanding borrowings under our Credit Facilities, as if they occurred on January 1, 2020. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). We have adopted the provisions of the Final Rule, and the unaudited pro forma combined financial information herein is presented in accordance therewith.

On March 24, 2020, Thoma Bravo acquired Instructure in the Take-Private Transaction for approximately $2.0 billion (before related transaction fees and expenses), of which approximately $1.93 billion was paid to acquire then-outstanding Predecessor’s common stock and $49.5 million was paid in connection with the cancellation and conversion into cash consideration of outstanding equity awards, subject to certain vesting conditions, granted under the Predecessor’s equity incentive plan, including stock options and restricted stock unit awards. The Take-Private Transaction was funded with a combination of the proceeds of equity financing provided by the Thoma Bravo Funds, debt financing sources and a portion of Instructure’s cash on hand. Assets and liabilities were recorded at the estimated fair value initially at the transaction closing date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets recognized.

As a result of the Take-Private Transaction, our historical consolidated financial and other data are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented and are therefore not comparable. The period prior to and including March 31, 2020 includes all of the accounts of Instructure, Inc. and is identified as “Predecessor” and the period after March 31, 2020 includes all of the accounts of Instructure Intermediate Holdings I, Inc. and is identified as “Successor.” For accounting purposes, management has designated the Acquisition Date as March 31, 2020, as the operating results and change in financial position for the intervening period is not material.

To facilitate comparability of the year ended December 31, 2020 to the year ended December 31, 2019, we present combined results for the combination of consolidated results from January 1, 2020 to December 31, 2020, comprising the Predecessor consolidated results from January 1, 2020 to March 31, 2020, the Successor consolidated results for the period from April 1, 2020 to December 31, 2020 and certain pro forma adjustments that give effect to the Take-Private Transaction as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Combined 2020 Period”). To facilitate comparability of the unaudited three months ended March 31, 2021 to the unaudited three months ended March 31, 2020, we present the unaudited three months ended March 31, 2020 with certain pro forma adjustments that give effect to the Take-Private Transaction as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Interim 2020 Period”).

As described in “Prospectus Summary—Corporate Reorganization,” prior to the effectiveness of the registration statement of which this prospectus is a part, we will effect a             -for-1 stock split of our issued and outstanding common stock. Upon the effectiveness of the stock split, the audited Successor period financial statements and the interim financial statements for the three months ended March 31, 2021 will be retrospectively recast to reflect the stock split. As such, the impacts of the stock split will be presented in the historical columns of the unaudited pro forma combined financial information within the Successor 2020 Period, the Unaudited Pro Forma Combined 2020 Period, the Total Unaudited Pro Forma 2020 Period, the Unaudited Pro Forma Interim 2020 Period, and the Total Unaudited Pro Forma Interim 2020 Period, and therefore no pro forma adjustment for the stock split is reflected herein.

Subsequent to our Corporate Reorganization and in conjunction with the offering, the selected unaudited pro forma combined financial information will give effect to us selling                shares of common stock as part of this offering and the application of the proceeds of this offering as described in “Use of Proceeds,” based on an assumed initial public offering price of $        per share, which represents the midpoint of the range on the front

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cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

Instructure acquired all outstanding capital stock of Certica on December 22, 2020 for approximately $133.4 million (before related transaction fees and expenses). The acquisition was funded with a combination of debt financing sources and cash. Assets and liabilities were recorded at the estimated fair value initially at the transaction closing date. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets recognized.

To facilitate comparability of the year end December 31, 2020 to the year ended December 31, 2019 as a result of the Certica acquisition, but subsequent to the Take-Private Transaction, we have made certain pro forma adjustments that give effect to the Certica acquisition as if it had occurred on January 1, 2020 (the “Total Unaudited Pro Forma 2020 Period”). To facilitate comparability of the unaudited three months ended March 31, 2021 to the unaudited three months ended March 31, 2020, as a result of the Certica acquisition, but subsequent to the Take-Private Transaction, we have made certain pro forma adjustments that give effect to the Certica acquisition as if it had occurred on January 1, 2020 (the “Total Unaudited Pro Forma Interim 2020 Period”).

The unaudited pro forma combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma combined financial statements, “Summary Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

The unaudited pro forma combined financial information has been presented for informational purposes only. The unaudited combined pro forma financial information should not be relied upon as being indicative of what our results of operations would have been had the Take-Private Transaction, Certica acquisition, related financing activities, our Corporate Reorganization, and the offering been completed as of the date indicated. The unaudited pro forma combined financial information also does not project our financial position or results of operations for any future period or date. Future results may vary significantly from the results reflected in the Unaudited Pro Forma Combined Financial Data and should not be relied on as an indication of our results after the consummation of this offering contemplated by such unaudited pro forma combined financial statements.

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Combined and Total Unaudited Pro Forma 2020 Financial Information

	Predecessor	Successor			Combined				Total			Complete
(in thousands, except per share data)	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Take- Private Pro Forma Adjustments		Pro Forma Year Ended December 31, 2020	Certica January 1, 2020 through December 22, 2020	Certica Pro Forma Adjustments		Pro Forma Year Ended December 31, 2020	Offering Adjustments		Instructure Holdings, Inc. Pro Forma
			(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)
Revenue:
Subscription and support	$65,968	$209,148	$(1,046	)(a)	$274,070	$32,007	$(9,270	)(f)(j)	$296,807	$		$
Professional services and other	5,421	21,525	(15	)(a)	26,931	1,832	(531	)(f)(j)	28,232	—		—

Total revenue	71,389	230,673	(1,061)		301,001	33,839	(9,801)		325,039	—		—

Cost of revenue:
Subscription and support	19,699	108,603	11,955	(b) (c)	140,257	7,761	1,660	(g)(h)(j)	149,678	—		—
Professional services and other	4,699	15,547	—		20,246	444	—		20,690	—		—

Total cost of revenue	24,398	124,150	11,955		160,503	8,205	1,660		170,368	—		—

Gross profit	46,991	106,523	(13,016)		140,498	25,634	(11,461)		154,671	—		—

Operating expenses:
Sales and marketing	27,010	125,650	13,157	(b)(c)	165,817	4,591	8,933	(g)(h)	179,341	—		—
Research and development	19,273	51,066	—		70,339	6,649	—		76,988	—		—
General and administrative	17,295	62,572	—		79,867	15,154	(10,890	)(g)(h)	84,131	—		—
Impairment of held-for-sale goodwill	—	29,612	—		29,612	—	—		29,612	—		—
Impairment on disposal group	—	10,166	—		10,166	—	—		10,166	—		—

Total operating expenses	63,578	279,066	13,157		355,801	26,394	(1,957)		380,238	—		—

Loss from operations	(16,587)	(172,543)	(26,173)		(215,303)	(760)	(9,504)		(225,567)	—		—

Other income (expense):
Interest income	313	49	—		362	—	—		362	—		—
Interest expense	(8)	(50,921)	(16,395	)(d)	(67,324)	(3,217)	(2,928	)(i)	(73,469)	—	(k)	—
Other income (expense), net	(5,738)	1,510	—		(4,228)	—	—		(4,228)	—		—

Total other income (expense), net	(5,433)	(49,362)	(16,395)		(71,190)	(3,217)	(2,928)		(77,335)	—		—

Loss before income tax benefit	(22,020)	(221,905)	(42,568)		(286,493)	(3,977)	(12,432)		(302,902)	—		—
Income tax benefit (expense)	(183)	43,924	8,424	(e)	52,165	(113)	2,460	(e)	54,513	—	(e)	—

Net loss	$(22,203)	$(177,981)	$(34,144)		$(234,328)	$(4,090)	$(9,972)		$(248,390)	$—		$—

Net loss per common share, basic and diluted	$(0.58)	$(177,981)			$(234,328)				$(248,390)	(l	)	—

Weighted-average common shares used in computing basic and diluted net loss per common share	38,369	1			1				1		(l)	—
Notes to the Unaudited Pro Forma Combined and Total Financial Statements

(1) Basis of Presentation

The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the Final Rule using the assumptions set forth in the notes to the unaudited pro forma consolidated financial information. The unaudited pro forma consolidated financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting required by GAAP, linking the effects of the Take-Private Transaction, the Certica acquisition and as a result of the offering, the payment of $             million of outstanding borrowings under our Credit Facilities, to the Company’s historical consolidated financial statements.

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The unaudited pro forma combined financial information is based on the historical financial statements of the Predecessor and the Successor and was prepared using the acquisition method of accounting assuming both the Take-Private Transaction, the Certica acquisition, and the related financing activities occurred on January 1, 2020. The acquisition method of accounting is based on Accounting Standard Code (“ASC”) Topic 805, Business Combinations (“ASC 805”), and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements (“ASC 820”). Application of ASC 820 to determine fair value of acquired assets and liabilities in accordance to ASC 805 requires us to make judgments and estimates and it is possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

(2) Pro Forma Adjustments

This note should be read in conjunction with other notes in the unaudited pro forma combined and total financial statements. Adjustments included in the columns under the headings “Pro Forma Adjustments” represent the following:

(a)	Represents deferred revenue purchase accounting adjustments as a result of the Take-Private Transaction. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The pro forma combined statement of operations reflects the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020.

(b)	Represents adjustments related to amortization for deferred commissions totaling $3.2 million and capitalized software development costs totaling $4.3 million for the period from January 1, 2020 to March 31, 2020, as if the Take-Private Transaction had occurred on January 1, 2020. In connection with the Take-Private Transaction, deferred commissions and capitalized software development costs were set to zero reflecting their fair value as a result of purchase accounting application.

(c)	The table below sets forth incremental amortization expenses related to intangible assets recognized as a result of the Take-Private Transaction in accordance with ASC 805. The pro forma combined statements of operations reflect the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets and liabilities as of the date of the Take-Private Transaction.

				Predecessor
(in thousands) Intangible Assets	Useful Lives	Value	Amortization Method	Period from January 1, 2020 to March 31, 2020
Trade names	60 -120 months	$130,900	Straight-line	$3,510
Developed technology	60 months	$300,000	Straight-line	$15,000
Customer relationships	84 months	$395,000	Straight-line	$14,107

				$32,617

The table below sets forth the future amortization as of December 31, 2020 associated with the intangible assets recognized as a result of the Take-Private Transaction (less assets held for sale):

	Year Ended December 31,
(in thousands)	2021	2022	2023	2024	2025	Thereafter	Total
Trade names	$12,880	$12,880	$12,880	$12,880	$12,140	$48,560	$112,220
Developed technology	$56,000	$56,000	$56,000	$56,000	$—	$—	$224,000
Customer relationships	$49,972	$49,972	$49,972	$49,972	$49,972	$49,972	$299,832

	$118,852	$118,852	$118,852	$118,852	$62,112	$98,532	$636,052

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(d)	The table below sets forth incremental interest expense resulting from the debt issuance in connection with the Take-Private Transaction. Our indebtedness is described in further detail in Note 7—Credit Facility to the consolidated financial statements. The pro forma combined statements of operations reflect this activity as if it had occurred on January 1, 2020.

			Predecessor
(in thousands) Debt	Principal	Interest Rate	Period from January 1, 2020 to March 31, 2020
Initial Term Loan	$775,000	8.21%	$16,395

			$16,395

(e)	A combined statutory tax rate of 19.79% is applied to the pro forma adjustments.

(f)	Represents deferred revenue purchase accounting adjustments totaling $5.9 million as a result of the Certica acquisition. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The statements of operations for the Total Unaudited Pro Forma 2020 Period reflect the purchase accounting associated with the Certica acquisition as if it had occurred on January 1, 2020.

(g)	Represents adjustments related to amortization for deferred commissions totaling $7.6 million and capitalized software development costs totaling $3.3 million for the period from January 1, 2020 to December 31, 2020, as if the Certica acquisition had occurred on January 1, 2020. In connection with the Certica acquisition, deferred commission and capitalized software development costs were set to zero reflecting their fair value as a result of purchase accounting application.

(h)	The table below sets forth incremental amortization expenses related to intangible assets recognized as a result of the Certica acquisition in accordance with ASC 805. The statements of operations for the Total Unaudited Pro Forma 2020 Period reflect the purchase accounting associated with the Certica acquisition as if it had occurred on January 1, 2020. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets and liabilities as of the date of the Certica acquisition.

(in thousands)
Intangible Assets	Useful Lives	Value	Amortization Method	Period from January 1, 2020 to December 31, 2020
Trade names	36 months	$700	Straight-line	$233
Developed technology	60 months	$28,300	Straight-line	$5,660
Customer relationships	84 months	$60,900	Straight-line	$8,700

				$14,593

The table below sets forth the future amortization as of December 31, 2020 associated with assets recognized as a result of the Certica acquisition:

	Year Ended December 31,
(in thousands)	2021	2022	2023	2024	2025	Thereafter	Total
Trade names	$233	$233	$—	$—	$—	$—	$466
Developed technology	$5,660	$5,660	$5,660	$5,660	$—	$—	$22,640
Customer relationships	$8,700	$8,700	$8,700	$8,700	$8,700	$8,700	$52,200

	$14,593	$14,593	$14,360	$14,360	$8,700	$8,700	$75,306

(i)

The table below sets forth incremental interest expense resulting from the debt issuance in connection with the Certica acquisition. Additionally, the debt previously recorded by Certica that was extinguished at the acquisition is assumed to have been extinguished as if the acquisition had occurred

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on January 1, 2020. Our indebtedness is described in further detail in Note 7—Credit Facility to the consolidated financial statements. The statements of operations for the Total Unaudited Pro Forma 2020 Period reflect this activity as if it had occurred on January 1, 2020.

(in thousands) Debt	Principal	Interest Rate	Period from January 1, 2020 to December 31, 2020
Initial Term Loan	$70,000	8.00%	$6,145

			$6,145

(j)	Represents adjustments related to revenue totaling $3.9 million and expenses totaling $4.0 million incurred between Instructure and Certica in a vendor/customer relationship prior to the Certica acquisition that would not have been recognized had the acquisition occurred on January 1, 2020.

(k)	Reflects the reduction in interest expense of $ million for the year ended December 31, 2020 as a result of the repayment of a portion of the outstanding indebtedness under our Credit Facilities, as described in “Use of Proceeds,” as if such repayment occurred on January 1, 2020.

(l)	Represents the pro forma net loss per common share, basic and diluted adjusted to reflect the reduction in interest expense divided by the pro forma weighted-average shares, which has been adjusted to include million shares of common stock to be issued in this offering in order to pay down $ million of outstanding borrowing under our Credit Facilities, based on the assumed initial public offering price of $ per share, which is the midpoint in the range on the front cover of this prospectus.

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Combined and Total Unaudited Interim Pro Forma 2020 Financial Information

	Predecessor			Combined				Total			Complete
(in thousands, except per share data)	Three Months Ended March 31, 2020	Take-Private Pro Forma Adjustments		Pro Forma Three Months Ended March 31, 2020	Certica January 1, 2020 through March 31, 2020	Certica Pro Forma Adjustments		Pro Forma Three Months Ended March 31, 2020	Offering Adjustments		Instructure Holdings, Inc. Pro Forma
		(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)
Revenue:
Subscription and support	$65,968	$(12,455	)(a)	$53,513	$8,689	$(4,466	)(f)(j)	$57,736	$		$
Professional services and other	5,421	(984	)(a)	4,437	336	(173	)(f)(j)	4,600	—		—

Total revenue	71,389	(13,439)		57,950	9,025	(4,639)		62,336	—		—

Cost of revenue:
Subscription and support	19,699	11,955	(b)(c)	31,654	2,213	485	(g)(h)	34,352	—		—
Professional services and other	4,699	—		4,699	86	—		4,785	—		—

Total cost of revenue	24,398	11,955		36,353	2,299	485		39,137	—		—

Gross profit	46,991	(25,394)		21,597	6,726	(5,124)		23,199	—		—

Operating expenses:
Sales and marketing	27,010	13,157	(b)(c)	40,167	646	2,233	(g)(h)	43,046	—		—
Research and development	19,273	—		19,273	1,684	—		20,957	—		—
General and administrative	17,295	—		17,295	3,312	(2,778	)(g)(h)	17,829	—		—

Total operating expenses	63,578	13,157		76,735	5,642	(545)		81,832	—		—

Income (loss) from operations	(16,587)	(38,551)		(55,138)	1,084	(4,579)		(58,633)	—		—

Other income (expense):
Interest income	313	—		313	—	—		313	—		—
Interest expense	(8)	(16,395	)(d)	(16,403)	(763)	(758	)(i)	(17,924)	—	(k)	—
Other income (expense), net	(5,738)	—		(5,738)	—	—		(5,738)	—		—

Total other income (expense), net	(5,433)	(16,395)		(21,828)	(763)	(758)		(23,349)	—		—

Income (loss) before income tax benefit (expense)	(22,020)	(54,946)		(76,966)	321	(5,337)		(81,982)	—		—
Income tax benefit (expense)	(183)	10,874	(e)	10,691	(20)	1,056	(e)	11,727	—	(e)	—

Net income (loss)	$(22,203)	$(44,072)		$(66,275)	$301	$(4,281)		$(70,255)	$—		$—

Net loss per common share, basic and diluted	$(0.58)			$(66,275)				$(70,255)	—	(l)	—

Weighted-average common shares used in computing basic and diluted net loss per common share	38,369			1				1

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Unaudited Interim Pro Forma 2021 Financial Information

	Successor
(in thousands, except per share data)	Three Months Ended March 31, 2021	Offering Adjustments		Instructure Holdings, Inc. Pro Forma
	(Unaudited)	(Unaudited)		(Unaudited)
Revenue:
Subscription and support	$86,354	$—		$—
Professional services and other	7,626	—		—

Total revenue	93,980	—		—

Cost of revenue:
Subscription and support	39,884	—		—
Professional services and other	5,750	—		—

Total cost of revenue	45,634	—		—

Gross profit	48,346	—		—

Operating expenses:
Sales and marketing	41,222	—		—
Research and development	17,089	—		—
General and administrative	13,351	—		—
Impairment on disposal group	1,218	—		—

Total operating expenses	72,880	—		—

Loss from operations	(24,534)	—		—

Other income (expense):
Interest income	27	—		—
Interest expense	(17,271)	—	(k)	—
Other income (expense), net	(634)	—		—

Total other income (expense), net	(17,878)	—		—

Loss before income tax benefit	(42,412)	—		—
Income tax benefit	9,341	—	(e)	—

Net loss	$(33,071)	$—		$—

Net loss per common share, basic and diluted	$(33,071)		(l)	—

Weighted-average common shares used in computing basic and diluted net loss per common share	1		(l)

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Unaudited Interim Pro Forma Balance Sheet as of March 31, 2021

	Successor
	March 31, 2021	Offering Adjustments		Instructure Holdings, Inc. Pro Forma
	(Unaudited)	(Unaudited)		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$83,012	$—		$—
Accounts receivable—net	29,718	—		—
Prepaid expenses	32,400	—	(n)	—
Deferred commissions	7,979	—		—
Other current assets	3,712	—		—

Total current assets	156,821	—		—
Property and equipment, net	9,680	—		—
Right-of-use assets	21,662	—		—
Goodwill	1,172,395	—		—
Intangible assets, net	721,984	—		—
Noncurrent prepaid expenses	5,064	—		—
Deferred commissions, net of current portion	15,238	—		—
Other assets	6,256	—		—

Total assets	$2,109,100	$—		$—

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$11,164	$—		$—
Accrued liabilities	17,250	—		—
Lease liabilities	6,170	—		—
Long-term debt, current	5,639	—		—
Deferred revenue	142,220	—		—

Total current liabilities	182,443	—		—
Long-term debt, net of current portion	772,442	—	(m)	—
Deferred revenue, net of current portion	13,220	—		—
Lease liabilities, net of current portion	28,894	—		—
Deferred tax liabilities	49,085	—		—
Other long-term liabilities	6,000	—		—

Total liabilities	1,052,084	—		—

Commitments and contingencies
Stockholders’ equity:
Successor: Common stock, par value of $0.01 per share; 1 share authorized as of March 31, 2021; 1 share issued and outstanding as of March 31, 2021	—	—	(m)	—
Additional paid-in capital	1,268,068	—	(m)(n)	—
Accumulated deficit	(211,052)	—		—

Total stockholders’ equity	1,057,016	—		—

Total liabilities and stockholders’ equity	$2,109,100	$—		$—

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Notes to the Unaudited Interim Pro Forma Combined and Total Financial Statements

(1) Basis of Presentation

The unaudited interim pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the Final Rule using the assumptions set forth in the notes to the unaudited interim pro forma consolidated financial information. The unaudited interim pro forma consolidated financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting required by GAAP, linking the effects of the Take-Private Transaction, the Certica acquisition and as a result of this offering, the repayment of $             million of outstanding borrowings under our Credit Facilities, to the Company’s historical consolidated financial statements.

The unaudited interim pro forma combined financial information is based on the historical financial statements of the Predecessor and the Successor and was prepared using the acquisition method of accounting assuming both the Take-Private Transaction, the Certica acquisition, and the related financing activities occurred on January 1, 2020. The acquisition method of accounting is based on Accounting Standard Code (“ASC”) Topic 805, Business Combinations (“ASC 805”), and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements (“ASC 820”). Application of ASC 820 to determine fair value of acquired assets and liabilities in accordance to ASC 805 requires us to make judgments and estimates and it is possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

(2) Pro Forma Adjustments

This note should be read in conjunction with other notes in the unaudited interim pro forma combined and total financial statements. Adjustments included in the columns under the headings “Pro Forma Adjustments” represent the following:

(a)	Represents deferred revenue purchase accounting adjustments as a result of the Take-Private Transaction. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The pro forma combined statement of operations reflects the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020.

(b)	Represents adjustment related to amortization for deferred commissions totaling $3.2 million and capitalized software development costs totaling $4.3 million for the period from January 1, 2020 to March 31, 2020, as if the Take-Private Transaction had occurred on January 1, 2020. In connection with the Take-Private Transaction, deferred commissions and capitalized software development costs were set to zero reflecting their fair value as a result of purchase accounting application.

(c)	The table below sets forth incremental amortization expenses related to intangible assets recognized as a result of the Take-Private Transaction in accordance with ASC 805. The pro forma combined statements of operations reflect the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets and liabilities as of the date of the Take-Private Transaction.

(in thousands)				Predecessor
Intangible Assets	Useful Lives	Value	Amortization Method	Three Months Ended March 31, 2020
Trade names	60 -120 months	$130,900	Straight-line	$3,510
Developed technology	60 months	$300,000	Straight-line	$15,000
Customer relationships	84 months	$395,000	Straight-line	$14,107

				$32,617

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(d)	The table below sets forth incremental interest expense resulting from the debt issuance in connection with the Take-Private Transaction. Our indebtedness is described in further detail in Note 7—Credit Facility to the consolidated financial statements. The pro forma combined statements of operations reflect this activity as if it had occurred on January 1, 2020.

			Predecessor
(in thousands) Debt	Principal	Interest Rate	Three Months Ended March 31, 2020
Initial Term Loan	$775,000	8.21%	$16,395

			$16,395

(e)	A combined statutory tax rate of 19.79% is applied to the pro forma adjustments.

(f)	Represents deferred revenue purchase accounting adjustments totaling $3.8 million as a result of the Certica acquisition. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The statements of operations for the Total Unaudited Interim Pro Forma 2020 Period reflect the purchase accounting associated with the Certica acquisition as if it had occurred on January 1, 2020.

(g)	Represents adjustments related to amortization for deferred commissions totaling $2.0 million and capitalized software development costs totaling $0.8 million for the period from January 1, 2020 to March 31, 2020, as if the Certica acquisition had occurred on January 1, 2020. In connection with the Certica acquisition, deferred commission and capitalized software development costs were set to zero reflecting their fair value as a result of purchase accounting application.

(h)	The table below sets forth incremental amortization expenses related to intangible assets recognized as a result of the Certica acquisition in accordance with ASC 805. The statements of operations for the Total Unaudited Interim Pro Forma 2020 Period reflect the purchase accounting associated with the Certica acquisition as if it had occurred on January 1, 2020. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets and liabilities as of the date of the Certica acquisition.

(in thousands)
Intangible Assets	Useful Lives	Value	Amortization Method	Three Months Ended March 31, 2020
Trade names	36 months	$700	Straight-line	$58
Developed technology	60 months	$28,300	Straight-line	$1,415
Customer relationships	84 months	$60,900	Straight-line	$2,175

				$3,648

(i)	The table below sets forth incremental interest expense resulting from the debt issuance in connection with the Certica acquisition. Additionally, the debt previously recorded by Certica that was extinguished at the acquisition is assumed to have been extinguished as if the acquisition had occurred on January 1, 2020. Our indebtedness is described in further detail in Note 7—Credit Facility to the consolidated financial statements. The statements of operations for the Total Unaudited Interim Pro Forma 2020 Period reflect this activity as if it had occurred on January 1, 2020.

(in thousands) Debt	Principal	Interest Rate	Three Months Ended March 31, 2020
Initial Term Loan	$70,000	8.00%	$1,521

			$1,521

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(j)

Represents adjustments related to revenue totaling $0.9 million and expenses totaling $0.9 million incurred between Instructure and Certica in a vendor/customer relationship prior to the Certica acquisition that would not have been recognized had the acquisition occurred on January 1, 2020.

(k)

Reflects the reduction in interest expense of $             million for unaudited three month period ended March 31, 2021 (Successor) as a result of the repayment of a portion of the outstanding indebtedness under our Credit Facilities, as described in “Use of Proceeds,” as if such repayment occurred on January 1, 2021.

(l)

Represents the pro forma net loss per common share, basic and diluted adjusted to reflect the reduction in interest expense divided by the pro forma weighted-average shares, which has been adjusted to include              million shares of common stock to be issued in this offering in order to repay $             million of outstanding borrowing under our Credit Facilities, based on the assumed initial public offering price of $             per share, which is the midpoint in the range on the front cover of this prospectus.

(m)	Represents the use of $ million of the net proceeds of this offering to repay outstanding indebtedness under our Credit Facilities, as described in “Use of Proceeds.”

(n)

We are capitalizing one-time incremental direct costs associating with the offering. These costs primarily represent legal, accounting and other direct costs and are recorded in “Prepaid Expense” in our unaudited consolidated balance sheet. Upon completion of this offering, these capitalized costs will be offset against the proceeds raised from this offering as a reduction of additional paid-in-capital.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our historical combined financial statements and the Unaudited Pro Forma Combined 2020 Period includes periods before the Take-Private Transaction as defined below under “—Take-Private Transaction.” Accordingly, the discussion and analysis of such periods does not reflect the significant impact the Take-Private Transaction has had and will have on our results of operations. As a result, our historical results of operations are not comparable and may not be indicative of our future results of operations. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business, our liquidity and capital resources and the other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by the forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Summary Consolidated Financial Data,” “Unaudited Pro Forma Combined Financial Data,” “—Liquidity and Capital Resources” and the financial statements and the related notes thereto included elsewhere in this prospectus.

Overview

From the inception of a teacher’s lesson through a student’s mastery of a concept, Instructure personalizes, simplifies, organizes, and automates the entire learning lifecycle through the power of technology. Our learning platform delivers the elements that leaders, teachers, and learners need – a next-generation LMS, robust assessments for learning, actionable analytics, and engaging, dynamic content. Schools standardize on Instructure’s solutions as their core learning platform because we bring together all of the tools that students, teachers, parents, and administrators need to create an accessible and modern learning environment. Our platform is cloud-native, built on open technologies, and scalable across thousands of institutions and tens of millions of users worldwide. We are the LMS market share leader in both Higher Education and paid K-12, with over 6,000 global customers, representing Higher Education institutions and K-12 districts and schools in more than 90 countries. We are maniacally focused on our customers and enhancing the teaching and learning experience. As such, we continuously innovate to grow the footprint of our platform, including through our acquisitions of MasteryConnect and Certica to add assessment and analytics capabilities. Our platform becomes deeply ingrained into our customers’ instructional workflows.

Since our founding in 2008, we have expanded our platform from the core LMS to include a broad set of offerings targeting all aspects of teaching and learning. As our platform has grown, we have become more strategic to schools as they seek vendor consolidation, best of breed solutions, and integrated offerings to serve teachers and students. The following chart demonstrates our technology expansion and key financial and customer milestones.

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For 2018, 2019, 2020 (Predecessor) and 2020 (Successor):

•	Our revenue was $209.5 million, $258.5 million, $71.4 million, and $230.7 million, respectively.

•	Our net loss was $43.5 million, $80.8 million, $22.2 million, and $178.0 million, respectively.

•	Our adjusted EBITDA was $(11.2) million, $(9.3) million, $4.8 million, and $66.3 million, respectively.

•	Our operating cash flow was $0.1 million, $18.9 million, $(57.1) million, and $36.9 million, respectively.

•	Our free cash flow was $(10.9) million, $8.7 million, $(57.7) million, and $35.3 million, respectively.

For the unaudited three months ended March 31, 2021:

•	Our revenue was $94.0 million.

•	Our net loss was $33.1 million.

•	Our adjusted EBITDA was $32.6 million.

•	Our operating cash flow was $(58.7) million.

•	Our free cash flow was $(59.1) million.

Our Business Model

We generate revenue primarily from two main sources: (1) subscription and support revenue, which is comprised of software-as-a-service (“SaaS”) fees from customers accessing our learning platform and from customers purchasing additional support beyond the standard support that is included in the basic SaaS fees; and (2) related professional services revenue, which is comprised of training, implementation services and other types of professional services.

Subscription revenue is derived from customers using our learning platform and is driven primarily by the number of customers, the number of users at each customer, and the price of our applications. Support revenue is derived from customers purchasing additional support beyond the standard support that is included in the basic

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SaaS fee. We sell annual and multi-year contracts, which typically vary in length between one and five years. Subscriptions and support are non-cancelable and are billed in advance on an annual basis. Subscription and support revenue represented 91% of total revenue for 2020.

Due to the nature of our multi-year subscription contracts, it is common that at any point in a contract term there can be amounts that we have not yet been contractually able to invoice, which along with our billed amounts are considered part of our remaining performance obligations (RPO). While we expect our RPO to fluctuate from period to period for a variety of reasons, we believe that it provides us high levels of revenue visibility. RPO was $505 million, $599 million, and $569 million as of December 31, 2019, December 31, 2020, and March 31, 2021 (unaudited), respectively (further discussed in Note 8—Disaggregated Revenue to the consolidated financial statements).

We sell our applications and services primarily through a direct sales force. Our sales organization includes technical sales engineers who serve as experts in the technical aspects of our applications and customer implementations. Many of our sales efforts require us to respond to request for proposals, particularly in the Higher Education space and to a lesser extent in K-12. Our sales force targets statewide systems for Higher Education and K-12, as well individual colleges and universities and K-12 schools. As we grow internationally, we have added an indirect sales motion in order to penetrate certain international markets.

As of December 31, 2020, we had over 6,000 customers representing Higher Education institutions and K-12 districts and schools in more than 90 countries, compared to approximately 5,000 customers in more than 80 countries as of December 31, 2019. Our customers include State Universities of California, Florida, and Utah, all of the Ivy League universities, the entire Higher Education systems for Sweden and Norway, many of the largest K-12 systems in the U.S., such as Broward County, Florida and Clark County, Nevada, and international K-12 systems such as Queensland, Australia, which administers to over 1,200 schools. We have recently experienced accelerated growth in the K-12 market as a result of distance learning mandates. In 2020, the number of K-12 students on our platform increased 78% on a year-on-year basis. With the acquisition of Certica and our investments in the assessment space, we expect K-12 will continue to represent a meaningful portion of our business moving forward. We also continue to expand our international business, which we believe will be an important factor in our continued growth. In 2020, revenue derived from outside of the U.S. increased 20% on a year-on-year basis, driven primarily by increases in demand across Western European, Asia-Pacific, and Latin American markets.

The majority of our academic customers implement Canvas widely within their institutions and across school districts, where applicable. We define a customer as an entity with an active subscription contract. In situations where there is a single contract that applies to an entity with multiple subsidiaries or divisions, universities, or schools, only the entity that has contracted for our platform is counted as a customer. For example, a contracting school district is counted as a single customer even though the school district encompasses multiple schools. In 2020, no single customer represented more than 5% of our revenue. In addition to the number of customers, the number of users that a customer has paid for during a specific period provides an indication of the overall usage of our platform. Across our Canvas LMS customer base, we had over 30 million contracted Canvas LMS users as of December 31, 2020, compared to over 21 million contracted Canvas LMS users as of December 31, 2019, driven primarily by the increased demand for our platform as a result of distance learning mandates.

We have a history of attracting new customers and generally increasing their annual spend with us over time. In Higher Education, the depth of our solution and demonstrated scalability allow us to sell to a single institution or university and then deploy extensively across schools (i.e., medical, law, business, undergraduate), departments (i.e., economics, math, art), or entire state systems, and reach students beyond the walls of the classroom by extending into Continuing Education and online learning. Specifically, the chart below illustrates this expansion by presenting the total annual recurring revenue (“ARR”) from each customer cohort over the years presented. Each cohort represents customers who made their initial purchase from us in a given year. For

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example, the year 2015 cohort represents all customers who made their initial purchase from us between January 1, 2015 and December 31, 2015. For this analysis, we define ARR as the subscription revenue we would contractually expect to receive from those customers over the following 12 months, assuming no increases or reductions in their subscriptions. As of December 31, 2020, ARR from customers in the 2010 cohort, 2011 cohort, 2012 cohort, 2013 cohort, 2014 cohort, 2015 cohort, 2016 cohort, 2017 cohort, and 2018 cohort, and 2019 cohort represented an increase over each cohort’s initial aggregate ARR by 39.1x, 6.4x, 3.2x, 2.0x, 1.7x, 1.6x, 1.4x, 1.4x, 1.2x, and 1.2x, respectively.

Take-Private Transaction

On March 24, 2020, we were acquired in an all-cash Take-Private Transaction by Thoma Bravo. The Take-Private Transaction was accounted for in accordance with ASC 805 and Instructure Parent, LP was determined to be the accounting acquirer. For accounting purposes, management has designated the Acquisition Date as March 31, 2020, as the operating results and change in financial position for the intervening period is not material. In the accompanying consolidated financial statements, references to Predecessor refer to the results of operations and cash flows of Instructure, Inc. prior to and including March 31, 2020. References to Successor refer to the consolidated financial position of Instructure Intermediate Holdings I, Inc. as of December 31, 2020. The Successor period also includes the results of operations and cash flows of the business acquired in the Take-Private Transaction for the period from April 1, 2020 to December 31, 2020. The Predecessor and Successor consolidated financial information presented herein is not comparable primarily due to the application of acquisition accounting in the Successor financial statements as of March 31, 2020, as further described in Note 1—Description of Business and Summary of Significant Accounting Policies to the consolidated financial statements.

Our Transformation

Over the past year we have transformed our business into a more competitive and focused learning platform leader, positioned for durable growth. We have accomplished our strategic transformation through the following initiatives:

•	Aligned focus on core offerings. We have realigned our business to focus solely on education and our Canvas learning platform. We divested Bridge in February 2021, our corporate learning offering, and

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stopped spending on unprofitable activities, including legacy analytics initiatives and international products for non-core regions. Our company resources are now solely dedicated to preserving and growing our leadership position in the education market.

•

Optimized go-to-market strategy. We aligned all sales and marketing functions under a single sales leader. We eliminated sales coverage in non-core international regions and focused our efforts solely on education, enabling us to restructure our sales and marketing organization while improving productivity. Since restructuring, the majority of our go-to-market resources are focused on the U.S., U.K., the Nordics, Australia, and New Zealand.

•

Streamlined cost structure. We implemented a strategic expense reduction plan that enabled us to focus on delivering customer value sustained by recurring revenue, durable growth, and improved retention—with fewer resources than we had at the time of the Take-Private Transaction. We restructured our mix of onshore and offshore research and development through a variety of initiatives, including moving a portion of our development efforts to Budapest. Additionally, we simplified our organizational design and aligned the organization with our sole focus on serving education, eliminating low ROI program expenses, and closing and consolidating facilities internationally and within the U.S. We have also been able to realize efficiencies in our cost of revenue by transitioning to a variable support model led by part-time business heads, which is aligned with the seasonality of our business.

•

Enhanced management team. We appointed a new Chief Executive Officer, Steve Daly, and a new Chief Financial Officer, Dale Bowen, as well as several other senior executives who bring focus, operational discipline, execution expertise, deep industry knowledge, and innovation to the company. These new senior executives have been critical to the execution of our strategic transformation plans over the past year.

We have emerged from this transformation a stronger and more resilient company, poised to continue to win in the market. As a result of these focused efforts, our financial model has benefitted in three key ways:

•

Positioned for durable growth. Our realigned sales force, focused product offerings, continued thought leadership, and reputation in the market have positioned us to grow our customer and user base. In 2020, we saw our Canvas LMS user base increase over 40% and our customer base increase 20%, from approximately 5,000 customers to over 6,000 customers compared to 2019. As part of our response to the COVID-19 pandemic, we have implemented an internal initiative to ensure the support and retention of our customers.

•

Improved margins with ability to scale. The operational improvements and cost-saving measures we implemented have significantly improved our adjusted EBITDA margin profile. These changes have established a foundation upon which we can scale our business to meet the rapidly growing demand for our products.

•

Expanded our platform with new offerings. In 2019, we acquired Portfolium and MasteryConnect to expand our platform capabilities. In 2020, we acquired Certica, a leader in student assessment software, to bolster our capabilities in the growing student assessment market. We also focused our internal research and development efforts on new product features and releases. In 2021, we plan to continue focusing on expanding the number of applications of our extensible learning platform and enhancing the functionality of our existing applications through both organic investment and continued M&A.

Impact of COVID-19

Although the COVID-19 pandemic caused general business disruption worldwide beginning in January 2020, it also created a set of conditions in which students of all ages have been learning from home for a year, causing schools to rapidly adopt or upgrade online platforms for students and teachers to conduct lessons remotely. In response to the pandemic, the U.S. government has also passed stimulus legislation that has directed

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over $110 billion of funding to education initiatives to date, with future stimulus spending expected in both the U.S. and international regions. These circumstances have resulted in an increase in our operational performance, cash flows, and financial condition. We believe that the COVID-19 pandemic has accelerated adoption of our learning platform, which we expect will generate additional opportunities for us in the future.

While we have experienced a significant increase in customers due to the pandemic, the aforementioned factors have also driven increased usage of our services and have required us to expand our network and data storage and processing capacity, particularly third-party cloud hosting, which has resulted, and is continuing to result, in an increase in our operating costs. Therefore, the recent increase in usage of our platform has adversely impacted, and may continue to adversely impact, our gross margin.

There is no assurance that we will experience a continued increase in the adoption of our learning platform or that new or existing customers will continue to utilize our service after the COVID-19 pandemic has tapered. Moreover, the tapering of the COVID-19 pandemic, particularly as vaccinations become widely available, may result in a decline in customers once students are no longer attending school from home.

As part of our response to the COVID-19 pandemic, we have implemented an internal initiative to ensure the support and retention of our customers. This initiative is a collaboration between multiple organizations and teams at Instructure to help ensure renewal and growth in statewide deals. The initiative includes monitoring usage, developing a statewide communication plan, establishing user groups, creating marketing and advocacy materials, and keeping leadership informed of status, risks, and wins.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the global economy, the lasting social effects, and impact on our business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. For additional information, see “Risk Factors—Risks Related to COVID-19.”

Key Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to:

Increase Adoption of Cloud-Based Software by Higher Education and K-12 Institutions

Our ability to increase market adoption of our platform is driven by the overall adoption of cloud applications and infrastructure by academic institutions. We believe that Higher Education and K-12 institutions are poised to accelerate the pace of cloud adoption to support near-term online educational needs, as a result of the COVID-19 pandemic, and to withstand future challenges. Academic institutions that relied upon on-premises solutions to support remote operations faced significant delays at the height of the pandemic. In order to continue providing a high-quality education and support in-person, remote, and hybrid learning, institutions must make a fundamental shift to adopt cloud-based collaboration solutions. As the leader in the market for cloud-based learning technology, we believe the imperative for these institutions to adopt cloud infrastructure will increase demand for our platform and broaden our customer base.

Grow Our Customer Base

We believe there is significant opportunity to grow our customer base in Higher Education and K-12. The growth of our Higher Education customer base is primarily dependent on the replacement of legacy systems with our cloud-native platform in North America and our continued expansion efforts internationally. The growth of our K-12 customer base is primarily dependent on our ability to surround currently implemented free solutions with our learning platform and, in connection, monetize demand for our broad capabilities. We intend to expand our customer base by continuing to make targeted and prudent investments in sales and marketing and customer support. As of December 31, 2020, we had more than 6,000 customers.

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Cross-sell into our Existing Customer Base

Most of our customers initially engage with us using our Canvas LMS solution, and then we are generally able to cross-sell our other solutions as these customers become aware of the benefits of our broad capabilities, including learning, assessments, analytics, student success, program management, digital courseware, and global online learning. Our future revenue growth is dependent upon our ability to expand our customers’ use of our learning platform. Our ability to increase sales to existing customers depends on a number of factors, including customer satisfaction, competition, pricing, economic conditions, and spending by customers. In 2020, approximately 34% of our customers had purchased two or more of our solutions.

Key Business Metrics

In addition to our GAAP financial information, we review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Number of Customers

We evaluate the number of customers who use our products to measure and monitor the growth of our business and the success of our sales and marketing activities. We believe that the growth of our customer base is indicative of our revenue growth potential. We define a customer as an entity with an active subscription contract. In situations where there is a single contract that applies to an entity with multiple subsidiaries or divisions, universities or schools, only the entity that has contracted for our platform is counted as a customer. For example, a contracting school district is counted as a single customer even though the school district encompasses multiple schools. We had 4,424, 4,991 and 6,095 customers contracted to use our platform as of December 31, 2018, 2019 and 2020, respectively. We additionally evaluate the number of large customers as a measure of our ability to attract and serve the needs of the largest institutions, districts, and schools in the world. We had 481, 572, and 682 customers with ARR of $100,000 or more as of December 31, 2018, 2019, and 2020, respectively. Customers with ARR of $100,000 or more accounted for 68.6%, 67.7%, and 68.5% of our total ARR as of December 31, 2018, 2019, and 2020, respectively.

Net Revenue Retention Rate; Gross Revenue Retention Rate

Our net revenue retention rate calculation begins with a customer cohort base as of a given month in the immediately preceding year and compares the ARR for that same cohort group in that given month for the current year. We calculate our net revenue retention rate by dividing the ARR obtained from a particular customer cohort in a given month by the ARR from that same customer cohort from the same month in the immediately preceding year. If a customer has any ARR in a given month, such customer is included in a “customer cohort.” This calculation contemplates all changes to ARR for the designated customer cohort, which includes customer terminations and non-renewals, customer consolidations, changes in quantities of users, changes in pricing, additional applications purchased or applications no longer used. We calculate the net revenue retention for our entire customer base at a given point in time. We believe our net revenue retention rate is an important metric to measure the long-term value of customer agreements and our ability to retain our customers. Our net revenue retention rate was 106.5%, 107.0% and 117.2% at December 31, 2018, 2019 and 2020, respectively, and 109.9% and 115.6% at March 31, 2020 and 2021, respectively. The increase in our net revenue retention rate from 107.0% at December 31, 2019 to 117.2% at December 31, 2020, and from 109.9% at March 31, 2020 to 115.6% at March 31, 2021, was attributable to increased demand for our solutions in 2020 bolstered by the accelerated adoption of hybrid and remote learning.

We calculate gross revenue retention rate by subtracting downgrades and cancellations over a 12-month period from ARR at the beginning of the corresponding 12-month period for a particular customer cohort and

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dividing the result by the ARR from the beginning of the same 12-month period. Our gross revenue retention rate was 94.4%, 95.4%, and 96.0% at December 31, 2018, 2019 and 2020, respectively, and 95.9% and 95.9% at March 31, 2020 and 2021, respectively.

The most significant positive drivers of changes in our net revenue retention rate and gross revenue retention rate each year have historically been our ability to up-sell or cross-sell new solutions or additional licenses to our existing customer base and secure multi-year contracts containing periodic pricing term increases.

Remaining Performance Obligations

We monitor remaining performance obligations (“RPO”) as a key metric to help us evaluate the health of our business. RPO represents the amount of our contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. RPO is not necessarily indicative of future revenue growth because it does not account for the timing of customers’ consumption or their consumption of more than their contracted capacity. Moreover, RPO is influenced by several factors, including the timing of renewals, the timing of purchases of additional capacity, average contract terms, and seasonality. Due to these factors, it is important to review RPO in conjunction with revenue and other financial metrics disclosed elsewhere in this prospectus.

RPO was $505 million, $599 million, and $569 million as of December 31, 2019, December 31, 2020 and March 31, 2021 respectively (further discussed in Note 8—Disaggregated Revenue to the consolidated financial statements). We may experience variations in our RPO from period to period, but RPO has generally increased over the long term as a result of contracts with new customers and increasing the value of contracts with existing customers. These increases are partially offset by revenue recognized on existing contracts during a particular period.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance and liquidity. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

We regularly review the measures set forth below as we evaluate our business.

Free Cash Flow

We define free cash flow as net cash provided by operating activities less purchases of property and equipment and intangible assets, net of proceeds from disposals of property and equipment. We believe free cash flow facilitates period-to-period comparisons of liquidity. We consider free cash flow to be an important measure because it measures the amount of cash we generate and reflects changes in working capital. We use free cash flow in conjunction with traditional GAAP measures as part of our overall assessment of our liquidity, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our Board concerning our liquidity.

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The following table provides a reconciliation of net cash provided by (used in) operating activities to free cash flow:

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1,2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$98	$18,861	$(57,058)	$36,884	$(57,058)	$(58,732)
Purchases of property and equipment and intangible assets	(11,132)	(10,243)	(732)	(1,634)	(732)	(411)
Proceeds from sale of property and equipment	88	103	19	81	19	9

Free cash flow	$(10,946)	$8,721	$(57,771)	$35,331	$(57,771)	(59,134)

Non-GAAP Operating (Loss) Income

We define non-GAAP operating (loss) income as loss from operations excluding the impact of stock-based compensation, restructuring, transaction and sponsor related costs, reversal of payroll tax expense recorded in relation to the previous secondary stock purchase transaction, amortization of acquisition-related intangibles, changes in fair value of contingent liabilities, and the impact of fair value adjustments to acquired unearned revenue relating to the Take-Private Transaction and Certica acquisition that we do not believe are reflective of our ongoing operations. We believe non-GAAP operating (loss) income is useful in evaluating our operating performance compared to that of other companies in our industry, as this metric generally eliminates the effects of certain items that may vary for different companies for reasons unrelated to overall operating performance. Although we exclude the amortization of acquisition-related intangibles from this non-GAAP measure, management believes it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

The following table provides a reconciliation of loss from operations to non-GAAP operating (loss) income:

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1,2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Loss from operations	$(44,773)	$(85,993)	$(16,587)	$(172,543)	$(16,587)	$(24,534)
Stock-based compensation	22,747	56,512	7,109	50,162	7,109	5,585
Restructuring, transaction and sponsor related costs	—	—	8,360	66,959	8,360	13,057
Reversal of payroll tax expense on the previous secondary stock purchase transactions	(1,225)	(1,327)	—	—	—	—
Amortization of acquisition-related intangibles	2,497	9,116	2,586	95,310	2,586	33,361
Change in fair value of contingent liability	(1,144)	(20)	—	—	—	—

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	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1,2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Fair value adjustments to deferred revenue in connection with purchase accounting	—	—	—	22,751	—	4,758

Non-GAAP operating (loss) income	$(21,898)	$(21,712)	$1,468	$62,639	$1,468	$32,227

Adjusted EBITDA

EBITDA is defined as earnings before debt-related costs, including interest and loss on debt extinguishment, provision for taxes, depreciation, and amortization. We further adjust EBITDA to exclude certain items of a significant or unusual nature, including stock-based compensation, restructuring, transaction and sponsor related costs, reversal of payroll tax expense recorded in relation to the previous secondary stock purchase transaction, amortization of acquisition-related intangibles, changes in fair value of contingent liabilities, and the impact of fair value adjustments to acquired unearned revenue relating to the Take-Private Transaction and Certica acquisition. Although we exclude the amortization of acquisition-related intangibles from this non-GAAP measure, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and Board. In addition, it provides a useful measure for period-to-period comparisons of our business, as it removes the effect of certain non-cash expenses and certain variable charges.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

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The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated:

	Annual Periods				Interim Periods
	Predecessor			Successor	Successor	Predecessor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Net loss	$(43,465)	$(80,819)	$(22,203)	$(177,981)	$(22,203)	$(33,071)
Interest on outstanding debt and loss on debt extinguishment	—	—	—	50,921	—	17,270
Provision (benefit) for taxes	339	(3,620)	183	(43,924)	183	(9,341)
Depreciation	8,749	10,642	2,982	3,630	2,982	939
Amortization	289	219	35	7	35	2
Stock-based compensation	22,747	56,512	7,109	50,162	7,109	5,585
Restructuring, transaction and sponsor related costs	—	—	14,117	65,449	14,117	13,057
Reversal of payroll tax expense on the previous secondary stock purchase transaction	(1,225)	(1,327)	—	—	—	—
Amortization of acquisition-related intangibles	2,497	9,116	2,586	95,310	2,586	33,361
Change in fair value of contingent liability	(1,144)	(20)	—	—	—	—
Fair value adjustments to deferred revenue in connection with purchase accounting	—	—	—	22,751	—	4,758

Adjusted EBITDA	$(11,213)	$(9,297)	$4,809	$66,325	$4,809	$32,560

Allocated Combined Receipts

We define Allocated Combined Receipts as the combined receipts of our Company and companies that we have acquired allocated to the period of service delivery. We calculate Allocated Combined Receipts as the sum of (i) revenue and (ii) the impact of fair value adjustments to acquired unearned revenue related to the Take-Private Transaction and Certica acquisition that we do not believe are reflective of our ongoing operations. Management uses this measure to evaluate organic growth of the business period over period, as if the Company had operated as a single entity and excluding the impact of acquisitions or adjustments due to purchase accounting. Organic growth in current and future periods is driven by sales to new customers and the addition of additional subscriptions and functionality to existing customers, offset by customer cancellations or reduced subscriptions upon renewal.

We believe that it is important to evaluate growth on this organic basis, as it is an indication of the success of our services from the customer’s perspective that is not impacted by corporate events such as acquisitions or the fair value estimates of acquired unearned revenue. We believe this measure is useful to investors because it illustrates the trends in our organic revenue growth and allows investors to analyze the drivers of revenue on the same basis as management.

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The following table presents a reconciliation of revenue to Allocated Combined Receipts for each of the periods indicated:

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
					(Unaudited)	(Unaudited)
Revenue	$209,544	$258,473	$71,389	$230,673	$71,389	$93,980
Fair value adjustments to deferred revenue in connection with purchase accounting	—	—	—	22,751	—	4,758

Allocated Combined Receipts	$209,544	$258,473	$71,389	$253,424	$71,389	$98,738

Key Components of Results of Operations

Revenue

We generate revenue primarily from two main sources: (1) subscription and support revenue, which is comprised of SaaS fees from customers accessing our learning platform and from customers purchasing additional support beyond the standard support that is included in the basic SaaS fees; and (2) related professional services revenue, which is comprised of training, implementation services and other types of professional services.

Subscription revenue is derived from customers using our learning platform and is driven primarily by the number of customers, the number of users at each customer, the price of our applications and renewals. Support revenue is derived from customers purchasing additional support beyond the standard support that is included in the basic SaaS fee. Our contracts typically vary in length between one and five years. Subscriptions and support are non-cancelable and are billed in advance on an annual basis. All subscription and support fees billed are initially recorded in deferred revenue and recognized ratably over the subscription term.

Professional services and other revenue are derived primarily from implementation, training, and other consulting fees. Implementation services includes training and consulting services that generally take anywhere from 30 to 90 days to complete depending on customer-side complexity and timelines. It includes regularly scheduled and highly-structured activities to ensure customers progress toward better utilizing our applications. Most of these interactions take place over the phone and through the use of web meeting technology. Because we have determined the implementation services are distinct, they are recognized over time as the services are rendered, using an efforts-expended input method. Implementation services also include nonrefundable upfront setup fees, which are allocated to the remaining performance obligations.

We include training with every implementation and offer additional training for a fee. The training offered is focused on creating confidence among users so they can be successful with our applications. Most training is performed remotely using web meeting technology. Because we have determined that trainings are distinct, we record training revenue upon the delivery of the training. Training is recognized ratably in the same manner as subscription and support revenue described above.

In addition to our implementation and training offerings, we provide consulting services for custom application development, integrations, content services and change management consulting. These services are architected to boost customer adoption of our applications and to drive usage of features and capabilities that are

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unique to our company. We have determined that these services are distinct. Professional services revenue is typically recognized over time as the services are rendered, using an efforts-expended input method.

Cost of Revenue

Cost of subscription and support revenue consists primarily of the costs of our cloud hosting provider and other third-party service providers, employee-related costs including payroll, benefits and stock-based compensation expense for our operations and customer support teams, amortization of capitalized software development costs and acquired technology, and allocated overhead costs, which we define as rent, facilities and costs related to information technology (“IT”).

Cost of professional services and other revenue consists primarily of personnel costs of our professional services organization, including salaries, benefits, travel, bonuses and stock-based compensation, as well as allocated overhead costs.

Operating Expenses

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs of our sales and marketing employees, including sales commissions and incentives, benefits and stock-based compensation expense, marketing programs, including lead generation, costs of our annual InstructureCon user conference, acquisition-related amortization expenses and allocated overhead costs. We defer and amortize on a straight-line basis sales commission costs related to acquiring new contracts over a period of benefit that we have determined to be generally four years. Customer relationships represent the estimated fair value of the acquired customer bases and are amortized over the estimated remaining useful life of seven years. The trade names acquired are amortized over the estimated remaining useful lives ranging from five to ten years.

Research and Development. Research and development expenses consist primarily of personnel costs of our development team, including payroll, benefits and stock-based compensation expense and allocated overhead costs. We capitalize certain software development costs that are attributable to developing new applications, features and adding incremental functionality to our platform. We amortize these costs to subscription and support cost of revenue in the consolidated statements of operations over the estimated life of the new application or incremental functionality, which is generally three years.

General and Administrative. General and administrative expenses consist of personnel costs and related expenses for executive, finance, legal, human resources, recruiting, employee-related information technology, administrative personnel, including payroll, benefits and stock-based compensation expense; professional fees for external legal, accounting and other consulting services; and allocated overhead costs.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income, interest expense, and the impact of foreign currency transaction gains and losses. Interest expense is related to fees incurred to have access to our Credit Facilities with Golub Capital Markets LLC and Owl Rock Capital Advisors LLC. As we have expanded our international operations, our exposure to fluctuations in foreign currencies has increased.

Income Tax Benefit (Expense)

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have statutory tax rates different from those in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to U.S. income and changes in tax laws. The tax benefit at December 31, 2020 consists of decreases in U.S. Federal and state deferred tax liabilities, due to book amortization, and of the step up in basis of intangible assets from the Take-Private Transaction.

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Results of Operations

To facilitate comparability of the year ended December 31, 2020 to the year ended December 31, 2019, we present combined results for the combination of consolidated results from January 1, 2020 to December 31, 2020, comprising the Predecessor consolidated results from January 1, 2020 to March 31, 2020, the Successor consolidated results for the period from April 1, 2020 to December 31, 2020 and certain pro forma adjustments that give effect to the Take-Private Transaction as if it had occurred on January 1, 2020 (the “Unaudited Pro Forma Combined 2020 Period”). To facilitate comparability of the unaudited three months ended March 31, 2021 to the unaudited three months ended March 31, 2020, we present the three months ended March 31, 2020 with certain pro forma adjustments that give effect to the Take-Private Transaction and the Certica acquisition as if they had occurred on January 1, 2020 (the “Unaudited Pro Forma Interim 2020 Period”).

As a result of the Take-Private Transaction, which closed on March 24, 2020, our historical consolidated financial and other data are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented and are therefore not comparable. The period prior to and including March 31, 2020 includes all of the accounts of Instructure, Inc. and is identified as “Predecessor” and the period after March 31, 2020 includes all of the accounts of Instructure Intermediate Holdings I, Inc. and is identified as “Successor.” For accounting purposes, management has designated the Acquisition Date as March 31, 2020, as the operating results and change in financial position for the intervening period is not material.

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These pro forma adjustments are prepared in accordance with Article 11 of Regulation S-X, as amended by the Final Rule. We present the information for the year ended December 31, 2020 in this format to assist readers in understanding and assessing the trends and significant changes in our results of operations on a comparable basis. We believe this presentation is appropriate because it provides a more meaningful comparison and more relevant analysis of our results of operations for the 2020 period compared with the 2019 period and the 2021 interim period compared with the 2020 interim period. We have elected to exclude pro forma adjustments related to the Certica acquisition during the 2020 period as no activities have been recognized in our results of operations. The following tables set forth our historical results of operations for the periods indicated below:

Annual Results of Operations

	Predecessor			Successor			Combined
(in thousands, except per share data)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1,2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Take-Private Transaction Pro Forma Adjustments		Pro Forma Year Ended December 31, 2020
					(Unaudited)		(Unaudited)
Revenue:
Subscription and support	$188,501	$236,241	$65,968	$209,148	$(1,046	)(a)	$274,070
Professional services and other	21,043	22,232	5,421	21,525	(15	)(a)	26,931

Total revenue	209,544	258,473	71,389	230,673	(1,061)		301,001

Cost of revenue:
Subscription and support	46,706	64,170	19,699	108,603	11,955	(b)(c)	140,257
Professional services and other	15,137	18,656	4,699	15,547	—		20,246

Total cost of revenue	61,843	82,826	24,398	124,150	11,955		160,503

Gross profit	147,701	175,647	46,991	106,523	(13,016)		140,498

Operating expenses:
Sales and marketing	97,481	121,643	27,010	125,650	13,157	(b)(c)	165,817
Research and development	59,391	83,526	19,273	51,066	—		70,339
General and administrative	35,602	56,471	17,295	62,572	—		79,867
Impairment of held-for-sale goodwill	—	—	—	29,612	—		29,612
Impairment on disposal group	—	—	—	10,166	—		10,166

Total operating expenses	192,474	261,640	63,578	279,066	13,157		355,801

Loss from operations	(44,773)	(85,993)	(16,587)	(172,543)	(26,173)		(215,303)

Other income (expense):
Interest income	2,413	1,795	313	49	—		362
Interest expense	(68)	(16)	(8)	(50,921)	(16,395	)(d)	(67,324)
Other income (expense), net	(698)	(225)	(5,738)	1,510	—		(4,228)

Total other income (expense), net	1,647	1,554	(5,433)	(49,362)	(16,395)		(71,190)

Loss before income tax benefit	(43,126)	(84,439)	(22,020)	(221,905)	(42,568)		(286,493)
Income tax benefit (expense)	(339)	3,620	(183)	43,924	8,424	(e)	52,165

Net loss	$(43,465)	$(80,819)	$(22,203)	$(177,981)	$(34,144)		$(234,328)

Net loss per common share, basic and diluted	$(1.27)	$(2.19)	$(0.58)	$(177,981)	$(34,144)		$(234,328)

Weighted-average common shares used in computing basic and diluted net loss per common share	34,248	36,892	38,369	1	1		1

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Notes for the Take-Private Transaction Pro Forma Adjustments for the Year Ended December 31, 2020

(a)	Represents deferred revenue purchase accounting adjustments as a result of the Take-Private Transaction. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The pro forma combined statement of operations reflects the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020.

(b)	Represents adjustments related to amortization for deferred commission and capitalized software development costs for the period from January 1, 2020 to March 31, 2020, as if the Take-Private Transaction had occurred on January 1, 2020. In connection with the Take-Private Transaction, deferred commission and capitalized software development costs were set to zero reflecting their fair value as a result of purchase accounting application.

(c)	Represents incremental amortization expenses related to intangible assets recognized as a result of the Take-Private Transaction in accordance to ASC 805. The pro forma combined statements of operations reflect the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets and liabilities as of the date of the Take-Private Transaction.

(d)	Represents incremental interest expense resulting from the debt issuance in connection with the Take-Private Transaction. Our indebtedness is described in further detail in Note 7–Credit Facility to the consolidated financial statements. The pro forma combined statements of operations reflect this activity as if it had occurred on January 1, 2020.

(e)	A combined statutory tax rate of 19.79% is applied to the pro forma adjustments.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Interim Results of Operations

	Predecessor			Combined				Total	Successor
(in thousands, except per share data)	Three Months Ended March 31, 2020	Take-Private Transaction Pro Forma Adjustments		Pro Forma Three Months Ended March 31, 2020	Certica January 1, 2020 through March 31, 2020	Certica Pro Forma Adjustments		Pro Forma Three Months Ended March 31, 2020	Three Months Ended March 31, 2021
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenue:
Subscription and support	$65,968	$(12,455	)(a)	$53,513	$8,689	$(4,466	)(f)(j)	$57,736	$86,354
Professional services and other	5,421	(984	)(a)	4,437	336	(173	)(f)(j)	4,600	7,626

Total revenue	71,389	(13,439)		57,950	9,025	(4,639)		62,336	93,980

Cost of revenue:
Subscription and support	19,699	11,955	(b)(c)	31,654	2,213	485	(g)(h)	34,352	39,884
Professional services and other	4,699	—		4,699	86	—		4,785	5,750

Total cost of revenue	24,398	11,955		36,353	2,299	485		39,137	45,634

Gross profit	46,991	(25,394)		21,597	6,726	(5,124)		23,199	48,346

Operating expenses:
Sales and marketing	27,010	13,157	(b)(c)	40,167	646	2,233	(g)(h)	43,046	41,222
Research and development	19,273	—		19,273	1,684	—		20,957	17,089
General and administrative	17,295	—		17,295	3,312	(2,778	)(g)(h)	17,829	13,351
Impairment on disposal group	—	—		—	—	—		—	1,218

Total operating expenses	63,578	13,157		76,735	5,642	(545)		81,832	72,880

Income (loss) from operations	(16,587)	(38,551)		(55,138)	1,084	(4,579)		(58,633)	(24,534)

Other income (expense):
Interest income	313	—		313	—	—		313	27
Interest expense	(8)	(16,395	)(d)	(16,403)	(763)	(758	)(i)	(17,924)	(17,271)
Other income (expense), net	(5,738)	—		(5,738)	—	—		(5,738)	(634)

Total other income (expense), net	(5,433)	(16,395)		(21,828)	(763)	(758)		(23,349)	(17,878)

Income (loss) before income tax benefit (expense)	(22,020)	(54,946)		(76,966)	321	(5,337)		(81,982)	(42,412)
Income tax benefit (expense)	(183)	10,874	(e)	10,691	(20)	1,056	(e)	11,727	9,341

Net Income (loss)	$(22,203)	$(44,072)		$(66,275)	$301	$(4,281)		$(70,255)	$(33,071)

Net loss per common share, basic and diluted	$(0.58)	$(44,072)		$(66,275)				$(70,255)	$(33,071)

Weighted-average common shares used in computing basic and diluted net loss per common share	38,369	1		1				1	1

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Notes for the Pro Forma Adjustments for the Three Months Ended March 31, 2020

(a)	Represents deferred revenue purchase accounting adjustments as a result of the Take-Private Transaction. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The pro forma combined statement of operations reflects the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020.

(b)	Represents adjustments related to amortization for deferred commission and capitalized software development costs for the period from January 1, 2020 to March 31, 2020, as if the Take-Private Transaction had occurred on January 1, 2020. In connection with the Take-Private Transaction, deferred commission and capitalized software development costs were set to zero reflecting their fair value as a result of purchase accounting application.

(c)	Represents incremental amortization expenses related to intangible assets recognized as a result of the Take-Private Transaction in accordance to ASC 805. The pro forma combined statements of operations reflect the purchase accounting associated with the Take-Private Transaction as if it had occurred on January 1, 2020. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets and liabilities as of the date of the Take-Private Transaction.

(d)	Represents incremental interest expense resulting from the debt issuance in connection with the Take- Private Transaction. Our indebtedness is described in further detail in Note 7–Credit Facility to the consolidated financial statements. The pro forma combined statements of operations reflect this activity as if it had occurred on January 1, 2020.

(e)	A combined statutory tax rate of 19.79% is applied to the pro forma adjustments.

(f)	Represents deferred revenue purchase accounting adjustments as a result of the Certica acquisition. In accordance with ASC 805, deferred revenue is recognized at fair value representing direct costs to fulfill plus a reasonable margin. The pro forma combined statement of operations for the Total Unaudited Pro Forma 2020 Period reflects the purchase accounting associated with the Certica acquisition as if it had occurred on January 1, 2020.

(g)	Represents adjustments related to amortization for deferred commission and capitalized software development costs for the period from January 1, 2020 to March 31, 2020, as if the Certica acquisition had occurred on January 1, 2020. In connection with the Certica acquisition, deferred commission and capitalized software development costs were set to zero reflecting their fair value as a result of purchase accounting application.

(h)	Represents incremental amortization expenses related to intangible assets recognized as a result of the Certica acquisition in accordance with ASC 805. The pro forma combined statements of operations for the Total Unaudited Pro Forma 2020 Period reflect the purchase accounting associated with the Certica acquisition as if it had occurred on January 1, 2020. The pro forma incremental amortization expenses are calculated based on the fair value of the acquired assets and liabilities as of the date of the Certica acquisition.

(i)	Represents incremental interest expense resulting from the debt issuance in connection with the Certica acquisition. Additionally, the debt previously recorded by Certica that was extinguished at the acquisition is assumed to have been extinguished as if the acquisition had occurred on January 1, 2020. Our indebtedness is described in further detail in Note 7–Credit Facility to the consolidated financial statements. The pro forma combined statements of operations for the Total Unaudited Pro Forma 2020 Period reflect this activity as if it had occurred on January 1, 2020.

(j)	Represents adjustments related to revenues and expenses incurred between Instructure and Certica in a vendor/customer relationship prior to the Certica acquisition that would not have been recognized had the acquisition occurred on January 1, 2020.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Results of Operations for the Years Ended December 31, 2019 and 2020

Revenue

	Predecessor		Successor	Combined
(dollars in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020	Change ($)	Change (%)
				(Unaudited)
Revenue:
Subscription and support	$236,241	$65,968	$209,148	$274,070	$37,829	16%
Professional services and other	22,232	5,421	21,525	26,931	4,699	21%

Total revenue	$258,473	$71,389	$230,673	$301,001	$42,528	16%

Subscription and support revenue was $274.1 million during the Unaudited Pro Forma Combined 2020 Period, $209.1 million during the Successor 2020 Period, $66.0 million during the Predecessor 2020 Period, and $236.2 million during the Predecessor 2019 Period. Subscription and support revenue increased $37.8 million during the Unaudited Pro Forma Combined 2020 Period due to growth in new and existing customers. Growth in new customers accounted for $32.2 million of this change, while growth in existing customers was $5.6 million.

Professional services and other revenue was $26.9 million during the Unaudited Pro Forma Combined 2020 Period, $21.5 million during the Successor 2020 Period, $5.4 million during the Predecessor 2020 Period and $22.2 million during the Predecessor 2019 Period. Professional services and other revenue increased $4.7 million during the Unaudited Pro Forma Combined 2020 Period due to the increased onboarding of new customers discussed above.

Cost of Revenue

	Predecessor		Successor	Combined
(dollars in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020	Change ($)	Change (%)
				(Unaudited)
Cost of revenue:
Subscription and support	$64,170	$19,699	$108,603	$140,257	$76,087	119%
Professional services and other	18,656	4,699	15,547	20,246	1,590	9%

Total cost of revenue	$82,826	$24,398	$124,150	$160,503	$77,677	94%

Cost of revenue was $160.5 million during the Unaudited Pro Forma Combined 2020 Period, $124.2 million during the Successor 2020 Period, $24.4 million during the Predecessor 2020 Period, and $82.8 million during the Predecessor 2019 Period. Total cost of revenue increased $77.7 million during the Unaudited Pro Forma Combined 2020 Period due to an increase in employee-related costs, web hosting and third-party software license costs, and amortization of developed technology.

Subscription and support cost of revenue was $140.3 million during the Unaudited Pro Forma Combined 2020 Period, $108.6 million during the Successor 2020 Period, $19.7 million during the Predecessor 2020 Period, and $64.2 million during the Predecessor 2019 Period. Subscription and support cost of revenue increased $76.1 million during the Unaudited Pro Forma Combined 2020 Period due to an increase in employee-related costs, web hosting and third-party software license costs, and amortization of developed technology. Web hosting and third-party software license costs increased $19.5 million as a result of higher usage on our learning

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

platform due to an increased number of users on our learning platform, as well as the increased frequency of our users on our learning platform, driven by COVID-19 and the demand for distanced learning. Employee-related costs increased $2.3 million in order to support the increasing demand for our learning platform. Amortization costs increased $37.2 million due to developed technology that was acquired as part of the Take-Private Transaction. An additional $12.0 million of amortization costs is a result of our pro forma adjustments during the Unaudited Pro Forma Combined 2020 Period. Other insignificant items, such as operating lease costs and systems increased $3.1 million.

Professional services and other cost of revenue was $20.2 million during the Unaudited Pro Forma Combined 2020 Period, $15.5 million during the Successor 2020 Period, $4.7 million during the Predecessor 2020 Period, and $18.7 million during the Predecessor 2019 Period. Professional services and other cost of revenue increased $1.6 million during the Unaudited Pro Forma Combined 2020 Period due to an increase of $1.0 million of employee and outside services costs as a result of increased demand for our learning platform. Other insignificant items, such as operating lease costs and travel costs, increased $0.6 million.

Operating Expenses

	Predecessor		Successor	Combined
(dollars in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020	Change ($)	Change (%)
				(Unaudited)
Operating expenses:
Sales and marketing	$121,643	$27,010	$125,650	$165,817	$44,174	36%
Research and development	83,526	19,273	51,066	70,339	(13,187)	-16%
General and administrative	56,471	17,295	62,572	79,867	23,396	41%
Impairment of held-for-sale goodwill	—	—	29,612	29,612	29,612	100%
Impairment on disposal group	—	—	10,166	10,166	10,166	100%

Total operating expenses	$261,640	$63,578	$279,066	$355,801	$94,161	36%

Sales and marketing. Sales and marketing expense was $165.8 million during the Unaudited Pro Forma Combined 2020 Period, $125.7 million during the Successor 2020 Period, $27.0 million during the Predecessor 2020 Period, and $121.6 million during the Predecessor 2019 Period. Sales and marketing expenses increased $44.2 million during the Unaudited Pro Forma Combined 2020 Period due to an increase in amortization of acquired intangible assets, third-party contractor costs, and impairment of leased office space. Amortization expense increased $61.0 million due to an increase in amortization of acquisition-related identifiable intangible assets, of which $13.2 million relates to our pro forma adjustments. Third-party contractor costs increased $4.7 million as a result of our execution on our restructuring plan and increased revenue. We incurred an additional $1.8 million of costs related to an impairment on leased office space. Sales and marketing expenses decreased by $17.5 million in employee-related costs and marketing program spend as we executed on our restructuring plan. Travel-related costs also decreased $5.0 million due to the restrictions caused by COVID-19. Other insignificant items related to decreased headcount caused a reduction of $0.8 million.

Research and development. Research and development expense was $70.3 million during the Unaudited Pro Forma Combined 2020 Period, $51.1 million during the Successor 2020 Period, $19.3 million during the Predecessor 2020 Period, and $83.5 million during the Predecessor 2019 Period. Research and development expenses decreased $13.2 million during the Unaudited Pro Forma Combined 2020 Period due to a decrease in employee-related costs, decreased travel costs, decreased allocated overhead expenses and information technology expenses. Employee-related costs decreased $12.9 million as a result of our execution on our restructuring plan. Travel-related costs decreased $1.4 million due to the restrictions caused by COVID-19.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Allocated overhead expenses decreased $1.2 million as a result of reduced headcount, while information technology expenses decreased as a result of our execution on our restructuring plan. Research and development expenses were offset by increased cost of $1.2 million due to impairments on leased office space and $1.8 million in third-party contractor costs.

General and administrative. General and administrative expense was $79.9 million during the Unaudited Pro Forma Combined 2020 Period, $62.6 million during the Successor 2020 Period, $17.3 million during the Predecessor 2020 Period, and $56.5 million during the Predecessor 2019 Period. General and administrative expenses increased by $23.4 million during the Unaudited Pro Forma Combined 2020 Period due to an increase in payroll-related costs and third-party contractor costs. Payroll-related costs increased $15.7 million from stock-based compensation expense, $1.3 million from severance, and $1.3 million in payroll taxes, in large part due to the Take-Private Transaction. Third-party contractor costs increased $9.2 million due to acquisition-related activity and costs incurred while executing on our restructuring plan. General and administrative expenses decreased $1.9 million due to reduced headcount, $0.7 million in reduced travel due to restrictions caused by COVID-19, $1.2 million in information technology expense due to our restructuring plan, and $1.1 million in allocated overhead expenses due to reduced headcount.

Impairment of held-for-sale goodwill and disposal group. Impairment of held-for-sale goodwill and disposal group was $29.6 million and $10.2 million, respectively, in both the Unaudited Pro Forma Combined 2020 Period and Successor 2020 Period, respectively. Impairment of held-for-sale goodwill and disposal group increased $39.8 million during the Unaudited Pro Forma Combined 2020 Period due to our decision to market and sell getBridge, LLC (“Bridge”), the Company’s corporate learning platform and wholly-owned subsidiary. Refer to Notes 6—Assets and Liabilities Held for Sale and 19—Subsequent Events of the consolidated financial statements for additional information.

Other Income (Expense), Net

	Predecessor		Successor	Combined
(dollars in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020	Change ($)	Change (%)
				(Unaudited)
Other income (expense):
Interest income	$1,795	$313	$49	$362	$(1,433)	-80%
Interest expense	(16)	(8)	(50,921)	(67,324)	(67,308)	420675%
Other income (expense), net	(225)	(5,738)	1,510	(4,228)	(4,003)	1779%

Total other income (expense), net	$1,554	$(5,433)	$(49,362)	$(71,190)	$(72,744)	-4681%

Other income (expense), net was $(71.2) million during the Unaudited Pro Forma Combined 2020 Period, $(49.4) million during the Successor 2020 Period, $(5.4) million during the Predecessor 2020 Period, and $1.6 million during the Predecessor 2019 Period. Other income (expense), net includes interest income and expense and the impact of foreign currency transaction gains and losses. Other income (expense), net increased $72.7 million during the Unaudited Pro Forma Combined 2020 Period due to a $67.3 million increase of interest expense from our outstanding Term Loans, of which $16.4 million is a result of our pro forma adjustments. Other income (expense), net also increased $4.0 million in expense due to a one-time restructuring charge. Other income (expense) decreased $1.4 million in income due to maturing marketable securities that we did not reinvest.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Income Tax Benefit (Expense)

	Predecessor		Successor	Combined
(dollars in thousands)	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Pro Forma Year Ended December 31, 2020	Change ($)	Change (%)
				(Unaudited)
Income tax benefit (expense)	$3,620	$(183)	$43,924	$52,165	$48,545	1341%

Income tax benefit (expense) was $52.2 million during the Unaudited Pro Forma Combined 2020 Period, $43.9 million during the Successor 2020 Period, $(0.2) million during the Predecessor 2020 Period, and $3.6 million during the Predecessor 2020 Period. Income tax benefit increased $48.5 million during the Unaudited Pro Forma Combined 2020 Period due to the amortization of intangible assets, which resulted in decreases in U.S. Federal and state deferred tax liabilities. Historically, such activity would not have been recognized as a tax benefit due to the full valuation allowance recorded against deferred tax assets. However, due to Thoma Bravo’s acquisition of Instructure, and the deferred tax liability recorded in connection with the step-up in the book basis of the Company’s intangible assets, the Company removed the valuation allowance previously recorded against Federal and most state deferred tax assets.

Results of Operations for the Years Ended December 31, 2018 and 2019

Revenue

	Predecessor
	Year Ended December 31,
(dollars in thousands)	2018	2019	Change ($)	Change (%)
Revenue:
Subscription and support	$188,501	$236,241	$47,740	25%
Professional services and other	21,043	22,232	1,189	6%

Total revenue	$209,544	$258,473	$48,929	23%

Subscription and support revenue was $236.2 million during the Predecessor 2019 Period and $188.5 million during the Predecessor 2018 Period. Subscription and support revenue increased $47.7 million for the year ended December 31, 2019 due to growth in new customers and the contributions from our 2019 acquisitions. Growth in new customers accounted for $33.3 million, while growth from acquisitions resulted in an increase of $14.4 million.

Professional services and other revenue was $22.2 million during the Predecessor 2019 Period and $21.0 million during the Predecessor 2018 Period. Professional services and other revenue increased $1.2 million for the year ended December 31, 2019 due to the increase in new customers discussed above.

Cost of Revenue

	Predecessor
	Year Ended December 31,
(dollars in thousands)	2018	2019	Change ($)	Change (%)
Cost of revenue:
Subscription and support	$46,706	$64,170	$17,464	37%
Professional services and other	15,137	18,656	3,519	23%

Total cost of revenue	$61,843	$82,826	$20,983	34%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Cost of revenue was $82.8 million during the Predecessor 2019 Period and $61.8 million during the Predecessor 2018 Period. Total cost of revenue increased $21.0 million for the year ended December 31, 2019 due to an increase in employee-related costs, web hosting and third-party software license costs, amortization of developed technology and third-party contractor costs.

Subscription and support cost of revenue was $64.2 million during the Predecessor 2019 Period and $46.7 million during the Predecessor 2018 Period. Subscription and support cost of revenue increased $17.5 million for the year ended December 31, 2019 due to an increase in web hosting and third-party software license costs, amortization of developed and acquisition-related technology and employee-related costs. Web hosting and third-party software license costs increased $9.8 million due to the increase in total customers. Amortization costs increased $4.7 million due to the continued development of our software platform and amortization of acquisition-related technology. Employee-related costs increased $2.8 million as we continued to grow our customer support organization to support our customer growth and improve service levels and offerings. Other insignificant items related to higher rent and communication expense increased $0.2 million.

Professional services and other cost of revenue was $18.7 million during the Predecessor 2019 Period and $15.1 million during the Predecessor 2018 Period. Professional services and other cost of revenue increased $3.5 million for the year ended December 31, 2019 due to an increase in employee-related costs of $1.8 million and an increase in use of third-party contractors of $1.2 million, as we continued to grow our professional services organization to support our customer growth and improve service levels and offerings. Other insignificant items related to third-party software license costs increased $0.5 million.

Operating Expenses

	Predecessor
	Year Ended December 31,
(dollars in thousands)	2018	2019	Change ($)	Change (%)
Operating expenses:
Sales and marketing	$97,481	$121,643	$24,162	25%
Research and development	59,391	83,526	24,135	41%
General and administrative	35,602	56,471	20,869	59%

Total operating expenses	$192,474	$261,640	$69,166	36%

Sales and marketing expense was $121.6 million during the Predecessor 2019 Period and $97.5 million during the Predecessor 2018 Period. Sales and marketing expenses increased $24.2 million for the year ended December 31, 2019 due to an increase in employee-related stock-based compensation costs, third-party contractor costs, expansion of our marketing programs, amortization of acquisition-related technology and information technology expenses. Employee-related costs increased $16.2 million as a result of a change in our compensation philosophy resulting in more employees electing to receive greater stock-based compensation in lieu of salary and hiring additional employees domestically and internationally due to growth in our customer base. Amortization expense increased $3.4 million due to an increase in amortization of acquisition-related identified intangible assets. Third-party contractor costs increased $1.6 million and travel costs increased $0.6 million all due to continued expansion into international and corporate markets. Marketing program costs increased $1.4 million due to holding our first separate Bridge user conference, BridgeCon, and continued expansion into international and corporate markets. Information technology expense increased $0.7 million as we continue to automate our internal systems. Other insignificant items related to depreciation expense increased $0.3 million.

Research and development expense was $83.5 million during the Predecessor 2019 Period and $59.4 million during the Predecessor 2018 Period. Research and development expenses increased $24.1 million for the year ended December 31, 2019 due to an increase in employee-related costs, information technology expenses and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

allocated overhead expenses. Employee-related costs increased $20.6 million and information technology costs increased $2.0 million as we continued to grow our engineering organization to develop new applications and continue to develop additional features for our products and as a result of a change in our compensation philosophy resulting in more employees electing to receive greater stock-based compensation in lieu of salary. Allocated overhead expenses and other insignificant items increased $1.5 million due to higher rent and communication expense.

General and administrative expense was $56.5 million during the Predecessor 2019 Period and $35.6 million during the Predecessor 2018 Period. General and administrative expenses increased $20.9 million for the year ended December 31, 2019 due to an increase in employee-related costs, third-party costs, allocated overhead expenses and the change in fair value of the contingent liability. Employee-related costs increased $12.6 million as a result of a change in our compensation philosophy resulting in more employees electing to receive greater stock-based compensation in lieu of salary. Third-party services increased $6.6 million as a result of the Company entering into a definitive merger agreement to be acquired by Thoma Bravo, LLC, as well as our recent acquisitions of MasteryConnect and Portfolium and continued growth. Fair value of the contingent liability decreased $1.1 million during the same period in 2018. The liability was written off during the year ended December 31, 2019. Allocated overhead expenses and other insignificant items increased $0.6 million due to higher rent.

Other Income, net

	Predecessor
	Year Ended December 31,
(dollars in thousands)	2018	2019	Change ($)	Change (%)
Other income:
Interest income	$2,413	$1,795	$(618)	-26%
Interest expense	(68)	(16)	52	-76%
Other income (expense), net	(698)	(225)	473	-68%

Total other income, net	$1,647	$1,554	$(93)	-6%

Other income, net was $1.6 million in both the Predecessor 2019 Period and Predecessor 2018 Period, respectively. Other income, net includes interest income and expense, unrealized gains and losses on marketable securities and the impact of foreign currency transaction gains and losses. Other income, net decreased $0.1 million for the year ended December 31, 2019 as a result of decreased interest income and the disposal of property and equipment.

Income Tax Benefit (Expense)

	Predecessor
	Year Ended December 31,
(dollars in thousands)	2018	2019	Change ($)	Change (%)
Income tax benefit (expense)	$(339)	$3,620	$3,959	-1168%

Income tax benefit (expense) was $3.6 million during the Predecessor 2019 Period and $(0.3) million during the Predecessor 2018 Period. Income tax benefit (expense) consists of current and deferred taxes for U.S. and foreign income taxes. The income tax expense decrease in 2019 of $4.0 million compared to 2018 was due to the recognition of a net deferred tax liability as a result of the acquisition of Portfolium and MasteryConnect. The net deferred tax liability provided a source of additional income to support the realizability of pre-existing deferred tax assets and as a result, a portion of our valuation allowance was released.

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Results of Operations for the Three Months Ended March 31, 2020 and 2021

Revenue

	Predecessor	Total	Successor	Change
(Unaudited) (dollars in thousands)	Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Three Months Ended March 31, 2021	Amount	%
Revenue:
Subscription and support	$65,968	$57,736	$86,354	$28,618	50%
Professional services and other	5,421	4,600	7,626	3,026	66%

Total revenue	$71,389	$62,336	$93,980	$31,644	51%

Successor

Subscription and support revenue was $86.4 million during the unaudited three month period ended March 31, 2021 (Successor), $57.7 million during the Unaudited Pro Forma Interim 2020 Period, and $66.0 million during the unaudited three month period ended March 31, 2020 (Predecessor). Subscription and support revenue increased $28.6 million during the unaudited three month period ended March 31, 2021 (Successor) due to growth in new and existing customers. Growth in new customers accounted for $17.6 million of this change, while growth in existing customers was $2.8 million. The remaining $8.2 million is due to pro forma adjustments made during the Unaudited Pro Forma Interim 2020 Period as a result of purchase accounting.

Professional services and other revenue was $7.6 million during the unaudited three month period ended March 31, 2021 (Successor), $4.6 million during the Unaudited Pro Forma Interim 2020 Period, and $5.4 million during the unaudited three month period ended March 31, 2020 (Predecessor). Professional services and other revenue increased $3.0 million during the unaudited three month period ended March 31, 2021 (Successor) due to $2.2 million from onboarding of new customers discussed above and $0.8 million from pro forma adjustments made during the Unaudited Pro Forma Interim 2020 Period as a result of purchase accounting.

Cost of Revenue

	Predecessor	Total	Successor	Change
(Unaudited) (dollars in thousands)	Three Months Ended, March 31, 2020	Pro Forma Three Months Ended, March 31, 2020	Three Months Ended, March 31, 2021	Amount	%
Cost of revenue:
Subscription and support	$19,699	$34,352	39,884	$5,532	16%
Professional services and other	4,699	4,785	5,750	965	20%

Total cost of revenue	$24,398	$39,137	$45,634	$6,497	17%

Cost of revenue was $45.6 million during the unaudited three month period ended March 31, 2021 (Successor), $39.1 million during the Unaudited Pro Forma Interim 2020 Period, and $24.4 million during the unaudited three month period ended March 31, 2020 (Predecessor). Total cost of revenue increased $6.5 million during the unaudited three month period ended March 31, 2021 (Successor) due to an increase in web hosting and third-party software costs and an impairment on leased office space.

Subscription and support cost of revenue was $39.9 million during the unaudited three month period ended March 31, 2021 (Successor), $34.4 million during the Unaudited Pro Forma Interim 2020 Period, and $19.7 million during the unaudited three month period ended March 31, 2020 (Predecessor). Subscription and support

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cost of revenue increased $5.5 million during the unaudited three month period ended March 31, 2021 (Successor) due to an increase in web hosting and third-party software costs and an impairment on leased office space. Web hosting and third-party software costs increased $4.5 million as a result of higher usage on our learning platform due to an increased number of users on our learning platform, as well as the increased frequency of our users on our learning platform, driven by COVID-19 and the demand for distanced learning. Employee-related and outside services costs increased $1.1 million in order to support the increasing demand of our learning platform. We incurred an additional $2.1 million of costs related to an impairment on leased office space. These increases are offset by certain pro forma adjustments made during the Unaudited Pro Forma Interim 2020 Period.

Professional services and other cost of revenue was $5.8 million during the unaudited three month period ended March 31, 2021 (Successor), $4.8 million during the Unaudited Pro Forma Interim 2020 Period, and $4.7 million during the unaudited three month period ended March 31, 2020 (Predecessor). Professional services and other cost of revenue increased $1.0 million during the unaudited three month period ended March 31, 2021 (Successor) due to an increase in employee-related costs and an impairment on leased office space. Employee-related costs increased $0.2 million as a result of increased demand for our learning platform. We incurred an additional $0.8 million of costs related to an impairment on leased office space.

Operating Expenses

	Predecessor	Total	Successor
(Unaudited) (dollars in thousands)	Three Months Ended March 31, 2020	Pro Forma Three Months Ended March 31, 2020	Three Months Ended, March 31, 2021	Change ($)	Change (%)
Operating expenses:
Sales and marketing	$27,010	$43,046	$41,222	$(1,824)	-4%
Research and development	19,273	20,957	17,089	(3,868)	-18%
General and administrative	17,295	17,829	13,351	(4,478)	-25%
Impairment on disposal group	—	—	1,218	1,218	100%

Total operating expenses	$63,578	$81,832	$72,880	(8,952)	-11%

Sales and marketing. Sales and marketing expense was $41.2 million during the unaudited three month period ended March 31, 2021 (Successor), $43.0 million during the Unaudited Pro Forma Interim 2020 Period, and $27.0 million during the unaudited three month period ended March 31, 2020 (Predecessor). Sales and marketing expenses decreased $1.8 million during the unaudited three month period ended March 31, 2021 (Successor) due to a decrease in employee-related costs and decreased travel costs. Employee-related costs decreased $3.6 million as a result of our continued execution on our restructuring plan. Travel-related costs decreased $1.2 million due to the restrictions caused by COVID-19. These decreases were offset by an increase in costs related to an impairment on leased office space of $2.0 million and an increase of $0.5 million in third-party contractor costs. The remaining changes are explained by pro forma adjustments made during the Unaudited Pro Forma Interim 2020 Period.

Research and development. Research and development expense was $17.1 million during the unaudited three month period ended March 31, 2021 (Successor), $21.0 million during the Unaudited Pro Forma Interim 2020 Period, and $19.3 million during the unaudited three month period ended March 31, 2020 (Predecessor). Research and development expenses decreased $3.9 million during the unaudited three month period ended March 31, 2021 (Successor) due to a decrease in employee-related costs, decreased travel costs, decreased allocated overhead expenses and information technology expenses. Employee-related costs decreased $3.8 million as a result of our continued execution on our restructuring plan. Travel-related costs decreased $0.3 million due to the continued restrictions caused by COVID-19. Allocated overhead expenses decreased $0.4 million as a result of reduced headcount, while information technology expenses decreased $0.6 million as a

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result of our continued execution on our restructuring plan. The decreases in research and development expenses were offset by an increase of $1.4 million related to an impairment on leased office space.

General and administrative. General and administrative expense was $13.4 million during the unaudited three month period ended March 31, 2021 (Successor), $17.8 million during the Unaudited Pro Forma Interim 2020 Period, and $17.3 million during the unaudited three month period ended March 31, 2020 (Predecessor). General and administrative expenses decreased $4.5 million during the unaudited three month period ended March 31, 2021 (Successor) due to decreased employee-related costs and third-party contractor costs. Employee-related costs decreased $1.3 million as we continue to executed on our restructuring plan, while third-party contractor costs decreased $3.3 million due to the Take-Private Transaction taking place in the unaudited three month period ended March 31, 2020 (Predecessor) and reduction in legal fees. These decreases were offset by an increase of $0.7 million related to an impairment on leased office space. The remaining changes are explained by pro forma adjustments made during the Unaudited Pro Forma Interim 2020 Period.

Impairment on disposal group. Impairment on disposal group increased $1.2 million during the unaudited three month period ended March 31, 2021 (Successor) due to our decision to sell Bridge. Refer to Note 6-Assets and Liabilities Held for Sale and 19-Subsequent Events of the consolidated financial statements for additional information.

Other Income (Expense), net

	Predecessor	Total	Successor
(Unaudited) (dollars in thousands)	Three Months Ended, March 31, 2020	Pro Forma Three Months Ended, March 31, 2020	Three Months Ended, March 31, 2021	Change ($)	Change (%)
Other income (expense):
Interest income	$313	$313	27	$(286)	-91%
Interest expense	(8)	(17,924)	(17,271)	653	-4%
Other income (expense), net	(5,738)	(5,738)	(634)	5,104	-89%

Total other income (expense), net	$(5,433)	$(23,349)	$(17,878)	5,471	-23%

Other income (expense), net was $17.9 million expense during the unaudited three month period ended March 31, 2021 (Successor), $23.3 million expense during the Unaudited Pro Forma Interim 2020 Period, and $5.4 million expense during the unaudited three month period ended March 31, 2020 (Predecessor). Other income (expense), net includes interest income and expense and the impact of foreign currency transaction gains and losses. Other income (expense), net decreased $5.5 million due to a one-time restructuring charge of $4.0 million in the unaudited three month period ended March 31, 2020 (Predecessor) as well as a change in foreign currency of $1.1 million. The remaining changes are explained by pro forma adjustments made during the Unaudited Pro Forma Interim 2020 Period.

Income Tax Benefit (Expense)

	Predecessor	Total	Successor
(Unaudited) (dollars in thousands)	Three Months Ended, March 31, 2020	Pro Forma Three Months Ended, March 31, 2020	Three Months Ended, March 31, 2021	Change ($)	Change (%)
Income tax benefit (expense)	$(183)	$11,727	9,341	$(2,386)	-20%

Income tax benefit (expense) was $9.3 million benefit during the unaudited three month period ended March 31, 2021 (Successor), $11.7 million benefit during the Unaudited Pro Forma Interim 2020 Period, and $0.2

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million expense during the unaudited three month period ended March 31, 2020 (Predecessor). Income tax benefit decreased $2.4 million during the unaudited three month period ended March 31, 2021 (Successor) due to a decrease in amortization expense recognized on acquisition-related intangibles related to Bridge, which were originally recorded as part of the Take-Private Transaction.

Quarterly Results of Operations and Other Data

The following tables set forth selected unaudited consolidated quarterly statements of operations data for each of the four fiscal quarters ended December 31, 2019 and December 31, 2020 and the three months ended March 31, 2021, including the Predecessor consolidated results for the period from January 1, 2020 to March 31, 2020, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.

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	Predecessor					Successor
	Three Months Ended					Three Months Ended
(in thousands)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Revenue:
Subscription and support	$53,201	$57,287	$61,863	$63,890	$65,968	$56,147	$73,313	$79,688	$86,354
Professional services and other	4,875	5,580	6,472	5,305	5,421	5,223	8,459	7,843	7,626

Total revenue	58,076	62,867	68,335	69,195	71,389	61,370	81,772	87,531	93,980

Cost of revenue:
Subscription and support	13,921	15,782	16,567	17,900	19,699	33,979	35,996	38,628	39,884
Professional services and other	4,236	4,665	4,723	5,032	4,699	5,558	5,034	4,955	5,750

Total cost of revenue	18,157	20,447	21,290	22,932	24,398	39,537	41,030	43,583	45,634

Gross profit	39,919	42,420	47,045	46,263	46,991	21,833	40,742	43,948	48,346

Operating expenses:
Sales and marketing	27,925	31,881	32,313	29,524	27,010	43,934	40,100	41,616	41,222
Research and development	18,939	20,949	21,800	21,838	19,273	22,117	14,619	14,330	17,089
General and administrative	12,514	12,142	13,511	18,304	17,295	34,441	13,092	15,039	13,351
Impairment of held-for-sale goodwill	—	—	—	—	—	—	29,612	—	—
Impairment on disposal group	—	—	—	—	—	—	3,389	6,777	1,218

Total operating expenses	59,378	64,972	67,624	69,666	63,578	100,492	100,812	77,762	72,880

Loss from operations	(19,459)	(22,552)	(20,579)	(23,403)	(16,587)	(78,659)	(60,070)	(33,814)	(24,534)

Other income (expense):
Interest income	649	274	309	563	313	35	5	9	27
Interest expense	(5)	(6)	—	(5)	(8)	(18,092)	(16,357)	(16,472)	(17,271)
Other income (expense), net	(80)	(173)	(495)	523	(5,738)	416	187	907	(634)

Total other income (expense), net	564	95	(186)	1,081	(5,433)	(17,641)	(16,165)	(15,556)	(17,878)

Loss before income tax benefit	(18,895)	(22,457)	(20,765)	(22,322)	(22,020)	(96,300)	(76,235)	(49,370)	(42,412)
Income tax benefit (expense)	2,753	1,708	(158)	(683)	(183)	19,726	16,062	8,136	9,341

Net loss	$(16,142)	$(20,749)	$(20,923)	$(23,005)	$(22,203)	$(76,574)	$(60,173)	$(41,234)	$(33,071)

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	Predecessor					Successor
	Three Months Ended					Three Months Ended
(in thousands)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Revenue:
Subscription and support	92%	91%	91%	92%	92%	91%	90%	91%	92%
Professional services and other	8	9	9	8	8	9	10	9	8

Total revenue	100	100	100	100	100	100	100	100	100

Cost of revenue:
Subscription and support	24	25	24	26	28	55	44	44	42
Professional services and other	7	7	7	7	7	9	6	6	6

Total cost of revenue	31	32	31	33	35	64	50	50	48

Gross profit	69	68	69	67	65	36	50	50	52

Operating expenses:
Sales and marketing	48	51	47	43	38	72	49	48	44
Research and development	33	33	32	32	27	36	18	16	18
General and administrative	22	19	20	26	24	56	16	17	14
Impairment of held-for-sale goodwill	—	—	—	—	—	—	36	—	—
Impairment of held-for-sale assets	—	—	—	—	—	—	4	8	1

Total operating expenses	103	103	99	101	89	164	123	89	77

Loss from operations	(34)	(35)	(30)	(34)	(24)	(128)	(73)	(39)	(25)

Other income (expense):
Interest income	1	—	(1)	1	—	—	—	—	—
Interest expense	—	—	—	—	—	(29)	(20)	(19)	(18)
Other income (expense), net	—	—	(1)	1	(8)	1	—	1	(1)

Total other income (expense), net	1	—	(2)	2	(8)	(28)	(20)	(18)	(19)

Loss before income tax benefit	(32)	(35)	(32)	(32)	(32)	(156)	(93)	(57)	(44)
Income tax benefit (expense)	5	3	1	(1)	(1)	32	20	9	10

Net loss	(28)	(32)	(31)	(33)	(33)	(124)	(73)	(48)	(34)

Quarterly Revenue Trends

Our quarterly revenue increased in each of the periods presented compared to the results of the same quarter in the prior year, with the exception of the second quarter of 2020 as a result of the Take-Private Transaction and its impact on deferred revenue, because we achieved increases in the number of new customers using our solutions, revenue retention within existing customers and sales of new solutions to new and existing customers year-over-year. Our business experiences seasonality. Historically, we have experienced predictable annual contract renewal cycles, with a significant portion of service periods beginning in summer months caused by seasonal demand and students returning to school. These seasonal trends result in higher revenue bookings in our second and third fiscal quarters and

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subsequent annual fees. Consequently, a significantly higher percentage of our annual license fees are invoiced during those quarters at contract renewal or inception, also resulting in higher levels of cash collection in the third and fourth quarter. We expect these seasonal trends to continue tracking the school year and academic calendar in the future, which may cause quarterly fluctuations in our results of operations and certain financial metrics.

Our subscription SaaS and support and maintenance revenue are recognized on a straight-line basis over the contract term. For our subscription SaaS and support and maintenance revenue, a portion of the revenue that we report in each period may be attributable to the recognition of deferred revenue recorded in prior periods. As such, increases or decreases in new sales or renewals in any one period may not be immediately reflected in our revenue for that period and may instead affect future periods.

Quarterly Operating Expense Trends

Our operating expenses have increased sequentially with our growth. Operating expenses increased as a percentage of revenue in the Successor Period due to increased amortization expense on acquisition-related intangible assets from the Take-Private Transaction, accelerated stock-based compensation expense as a result of the Take-Private Transaction, and the impairment expense recognized as a result of our divestiture of Bridge.

Liquidity and Capital Resources

General

As of March 31, 2021 and December 31, 2020, our principal sources of liquidity were cash, cash equivalents and restricted cash totaling $87.7 million and $151.0 million, respectively, which was held for working capital purposes, as well as the available balance of our Credit Facilities, described further below. As of March 31, 2021 and December 31, 2020, our cash equivalents were comprised of money market funds. During the Successor Period, our positive cash flows from operations has enabled us to make continued investments in supporting the growth of our business. Following the completion of this offering, we expect that our operating cash flows, in addition to our cash and cash equivalents, will enable us to continue to make such investments in the future. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

We have financed our operations through cash received from operations, debt financing and equity contributions from Thoma Bravo. We believe our existing cash and cash equivalents, our Credit Facilities and cash provided by sales of our solutions and services will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, and the continuing market acceptance of our products. In the future, we may enter into arrangements to acquire or invest in complementary businesses, services and technologies.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, this could reduce our ability to compete successfully and harm our results of operations.

A portion of our customers pay in advance for subscriptions, a portion of which is recorded as deferred revenue. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is later recognized as revenue in accordance with our revenue recognition policy. As of December 31, 2020, we had deferred revenue of $204.9 million, of which $192.9 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met. Further, as of March 31, 2021, we had deferred revenue of $155.4 million, of which $142.2 million was recorded as a current liability and is expected to be recorded to revenue in the next 12 months, provided all other revenue recognition criteria have been met.

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Credit Facilities

On March 24, 2020, we entered into a credit agreement with a syndicate of lenders and Golub Capital Markets LLC, as administrative agent and collateral agent, and Golub Capital Markets LLC and Owl Rock Capital Advisors LLC, as joint bookrunners and joint lead arrangers (the “Credit Agreement”). The Credit Agreement provides for a senior secured term loan facility (the “Initial Term Loan”) in an original aggregate principal amount of $775.0 million, which was supplemented by an incremental term loan pursuant to the First Incremental Amendment and Waiver to Credit Agreement, dated as of December 22, 2020, in a principal amount of $70.0 million (the “Incremental Term Loan” and, together with the Initial Term Loan, the “Term Loan”). The Credit Agreement also provides for a senior secured revolving credit facility in an aggregate principal amount of $50.0 million (the “Revolving Credit Facility” and, together with the Term Loan, the “Credit Facilities”). The Revolving Credit Facility includes a $10.0 million sublimit for the issuance of letters of credit.

The Credit Agreement requires us to repay the principal of the Term Loan in equal quarterly repayments equal to 0.25% of the original principal amount of Term Loan. Further, until the last day of the fourth full fiscal quarter ending after March 24, 2020, the Credit Facilities bear interest at a rate equal to (i) 6.00% plus the highest of (x) the prime rate (as determined by reference to the Wall Street Journal), (y) the Federal funds open rate plus 0.50% per annum, and (z) a daily Eurodollar rate based on an interest period of one month plus 1.00% per annum or (ii) the Eurodollar rate plus 7.00% per annum, subject to a 1.00% Eurodollar floor. Thereafter, on the last day of each of the five full fiscal quarters, we have the option to (i) retain the aforementioned applicable margins or (ii) switch to the applicable margins set forth on a pricing grid which, subject to certain pro forma total net leverage ratio limits, provides for applicable margins ranging from 5.50% to 7.00%, in the case of Eurodollar loans, and 4.50% to 6.00% in the case of ABR Loan. The applicable margins set forth on the pricing grid become mandatory beginning on the tenth full fiscal quarter ending after March 24, 2020.

We are also required to pay a commitment fee of up to 0.50% per annum of unused commitments under the Revolving Credit Facility, letter of credit fees on a per annum basis, and customary fronting, issuance, and administrative fees for the issuance of letters of credit.

As of March 31, 2021, we had outstanding borrowings of $789.6 million of the Term Loan, no outstanding borrowings under our Revolving Credit Facility and $4.7 million outstanding under letters of credit, respectively.

Cash Flows

Information about our cash flows, by category, is presented in the Consolidated Statements of Cash Flows. The following table summarizes our cash flows for the periods presented:

	Annual Periods				Interim Periods
	Predecessor			Successor	Predecessor	Successor
(in thousands)	Year Ended December 31, 2018	Year Ended December 31, 2019	Period from January 1, 2020 to March 31, 2020	Period from April 1, 2020 to December 31, 2020	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021

Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$98	$18,861	$(57,058)	$36,884	$(57,058)	$(58,732)
Net cash provided by (used in) investing activities	(63,304)	(21,576)	14,871	(2,026,790)	$14,871	45,616
Net cash provided by (used in) financing activities	121,833	9,631	(346)	2,082,156	$(346)	(50,105)

Net increase (decrease) in cash, cash equivalents and restricted cash	58,627	6,916	(42,533)	92,250	(42,533)	(63,221)
Cash, cash equivalents and restricted cash at beginning of period	35,693	94,320	101,236	58,703	101,236	150,953

Cash, cash equivalents and restricted cash at end of period	$94,320	$101,236	$58,703	$150,953	$58,703	$87,732

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Operating Activities

Net cash provided by or used in operating activities consists of net loss adjusted for certain non-cash items, including stock-based compensation, depreciation and amortization and other non-cash charges, net.

Net cash used in operating activities during the unaudited three months ended March 31, 2021 was $58.7 million, which was attributable to a net loss of $33.1 million adjusted for certain non-cash items, including $2.6 million of stock-based compensation expense, $34.3 million depreciation and amortization, $0.6 million in amortization of debt discount and issuance costs, $1.2 million of impairment on disposal group, and $1.3 million in other non-cash items. These amounts were offset by a decrease to deferred income taxes of $9.4 million. Working capital sources of cash included a net decrease of $33.6 million in deferred revenue and accounts receivable resulting from the seasonality of our business where a significant number of our customer agreements occur in the second and third quarter each year. Prepaid expenses and other current assets decreased by $18.9 million, accounts payable and accrued liabilities decreased by $8.6 million, and deferred commissions decreased by $0.1 million. These were offset by a net increase of $3.6 million in right-of-use assets and lease liabilities due to our leasing activity and an increase in other liabilities of $1.2 million.

Net cash provided by operating activities during the Successor 2020 Period was $36.9 million, which was attributable to our net loss of $178.0 million adjusted for certain non-cash items, including $8.7 million of stock-based compensation expense, $98.9 million of depreciation and amortization, $1.5 million in amortization of debt discount and issuance costs, $39.8 million of impairments related to held-for-sale assets and goodwill, and $1.6 million in other non-cash items. These amounts were offset by a decrease to deferred income taxes of $43.9 million. Working capital sources of cash included a net increase of $102.2 million in deferred revenue and accounts receivable resulting from the seasonality of our business where a significant number of customer agreements occur in the second and third quarter of each year. As a result of our leasing activity, our right-of-use assets and lease liabilities resulted in a net increase of $5.2 million. Prepaid expenses and other current assets increased by $26.9 million, while other liabilities increased by $3.0 million. These were offset by decreases in deferred commissions of $24.5 million and $4.5 million in accounts payable and accrued liabilities.

Net cash used in operating activities during the Predecessor 2020 Period was $57.1 million, which was attributable to our net loss of $22.2 million adjusted for certain non-cash items, including $7.1 million of stock-based compensation expense, $5.6 million of depreciation and amortization, and $2.0 million in other non-cash items. Working capital sources of cash included a net decrease of $25.1 million in deferred revenue and accounts receivable resulting from the seasonality of our business where a significant number of customer agreements occur in the second and third quarter of each year. As a result of our leasing activity, our right-of-use assets and lease liabilities resulted in a net decrease of $3.0 million. Accounts payable and accrued liabilities increased by $2.2 million, while deferred commissions increased by $1.5 million. These were offset by a decrease of $25.1 million in prepaid expenses and other current assets due to renewal of annual contracts to being fiscal year 2020.

Net cash provided by operating activities during 2019 was $18.9 million, which reflected our net loss of $80.8 million, offset by non-cash expenses that included $56.5 million of stock-based compensation and $20.0 million of depreciation and amortization. Working capital sources of cash included a net increase of $19.9 million in deferred revenue and accounts receivable resulting from the seasonality of our business where a significant number of customer agreements occur in the second and third quarter of each year, and a $13.0 million increase in accounts payable and accrued liabilities. These sources were partially offset by a decrease in prepaid and other assets of $6.8 million, a decrease in deferred commissions of $2.7 million and a decrease in other insignificant items of $0.2 million.

Net cash provided by operating activities during 2018 was $0.1 million, which reflected our net loss of $43.5 million, offset by non-cash expenses including $22.7 million of stock-based compensation and $11.3 million of depreciation, amortization and other insignificant items. Working capital sources of cash included a net increase of $16.4 million in deferred revenue and accounts receivable resulting from the growth in

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customers during the period. These sources were partially offset by an increase in prepaid expenses and other assets of $2.6 million, a decrease in accounts payable and accrued liabilities of $2.8 million and an increase in deferred commissions of $1.4 million.

Investing Activities

Our investing activities have consisted of business acquisitions, purchases and maturities of marketable securities, property and equipment purchases for computer-related equipment and capitalization of software development costs. Capitalized software development costs are related to new applications or improvements to our existing software platform that expand the functionality for our customers.

Net cash provided by investing activities during the unaudited three months ended March 31, 2021 was $45.6 million, consisting of $46.0 million due to the sale of our Bridge business, which was offset by purchases of property and equipment of $0.4 million.

Net cash used in investing activities during the Successor 2020 Period was $2,026.8 million, consisting of business acquisitions of $2,025.2 million and purchases of property and equipment of $1.6 million. These were offset by other significant items of $0.1 million.

Net cash provided by investing activities during the Predecessor 2020 Period was $14.9 million, consisting of cash maturities of our marketable securities of $15.6 million. These were offset by purchases of property and equipment of $0.7 million.

Net cash used in investing activities during 2019 was $21.6 million, consisting of business acquisitions of $55.0 million, purchases of marketable securities of $28.3 million, and purchases of property plant and equipment of $10.2 million. These were offset by cash maturities and sales of our marketable securities of $71.8 million and other insignificant items of $0.1 million.

Net cash used in investing activities during 2018 was $63.3 million, consisting of purchases of marketable securities of $113.9 million, and purchases of property plant and equipment and capitalized software development costs of $11.1 million. These were offset by $61.7 million due to cash maturities from our marketable securities and other insignificant items.

Financing Activities

Our financing activities have consisted of borrowings of long-term debt and capital contributions received from stockholders.

Net cash used in financing activities during the unaudited three months ended March 31, 2021 was $50.1 million, which consisted of $49.5 million of principal payments made on our long-term debt and the repurchase of $0.6 million TopCo Units.

Net cash provided by financing activities during the Successor 2020 Period was $2,082.2 million, which was from borrowings under our Credit Facilities and contributions from stockholders. Total borrowings net of debt discount and issuance costs totaled $830.7 million, which was offset by $5.8 million of principal payments made during the period. Total proceeds from contributions from stockholders was $1,257.2 million.

Net cash used in financing activities during the Predecessor 2020 Period was $0.3 million, which consisted of $1.1 million in proceeds received from the issuance of common stock under employee equity plans, including the exercise of stock options, offset by $1.4 million in shares repurchased for tax withholdings on vesting of restricted stock.

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Net cash provided by financing activities for 2019 was $9.6 million and consisted of $12.8 million in proceeds received from the issuance of common stock under employee equity plans, including the exercise of stock options, offset by $3.2 million in shares repurchased for tax withholdings on vesting of restricted stock.

Net cash provided by financing activities for 2018 was $121.8 million and consisted of $109.8 million in net proceeds received from a common stock offering, after deducting underwriting discounts and commissions and offering expenses, and $12.5 million in proceeds received from the issuance of common stock under employee equity plans, including the exercise of stock options and the purchase of common stock under our employee stock purchase plan, offset by $0.5 million in shares repurchased for tax withholdings on vesting of restricted stock and other insignificant items.

Contractual Obligations and Commitments

Our principal commitments consist of our Term Loans and operating facility lease obligations, including certain letters of credit.

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of December 31, 2020:

	Payments due by Period
	Total	Less than 1 Year	1-3 years	3-5 Years	More than 5 years
	(in thousands)
Term loans—principal	$839,188	$8,450	$16,900	$16,900	$796,938
Term loans – interest (1)	347,070	67,809	133,561	131,001	14,699
Operating facility lease obligations(2)	45,399	8,678	17,729	12,946	6,046
Total	$1,231,657	$84,937	$168,190	$160,847	$817,683

(1)

Interest payments that relate to the Term Loans are calculated and estimated for the periods presented based on the expected principal balance for each period and the effective interest rate at December 31, 2020 of 8.0%, given that our debt is at floating interest rates. Excluded from these payments is the amortization of debt issuance costs related to our indebtedness.

(2)

As of December 31, 2020 and 2019, we had a total of $4.7 million and $2.6 million, respectively, of letters of credit outstanding that were issued for purposes of securing certain of the Company’s obligations under facility leases and other contractual arrangements.

Impact of Inflation

While inflation may impact our net revenue and costs of revenue, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. In addition, in connection with the completion of this offering we intend to enter into indemnification agreements with our directors and certain officers and employees that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees. No demands have been made upon us to provide indemnification under such agreements and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

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Off-Balance Sheet Arrangements

During 2020 and 2019, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions, impacting our reported results of operations and financial condition.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to Note 1 to our 2019 consolidated financial statements: “Summary of Significant Accounting Policies” included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue Recognition

We generate revenue primarily from two main sources: (1) subscription and support revenue, which is comprised of SaaS fees from customers accessing our learning platform and from customers purchasing additional support beyond the standard support that is included in the basic SaaS fees; and (2) related professional services revenue, which is comprised of training, implementation services and other types of professional services. Revenue is recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We determined revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, we satisfy a performance obligation

The following describes the nature of our primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions we enter into with our customers.

Subscription and Support

Subscription and support revenue is derived from fees from customers to access our learning, platform and support beyond the standard support that is included with all subscriptions. The terms of our subscriptions do not provide customers the right to take possession of the software. Subscription and support revenue is generally recognized on a ratable basis over the contract term. Payments from customers are primarily due annually in advance.

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Professional Services and Other

Professional services revenue is derived from implementation, training, and consulting services. Our professional services are typically considered distinct from the related subscription services as the promise to transfer the subscription can be fulfilled independently from the promise to deliver the professional services (i.e., customer receives standalone functionality from the subscription and the customer obtains the intended benefit of the subscription without the professional services). Professional services arrangements are billed in advance, and revenue from these arrangements is typically recognized over time as the services are rendered, using an efforts-expended input method. Implementation services also include nonrefundable upfront setup fees, which are allocated to the remaining performance obligations.

Contracts with Multiple Performance Obligations

Many of our contracts with customers contain multiple performance obligations. We account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (SSP) basis. We determine the standalone selling prices based on our overall pricing objectives by reviewing our significant pricing practices, including discounting practices, geographical locations, the size and volume of our transactions, the customer type, price lists, our pricing strategy, and historical standalone sales. Standalone selling price is analyzed on a periodic basis to identify if we have experienced significant changes in our selling prices.

Deferred Commissions

Sales commissions earned by our sales force, as well as related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be generally four years. We determined the period of benefit by taking into consideration our customer contracts, our technology and other factors. Amortization of deferred commissions is included in sales and marketing expenses in the accompanying consolidated statements of operations.

Deferred Revenue

Deferred revenue consists of billings and payments received in advance of revenue recognition generated by our subscription and support services and professional services and other, as described above.

Stock-Based Compensation

Successor

We determine the grant date fair value for all unit-based awards either granted to employees and nonemployees by using an option-pricing model. As our equity is not publicly traded, there is no history of market prices for our units. Thus, estimating grant date fair value requires us to make assumptions, including the value of our equity, expected time to liquidity, and expected volatility. Stock-based compensation costs for granted units are recognized as expense over the requisite service period, which is generally the vesting period for awards, on a straight-line basis for awards with only a service condition. For granted units subject to performance conditions, we record expense when the performance condition becomes probable. Forfeitures are accounted for as they occur.

Predecessor

We account for all awards granted to employees and nonemployees using a fair value method. Stock-based compensation is recognized as an expense and is measured at the fair value of the award. The measurement date for employee awards is generally the date of the grant. Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period for awards, on a straight-line basis for awards with only a service condition, and using the accelerated attribution method for awards with both a performance and service condition. Forfeitures are accounted for as they occur.

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We use the market closing price of the common stock of Instructure, Inc. as reported on the New York Stock Exchange for the fair value of restricted stock units (“RSUs”) granted.

We use the Black-Scholes option pricing model to measure the fair value of our stock options and purchase rights issued to employees under our 2015 Employee Stock Purchase Plan (the “2015 ESPP”), when they are granted. We make several estimates in determining our stock-based compensation for these stock options and purchase rights. These assumptions and estimates are as follows:

•	Fair Value of Common Stock. We rely on the closing price of our common stock as reported by the New York Stock Exchange on the date of grant to determine the fair value of our common stock.

•

Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options. The expected term of employee option awards is determined using the average midpoint between vesting and the contractual term for outstanding awards, or the simplified method, because we do not yet have a sufficient history of option exercises. We consider this appropriate as we plan to see significant changes to our equity structure in the future and there is no other method that would be more indicative of exercise activity. For the 2015 ESPP, we use an expected term of 0.5 years to match the offering period.

•

Expected Volatility. Since, we did not have a trading history of our common stock, the expected volatility was determined based on the historical stock volatilities of our comparable companies. To determine our peer companies, we used the following criteria: software or SaaS companies; similar histories and relatively comparable financial leverage; sufficient public company trading history; and in similar businesses and geographical markets. We used the peers’ stock price volatility over the expected life of our granted options to calculate the expected volatility. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation. For the 2015 ESPP, we use the trading history of our own common stock to determine expected volatility.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

•	Expected Dividend Yield. We have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future, and, therefore, use an expected dividend yield of zero.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation expense calculations on a prospective basis.

Business Combinations

We estimate the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax

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assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Accordingly, the need to establish such allowance is assessed periodically by considering matters such as future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and results of recent operations. The evaluation of recoverability of the deferred tax assets requires that we weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified.

In recognizing tax benefits from uncertain tax positions, we assess whether it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we expand internationally, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items, and as a result, we may record unrecognized tax benefits in the future. At that time, we would make adjustments to these potential future reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. Our estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent that the final tax outcome of these matters would be different to the amounts we may potentially record in the future, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Adoption of Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 1 to our 2020 consolidated financial statements: “Description of Business and Summary of Significant Accounting Policies—Recent Accounting Pronouncements” appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates and inflation. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar. Due to our international operations, we have foreign currency risks related to operating expense denominated in currencies other than the U.S. dollar, particularly the euro. Most of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the United States, Europe, Australia, and New Zealand. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During 2020 and 2019, a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements.

Interest Rate Risk

We had cash, cash equivalents and restricted cash of $87.7 million, $151.0 million and $116.8 million as of March 31, 2021, December 31, 2020, and December 31, 2019, respectively, consisting of cash, marketable

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securities and money market accounts in highly rated financial institutions. With the exception of cash, these interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in our interest income have not been significant. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of these investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates.

At March 31, 2021 and December 31, 2020, we also had in place a $50.0 million Revolving Credit Facility, with availability of $50.0 million, and approximately $789.6 million and $839.2 million in Term Loans, respectively, both of which bear interest at 7.00%, plus a variable applicable margin. At March 31, 2021 and December 31, 2020, the applicable margin was 1.0% for the Revolving Credit Facility and 1.0% for the Term Loans.

We have an agreement to maintain cash balances at a financial institution of no less than $4.7 million as collateral for several letters of credit for purposes of securing certain of the Company’s obligations under facility leases and other contractual arrangements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in 2020 or 2019 because substantially all of our sales are denominated in U.S. dollars, which have not been subject to material currency inflation, and our operating expenses that are denominated in currencies other than U.S. dollars have not been subject to material currency inflation.

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Business

Mission

Our mission is to elevate student success, amplify the power of teachers everywhere, and inspire everyone to learn together by applying the power of simple, purposeful, and transformative software to the important challenge of educating the world’s population.

Overview

From the inception of a teacher’s lesson through a student’s mastery of a concept, Instructure personalizes, simplifies, organizes, and automates the entire learning lifecycle through the power of technology. Our learning platform delivers the elements that leaders, teachers, and learners need – a next-generation LMS, robust assessments for learning, actionable analytics, and engaging, dynamic content. Schools standardize on Instructure’s solutions as their core learning platform because we bring together all of the tools that students, teachers, parents, and administrators need to create an accessible and modern learning environment. Our platform is cloud-native, built on open technologies, and scalable across thousands of institutions and tens of millions of users worldwide. We are the LMS market share leader in both Higher Education and paid K-12, with over 6,000 global customers, representing Higher Education institutions and K-12 districts and schools in more than 90 countries. We are maniacally focused on our customers and enhancing the teaching and learning experience. As such, we continuously innovate to grow the footprint of our platform, including through our acquisitions of Portfolium to add online skills portfolio capabilities for Higher Education students and MasteryConnect and Certica to add K-12 assessment and analytics capabilities. Our platform becomes deeply ingrained into our customers’ instructional workflows.

Technology has fundamentally transformed the way education is delivered and consumed – putting the delivery of world-class experiences and the opportunities they engender within everyone’s reach. Despite technology’s potential to massively scale the impact of high quality instruction and elevate student outcomes, a variety of factors have historically led to slower adoption and implementation in academic institutions, including competing budget priorities, institutional resistance to change, low student-to-device ratios, and poor connectivity in school and at home.

The COVID-19 pandemic has created a set of conditions in which students of all ages have been learning remotely for a year, providing an opportunity to demonstrate the efficacy of distance learning at scale and opening up new possibilities for learners who previously could not access quality education. Almost overnight, schools and universities had to rapidly adopt or redeploy online platforms for students and teachers to conduct lessons remotely. As a result of government stimulus and realigned school and university budget priorities, hardware, software, and internet connectivity began to proliferate in regions and markets with historically low levels of access. The COVID-19 pandemic has been a massive tailwind to adoption over the past year, but the need for ongoing technology in education will persist well beyond the pandemic.

The opportunity for platform technologies in education is massive. According to the U.S. Census Bureau and the National Center for Education Statistics, in the U.S. alone, there are over 70 million students enrolled across over 137,000 schools. According to UNESCO, approximately 1.4 billion students worldwide were learning from home as of March 2020. According to HolonIQ, global spend on education technology was $163 billion in 2019 and will increase at a compound annual growth rate of 16% between 2019 and 2025. A new minimum threshold for the digital classroom experience has been reached and the LMS is now the de facto technology in any learning environment. Students and teachers have now fully embraced technology in education and the reputational and systemic risk from academic institutions of being unable to provide redundancy and contingency is too great to ignore. Further government stimulus in education is expected to drive technology funding and adoption, particularly in international regions which have seen comparatively less investment than in the U.S. The perfect storm of technology advancements, widespread access to devices, and increased classroom spending has created an extensive and long-lasting transformation of the education market.

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Instructure has been a beneficiary of these tailwinds in education technology. We launched Canvas, our LMS application, in 2011 and quickly saw rapid adoption in the Higher Education market as we displaced legacy systems with our cloud-native and extendable platform and won greenfield opportunities where software solutions did not exist. We have grown our K-12 business over time and have experienced significant acceleration during the COVID-19 pandemic as device proliferation and technology acceptance within districts has advanced. Our extendable learning platform is comprised of the following solutions:

•

Canvas LMS. As the cornerstone of our platform, Canvas LMS is designed to give our Higher Education and K-12 customers an extensive set of flexible tools to support and enhance content creation, management, and delivery of face-to-face and online instruction.

•	Canvas Studio. An online video platform which enables customers to host, manage, and deliver impactful video learning experiences.

•	Canvas Catalog. A web-based course catalog and registration system that enables institutions to create and maintain a branded marketplace for their online course offerings.

•

Assessments. Solutions for K-12 assessment that include MasteryConnect, a robust student assessment management system, and Certica, which provides a variety of assessment content solutions and analytics to inform daily instruction in the classroom and data which measure student learning and preparedness for exams mandated by federal and state regulations.

•	Portfolium. Solutions for Higher Education that include Pathways and Program Assessment, which guide students along pathways that lead to skills and knowledge showcased in online portfolios.

•	Canvas Network. An invitation-only offering allowing institutions to offer and deliver courses over the internet to a much broader audience than just their own students.

Our broad capabilities have expanded our total addressable market, provide significant upsell and cross-sell opportunities, and collectively form the basis of an extendable platform which has become a standard among many U.S. Higher Education and K-12 institutions and a growing number of international institutions.

Our global customer base spans from K-12 through Higher Education and Continuing Education, giving us a prominent position to accompany learners throughout their learning lifecycle. We continue to deepen our relationships with Higher Education customers by facilitating their strategic growth – often through powering their emerging Continuing Education initiatives that open their doors to a new universe of non-traditional learners. We are increasingly able to sell to large districts and statewide systems due to the scalability, adaptability, and reliability of our platform. Our customers include State Universities of California, Florida, and Utah, all of the Ivy League universities, the entire Higher Education systems for Sweden and Norway, international K-12 systems such as Queensland, Australia, which administers to over 1,200 schools, and many of our nation’s largest K-12 systems, such as Broward County, Florida and Clark County, Nevada.

Once implemented, Instructure serves as the connected hub for engagement between teachers, students, parents, content providers, and an always growing ecosystem of partners, including the largest commercial providers and the smallest education technology start-ups. As of December 31, 2020, our platform supported over 30 million contracted Canvas LMS users and a rich community of over 500 ecosystem partners. This ecosystem contributes to our innovation and product development, and has resulted in students utilizing partner-integrated products over 2.7 billion times in the fourth quarter of 2020, an increase of 361% over the fourth quarter of 2019. Our best-in-class customer support organization supports our customers and ecosystem partners. Our ecosystem has created a network effect of adoption where the embedded nature of our platform drives compounded usage of our applications and those that our partners deliver. The more our platform is used the more valuable it is to customers and users, increasing customer retention and positioning us to more rapidly expand both our customer base and the Instructure products each of those customers will use.

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We went public in 2015 and were subsequently taken private by Thoma Bravo in 2020. Thoma Bravo saw the opportunity to combine our market leadership, tremendous customer loyalty, and superior technology with world class operations, to create a mission-driven company focused solely on education that could also be profitable and enduring. Over the past year, we have transformed our business into a more competitive and focused learning platform leader, well-positioned for long-term, durable growth. We have accomplished our strategic transformation through the following initiatives:

•

Aligned focus on core offerings. We have realigned our business to focus solely on education and our learning platform. We divested Bridge, our corporate learning offering, and stopped spending on unprofitable activities, including legacy analytics initiatives and international products for non-core regions.

•

Optimized go-to-market strategy. We aligned all sales and marketing functions under a single sales leader. We were able to restructure our sales and marketing organization while improving productivity by eliminating sales coverage in non-core international regions.

•

Streamlined cost structure. We implemented a strategic expense reduction plan that enabled us to focus on delivering customer value sustained by recurring revenue, durable growth, and improved retention, with fewer resources than we had at the time of the Take-Private Transaction. We simplified our organizational design, moved a portion of our development efforts to Budapest, closed and consolidated facilities internationally and within the U.S.

•

Enhanced management team. We appointed a new Chief Executive Officer, Steve Daly, and a new Chief Financial Officer, Dale Bowen, as well as several other senior executives who bring focus, operational discipline, execution expertise, deep industry knowledge, and innovation to the company.

We have emerged from this transformation a stronger and more resilient company, poised to continue to win in the market. For 2018, 2019, 2020 (Predecessor) and 2020 (Successor):

•	Our revenue was $209.5 million, $258.5 million, $71.4 million, and $230.7 million, respectively.

•	Our net loss was $43.5 million, $80.8 million, $22.2 million, and $178.0 million, respectively.

•	Our adjusted EBITDA was $(11.2) million, $(9.3) million, $4.8 million, and $66.3 million, respectively.

•	Our operating cash flow was $0.1 million, $18.9 million, $(57.1) million, and $36.9 million, respectively.

•	Our free cash flow was $(10.9) million, $8.7 million, $(57.7) million, and $35.3 million, respectively.

For the unaudited three months ended March 31, 2021:

•	Our revenue was $94.0 million.

•	Our net loss was $33.1 million.

•	Our adjusted EBITDA was $32.6 million.

•	Our operating cash flow was $(58.7) million.

•	Our free cash flow was $(59.1) million.

Industry Background

The Education Industry is one of the Largest and Most Important Sectors of the Global Economy

Success in education is a primary driver of economic well-being, quality of life, geopolitical competitiveness, and societal advancement. As such, the education market is massive and commands high

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spending from governments and private institutions worldwide. According to the U.S. Census Bureau, and the National Center for Education Statistics, in the U.S. alone, there are over 70 million students enrolled across over 137,000 schools. According to UNESCO, approximately 1.4 billion students worldwide were learning from home as of March 2020. According to the CB Insights, the U.S. spends over $1.6 trillion annually on education, representing one of the highest government spending categories. According to HolonIQ, global spend on education stands at almost $6 trillion. The overwhelming majority of educational spend goes toward traditional instruction – teachers, classrooms and classroom tools, student and teacher support services, and administration. A key component of broader education spend is funding directed to education technology. According to HolonIQ, global spend on education technology was $163 billion in 2019 and will increase at a compound annual growth rate of 16% between 2019 and 2025.

Technology is Disrupting Every Aspect of Education

Technology has fundamentally transformed the way education is delivered and consumed – creating the ability to democratize education and improve the quality of instruction for everyone. From traditional classroom teaching to full online learning, technology has brought disruptive tools to improve teaching efficiency, elevate student performance, enhance peer collaboration, and enable greater personalization. With technology, schools are able to provide equitable access to learning for lifelong development, build communities around education – including students, teachers, parents, and content providers – and scale quality education to bring best-in-class experiences to students at any time or place. Technology also enables blended learning environments, enhancing both face-to-face and online experiences by using data and analytics to inform instruction and enriching learning experiences outside of school hours.

The backbone of education technology is the LMS, a critical software platform that enables teachers to create, deliver, and track the effectiveness of learning programs and students to organize study materials, centralize access to learning content, and increase collaboration. Beyond the LMS, several adjacent technology tools have emerged to improve the experience for teachers and students alike, including student assessments, data and analytics, and interactive content. Collectively, these solutions are integral to achieving significant improvements in education accessibility, scalability, productivity, collaboration, engagement, and skill-building.

Technology Spend has Historically been Underpenetrated Relative to Overall Spend

While on an absolute basis the education technology market is large, spending on education technology in 2019 represented only 2.7% of overall education spending, according to HolonIQ. Despite technology’s disruptive capabilities, a variety of factors have historically led to a slower level of adoption and implementation in academic institutions, including:

•	Competing budget priorities. School administrators and decision-makers have to manage a variety of constituents and budget priorities, leading to historical underfunding of technology.

•	Institutional resistance to change. General institutional resistance and inertia have contributed to underinvestment in technology.

•

Low student-to-device ratios and poor connectivity in school or at home. According to an analysis conducted by Future Ready Schools of the 2018 U.S. Census American Community Survey, 3.6 million households with children did not have a computer, which put 7.3 million children at an academic disadvantage. Similarly, 8.4 million households with children did not have high-speed home internet service. This imbalance of device access and connectivity has also slowed uniform technology adoption.

As a result of these historical trends, schools across the world have struggled to provide a robust online learning experience and ensure equitable access to education for all.

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Global Distance Learning Mandates Have Accelerated Adoption of Education Technology at All Levels

The COVID-19 pandemic has created a set of conditions in which students of all ages have been learning from home for a year. While the pandemic created unique problems and complexities for everyone, the resulting changes in education have removed historical impediments to implementation of education technology, thereby accelerating adoption at all levels, proving that distance learning can be done at scale and that technology will be a critical element of teaching and learning moving forward.

Almost overnight, schools had to rapidly adopt online platforms for students and teachers to conduct lessons remotely, given mandated distance learning orders. According to the U.S. Census Bureau, since the onset of the COVID-19 pandemic, 93% of U.S. households with school-aged children reported using some form of distance learning and 80% of people living with children in distance learning programs reported children using online tools for schoolwork between May and June 2020. Distance learning mandates resulted in three events:

(1)	Rapid adoption of an LMS and adjacent offerings among schools without existing technology solutions;

(2)	A transition from free products used for point solutions to paid platform solutions that could scale across districts and states, with the paid LMS penetration rate of K-12 districts increasing from 30% to 41% between 2019 and August 2020, based on an Instructure survey; and

(3)	Government stimulus provided increased grants and subsidies for Higher Education and a proliferation of hardware and software in K-12, which historically had lagged in device availability relative to Higher Education.

The ultimate result of these events within the education sector has been widespread access to devices, with approximately 86% of students in the U.S. now having access to a device, according to the U.S. Census Bureau. In turn, this has allowed schools and institutions to reach more students through online learning platforms while remote learning is required, while also providing a firm basis for these devices to augment and enhance the learning experience for students who have and will return to classrooms. An LMS allows effective use of those computers as key tools within the expanding view of a learning environment, rather than mere portals to the un-curated Internet. As access to computers and connections becomes more widespread, the LMS proliferates, becoming even more useful and allowing for the democratization of education.

COVID-induced Transformation in Education is Permanent

Institutional Transformation: while distance learning mandates required schools to implement learning platforms, the need for such tools will continue to persist in hybrid and in-person learning environments. Students and teachers have now fully embraced technology in education, and the reputational and systemic risk from academic institutions of being unable to provide redundancy and contingency is too great to ignore. Schools and students no longer have to decide between in-person or online – we expect there will be a combination of both options to support various needs and various times. Examples of capabilities that will still be needed in face-to-face and hybrid environments include: content delivery, student assessments, homework submission, grading, student analytics, parent/teacher collaboration, and scheduling. In hybrid learning environments, the need for quality, personalized assessments is in fact even greater, as it is paramount that teachers can understand how students are performing in remote environments and track their progress from a distance. The capabilities of learning platforms along with the institutional scars from the pandemic make technology implementation an investment priority even if budgets tighten in the future.

Financial Transformation: future funding toward education technology is expected. According to the Office of Elementary and Secondary Education, in the U.S., $30.7 billion of CARES Act stimulus was used to fund education initiatives, including the purchasing of educational technology, planning and coordination of long-term closures, and training and professional development for staff. In December 2020, U.S. Congress passed an additional COVID-19 relief package that includes approximately $82 billion for education. In addition, according to the National Education

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Association, the American Rescue Plan includes nearly $170 billion in dedicated public education funds to assist in reopening efforts, such as distance learning programs, the implementation of safety protocols, and emergency financial assistance. Importantly, the American Rescue Plan allocates $7 billion of funds for the specific purpose of purchasing technology for students to aid in digital learning. International regions have seen education stimulus as well, and we expect to see an increase in spending over the coming years. As a demonstration of the education technology’s funding momentum, it is estimated by HolonIQ that the share of education technology spend as a percentage of global education spend is expected to nearly double from 2.7% in 2019 to 5.2%, or $404 billion, in 2025.

As Adoption Accelerates, Platform Leaders Will Win

As the education technology market continues to grow, platform leaders are best positioned to win. The market is populated with three groups: legacy on-premises providers, point solutions, and platform leaders. Legacy providers are typically siloed, on-premises solutions, or cloud-enabled adaptations of on-premises solutions, designed to address only a limited scope of teaching and learning needs. Point solutions typically provide single features rather than a full suite of products. The weaknesses of these two market archetypes has allowed platforms with broad, best-in-class offerings to emerge and establish significant market leadership. There is now a bifurcation of enduring platform leaders and sub-scale players, with leaders consolidating to add incremental capabilities and expand reach.

Platform leaders have an integrated suite of product offerings, a partner ecosystem connected to the platform, scalable product architecture, and the ability to expand reach into adjacent markets. Platforms in education technology span across K-12, Higher Education, and Continuing Education – the full lifecycle of learning – and have become the centers of gravity for innovation and engagement. Platform leaders benefit from growth in customer base, reduced customer acquisition costs, and high barriers to entry for other competitors. Academic institutions everywhere are now focused on building their student experience and learning protocols around platform leaders with the greatest depth of features and offerings.

Industry Dynamics in U.S. Higher Education

Higher Education institutions were among the first adopters of LMS, and nearly every Higher Education institution in the U.S. has adopted an LMS of some kind to date. A major driver of this adoption has been high rates of access to devices among Higher Education student populations, with approximately 90% of individuals with at least high school degrees having a device, according to the U.S. Census Bureau. Additionally, Higher Education institutions utilize learning platforms to facilitate Continuing Education for alumni or non-matriculating students. However, as LMS adoption has taken place over the past 20 years, many schools are still reliant on legacy systems with limited features and functionality. The impact of the COVID-19 pandemic has driven Higher Education institutions to revisit their technology infrastructures and significantly increase investment in reliable, scalable, and feature-rich learning platforms.

Industry Dynamics in U.S. K-12

In contrast to Higher Education, K-12 adoption of LMS has not been as robust, with the paid LMS penetration rate of K-12 districts standing at approximately 41% as of August 2020, based on an Instructure survey. The lower penetration of LMS at the K-12 level represents a large greenfield opportunity for education technology to replace free solutions with paid learning platforms and monetize demand for broader product suites. The impact of the COVID-19 pandemic has driven K-12 schools to invest heavily in learning platforms to build resilience and redundancy and ensure equitable access to education for all students. Additionally, according to the U.S. Census Bureau, student device access now stands at approximately 86%. We expect that the vast majority of K-12 schools will increase their technology investments going forward.

Industry Dynamics for Schools and Universities Internationally

The international market for LMS is highly fragmented and has historically been dependent on free, open source, and on-premises products that lack the functionality, scalability, and reliability of a leading learning

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platform. Since the onset of the COVID-19 pandemic, international academic institutions have experienced first-hand the scalability and capacity limitations associated with on-premises solutions, and the service and performance issues that can result. LMS penetration and device access vary by region, resulting in a patchwork of heterogeneous technology usage. The opportunity for leading learning platforms to expand internationally is significant, with Western Europe representing the most well-organized and well-funded region. As a result of the COVID-19 pandemic, international academic institutions are evaluating cloud-based platform solutions that can provide increased functionality, redundancy, and resilience in hybrid learning environments.

Requirements for an Effective, Modern Learning Platform

The changing education technology landscape has highlighted the necessity for a modern learning platform capable of meeting the evolving needs of students and teachers in diverse environments. Key elements of an effective, modern learning platform, include:

•

Cloud-first Architecture: schools require learning management solutions that can scale, adapt to changing environments, quickly disseminate information, and leverage data collected across many channels. Learning platforms that are cloud-native provide rapid time to value and are simple to maintain, modify and extend.

•

Reliability: learning platforms are mission-critical systems for education providers and students, and therefore must be reliable, available, and enterprise-grade. The ability to handle growing data and users, fluctuating demand, and changing workload patterns while maintaining high availability is a critical differentiator.

•	Open and Extendable: modern infrastructure that supports open standards, transparency, and integrations with other systems including content providers and point solutions.

•	Multi-functional: ability to span across all areas of instruction, including: teaching and learning, assessments, analytics, and interactive content.

•	Extendable across the Education Lifecycle: addressing the needs of K-12, Higher Education, and Continuing Education.

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Management across Schools, Districts, Institutions, and Systems: built with enterprise-grade functionality, configurability, consistency, and management flexibility that can scale to support any size or scope of institution.

•

Community of Technology Partners and Users: ecosystem of parents, teachers, and students for collaboration; community of content creators and users to share ideas and fuel product roadmaps; and third-party integration partners

Market Opportunity

The education technology market that we address is large and rapidly growing. As the need for scalable, reliable, and adaptable solutions that can enable in-person, hybrid, and remote learning environments increases, we believe that investment in education technology will be an imperative for every school and academic institution in the world. According HolonIQ, global expenditures on education technology are expected to grow from $163 billion in 2019 to $404 billion in 2025, reflecting a compound annual growth rate of 16%.

We estimate that our total market opportunity is approximately $30 billion, comprised of an LMS market opportunity of approximately $5 billion, a market opportunity for our non-LMS products of approximately $10 billion, and new market expansion opportunities of approximately $15 billion. We calculate these market opportunities by segmenting worldwide student populations into distinct cohorts that we believe our products can address, and then applying an average revenue per student to each respective cohort using internally generated data and estimates of spend per student based on instruction level, geography, and product type.

We believe that our products can address the needs of Higher Education and K-12 students in markets where

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student to device ratios and wireless connectivity are sufficiently high to allow for the effective deployment of education technology. The below tables illustrates the student populations and market opportunities that we believe our learning platform can address.

	North America Higher Education	International Higher Education	North America K-12	International K-12	Continuing Education

Addressable Students	22M	89M	57M	709M	46M

Market Opportunity

LMS	$0.5B	$1.2B	$0.4B	$2.8B	$0.3B

Assessments	$0.8B	$1.1B	$0.9B	$3.7B	$0.8B

Analytics	<$0.1B	$0.2B	$0.1B	$0.6B	-

Video	$0.1B	$0.2B	$0.1B	$1.0B	$0.1B

ePortfolio	$0.1B	$0.1B	<$0.1B	$0.3B	$0.1B

The significant number of students worldwide supports our belief that our addressable market is large, and that we have significant greenfield opportunities among addressable customers.

Additionally, we believe that there are new market expansion opportunities that we have the possibility to address through future product introductions. We estimate a $5 billion opportunity for the non-traditional online market, a $180 million opportunity for the assessment and accreditation market, and $600 million opportunity for the student engagement market, and a $9 billion opportunity for the digital instructional content market.

Our Platform

Our learning platform is an extendable, configurable, and highly integrated set of solutions designed to meet the teaching and learning needs of every Higher Education and K-12 institution and includes the Canvas LMS, Canvas Studio, Canvas Catalog, Assessments, Portfolium, and Canvas Network. With its cloud-native offerings, open APIs, support of industry standards, and accessibility, our platform streamlines digital tools and content for teachers and students, creating a simpler and more connected learning experience.

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Benefits of Our Solution

Cloud-native Architecture

Our cloud-native architecture enables customers to enjoy all of the benefits of the cloud, including rapid time to value, no maintenance, frequent updates with no downtime, and horizontal scalability across millions of users. The cloud allows users to access our platform at any time, from any device, affording institutions and providers the ability to collaborate on the use of their data, to differentiate and personalize instruction, answer critical questions about the efficacy of content and tools, and put teachers and students in control of their own outcomes. Additionally, the cloud allows us to collect, store, and analyze the byproducts of learning activities, including assessments, grades, engagement, and click streams at scale in order to create a more personalized and effective learning experience.

High Reliability and Uptime

Our platform is accessible to students and teachers, at any time, from any place. We built our platform with enterprise scalability to span over 5.6 million concurrent users across districts and states. We guarantee 99.9% uptime through SLAs, and have generally delivered above this level over the past four years. Our uptime has remained excellent while growing our customer base and usage throughout 2020. Importantly, we are able to scale up and down dynamically when there are abrupt changes in usage, such as immediate moves to distance learning, or changes in school hours, class schedules, and academic calendars. In the event of a system problem, we have automated processes to move workloads across instances and have stored backups of key data stores in

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multiple redundant and geographically isolated locations. Our software is mission-critical for our customers and users and we focus on achieving industry-leading reliability and durability.

Open Source and Open Ethos

Our platform is built on open source technologies, providing customers full flexibility in how they use our platform, and giving them access to constant innovation with upgrades to the code base. Importantly, through open APIs, customers get access to massive amounts of their data, providing them the freedom and flexibility to use their own data for assessments, personalization, benchmarking, and engagement. Additionally, we have a cultural ethos of transparency – posting public pages on system performance and security audits. Finally, we support, and in many cases have led the development of, industry standards, including SIF, Ed-Fi, and IMS Global Learning Consortium’s Learning Tools Interoperability (“LTI”), enabling Canvas to integrate with a broad spectrum of third-party solutions used by our customers.

Extendable Across Partner Ecosystem

We are the connected hub for teaching and learning. A key feature of delivering a platform is building an ecosystem of partners connected to the platform. We enable third-party software providers to integrate with our platform through a library of open APIs, allowing us to provide a more comprehensive offering through product integration, and for third parties to rapidly scale solutions across our customer base. We have over 500 partners, from some of the world’s largest technology companies to niche point solution providers, across content providers, hardware providers, collaboration tools, publishers, and productivity tools. In the fourth quarter of 2020, students utilized partner-integrated products over 2.7 billion times, an increase of 361% from the fourth quarter of 2019.

Additionally, our open framework benefits our partner ecosystem in three ways: 1) enabling partners, such as Microsoft and Google, to introduce their solutions into the classroom, without having to build out a new go to market motion, 2) providing a launching pad for small start-ups to gain widespread adoption, and 3) enabling software developers and our customers to build custom applications using our platform components.

Multi-Functional Product Suite

Our platform capabilities span multiple areas of instruction, including learning, assessments, analytics, and program management. By addressing multiple areas of instruction, we provide the most relevancy in the classroom to teachers and students. Teachers can more efficiently manage their instruction by having everything in one place, freeing time to amplify their impact with parents and students, while students can experience an elevated learning experience through greater access to better teaching and more modalities. The breadth of our offerings facilitates improved student outcomes, allows us to address a large and growing market, and enables us to cross-sell numerous offerings within our existing customer base, where customers want to buy adjacent solutions.

Solutions Address All Market Segments

We serve all market segments within education, including K-12, Higher Education, and Continuing Education. By serving all segments in the market, we are able to engage with students throughout the education lifecycle and increase retention within our user base. This also provides us with a large market opportunity, with both greenfield and replacement options across US and international markets. Our platform is scalable across these market segments, with no additional resources required.

Continuous Innovation to Enable New Applications

Our continuous commitment to innovation leads to stronger retention and customer satisfaction, continued relevancy with our customer base, and the ability to respond quickly to market changes, such as providing

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increased scalability in response to the COVID-19 pandemic. Our customers benefit from our continued focus on expanding the number of applications of our extendable learning platform and enhancing the functionality of our existing applications. In 2020, we released a large volume of new features, including 67 new capabilities over a span of three months in response to new demand from our customers as a result of the COVID-19 pandemic. On average, we have approximately 32 releases per year. We also seek to expand our platform by developing into adjacent markets through strategic acquisitions and partnerships. Over the last 24 months we have acquired three companies (Portfolium, MasteryConnect, and Certica) that have expanded our platform capabilities.

Competitive Strengths

Leading Market Share Positions in the North America Higher Education and K-12 Markets

We are the paid LMS market share leader by student enrollment in both North America Higher Education and K-12, demonstrating our differentiated offering, successful execution, and ability to support the entire lifecycle of learning, and positioning us as the de facto learning platform. We believe that our reputation as a market leader creates a network effect in which standardization on our platform is increasingly attractive to ecosystem partners and in turn positions us to more rapidly expand our customer base. Further, our leadership in both the Higher Education and K-12 markets uniquely positions us to win deals from customers looking to implement a sophisticated learning platform across K-20 systems.

Designed to Scale from Single School to State and Country-wide Deployments

The scalability enabled by our cloud-native architecture, robust set of capabilities, and management features allows us to win any opportunity, from a single school to a large-scale deployment, where point solutions cannot compete. At the institutional level, we provide solutions that can be deployed to manage entire learning environments of any size. At the individual user level, we provide solutions that allow teachers to access new populations of learners across the globe. Our expansive deployment model provides scalability in our go-to-market engine, as we can sell once and then deploy more broadly across systems.

In Higher Education, the depth of our solution and demonstrated scalability allow us to sell to a single institution or university and then deploy extensively across schools (i.e., medical, law, business, undergraduate), departments (i.e., economics, math, art), or entire state systems, and reach students beyond the walls of the classroom by extending into Continuing Education and online learning. An example of this scalability is our engagement with Online Education Initiative (OEI), where our products are deployed across 113 community colleges in California. We are also deployed across 11 State University systems, including California, Florida, and Utah, count all Ivy League universities as customers, and are deployed across the entire Higher Education systems for Sweden and Norway. We are able to seamlessly serve some of the largest school systems in the U.S., such as our current deployment in the Clark County K-12 district, which according to the U.S. Census Bureau serves over 320,000 students, and internationally, such as our current deployment in Queensland, Australia, which administers to over 1,200 schools. Our scalability enhances our value proposition for state-wide K-12 deployments and as a result we have won 11 state-wide deals as of December 31, 2020.

Large and Highly Engaged User Base

We have built a large and growing ecosystem around our platform and company. As of December 31, 2020, we had over 30 million contracted Canvas LMS users globally. During the beginning of the school year in Fall 2020, our website was one of the top 20 most visited websites in the U.S., demonstrating the high level of engagement we experience from our customers. We have over 1.1 million members in our Canvas Community customer network, where administrators, designers, instructors, parents, and students share, collaborate, and shape the Canvas product through community forums and content repositories. Our vibrant community of users promotes adoption of our solutions by sharing best practices and broadly disseminating the value our solutions deliver.

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End-to-end Lifecycle of Customer Success

Our company-wide focus on the customer results in successful implementations, high retention, and happy customers. Since inception, we have focused on managing our customer success group as the primary mechanism for driving customer retention and loyalty. We invest significantly in customer success, employing more individuals in customer-facing roles than any other group in our organization, and intend to continue investing in and scaling our customer success group moving forward. We provide differentiated support through a variety of resources, such as 24/7/365 customer service and local language support. Additionally, the extensive community we have fostered around our core Canvas product adds another valuable layer of support in which over 1.1 million users and designated Canvassadors can come together to help each other solve problems without our involvement. Our maniacal focus on the customer has led to a best-in-class customer satisfaction score (CSAT) of over 90%. Our platform capabilities and commitment to customer success is second to none. Our platform becomes deeply ingrained into our customers’ instructional workflows.

Highly Efficient Go-To-Market Model

We continue to invest in and grow our sales force to go after the massive opportunities ahead of us. We have a highly tenured and effective sales team with quota carrying representatives driving the majority of our business. We utilize a single, outbound sales motion, which has reduced the complexity in sales and allows representatives to focus on replacement and greenfield opportunities from K-12 through Continuing Education. Our sales team is highly productive and tenured. Our average bookings per representative increased over 100% in 2020 and our sales representatives had an average tenure with us of over 3.2 years as of December 31, 2020. We calculate average bookings per sales representative by dividing our total bookings in a given period by the number of quota bearing sales representatives that were employed by the Company during the respective period. Our average bookings per sales representative was $0.7 million, $0.6 million and $1.6 million for the years ended December 31, 2018, 2019 and 2020, respectively. The decrease in average bookings per sales representative from 2018 to 2019 was driven by an increase in the number of sales representatives without a corresponding increase in bookings. The subsequent increase in average bookings per sales representative from 2019 to 2020 was driven by increased demand for our solutions in 2020 bolstered by the accelerated adoption of hybrid and remote learning, while the number of sales representatives remained relatively stable.

Growth Strategies

Grow Our Customer Base

Higher Education. We will grow our customer base in Higher Education primarily through replacements of legacy systems in North America, where the LMS market is largely penetrated and our market share has grown from approximately 24% to 37% over the past four years, and through greenfield wins in targeted and strategic international regions. As international penetration of paid LMS and adjacent systems is still relatively low, we will target new opportunities in select regions utilizing our local sales teams, as well as channel partners. Our international strategy will focus on our already successful efforts in the U.K., Nordics, Australia, and New Zealand, and will be bolstered in the future in growing markets such as the Benelux region, Spain, Singapore, Philippines, and Brazil.

K-12. We will grow our customer base in K-12 by surrounding free solutions currently in place with our scalable platform, monetizing demand for our breadth of capabilities, and focusing customers on the benefits of district or state-wide standardization, in addition to capturing the remaining 45% of U.S. students who are not currently using a paid LMS, based on an Instructure survey.

Cross-sell into our Existing Customer Base

Our broad capabilities spanning learning, assessments, analytics, student success, program management, digital courseware, and global online learning initiatives provide us a significant opportunity to cross-sell

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offerings into our existing customer base. We generally land with our LMS product and have the ability to cross-sell additional solutions into our LMS customer base.

Continue to Innovate and Expand Our Platform

We will continue to innovate on our platform, expand our features and monetize new offerings. Key to our ability to service our customer base will be the continued strengthening of our core focus areas in learning management, assessment management, student success, and online learning, where we see significant customer demand for broad offerings. We will also continue to innovate our platform and build strengths in adjacent areas of learning analytics, program management, and instructional content, where we see opportunities to expand our user base. We plan to pursue our growth strategy through both organic development as well as through acquisitions of complementary businesses, technologies and teams that would allow us to add new features and functionalities to our platform and accelerate the pace of our innovation.

Our Learning Platform

Our learning platform is an extendable, configurable, and highly integrated set of solutions designed to meet the teaching and learning needs of every Higher Education and K-12 institution and includes the Canvas LMS, Canvas Studio, Canvas Catalog, Assessments, Portfolium, and Canvas Network. With its cloud-native offerings, open APIs, support of industry standards, and accessibility, our platform streamlines digital tools and content for teachers and students, creating a simpler and more connected learning experience.

Canvas LMS

Canvas LMS is a learning management system designed to give our Higher Education and K-12 customers an extensive set of flexible tools to support and enhance content creation, management and delivery of face-to-face and remote instruction.

Canvas LMS enables teachers and students to:

•	communicate through announcements, messages and conferences;

•	interact with content and collaborate with peers through group assignments and discussions;

•	create, deliver and analyze quizzes and assignments;

•	perform outcomes-based assessments;

•	choose, manage and change courses;

•	automate classroom activities, including the syllabus, attendance and calendar of course events;

•	grade assignments, using SpeedGrader, and post grades online;

•	facilitate audio and video communications for enhanced teacher and student engagement;

•	access an integrated learning object repository;

•	analyze course and student data to improve learning outcomes and teaching methods;

•	set personalized academic goals and track performance;

•	provide parental or advisor access to assignments and grades;

•	find and add third-party activities and content from the Edu App Center; and

•	exchange data and integrate with popular student information systems.

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Canvas LMS provides access to a critical set of user and course activity data, including user and device characteristics, discrete page views, user engagement, individual curricula and assessments, and evaluations. Data is delivered to administrators in a format optimized for warehousing, performing queries, reporting, and making it easier for administrators to benchmark, customize teaching, and improve learning outcomes.

Additionally, Canvas LMS supports standards-based LTI integration with hundreds of third-party publishers and software providers. Canvas LMS is even more extendable through our own API, which, combined with our partner ecosystem, enables our customers to build a learning and teaching environment that meets their unique organizational needs.

Canvas Studio

Canvas Studio is an online video platform designed to enable Higher Education and K-12 customers to host, manage, and deliver impactful video learning experiences. Canvas LMS customers can seamlessly integrate Studio for a modern, streamlined, easy-to-use video learning solution that provides the interactivity, insights and reliability institutions need to engage their students.

Canvas Studio enables teachers and students to:

•	easily upload media and publish videos to courses that can be viewed across devices and in multiple playback formats;

•	experience high-quality, low-latency video playback around the world;

•	seamlessly create content through integrated webcam and screen capture tools;

•	interact directly with video content through real-time contextual commenting;

•	understand exactly how students are engaging with media to help inform video strategy effectiveness;

•	make video content fully accessible through automatic speech recognition (“ASR”) captioning technology; and

•	manage and share videos between teachers and students.

Canvas Catalog

Canvas Catalog is a white-label, web-based course catalog and registration system built on top of Canvas LMS that enables institutions to create and maintain a branded marketplace for their online course offerings. Catalog provides a searchable course index, online payment gateways for student registration and enrollment, custom course landing pages, collections of courses in specialized programs, automatically distributed certificates, and other ways to recognize completion.

Assessments

MasteryConnect. MasteryConnect is a comprehensive assessment management system that empowers K-12 schools and districts to measure student levels of understanding to identify opportunities for intervention, while preparing students for high-stakes federally-mandated exams. With our simple, elegant, and scalable assessment platform, educators can purchase high quality assessments or create and deliver effective benchmark exams with simple deployment workflows, leveraging data collected to guide instruction and enhance curricula school- or district-wide. Our customers who also use Canvas LMS can integrate MasteryConnect for a seamless user experience.

MasteryConnect enables schools to:

•	create online assessments with rich multimedia, linked course content and a variety of attempt, grading, viewing and moderation settings;

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•	automatically import user profile demographics from student information systems (“SIS”);

•	use intelligent item banks to create, manage and update items used across courses;

•	integrate third-party content, applications and standards-based Question and Test Interoperability importing and exporting;

•	link questions to Common Core or state standards to facilitate modern competency- or standards-based grading models;

•	deploy district-wide, device-agnostic assessments on modern, cloud-based architecture, which allows for nearly unlimited scale and prevents data loss; and

•	generate reports showing the performance and progress of entire districts, schools or individual students.

Certica. Certica solutions are a series of standards-based assessment and analytics solutions, including the Navigate Item Bank and CASE Benchmark Assessments, which integrate with MasteryConnect and Canvas LMS. Certica offers:

•	assessment item bank content;

•	predictive benchmark assessments;

•	rigorous formative assessments;

•	teacher-ready analytics to provide the most immediate, accessible, and actionable data for teachers to use in the classroom; and

•	academic standards.

Certica also offers Videri and Data Connect, powerful K-12 analytics tools that integrate district data from multiple sources into one place, making the data more actionable in the moment and shown with rich visualizations to support teachers in addressing individual student needs, revealing district trends, and identifying at-risk students earlier.

Portfolium

Portfolium solutions are a set of student success solutions that showcase student skills and helps institutions streamline their student offerings. Portfolium leverages data generated from a digital student portfolio as well as Canvas LMS data.

•	Pathways. Engages students through custom, stackable pathways, helps students navigate their academic and co-curricular journeys, and provides a roadmap for acquiring new skills.

•	Program Assessment. Provides Program-level and Institution-level assessment in a centralized platform and a scalable strategy framework that both faculty and administrators can easily act on.

Canvas Network

Canvas Network allows invitation-only access to open online courses. Through Canvas Network, academic institutions are invited to offer and deliver courses over the internet to a much broader audience than just their own students. Some institutions choose to pursue a massive open online course (MOOC) format, and some choose to pursue a smaller online course format with more interaction. Institutions already using Canvas can easily move professional development courses onto Canvas Network, extending their reach and enhancing their brand.

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Our Technology

Built on a modern technology stack, our native-cloud, multi-tenant platform and applications scale to millions of users and enable us to leverage advancements in web design, open source technologies and security. We adhere to industry-standard best security practices to protect our servers and our customers’ critical data.

We host our platform and applications on cloud infrastructure provided by AWS. We use AWS basic building blocks such as Amazon Elastic Compute Cloud (EC2), Elastic Load Balancers (ELB, ALB), Simple Queue Service (SQS) and Simple Storage Service (S3). We also use advanced AWS platform capabilities including Amazon Kinesis, AWS Lambda, AWS Fargate, AWS Elastic Kubernetes Service (EKS), and Amazon Relational Database Services (RDS). Our hosting services provide full support, rolling release upgrades/updates, backup and disaster recovery services. Our infrastructure enables us to scale both horizontally and vertically in order to rapidly adjust to variances in usage at the server, database and file store level. Our applications run on virtualized instances in AWS data center facilities, which provide industry-standard best security practices. As of December 31, 2020, we used domestic AWS data center facilities in Virginia, Ohio and Oregon, and international facilities in Dublin, Ireland, Frankfurt, Germany, Sydney, Australia, Montreal, Canada and Singapore. We intend to expand operations into other regions based on market conditions. These AWS managed facilities have earned multiple certifications including, but not limited to, SOC 2 Type II, ISO9001 and ISO27001.

We designed our platform for resilience and rapid recovery from component failure. We apply a wide variety of strategies to achieve enterprise-grade reliability and durability. We have automated procedures in place to handle coordinated changes across our various instances and store backups of key data stores in multiple redundant and geographically isolated locations.

Our technology stack is a dynamic web application built with our own automated scaling and provisioning technologies. We use Web 2.0 technologies like Ruby on Rails, Node.js, and React.js, which provide users a familiar web experience. Our platform was built on underlying open source technologies, allowing us to take full advantage of advancements in scalability and flexibility. We utilize the Linux operating system, Postgres databases, and Redis data structure store. Our platform also provides an API that third-parties can use to add new features and functionality.

Keeping our platform secure is a primary focus of our dedicated enterprise security team due to the sensitive nature of the data contained within the applications. We are diligent about data security and have adopted the AICPA SOC 2 set of security controls. We demonstrate compliance with these controls through annual audits and web application vulnerability assessments.

Customers

As of December 31, 2020, we had over 6,000 customers representing Higher Education institutions and K-12 districts and schools in more than 90 countries. Canvas is used by all Ivy League universities and we have K-12 customers in nearly all states. The majority of our academic customers implement Canvas widely within their institutions and across school districts, where applicable. We define a customer as an entity with an active subscription contract. In situations where there is a single contract that applies to an entity with multiple subsidiaries or divisions, universities or schools, only the entity that has contracted for our platform is counted as a customer. For example, a contracting school district is counted as a single customer even though the school district encompasses multiple schools. In 2020, no single customer represented more than 5% of our revenue.

The following sets forth a list of representative customers:

Higher Education	K-12
Florida State University	Broward County Public Schools
Indiana University	Charlotte-Mecklenburg Schools
Royal Melbourne Institute of Technology	Clark County School District

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Higher Education	K-12
University of Birmingham	Prince William County Public Schools
University of Minnesota University of Oxford, Saïd Business School University of Wolverhampton Virginia Community College System Washington State Board for Community and Technical Colleges	Utah Education and Telehealth Network Virtual Virginia

Customer Case Studies

The case studies below illustrate the results that certain of our customers have achieved by using our platform.

Broward County

Customer since 2017

Situation: Broward County School District is the 2nd largest school district in Florida and the 6th largest school district in the nation. Historically, different schools throughout the district had used a patchwork of legacy LMS, including Blackboard, D2L, and Schoology. In 2017, the district decided to standardize the LMS that professional development, teaching and learning, and post-secondary institutions used across the district with a single, long-term solution.

Broward reached out to Gartner to help with the decision. Out of 70 responses received by the district for an RFP, Canvas LMS was chosen because of its robust solutions and scalability that fit the key needs of Broward.

Solutions and Benefits: Broward implemented Canvas across the entire district, and hired dedicated staff to ensure that implementation and usage was consistent across schools. Since the initial implementation, engagement with the platform has been robust:

•	Approximately 44 million teacher sessions and 37 million student sessions per month

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The district created a “Train the Trainer” model with Canvas contract trainers to support teaching and learning, and have built out a Canvassador program to allow teachers to become a trainer or a content creator

•	Broward has a dedicated Program Manager, onsite technical and business consultants, remote administrators, and trainers focused on the successful usage of Canvas

•	Dedicated teacher Professional Development courses and training days ensure Broward is leveraging the best practices of Canvas

•	Canvas Global Announcements helps administrations distribute key information to teachers and students

•	Canvas Pages distributes district-wide newsletters

•	Online course developed in Canvas help teachers earn in-service hours

•	Canvas enabled the district to move into a fully remote model at the onset of the COVID-19 pandemic, and since then transition to its current hybrid model of teaching and learning

•

Instructure worked with the Office of Academics to build out additional features, such as the creation of the Student Education Plans and Accommodations (SEPA) application, which allows teachers to document accommodations for Exceptional Student Education students, English-language Learners, and Gifted students with Individualized Education Programs, goals, and strategies.

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•	Full integration with Microsoft Teams for teachers and students through the Rich Content Editor within Canvas

Florida State University

Customer since 2017

Situation: In 2016, the Florida State University System decided to standardize its software platform as part of a 2025 Strategic Plan for Online Education. The purpose was to “enhance quality, access, and affordability of online courses and programs in state universities.” Students, many of whom attended school at multiple locations, said that using different online platforms caused confusion and hindered their learning.

Florida State University had used Blackboard LMS for 20 years prior, even assisting in “beta testing” Blackboard before it entered the market. Faculty members were deeply entrenched with Blackboard and had even received financial incentives to go through summer training.

Solutions and Benefits: The Board of Governors chose Canvas LMS because of the ability to customize curriculum, track student progress, and potentially bring every institution in the state together on one platform. All institutions were given the choice to opt-in to Canvas.

FSU put together a committee of faculty and students to evaluate transitioning to Canvas. The committee unanimously agreed that Canvas would meet its LMS needs due to Canvas’ support of the most critical digital tools and reliability, with 99.9 percent uptime. Since adopting Canvas LMS, FSU has been able to:

•	Expand a proactive, universal course design to provide greater accessibility and convenience for all learners.

•	Provide a cleaner, more flexible, and more user-friendly platform that allows a more consistent presentation of courses.

•	Allow instructors to customize the look of their courses with school and department branding.

FSU’s Office of Distance Learning additionally launched a program called “Canvas Weeks” in order to introduce faculty and staff to Canvas. The response of faculty and students to Canvas was extremely positive, with an LMS survey of students and staff showing an “overwhelming” preference for Canvas. FSU administrators say that Canvas LMS and its Canvas Student mobile application have been very successful with students because they address student needs and track the progress in their academic careers.

University of Birmingham

Customer since 2013

Situation: Faced with intense competition for students from rival institutions and the growing importance of blended learning models, the University of Birmingham made the decision to phase out its legacy e-learning program and undergo an extensive review of its current LMS. The University wanted a system that would be reliable and highly available, accessible across different browsers and devices, and able to easily incorporate multimedia content.

The University of Birmingham undertook a rigorous review and selection process to evaluate different learning platforms with feedback from staff and students. The result was unanimous that Canvas LMS was the clear winner.

Solutions and Benefits: Once implementation began, it took only five days for the platform to be customized and configured. Canvas LMS was designed with a modern user interface leveraging intuitive navigation to enable

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teachers to create collaborative courses that incorporate multimedia content. The switch to Canvas LMS was seamless, with many teachers who were non-users of the previous LMS quickly adopting Canvas, and usage across the university has been robust:

•	In the first three months, Canvas rolled out 4,600 courses, more than had ever been available with the previous LMS

•	Within the first six months, more than one-third of the University’s students had used Canvas via a mobile device or laptop

The University of Minnesota

Customer since 2017

Situation: The University of Minnesota (“UMN”), a leading public research university in North America, has one of the largest student enrollments in the United States. The university was a longtime user of the Moodle LMS, but as the market evolved and students’ and teachers’ needs changed, technologists started to notice the self-hosted system’s inability to scale beyond current levels.

With several of its peer institutions having already adopted Canvas LMS, UMN started to pilot Canvas in 2015. Each semester, the number of participants and the variety of departments included in the pilot expanded, and administrators gathered feedback from faculty and students.

Initial feedback was overwhelmingly positive: over 90% of instructors found Canvas useful, and over 90% of students felt comfortable with Canvas within several weeks of using it.

Solutions and Benefits: UMN’s pilot of Canvas was conducted over more than two years—but the extensive test gave administrators the data they needed. The university said Canvas would be the most cost-efficient and effective LMS to provide students the key digital learning features of accessibility, collaboration, personalization, and universal design. In the spring of 2017, administrators recommended that UMN adopt Canvas, with the transition to begin immediately.

According to administrators at UMN, the transition to Canvas is going better than expected because they have great developmental support from Instructure and can run ideas by a responsive technical staff.

Administrators recognize that in addition to ease of use, Canvas offers superior ease of management and greater return on investment. While Moodle required teams of people to manage the self-hosted infrastructure, Canvas is cloud-native, meaning IT staff can now spend the bulk of their time supporting instructors, students, and special initiatives rather than supporting servers. UMN students reported a preference for Canvas over Moodle when asked which LMS helped them better succeed in their classes. The features of Canvas that have benefitted UMN include:

•	Cloud-based functionality

•	Intuitive user interface

•	Comprehensive grading tool (SpeedGrader)

•	Features that support a distributed administration

Research and Development

Our product, customer success, and sales and marketing teams operate cross-functionally and regularly engage with customers, partners and industry analysts to understand customer needs and general industry trends to enhance our learning platform, existing applications and identify opportunities for new product innovations. Additionally, our research and education team analyzes user data and current online learning trends and collaborates with customers to inform learning platform and application development and growth into adjacent

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markets. Once improvements are identified, prioritized and resourced, the entire development organization works closely together to design, develop, test and launch new functionality and learning platform and application updates. We have made, and will continue to make, significant investments to strengthen our learning platform and existing applications, and expand the number of applications on our extendable learning platform that will benefit our customers and allow us to expand into new markets. As of March 31, 2021 and December 31, 2020, our research and development team was comprised of approximately 276 and 306 employees, respectively, inclusive of contractors, which represented approximately 25% and 24%, respectively, of our global employee base.

Sales and Marketing

We sell our platform, applications and services primarily through a direct sales force with limited channel sales in international markets. As of December 31, 2020, our sales and marketing organization was comprised of 225 individuals. Our sales organization includes technical sales engineers who serve as experts in the technical aspects of our platform, applications and customer implementations. Many of our sales efforts require us to respond to request for proposals (RFP), particularly in the Higher Education space and to a lesser extent in K-12.

We engage in a variety of traditional and online marketing activities designed to provide sales lead generation and sales support and promote brand awareness. Our specific marketing activities for lead generation include advertising in trade publications, digital advertising, including search engine optimization and search engine marketing, display search, email, and referral marketing. Brand awareness activities include press relations in business, human resources, education publications and blogs, market specific advertising campaigns and speaking engagements, and industry trade-shows and seminars. We also host InstructureCon, our annual user conference for current customers and prospects. InstructureCon 2020 was held virtually due to the COVID-19 pandemic and more than 20,000 people attended.

Customer Success

Although our platform is easy to adopt and use, we believe strong customer support and services are essential for customer retention. We provide most services and support by phone or online video and audio conferencing rather than in person, resulting in a more efficient and cost-effective business model for us and our customers. Our Customer Success department is responsible for all customer post-sale interactions and comprises employees located in the United States, the U.K., Brazil, Australia, and Colombia. Our services and support efforts include the following:

•

Customer Success Management. Every customer has a Customer Success Management Team that advocates for the customer’s needs and serves as first point of contact for all non-Support questions and requests. They learn about our enterprise and strategic customers’ vision and the role our platform will play, help craft and execute plans to deploy and use the platform effectively, and provide regular updates throughout the customer’s experience with us to show them the return on their investment.

•

Implementation Services. We believe that a positive onboarding experience leads to more satisfied customers, longer customer relationships and greater lifetime value. Implementation includes standard training and consulting services that generally take between 30 and 90 days to complete, depending on customer-side preparedness, complexity and timelines. Regularly-scheduled, highly-structured implementation activities help customers use our platform fully and effectively from the start. Most interactions take place over the phone and through online audio and video conferencing.

•

Training Services. Also critical to customer success is our customers’ comfort level with the features and functionality of our platform. We include standard training with every implementation and offer additional and custom training for a fee. Training creates confidence among users that they can use our software effectively. We perform most training remotely by online audio and video conferencing.

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Consulting Services. We offer custom application development, integrations, content services and change management consulting services to boost customer adoption of our applications and drive usage of features and capabilities that are unique to Instructure. We believe this increases brand loyalty and lifetime value.

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Instructional Design and Change Management Services. Canvas experts with instructional experience work with key stakeholders, local technology staff, and educators to develop and deepen the level of Canvas adoption in support of local goals and initiatives. Delivered largely remotely, these services focus on managing change within the customer organization and designing highly engaging online courses that drive student outcomes.

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Support. We provide standard support services for all customers. Customers can upgrade to our premium support services, which include 24/7/365 coverage and a more stringent SLA. Our Tier 1 offering includes our premium support services as well as direct support to users by our agents. We also provide extensive user guides, online videos and a vibrant online community for the ongoing education and assistance of our users.

Partner Ecosystem and Integration

We are committed to enabling our customers to build an ecosystem for successful learning, assessment, development and engagement. Our open platform is central to both our technology and our strategy.

From a technological perspective, we remain focused on implementing industry standards like IMS Global Learning Consortium’s LTI, enabling Canvas to integrate with a broad spectrum of third-party solutions used by our customers.

Our partnership program invites third-party software, service and content providers, through a library of open APIs, to easily integrate with our applications and take advantage of value add services and events to enhance the partnership. This allows us to broaden and efficiently extend the functionality of our applications. We have more than 500 partners, including content providers, hardware providers, collaboration tools, publishers, and productivity tools.

Employees

We recognize that attracting, motivating and retaining passionate talent at all levels is vital to continuing our success. By improving employee retention and engagement, we also improve our ability to support our customers and protect the long-term interests of our stakeholders and stockholders. We invest in our employees through high-quality benefits and various health and wellness initiatives, and offer competitive compensation packages, ensuring fairness in internal compensation practices. In addition to a market competitive benefit package in each of our regions, we offer additional benefits for mental and emotional well-being, focus on building a diverse culture and workforce, and promote peer and team recognition.

As of March 31, 2021 and December 31, 2020, we employed 1,110 and 1,275 people, respectively. We also engage temporary employees and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages. We have high employee engagement and consider our current relationship with our employees to be good.

Competition

We operate in highly competitive markets. With respect to LMS, companies such as Blackboard, D2L, Moodle, and Schoology have offerings that compete with certain of our products across our different end markets. With respect to adjacent areas of learning analytics, program management, and instructional content, these markets are highly fragmented and we compete with a number of emerging point solutions.

We believe that we are differentiated from each of these companies by the comprehensive nature of our offerings, as we represent a platform solution across each of the above areas. Due to the expansive and integrative nature of our platform, we also encounter situations in which we may partner with a certain company with respect to one area of focus, and compete in another area.

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The principal competitive factors in our markets include the following:

•	integrated platform offering;

•	features and functionality;

•	cloud architecture;

•	implementation and adoption;

•	K-20 applicability;

•	reliability and uptime;

•	customer service;

•	software integration and third-party publisher partnerships;

•	user community; and

•	pricing.

We believe that we compete favorably on the basis of these factors. Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, partner ecosystem development and customer support. In addition, many of our competitors may have greater name recognition, longer operating histories and significantly greater resources. Some competitors may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to changes in customer needs. We cannot assure you that our competitors will not offer or develop products or services that are superior to ours or achieve greater market acceptance.

See “Risk Factors—Risks Related to Our Business and Industry” for a more comprehensive description of risks related to our competition.

Intellectual Property

We rely on a combination of trade secret, copyright, and trademark laws, a variety of contractual arrangements, such as license agreements, assignment agreements, confidentiality and non-disclosure agreements, and confidentiality procedures and technical measures to gain rights to and protect the intellectual property used in our business. We actively pursue registration of our trademarks, logos, service marks, and domain names in the United States and in other key jurisdictions, but, other than the patents acquired in connection with our acquisitions, we have not, to date, applied for patent protection for any of our inventions. We are the registered holder of a variety of U.S. and international domain names that include the term Instructure and Canvas.

A substantial portion of our Canvas application, including the base code, uses “open source” software we license from third parties. Open source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. Open source software is generally freely accessible, usable and modifiable. Certain open source licenses, like the GNU Affero General Public License may require us to offer the components of our software that incorporate the open source software for no cost, make available source code for modifications or derivative works we create based upon incorporating or using the open source software, and license such modifications or derivative works under the terms of the particular open source license. We also rely on certain intellectual property rights that we license from third parties under proprietary licenses. Though such third-party technologies may not continue to be available to us on commercially reasonable terms, we believe that alternative technologies would be available to us.

To promote our open platform philosophy, we make available a substantial portion of the source code for Canvas available to the public on the “GitHub” platform for no charge, under the terms of the GNU Affero

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General Public License. We accept modifications of the source code for Canvas from contributors who agree to the terms of our contributor agreement. Our contributor agreement provides for assignment of joint ownership in the copyright to the contribution, and a license to any patent rights of the contributor. Contributors must also represent that it is an original work and that the contribution does not violate any third-party intellectual property right.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. and international copyright laws. Our policy is to require employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf and agreeing to protect our confidential information, and all of our key employees and contractors have done so. In addition, we generally enter into confidentiality agreements with our vendors and customers. We also control and monitor access to, and distribution of our software, documentation and other proprietary information. In addition, we intend to expand our international operations, and effective copyright, trademark, and trade secret protection may not be available to us in every country in which our software is available.

Regulatory

The legal environment of internet-based businesses is evolving rapidly in the United States and elsewhere. The manner in which existing laws and regulations are applied in this environment, and how they will relate to our business in particular, both in the United States and internationally, is often unclear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business, including with respect to such topics as data privacy and security, pricing, credit card fraud, advertising, taxation, content regulation, and intellectual property ownership and infringement. Moreover, our academic customers are regulated at the state and federal levels by legislatures, administrative agencies and other policymaking bodies that can directly impact their ability to procure and deploy technology products.

Our customers, and those with whom they communicate using our applications, upload and store customer data onto our learning platform. This presents legal challenges to our business and operations, such as rights of privacy or intellectual property rights related to the content loaded onto our learning platform. Both in the United States and internationally, we must monitor and comply with a wide variety of laws and regulations regarding the data stored and processed on our learning platform as well as the operation of our business.

Data Privacy and Security Laws

Data privacy and security with respect to the collection of PII continues to be the focus of worldwide legislation and regulation. We are subject to data privacy and security regulation by regulatory authorities in the U.S. (including the states in which we conduct our business) and potentially in other countries.

In recent years, there have been a number of well-publicized data breaches involving the unauthorized use and disclosure of individuals’ PII. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials or amending existing laws to expand compliance obligations. For example, the CCPA, which took effect on January 1, 2020, imposes a number of privacy and security obligations on companies who process PII of California residents. Moreover, a new privacy law, the CRPA was passed by Californians during the November 3, 2020 election. The CPRA will significantly modify the CCPA, and will impose additional data protection obligations on companies doing business in California, potentially resulting in further complexity. These laws may impose limits on the collection, distribution, use and storage of student PII. Federal laws are also under consideration that may create additional compliance obligations and penalties. In the EU, where companies must meet specified privacy and security standards, the GDPR and data protection laws of each of the European Member countries require

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comprehensive information privacy and security protections for consumers with respect to PII collected about them. The GDPR has extra-territorial reach and has a significant impact on “data controllers” and “data processors” either with an establishment in the EU, or which offer goods or services to EU data subjects or monitor EU data subjects’ behavior within the EU. The GDPR (as it existed on December 31, 2020) has been retained in U.K. law as the “U.K. GDPR” which applied in the U.K. from January 1, 2021 and results in dual regimes for organizations doing business in both the EU and the U.K. The GDPR imposes restrictions on the transfer of PII from within the EEA (or U.K.) to jurisdictions outside of the EEA (or U.K.) which are deemed to offer non-equivalent protection to PII, such as the U.S., unless a valid transfer mechanism is in place or a limited derogation from the restriction applies. Schrems II (i) invalidated one such transfer mechanism, the EU-U.S. Privacy Shield, (ii) upheld the European Commission’s SCCs as a valid transfer mechanism, but (iii) provided that compliance with the SCCs must be closely monitored and the data exporter relying on them must perform a case-by-case assessment as to whether the laws of the country of importation provide adequate protection for PII. The GDPR introduced significant penalties of up to the greater of 4% of worldwide turnover and €20 million for violations of data protection rules. We have adopted additional mechanisms to assist with ongoing GDPR compliance and continue to actively monitor updates in relation to both: (i) the applicability of the GDPR and U.K. GDPR to our business; and (ii) our compliance with the same. We post on our website our privacy policies and practices concerning the processing, use and disclosure of PII. Our publication of our privacy policy and other statements we publish that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive or misrepresentative of our practices.

Additional legislation regarding privacy and security in the EU is expected in the form of the European Commission’s ePrivacy Regulation which aims to reinforce trust and security in the digital single market by updating the legal framework regarding the “right to a private life” for users of electronic communications. The latest draft text of the ePrivacy Regulation is in the process of being finalized by the Council of the EU (with support from the Committee of Permanent Representatives).

Through contractual obligations with our customers we sometimes agree to certain obligations related to FERPA, which generally prohibits educational institutions that receive federal funding from disclosing PII from a student’s education records without the student’s consent. We are also subject to COPPA, which applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. Also, certain laws and regulations that protect the collection, use and disclosure of particular types of data may hinder our ability to provide services to customers and potential customers subjected to such laws.

See “Risk Factors—Risks Related to Laws and Regulation” for a more comprehensive description of risks related to data privacy.

Copyrights

U.S. and international copyright and trademark laws protect the rights of third parties from infringement of their works of authorship. Our customers and users can generally use our learning platform to upload and present a wide variety of content. We maintain an active copyright infringement policy and respond to takedown requests by third-party intellectual property right owners that might result from content uploaded to our learning platform. As our business expands to other countries, we must also respond to regional and country-specific intellectual property considerations, including takedown and cease-and-desist notices in foreign languages, and we must build infrastructure to support these processes. The DMCA also applies to our business. This statute includes a safe harbor that is intended to reduce the liability of online service providers for hosting content provided by users that infringes copyrights of others. The copyright infringement policies that we have implemented for our learning platform are intended to satisfy the DMCA safe harbor.

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Facilities

Our corporate headquarters are in Salt Lake City, Utah, where we lease 153,206 square feet of office space under leases that expire in February 2025 (5 year option to renew). We have additional office locations in the United States and in various international countries where we lease or rent a total of 147,760 square feet. These additional locations include San Diego, California, and international offices in London, England (our international headquarters), Sydney, Australia, Hong Kong, Sao Paulo, Brazil, and Budapest, Hungary. We believe our facilities are adequate for our current needs.

Legal Proceedings

We are, and from time to time may be, party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows or financial position. We are not presently party to any legal proceedings that in the opinion of management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

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Management

Below is a list of the names, ages as of May 18, 2021, positions and a brief account of the business experience of the individuals who (i) serve as our executive officers, (ii) serve as key personnel, and (iii) serve as directors.

Name	Age	Position

Steve Daly	57	Chief Executive Officer and Director

Mitch Benson	48	Chief Product Officer

Dale Bowen	51	Chief Financial Officer

Matthew A. Kaminer	47	Chief Legal Officer

Melissa Loble	49	Chief Customer Experience Officer

Frank Maylett	58	Chief Revenue Officer

Jeff Weber	54	Executive Vice President, People & Places

Steve Townsend	52	Senior Vice President, Engineering

Charles Goodman(1)	60	Chairman of the Board of Directors

Erik Akopiantz(2)	56	Director

Ossa Fisher(2)	44	Director

James Hutter	31	Director

Brian Jaffee(1)(2)	35	Director

Paul Holden Spaht, Jr.(1)	46	Director

(1)	Member of the Compensation and Nominating Committee.
(2)	Member of the Audit Committee.

Steve Daly has served as our Chief Executive Officer since July 2020. Mr. Daly has also been a member of our Board since March 2020. Prior to this, Mr. Daly was the Chief Executive Officer of LANDESK/Ivanti, an IT management and security software company for thirteen years. Mr. Daly holds a bachelor’s degree in Mechanical Engineering and a master’s degree in Business Administration, both from Brigham Young University. We believe Mr. Daly is a valuable member of our Board due to his experience as our Chief Executive Officer and his executive experience at other software companies.

Mitch Benson has served as our Chief Product Officer since August 2019, and previously served as Senior Vice President, Product from August 2017 to August 2019, as Vice President, Canvas Product from May 2016 to August 2017, and Vice President, K-12 Markets from 2014 to May 2016. Prior to joining Instructure in 2014, Mr. Benson was the Senior Vice President and Chief Learning Technology Officer of Pearson for five years and a Senior Director of Microsoft. Mr. Benson has also worked in the not-for-profit and public sectors in Washington State. Mr. Benson holds a bachelor’s degree in Comparative U.S. studies from the University of Washington, completed a fellowship in Not for Profit Leadership at the Stanford University Graduate School of Business, and holds a master’s degree in Information Systems from Capella University.

Dale Bowen has served as our Chief Financial Officer since April 2020. Prior to his role at Instructure, Mr. Bowen served seven years as the Chief Financial Officer of Consilio, a technology enabled eDiscovery service provider, and as the Vice President of Finance of GridPoint for seven years. Mr. Bowen holds a bachelor’s degree in Business Management from the University of Utah, and a master’s degree in Financial Economics for Public Policy from American University.

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Matthew A. Kaminer has served as our Chief Legal Officer since 2015. Prior to this, Mr. Kaminer served as General Counsel of Collective, Inc., a video and mobile advertising company, for two years. Mr. Kaminer has also served as General Counsel of Epocrates, Inc. and MediMedia USA, Inc., and Assistant General Counsel and Chief Privacy Officer at WebMD Health Corp. Mr. Kaminer holds a bachelor’s degree in Computer Science from Pennsylvania State University and a Juris Doctorate from George Washington University.

Melissa Loble has served as our Chief Customer Experience Officer since January 2020, and previously served as Senior Vice President of Customer Success and Partnerships from October 2018 to April 2020, Vice President of Platform, Partnerships and Professional Services from April 2017 to October 2018, and Vice President of Platform and Partnerships from December 2013 to April 2017. Ms. Loble teaches leadership courses on managing technology for education change at University of California, Irvine. Ms. Loble holds a bachelor’s degree in Political Science and in History from University of California, Los Angeles, a master’s degree in educational policy from Teacher’s College, Columbia University, and a master’s degree in Business Administration from Columbia Business School.

Frank Maylett has served as our Chief Revenue Officer since April 2020, and previously served as Global Head of Sales. Prior to joining Instructure in 2019, Mr. Maylett served as President and Chief Executive Officer of RizePoint, Inc. from September 2015 to August 2019 and as Executive Vice President for Global Sales, Services, and Alliances at Workfront. Mr. Maylett holds a bachelor’s degree in Business from the University of Phoenix and studied Business Administration and Management at the University of Utah.

Jeff Weber has served as our Executive Vice President, People & Places since May 2013. From August 1999 to April 2013, Mr. Weber served in various roles at ancestry.com, an online family history company, most recently as Senior Vice President People and Places from March 2012 to April 2013. From 1996 to 1999, he served as Director Human Resource Outsourcing at The Russell Group, LLC, a human resources outsourcing firm. From 1993 to 1996, Mr. Weber served as a Human Resource Generalist at Shell Oil Company. Mr. Weber holds a bachelor’s degree in Business and a master’s in Business Administration with an emphasis in organizational behavior from Brigham Young University.

Steve Townsend has served as our Senior Vice President, Engineering since April 2020, and previously served at Instructure as Vice President of Product Development and Vice President of Engineering from May 2015 to August 2019. Prior to joining Instructure, Mr. Townsend served as Vice President of Engineering at inContact. Mr. Townsend holds a bachelor’s degree in Computer Science and a master’s degree in Business Administration, both from Brigham Young University.

Charles Goodman has served as Chairman of the Board since March 2020. Mr. Goodman is an Operating Partner at Thoma Bravo. Prior to Thoma Bravo, Mr. Goodman served as Chief Executive Officer of PowerPlan, a Thoma Bravo portfolio company that sold to Roper Technologies in 2018. Prior to joining PowerPlan in 2015, Mr. Goodman was Chief Executive Officer of P2 Energy Solutions. Prior to joining PowerPlan, Mr. Goodman served as Chief Operating Officer of Ventyx and as EVP, Corporate Operations of Atmos Energy. Mr. Goodman currently serves as chairman of the board for Aucerna, AxiomSL Group, Inc., Imperva, Frontline Technologies Group LLC (dba Frontline Education), Quorum Software and Imprivata and as a director for Conga and Hyland. Mr. Goodman holds a bachelor’s degree in Petroleum Engineering from Texas Tech University. We believe Mr. Goodman’s extensive software and technology experience as well as his experience serving as chairman of the board for other education, technology and software companies, makes him a valuable member of our Board.

Erik Akopiantz has served on our Board since March 2020. Mr. Akopiantz has served as an Operating Partner at Thoma Bravo since April 2014. Mr. Akopiantz’s prior experience includes serving as the Chief Financial Officer of Roadnet Technologies, Inc. from 2011 to 2014, the Chief Operating Officer of Paranet Solutions, LLC from 2008 to 2011, the Chief Executive Officer of Digital Reach from 2006 to 2008, and various executive finance roles for The SABRE Group from 2002 to 2006. Mr. Akopiantz currently serves on the board of directors of several software and technology service companies in which certain investment funds advised by

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Thoma Bravo hold an investment, including Apttus Corporation (dba Conga), AxiomSL Group, Inc., Barracuda Networks, Inc., Frontline Technologies Group LLC (dba Frontline Education), Imperva, Inc., Kofax Inc., Motus, LLC, Quorum Business Solutions, Inc., Riskonnect Inc., T2 Systems, Inc. and Veracode Software, Inc. Mr. Akopiantz is also an operating advisor to several of these companies. Mr. Akopiantz holds a bachelor’s degree in Science and Finance from the University of Vermont and an MBA from the Rice University. We believe Mr. Akopiantz’s extensive software and technology experience as well as his experience serving as chairman of the board and in an advisory capacity for other technology and software companies, makes him a valuable member of our Board.

Ossa Fisher has served as a member of our Board since April 2021. Ms. Fisher has served as the President and Chief Operating Officer of Istation, Inc. since 2019 and previously served as Istation’s Chief Operating Officer from 2017 to 2018 and Chief Marketing Officer from 2015 to 2017. Prior to joining Istation, Ms. Fisher was the Senior Vice President of Strategy and Analytics at global dating leader, Match.com, where she served since May 2013. Swedish-born Fisher has a career history spanning growth strategy, customer analytics and marketing, all within competitive business industries. Ms. Fisher has a broad range of expertise in technology and media, including more than 10 years in the Technology, Media and Telecom practices of both Bain & Company (where she was employed from 2004-2013) and Goldman, Sachs & Co. (from 1999-2002). Ms. Fisher also worked for the World Bank Group in the information technology investment division in 2003. Fisher holds a bachelor’s degree in Economics from Yale University, an M.A. in Education from Stanford University and an MBA from Stanford Graduate School of Business. We believe Ms. Fisher’s expertise in technology and media, including more than 10 years in the Technology, Media and Telecom practices of both Bain & Company and Goldman, Sachs & Co, and in the IT investment division of the World Bank Group, and strategic and customer service expertise from her experience at Match.com make her a valuable member of our Board.

James “Jamie” Hutter has served on our Board since March 2020. Mr. Hutter joined Thoma Bravo in 2014 as an Associate and was promoted to Senior Associate in 2016 and to Vice President in 2018. Mr. Hutter focuses primarily on application software investments. Prior to joining Thoma Bravo, he worked in investment banking at Morgan Stanley. Mr. Hutter currently serves on the board of directors of Apttus Corporation (dba Conga) and AxiomSL Group, Inc. Mr. Hutter earned his bachelor’s degree with Honors in Science, Technology, & Society at Stanford University. We believe Mr. Hutter’s business and director experience at technology and software companies makes him a valuable member of our Board.

Brian Jaffee has served on our Board since March 2020. Mr. Jaffee is a Principal at Thoma Bravo. Mr. Jaffee joined Thoma Bravo in 2014 as a Vice President. Prior to joining Thoma Bravo, Mr. Jaffee served as an Associate and Senior Associate at Veritas Capital. Prior to joining Veritas in 2009, he worked as an Investment Banking Analyst in the Leveraged Finance Group at Merrill Lynch, where he originated structured and executed leveraged loan and high yield bond financings for leveraged buyouts, strategic acquisitions, and recapitalizations across a wide range of industries. Mr. Jaffee currently serves on the board of directors of Apttus Corporation (dba Conga), AxiomSL Group, Inc. and Frontline Technologies Group, LLC (dba Frontline Education). Mr. Jaffee holds a bachelor’s degree, magna cum laude, in Finance from Miami University and an MBA from University of Chicago. We believe Mr. Jaffee’s business and director experience at technology and software companies makes him a valuable member of our Board.

Paul Holden Spaht, Jr. has served on our Board since March 2020. Mr. Spaht has served as a Managing Partner at Thoma Bravo since November 2013. Mr. Spaht joined Thoma Bravo as a Vice President in 2005, became a Principal in 2008 and became a Partner in 2011. Prior to joining Thoma Bravo, he worked for several years at Morgan Stanley in both its investment banking and private equity divisions, and served as part of Thomas H. Lee Partners’ investment team. Mr. Spaht currently serves on the board of directors of several software and technology service companies in which certain investment funds advised by Thoma Bravo hold an investment, including Apttus Corporation (dba Conga), AxiomSL Group, Inc., Frontline Technologies Group, LLC (dba Frontline Education), and Trader Corporation. Mr. Spaht holds a bachelor’s degree of Arts, Economics from Dartmouth College and an MBA from Harvard Business School. We believe Mr. Spaht’s business and director experience at technology and software companies makes him a valuable member of our Board.

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Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of seven directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board and with the prior written consent of Thoma Bravo for so long as it holds director nomination rights. See “Certain Relationships and Related Party Transactions—Policies for Approval of Related Party Transactions—Director Nomination Agreement” for more details with respect to the director nomination rights.

Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be Charles Goodman, Paul Holden Spaht, Jr and Ossa Fisher and will serve until the first annual meeting of stockholders following the completion of this offering, our Class II directors will be Erik Akopiantz and James Hutter and will serve until the second annual meeting of stockholders following the completion of this offering and our Class III directors will be Steve Daly and Brian Jaffee and will serve until the third annual meeting of stockholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as Thoma Bravo beneficially owns     % or more of the total number of shares of our common stock then outstanding. If Thoma Bravo’s beneficial ownership falls below     % of the total number of shares of our common stock outstanding, then our directors may be removed only for cause upon the affirmative vote of at least     % of the voting power of our outstanding shares of stock entitled to vote thereon. Our bylaws will provide that Thoma Bravo will have the right to designate the Chair of the Board for so long as Thoma Bravo beneficially owns at least     % or more of the voting power of the then-outstanding shares of our capital stock then entitled to vote generally in the election of directors. Following this offering, Charles Goodman will be the Chair of our Board.

The listing standards of NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

We anticipate that, prior to our completion of this offering, the Board will determine that                  meet the NYSE requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

Controlled Company Status

After completion of this offering, Thoma Bravo will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company.” Under NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

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•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on this exemption. As a result, we may not have a majority of independent directors on our Board. In addition, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee
Steve Daly
Charles Goodman		X (Chair)
Erik Akopiantz	X (Chair)
Ossa Fisher	X
James Hutter
Brian Jaffee	X	X
Paul Holden Spaht, Jr.		X

Audit Committee

Following this offering, our Audit Committee will be composed of Erik Akopiantz, Ossa Fisher and Brian Jaffee, with Erik Akopiantz serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and NYSE, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that Erik Akopiantz and Ossa Fisher meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NYSE. We anticipate that, prior to our completion of this offering, our Board will determine that Erik Akopiantz is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of NYSE. The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing our policies on risk assessment and risk management;

•

reviewing, advising and overseeing the effectiveness of our cybersecurity and data protection programs and practices, including controls, policies and guidelines, security strategy and technology planning, compliance, and preparedness and incident response planning;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

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Compensation and Nominating Committee

Following this offering, our Compensation and Nominating Committee will be composed of Charles Goodman, Brian Jaffee and Paul Holden Spaht, Jr., with Charles Goodman serving as chair of the committee. As a controlled company, we intend to rely upon the exemption for the requirement that we have a Compensation and Nominating Committee comprised entirely of independent directors. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in NYSE rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of NYSE;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of Thoma Bravo under the Director Nomination Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board.

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Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Risk Oversight

Our Board will oversee the risk management activities designed and implemented by our management. Our Board will execute its oversight responsibility for risk management both directly and through its committees. The full Board will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board will delegate to the Audit Committee oversight of our risk management process. Our other committees of our Board will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

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Executive Compensation

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis section is to discuss the material components of the executive compensation program for our Chief Executive Officer, our former Chief Executive Officer, our Chief Financial Officer, our former Chief Financial Officer and our three other most highly compensated officers, who we refer to as our “Named Executive Officers” or “NEOs.” For the year ended December 31, 2020, our NEOs and their positions were as follows:

•	Steve Daly, our current Chief Executive Officer(1) (“CEO”);

•	Dale Bowen, our Chief Financial Officer(2) (“CFO”);

•	Matthew A. Kaminer, our Chief Legal Officer (“CLO”);

•	Frank Maylett, our Chief Revenue Officer (“CRO”);

•	Mitch Benson, our Chief Product Officer (“CPO”);

•	Daniel T. Goldsmith, our former CEO(3); and

•	Steven B. Kaminsky, our former CFO(4).

(1)	Mr. Daly was appointed as the Company’s CEO, effective as of July 1, 2020.
(2)	Mr. Bowen was appointed as the Company’s CFO, effective as of April 1, 2020.
(3)	Mr. Goldsmith resigned from the Company, effective as of March 6, 2020.
(4)	Mr. Kaminsky retired from the Company, effective as of March 25, 2020.

Historical Compensation Decisions

Our compensation approach is tied to our stage of development. Prior to this offering, we were a privately-held company. As a result, we were not subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including audit, compensation and nominating committees. The Compensation and Nominating Committee of our Board has historically determined all of the components of compensation of our executive officers. As we transition from a private company to a publicly traded company, we will evaluate our compensation program as circumstances require.

Compensation Philosophy and Objectives

Upon completion of this offering, our Compensation and Nominating Committee will review and approve the compensation of our NEOs and oversee and administer our executive compensation programs and initiatives. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time we may reduce our reliance upon subjective determinations made by our Compensation and Nominating Committee in favor of a more empirically-based approach that involves benchmarking against peer companies. Accordingly, the compensation paid to our NEOs for fiscal year 2020 is not necessarily indicative of how we will compensate our NEOs after this offering.

Our executive compensation program is designed to provide our Named Executive Officers with meaningful incentives and rewards, while effectively balancing the short-term and long-term interests of our stockholders with our ability to attract and retain talented executives. The Compensation and Nominating Committee of our Board has the primary responsibility for establishing our executive compensation philosophy and determining the specific components and levels of each Named Executive Officer’s compensation. Our executive compensation program is based on four guiding principles, as set forth by the Compensation and Nominating Committee. We

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have created a compensation program that combines short-term and long-term components, cash and equity and fixed and performance-based contingent payments, in the proportions we believe achieve these four guiding principles:

•	enhance stockholder value by aligning the financial interests of our Named Executive Officers with those of our stockholders;

•	enable us to attract, motivate and retain the people needed to define and create industry-leading products and services;

•	integrate compensation closely with the achievement of our business and performance objectives; and

•	reward the individual performance that contributes to our short-term and long-term success.

To achieve these objectives, our Compensation and Nominating Committee expects to implement new compensation plans and maintain our current compensation plans in order to tie a substantial portion of the executives’ overall compensation to key strategic financial and operational goals such as profitability and revenue growth.

An important element of our compensation philosophy is to provide our Named Executive Officers with compensation packages that are competitive with the compensation offered to the executives in comparable positions in technology companies of similar size and industries in order to attract dynamic and innovative executives to lead our strategic initiatives. As such, the Compensation and Nominating Committee utilizes and relies significantly on a competitive market analysis when determining the size, components and mix of our Named Executive Officers’ compensation packages.

Historically, our Named Executive Officers’ target annual compensation has consisted of three principal components: (a) base salary, (b) a performance-based cash bonus or sales commission and (c) long-term equity incentive compensation. The base salary component had primarily been designed to provide a predictable level of financial stability. The performance-based cash bonus has been designed to reward the achievement of the short-term goals contained in our operating plan. The base salary and performance-based cash bonus have been referred to as the cash component of the compensation plan. The equity compensation component is primarily designed to incentivize and retain our executives and to reward the achievement of our long-term financial and strategic objectives.

Compensation and Nominating Committee Procedures

In order to ensure that we continue to remunerate our executives appropriately, the Compensation and Nominating Committee retained Compensia as its independent compensation consultant to review its policies and procedures with respect to executive compensation in connection with this offering. We have engaged Compensia annually since 2015 to provide executive compensation advisory services in support of our annual evaluation of our executive compensation program. Compensia assists the Compensation and Nominating Committee by providing comparative market data on compensation practices and programs based on an analysis of peer competitors and by providing guidance on industry best practices. The Compensation and Nominating Committee retains the right to modify or terminate its relationship with Compensia or select other outside advisors to assist the Compensation and Nominating Committee in carrying out its responsibilities.

Mitigation of Risk

The Company has determined that any risks arising from its compensation programs and policies are not reasonably likely to have a material adverse effect on the Company. The Company’s compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, as well as the multiyear vesting schedules for equity awards encourage employees to maintain both a short and a long-term view with respect to Company performance.

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Elements of Compensation

Our current executive compensation program, which was set by our Compensation and Nominating Committee, consists of the following components:

•	base salary;

•	performance-based cash bonuses or sales commissions;

•	equity compensation in Instructure Parent, LP (“TopCo”);

•	Merger Awards (as defined below);

•	other executive benefits and perquisites; and

•	eligibility to receive severance payments and benefits.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our executive officers and other senior personnel with those of our stockholders.

Base Salary

The primary component of compensation of our NEOs has historically been base salary. The base salary established for each of our NEOs is intended to reflect each individual’s responsibilities, experience, prior performance and other discretionary factors deemed relevant by our Compensation and Nominating Committee. Base salary is also designed to provide our NEOs with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance. Our Compensation and Nominating Committee determines market level compensation for base salaries based on our NEOs’ experience in the industry with reference to the base salaries of similarly situated executives in other companies of similar size and stage of development operating in our industry. This determination is informal and based primarily on the general knowledge of our Compensation and Nominating Committee of practices within our industry and such base salaries have been periodically reviewed and adjusted by our Compensation and Nominating Committee. The table below sets forth the base salaries of each of our NEOs who was employed by us as of December 31, 2020.

Name	Base Salary ($)
Steve Daly	450,000
Dale Bowen	330,000
Matthew A. Kaminer	331,000
Frank Maylett	330,000
Mitch Benson	300,000

Performance-Based Cash Bonuses

Each of our NEOs (other than Mr. Maylett) is eligible to receive a performance-based annual bonus, subject to employment on the date of payment. The Compensation and Nominating Committee approved the 2020 Executive Bonus Plan in April 2020 (the “2020 Bonus Plan”). Under the 2020 Bonus Plan, performance-based cash bonuses were to be earned based on our actual performance as measured against a target EBITDA amount equal to $123.9 million (the “EBITDA Target”). Each of our NEOs (other than Mr. Maylett) was eligible to earn his annual performance-based cash bonus target (the “Incentive Target”) based on the Company’s achievement level of the EBITDA Target. Mr. Maylett did not participate in the 2020 Bonus Plan, but instead had the potential to earn sales commissions based on the achievement of sales targets.

Our 2020 Bonus Plan provided each NEO (except Mr. Maylett) with eligibility to earn between 50% and 150% of the NEO’s Incentive Target. Actual bonus amounts under our 2020 Bonus Plan were based on the level

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of achievement of the EBITDA Target based on the schedule shown in the table below, with straight line interpolation for the achievement of an actual EBITDA between percentages of EBITDA Target shown below.

Actual EBITDA Achievement	Incentive Target Earned (%)
120% or greater of EBITDA Target	150
100% of EBITDA Target	100
90% of EBITDA Target	50
Below 90% of EBITDA Target	0

In general, we consider our EBITDA Target for 2020 to have been challenging but achievable. Our actual EBITDA amount for 2020 was approximately 108% of the EBITDA Target and as a result, on March 15, 2021, each of our NEOs received a payment equal to 121.4% of his Incentive Target, pro-rated for each NEO that was employed for a partial year. The table below sets forth the Incentive Target (as both a percentage of base salary and a dollar amount based on the NEO’s base salary as of December 31, 2020) and actual bonus payment amounts for each our NEOs who was employed on the bonus payment date.

Name	Incentive Target (%)	Incentive Target ($)	Bonus Amount Earned ($)
Steve Daly	100	450,000	273,898	(2)
Dale Bowen	50	165,000	150,370	(3)
Matthew A. Kaminer	45	148,950	180,825
Frank Maylett(1)	—	—	—
Mitch Benson	40	120,000	145,680

(1)	Mr. Maylett did not participate in the 2020 Bonus Plan. In 2020, Mr. Maylett was paid $542,404 of sales commission based on the achievement of sales targets.
(2)	Mr. Daly’s bonus amount was pro-rated at 50% given his hire date of July 1, 2020.
(3)	Mr. Bowen’s bonus amount was pro-rated at 75% given his hire date of April 1, 2020.

Long-Term Equity-Based Compensation

Prior to the offering, we awarded equity-based compensation in the form of Class B Units of TopCo equity in TopCo pursuant to the Second Amended and Restated Instructure Parent, LP Incentive Equity Plan and the Amended and Restated Limited Partnership Agreement of TopCo that are intended to constitute “profits interests” for U.S. federal income tax purposes (“Management Incentive Units”), which represent the right to share in any increase in the equity value of the company that exceeds a specified threshold. Additionally, prior to the offering, certain of our NEOs purchased Class A Unit and in connection with such purchase, were granted Class B Units which were treated as compensation (“Granted Units”).

In general, our Compensation and Nominating Committee previously considered an NEO’s current position with our Company, the size of the NEO’s total compensation package and the amount of existing vested and unvested equity awards, if any, then held by the NEO. Prior to the Take-Private Transaction, our Compensation and Nominating Committee determined the size of equity award grants after considering the following factors:

•	the competitive equity compensation practices for comparable positions identified in the applicable market analysis;
•	the executive’s level of responsibility and duties;

•	a comparison to grant levels of other executive officers;

•	individual NEO performance;

•	our corporate performance;

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•	our total equity compensation costs relative to total expenses;

•	the executive’s prior experience, experience within his or her specific job and breadth of knowledge; and

•	our corporate objectives for share-based compensation charges and earnings dilution.

For Messrs. Kaminer, Maylett and Benson, the results of the determinations made based on the factors listed above were carried forward in determining equity grants following the Take-Private Transaction. As a private company, no formal benchmarking efforts were made by our Compensation and Nominating Committee with respect to the size of equity grants made to NEOs and, in general, the determination process was very informal. Historically, our Compensation and Nominating Committee made all equity grant decisions with respect to our executive officers, and we anticipate that, upon completion of this offering, the Compensation and Nominating Committee will, subject to approval by the board of directors as deemed necessary by the Compensation and Nominating Committee, determine the size and terms and conditions of equity grants to our executive officers in accordance with the terms of the applicable incentive equity program and will approve them on an individual basis.

Prior to the Take-Private Transaction, certain of our NEOs held equity awards that were cancelled and converted into cash consideration, which consideration was subject to generally the same terms as the corresponding, cancelled equity award, including vesting conditions (each such cash award being a “Merger Award”). For a discussion of the vesting and other material terms of the Management Incentive Units, Granted Units and Merger Awards, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.”

Effective upon the completion of this offering, we will implement the 2021 Plan. Our 2021 Plan will allow for the grant of equity incentives, such as grants of stock options, restricted stock, restricted stock units and stock appreciation rights. For more information relating to our 2021 Plan, see “Equity and Cash Incentives—Summary of the 2021 Omnibus Incentive Plan” discussed below.

Effective upon the completion of this offering, we will implement the 2021 ESPP. For more information relating to the 2021 ESPP, see “Equity and Cash Incentives—Summary of the 2021 Employee Stock Purchase Plan” discussed below.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	contributions to health savings accounts;

•	paid time off;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability; and

•	a 401(k) plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

Employment Agreements and Severance Benefits

We previously entered into offer letters and executive agreements (as applicable) with our NEOs, which were in effect in 2020 and provide or provided eligibility for severance payments and benefits in connection with

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certain qualifying terminations of employment. The terms of the existing offer letters and executive agreements with our NEOs are described in the section captioned “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.”

Tax and Accounting Considerations

Section 280G of the Internal Revenue Code

Section 280G of the Code disallows a tax deduction with respect to “excess parachute payments” to certain executive officers of companies that undergo a change in control. In addition, Section 4999 of the Code imposes a 20% excise tax penalty on the individual receiving the “excess parachute payment”. Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans or programs and other equity-based compensation. “Excess parachute payments” are parachute payments that excess a threshold determined under Section 280G of the Internal Revenue Code based on an executive officer’s prior compensation. In approving compensation arrangements for our NEOs in the future, we expect that the board of directors will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 280G of the Code. However, the board of directors may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility of Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.

Section 409A Considerations

Another section of the Code, Section 409A, affects the manner by which deferred compensation opportunities are offered to our employees because Section 409A requires, among other things, that “non-qualified deferred compensation” be structured in a manner that limits employees’ abilities to accelerate or further defer certain kinds of deferred compensation. To the extent any of our existing compensation arrangements are subject to Section 409A of the Code, we intend to operate them in accordance with the applicable rules thereunder, and we will continue to review and amend our compensation arrangements if necessary to comply with Section 409A. We do not provide for excise tax gross-ups under Section 409, Section 280G or otherwise to our executive officers and do not expect to do so in the future.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC 718, for our equity-based compensation awards. ASC 718 requires companies to calculate the grant date “fair value” of their equity-based awards using a variety of assumptions. ASC 718 also requires companies to recognize the compensation cost of their equity-based awards in their income statements over the period that an associate is required to render service in exchange for the award. Future grants of stock options, restricted stock, restricted stock units and other equity-based awards under our equity incentive award plans will be accounted for under ASC 718. We anticipate that the Compensation and Nominating Committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Policy Prohibiting Hedging and Pledging

We consider it improper and inappropriate for our directors, officers and other employees to engage in any transactions that hedge or offset, or are designed to hedge or offset, any decrease in the value of our securities. As such, prior to completion of this offering, we intend to adopt an insider trading policy that will prohibit all our

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directors, officers and other employees from engaging in any speculative or hedging transactions or any other transactions that are designed to offset any decrease in the value of our securities. Our insider trading policy will also prohibit all our directors, officers and other employees from holding our securities in a margin account or pledging our securities as collateral for a loan. None of our directors or executive officers has pledged shares of our stock as collateral for a loan or holds shares of our stock in a margin account.

The Compensation and Nominating Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on the review and discussions, the Compensation and Nominating Committee recommended to the Company’s board of directors that the Compensation Discussion and Analysis be included in this prospectus.

The Compensation and Nominating Committee of Instructure Intermediate Holdings I, Inc.

Charles Goodman

Paul Holden Spaht, Jr.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Non-Equity Incentive Plan Compensation ($)(1)	Stock Awards ($)		Option Awards ($)		All Other Compensation ($)		Total Compensation ($)
Steve Daly(2) CEO	2020	232,386		—		273,898	1,303,870	(11)	9,931,000	(14)	1,000	(16)	11,742,154

Dale Bowen(3) CFO	2020	242,917		—		150,370	12,055	(11)	2,863,000	(14)	1,000	(16)	3,269,342

Matthew A. Kaminer	2020	319,967		700	(10)	180,825	24,110	(11)	1,431,500	(14)	3,168,538	(16)	5,125,640
CLO	2019	266,667		—		—	4,604,106	(12)	—		101,093	(17)	4,971,866
	2018	273,000		—		—	447,036	(13)	299,986	(15)	1,090	(18)	1,021,112

Frank Maylett(4)	2020	892,854	(7)	—		—	—		1,431,500	(14)	1,162,496	(16)	3,486,850
CRO	2019	189,780	(8)	—		—	3,167,567	(12)	—		1,095	(17)	3,358,442

Mitch Benson	2020	290,000		700	(10)	145,680	—		1,431,500	(14)	349,488	(16)	2,217,368
CPO	2019	241,689	(9)	—		74,400	876,104	(12)	—		51,093	(17)	1,243,286
	2018	229,167		—		80,507	225,960	(13)	—		1,090	(18)	536,724

Daniel T. Goldsmith(5)	2020	78,833		—		—	—		—		11,233,344	(16)	11,312,177
Former CEO	2019	391,233		—		—	16,764,044	(12)	—		1,093	(17)	17,156,370
	2018	247,500		—		—	5,951,807	(13)	1,999,980	(15)	1,258	(18)	8,200,545

Steven B. Kaminsky(6)	2020	78,650		—		—	—		—		8,412,077	(16)	8,490,727
Former CFO	2019	295,500		—		—	7,909,587	(12)	—		1,396	(17)	8,206,483
	2018	316,833		—		—	735,494	(13)	499,993	(15)	1,258	(18)	1,553,578

(1)

Other than with respect to Mr. Maylett, the amounts in this column for 2020 reflect amounts earned in 2020, which were paid during 2021, under the 2020 Bonus Plan based on the achievement of Company goals. For 2020, our Board determined that each of Messrs. Daly, Bowen, Kaminer and Benson was entitled to 121.4% of his Incentive Target. Mr. Maylett did not participate in the 2020 Bonus Plan. Mr. Maylett had the potential to earn sales commissions based on the achievement of sales targets.

In January 2019, our compensation committee met and decided that for Messrs. Kaminer, Goldsmith and Kaminsky, the Company would (a) pay the bonus amounts earned for 2018 performance in the form of RSU awards and (b) grant multi-year RSU awards in lieu of, among other things, establishing an annual bonus plan for the 2019 performance year. As such, Messrs. Kaminer, Goldsmith and Kaminsky did not receive annual bonuses or other non-equity incentive plan compensation for the 2018 or 2019 performance years.

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(2)	Mr. Daly was appointed as the Company’s CEO, effective as of July 1, 2020.

Mr. Daly provides services as a member of our Board and received additional compensation in 2020 for such services prior to his appointment as our CEO. The amount included in the “Salary” column for Mr. Daly includes $12,500 received in connection with his services as a Director. The value reported for Mr. Daly in the “Option Awards” column includes $180,000 for the value of a grant of Management Incentive Units provided to Mr. Daly in connection with his service as a member of the Company’s Board. Following his appointment as our CEO, Mr. Daly no longer receives additional compensation for his services as a member of our Board.

(3)	Mr. Bowen was appointed as the Company’s CFO, effective as of April 1, 2020.
(4)	Mr. Maylett was appointed as the Company’s CRO, effective as of August 19, 2019.
(5)	Mr. Goldsmith resigned from the Company, effective as of March 6, 2020.
(6)	Mr. Kaminsky retired from the Company, effective as of March 25, 2020.
(7)	The amount included in the “Salary” column for 2020 for Mr. Maylett represents base salary payments of $319,000 and sales commissions totaling approximately $573,854.
(8)	The amount included in the “Salary” column for 2019 for Mr. Maylett represents base salary payments of $93,500 and sales commissions totaling approximately $96,280.
(9)	The amount included in the “Salary” column for 2019 for Mr. Benson represents base salary payments of $238,333 and a one-time sales commission payment totaling approximately $3,356.
(10)

The amounts included in the “Bonus” column for 2020 represent $700 cash bonuses paid to Mr. Kaminer for reaching five years of employment with the Company and to Mr. Benson for reaching five years of employment with the Company.

(11)

The amounts reported in the “Stock Awards” column for 2020 reflect the aggregate dollar amounts recognized for the Granted Units (as defined below) for financial statement reporting purposes for the 2020 fiscal year (disregarding any estimate of forfeitures related to service-based vesting conditions) in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our consolidated financial statements included in this prospectus. The amounts included in this column are as follows:

Name	Granted Units (#)	Granted Units ($)
Steve Daly	360,000	1,303,870
Dale Bowen	36,000	12,055
Matthew A. Kaminer	72,000	24,110

(12)

The amounts in the “Stock Awards” column for 2019 reflect the aggregate grant date fair value of each restricted stock unit award granted during the 2019 fiscal year (prior to the Take-Private Transaction), computed in accordance with FASB ASC Topic 718 with no estimates for future forfeitures, which value is based on the closing price of our common stock on the date of grant. The amounts also include amounts earned in 2018 under our 2018 bonus plan, which were paid in RSUs in lieu of cash during 2019, based on the achievement of Company goals. For 2018, our Board of Directors determined that each of Mr. Goldsmith, Mr. Kaminsky and Mr. Kaminer was entitled to 103% of his target bonus. To accommodate for the delayed vesting of the RSUs, the Compensation and Nominating Committee set the value of the RSUs at 125% of the amount of the performance-based cash bonus earned.

(13)

The amounts in the “Stock Awards” column for 2018 reflect the aggregate grant date fair value of each restricted stock unit award granted during the 2018 fiscal year (prior to the Take-Private Transaction), computed in accordance with FASB ASC Topic 718 with no estimates for future forfeitures, which value is based on the closing price of our common stock on the date of grant.

(14)

The amounts reported in the “Option Awards” column for 2020 reflect the aggregate dollar amounts recognized for Management Incentive Units and Director Units (each as defined below) for financial statement reporting purposes for the 2020 fiscal year (disregarding any estimate of forfeitures related to service-based vesting conditions) in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our consolidated financial statements included in this prospectus. The amounts included in this column are as follows:

Name	Management Incentive Unit (#)	Management Incentive Unit ($)
Steve Daly	2,450,000	9,751,000
Steve Daly (Director Units)	50,000	180,000
Dale Bowen	700,000	2,863,000
Matthew A. Kaminer	350,000	1,431,500
Frank Maylett	350,000	1,431,500
Mitch Benson	350,000	1,431,500

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(15)

The amounts reported in the “Option Awards” column for 2018 reflect the aggregate grant date fair value of each option award granted during the 2018 fiscal year (prior to the Take-Private Transaction), computed in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018. These amounts include each option award granted during 2018, including Mr. Goldsmith’s new hire equity grant, Mr. Kaminsky and Mr. Kaminer’s 2018 annual refresh equity grants.

(16)	The amounts included in the “All Other Compensation” column for 2020 include the following:

Name	Merger Awards ($)	Severance ($)	401(k) Match ($)	Total ($)
Steve Daly	—	—	1,000	1,000
Dale Bowen	—	—	1,000	1,000
Matthew A. Kaminer	3,167,538	—	1,000	3,168,538
Frank Maylett	1,161,496	—	1,000	1,162,496
Mitch Benson	348,488	—	1,000	349,488
Daniel T. Goldsmith	10,865,677	366,667	1,000	11,233,344
Steven B. Kaminsky	8,138,827	272,250	1,000	8,412,077

The amounts included in the “Merger Awards” column represent the amounts paid to the NEOs in respect of Merger Awards (as defined below) as consideration for vested equity awards at the time of the Take-Private Transaction and amounts that were paid as consideration for unvested equity awards that subsequently met the vesting conditions in 2020 and were paid out following the Take-Private Transaction.

The amounts included in the “Severance” column are amounts paid to Mr. Goldsmith and Mr. Kaminsky in 2020 in connection with their respective terminations of employment. For additional information with respect to such severance payments and benefits, see “Potential Payments upon a Termination of Employment or a Change in Control.”

(17)	The amounts included in the “All Other Compensation” column for 2019 include the following:

Name	Transaction Bonus ($)	Life Insurance Premiums ($)	401(k) Match ($)	Total ($)
Matthew A. Kaminer	100,000	93	1,000	101,093
Frank Maylett	—	95	1,000	1,095
Mitch Benson	50,000	93	1,000	51,093
Daniel T. Goldsmith	—	93	1,000	1,093
Steven B. Kaminsky	—	396	1,000	1,396

The amounts included in the “Transaction Bonus” column represent payments made to Mr. Kaminer and Mr. Benson in connection with the Take-Private Transaction.

(18)	The amounts included in the “All Other Compensation” column for 2018 include the following:

Name	Life Insurance Premiums ($)	401(k) Match ($)	Total ($)
Matthew A. Kaminer	90	1,000	1,090
Mitch Benson	90	1,000	1,090
Daniel T. Goldsmith	258	1,000	1,258
Steven B. Kaminsky	258	1,000	1,258

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2020 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2020 with respect to our NEOs. Please see the “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below for additional information about the vesting parameters and other material terms applicable to equity awards reflected in the table immediately below.

			Payouts Under Non-Equity Incentive Plan(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant date fair value of stock and option awards ($)
Name and Principal Position	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Steve Daly	Granted Units	7/1/2020	—	—	—	—	—	—	72,000	24,110	(2)
CEO	Granted Units	11/23/2020	—	—	—	—	—	—	288,000	1,279,760	(2)
	Director Units	5/1/2020	—	—	—	—	—	—	50,000	180,000	(3)
	Management Incentive Units	8/4/2020	—	—	—	—	1,225,000	1,225,000	1,225,000	9,751,000	(3)
	2020 Bonus Plan	—	225,000	450,000	675,000	—	—	—	—	—

Dale Bowen	Granted Units	7/1/2020	—	—	—	—	—	—	36,000	12,055	(2)
CFO	Management Incentive Units	8/15/2020	—	—	—	—	350,000	350,000	350,000	2,863,000	(3)
	2020 Bonus Plan	—	82,500	165,000	247,500	—	—	—	—	—

Matthew A. Kaminer	Granted Units	7/1/2020	—	—	—	—	—	—	72,000	24,110	(2)
CLO	Management Incentive Units	8/15/2020	—	—	—	—	175,000	175,000	175,000	1,431,500	(3)
	2020 Bonus Plan	—	74,475	148,950	223,425	—	—	—	—	—

Frank Maylett CRO	Management Incentive Units	8/15/2020	—	—	—	—	175,000	175,000	175,000	1,431,500	(3)

Mitch Benson CPO	Management Incentive Units	8/15/2020	—	—	—	—	175,000	175,000	175,000	1,431,500	(3)
	2020 Bonus Plan	—	60,000	120,000	180,000	—	—	—	—	—

(1)

The amounts reported in these columns reflect the performance-based bonus opportunity under our 2020 Bonus Plan, the terms of which are summarized under “Compensation Discussion and Analysis—Elements of Compensation” above.

(2)

The values reported reflect the aggregate dollar amounts recognized for the Granted Units for financial statement reporting purposes for the 2020 fiscal year (disregarding any estimate of forfeitures related to service-based vesting conditions) in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our consolidated financial statements included in this prospectus.

(3)

The values reported reflect the aggregate dollar amounts recognized for Management Incentive Units and Director Units for financial statement reporting purposes for the 2020 fiscal year (disregarding any estimate of forfeitures related to service-based vesting conditions) in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our consolidated financial statements included in this prospectus.

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

Current Offer Letters with NEOs

We have entered into offer letters with each of our NEOs. The offer letters generally provide for at-will employment and set forth the NEOs initial base salary, initial equity grant amount, and eligibility for employee benefits. In addition, each of our NEOs has executed our standard proprietary information and inventions agreement. Mr. Daly’s offer letter (the “Daly Offer Letter”), Mr. Bowen’s offer letter (the “Bowen Offer Letter”) and Mr. Benson’s offer letter (the “Benson Offer Letter”) also provide eligibility for severance payments and benefits upon a qualifying termination of employment. For additional information with respect to such severance payments and benefits, see “Potential Payments upon a Termination of Employment or a Change in Control.”

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Executive Agreements

Mr. Kaminer and Mr. Maylett are each party to an executive agreement with the Company that provides for at-will employment and eligibility for severance payments and benefits upon certain qualifying terminations of employment (the “Executive Agreements”). For additional information with respect to such severance payments and benefits, see “Potential Payments upon a Termination of Employment or a Change in Control.”

Goldsmith Separation Agreement

The Company entered into a separation agreement with Mr. Goldsmith (the “Goldsmith Separation Agreement”), which generally provided for Mr. Goldsmith’s resignation on March 6, 2020 after a brief transition period and certain severance payments and benefits in exchange for his general release of claims in favor of the Company. For additional information with respect to such severance payments and benefits, see “Potential Payments upon a Termination of Employment or a Change in Control.”

Kaminsky Release Agreement

The Company entered into a release agreement with Mr. Kaminsky (the “Kaminsky Release Agreement”), which generally provided for Mr. Kaminsky’s general release of claims in favor of the Company in exchange for payments provided to Mr. Kaminsky under an executive agreement he had entered into with the Company.

Merger Awards

Prior to the Take-Private Transaction, each of Messrs. Kaminer, Maylett, Goldsmith and Kaminsky held restricted stock units and/or stock option awards under Instructure’s then existing equity incentive plans. In connection with the Take-Private Transaction, (a) all vested equity awards granted under Instructure’s then existing equity incentive plans, including stock options and restricted stock unit awards were cancelled and converted into cash consideration equal to $49.00 multiplied by the number of shares subject to the vested equity award (less the applicable per share exercise price of those vested shares, with respect to any options), subject to any required tax withholdings, payable shortly after the closing of the merger and (b) all unvested equity awards were cancelled and converted into cash consideration equal to $49.00 multiplied by the number of shares subject to the unvested equity award (less the applicable per share exercise price of those unvested shares, with respect to any options), subject to any required tax withholdings, which consideration was subject to generally the same terms as the corresponding, cancelled equity award, including vesting conditions (each such cash award being a “Merger Award”).

Granted Units

Mr. Daly, Mr. Bowen and Mr. Kaminer each entered into co-invest agreements with TopCo (the “Employee Co-Invest Agreements”), pursuant to which, the NEO purchased Class A Units of TopCo. In addition to the Class A Units purchased by Mr. Daly, Mr. Bowen and Mr. Kaminer under the Employee Co-Invest Agreements, each of Mr. Daly, Mr. Bowen and Mr. Kaminer received Granted Units which were treated as compensation to the NEO.

Management Incentive Units

Messrs. Daly, Bowen, Kaminer, Maylett and Benson are each party to an Incentive Equity Grant Agreement that provides for the grant of Class B Units of TopCo that are intended to constitute “profits interests” for U.S. federal income tax purposes (“Management Incentive Units”), which represent the right to share in any increase in the equity value of the company that exceeds a specified threshold. The Management Incentive Units (other than Mr. Daly’s Director Units summarized below) generally vest (a) 50% subject solely to time-based vesting (“Time Units”), over a four-year period, with 25% of the Time Units vesting on the first anniversary of the

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vesting commencement date of such units, and with the remainder vesting in equal monthly installments over the three year period thereafter, in each case subject to the NEO’s continued employment with TopCo or one of its subsidiaries through the applicable vesting date and (b) 50% subject to both time- and performance-based vesting (“Performance Units”), measured according to the achievement by TopCo of an actual EBITDA (as defined in the Incentive Equity Grant Agreements) that equals or exceeds certain EBITDA targets, in each case subject to the NEO’s continued employment with TopCo or one of its subsidiaries through the applicable vesting date.

Mr. Daly received an additional grant of Management Incentive Units in connection with his service as a director (the “Director Units”). The Director Units are solely subject to time-based vesting and vest over a four-year period, with 25% of the Management Incentive Units vesting on the first anniversary of the vesting commencement date of such units, and with the remainder vesting in equal monthly installments over the three year period thereafter, in each case subject to Mr. Daly’s continued board service through the applicable vesting date.

Our Compensation and Nominating Committee is engaged in ongoing discussions regarding the treatment of Management Incentive Units and Director Units in connection with this offering and is considering the conversion of all such awards into awards issued or issuable into shares of our common stock.

Outstanding Equity Awards At 2020 Fiscal Year End

The following table summarizes the outstanding equity awards held as of December 31, 2020 by each of the NEOs.

		Option Awards(1)
	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)(4)	Option Expiration Date(5)
Steve Daly	8/4/2020	—	2,450,000	(2)	—	—
CEO	4/14/2020	—	50,000	(3)	—	—

Dale Bowen CFO	8/15/2020	—	700,000	(2)	—	—

Matthew A. Kaminer CLO	8/15/2020	—	350,000	(2)	—	—

Frank Maylett CRO	8/15/2020	—	350,000	(2)	—	—

Mitch Benson, CPO	8/15/2020	—	350,000	(2)	—	—

(1)

Amounts listed are Management Incentive Units issued to our Named Executive Officers. See “Narrative to Summary Compensation and Grants of Plan-Based Awards Table—Management Incentive Units” for additional information.

(2)

The Management Incentive Units are subject to both time- and performance-based vesting. For additional information with respect to the vesting terms of the Management Incentive Units, see “Narrative to Summary Compensation and Grants of Plan-Based Awards Table—Management Incentive Units.”

(3)

The Director Units are subject to time-based vesting. For additional information with respect to the vesting terms of the Management Incentive Units, see “Narrative to Summary Compensation and Grants of Plan-Based Awards Table—Management Incentive Units.”

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(4)

There is no exercise price associated with Management Incentive Units. Management Incentive Units generally participate in distributions attributable to the appreciation in the fair market value of TopCo, or profits of TopCo, after their respective dates of grant.

(5)	The Management Incentive Units have no expiration date.

Options Exercised and Stock Vested

The Company does not issue stock options to any of its employees. None of the Management Incentive Units vested during fiscal year 2020.

Pension Benefits

Our NEOs did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by the Company during the 2020 fiscal year.

Nonqualified Deferred Compensation

Our NEOs did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us.

Potential Payments upon a Termination of Employment or a Change in Control

Offer Letters

The Daly Offer Letter provides, upon a termination of Mr. Daly by the Company without “cause” (as defined in the Daly Offer Letter), eligibility for severance of (a) continued installments of Mr. Daly’s then current base salary for twelve months following his separation in accordance with the Company’s regular payroll schedule and (b) subsidized COBRA premiums for up to six months following the separation date; in each case subject to Mr. Daly’s timely execution and non-revocation of a general release of claims in favor of the Company.

The Bowen Offer Letter and the Benson Offer Letter each provide, upon a termination of the NEO by the Company without “cause” (as defined in the applicable agreement), eligibility for severance of (a) continued installments of the NEO’s then current base salary for six months following his separation in accordance with the Company’s regular payroll schedule and (b) subsidized COBRA premiums for up to six months following the separation date; in each case subject to the NEO’s timely execution and non-revocation of a general release of claims in favor of the Company.

Executive Agreements

Each of the Executive Agreements provide, upon a termination of Mr. Kaminer or Mr. Maylett by the Company without “cause” or a resignation by Mr. Kaminer or Mr. Maylett for “good reason” (each as defined in the Executive Agreement), in either case within three months prior to (and contingent upon the consummation of a “change in control” (as defined in the Executive Agreement)), in connection with, or within twelve months following the effective date of a “change in control” (a “CIC Termination”), eligibility for severance of (a) for Mr. Kaminer, (i) continued installments of Mr. Kaminer’s then current base salary for nine months following his separation in accordance with the Company’s regular payroll schedule; (ii) if the CIC Termination occurs on or after March 31 in a calendar year, a lump sum amount equal to 80% of Mr. Kaminer’s then current target bonus, pro-rated based on the number of full months employed in the year of separation; (iii) reimbursement of COBRA premium for up to nine months following the separation date; and (iv) full vesting of all outstanding unvested stock awards then held by Mr. Kaminer immediately prior to the date of separation (except for the Management Incentive Units described below), and (b) for Mr. Maylett, (i) continued installments of Mr. Maylett’s then

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

current base salary for nine months following his separation in accordance with the Company’s regular payroll schedule, (ii) reimbursement of COBRA premium for up to six months following the separation date and (iii) full vesting of 75% of all outstanding unvested stock awards then held by Mr. Maylett immediately prior to the date of separation (except for the Management Incentive Units described below); in each case subject to the NEO’s timely execution and non-revocation of a general release of claims in favor of the Company.

Upon a termination of Mr. Kaminer or Mr. Maylett by the Company without “cause” or a resignation by Mr. Kaminer or Mr. Maylett for “good reason” that is not a CIC Termination, Mr. Kaminer and Mr. Maylett are respectively eligible for severance of (a) six months of the NEO’s then current base salary in accordance with the regular payroll schedule, (b) a lump sum amount equal to 80% of the NEO’s then current target bonus, pro-rated based on the number of full months prior to the date of separation in such calendar year of separation; and (c) a reimbursement of COBRA premium for up to six months following the separation date; in each case subject to the timely execution and non-revocation of a general release of claims in favor of the Company. Because Mr. Maylett is eligible to receive sales commissions, he does not currently have a target bonus amount. Additionally, in connection with the Take-Private Transaction, Mr. Kaminer’s Executive Agreement was amended, such that upon a termination of his employment by the company without “cause,” his resignation for “good reason” (each as defined in his Executive Agreement), or due to his death or becoming incapacitated, he is eligible to receive full acceleration of all of his unvested Merger Awards, with any such amounts becoming payable in a lump sum no later than March 15th of the year following any such termination, subject to his timely execution and non-revocation of a general release of claims in favor of the Company.

Goldsmith Separation Agreement

The Goldsmith Separation Agreement provided Mr. Goldsmith with (a) a severance payment equal to $440,000, payable in equal installments over the twelve month period following his resignation in accordance with the Company’s regular payroll schedule; (b) reimbursement of COBRA premiums for up to twelve months following his resignation; (c) support from our Board in Mr. Goldman’s search for subsequent employment; and (d) reimbursement for up to $10,000 of reasonable attorneys’ fees incurred in connection with the Goldsmith Separation Agreement and the Waiver Agreement (as defined below); in each case subject to Mr. Goldsmith’s execution and non-revocation of a general release of claims and compliance with obligations under the separation agreement. Pursuant to the Goldsmith Separation Agreement, Mr. Goldsmith further acknowledged that, in lieu of any acceleration of any outstanding stock awards in connection with the termination of Mr. Goldsmith’s employment, all of the outstanding Prior Awards would be subject to Amended and Restated Waiver of Certain CIC Benefits (the “Waiver Agreement”), pursuant to which, Mr. Goldsmith waived any and all rights to the acceleration of vesting of any outstanding stock awards as a result of his termination, except as provided in the Waiver Agreement.

Kaminsky Release Agreement

In exchange for a general release of claims in favor of the Company under the Kaminsky Release Agreement, the Company provided Mr. Kaminsky with (a) a severance payment equal to nine months of his then current base salary, payable in equal installments over the nine month period following his separation in accordance with the Company’s regular payroll schedule; (b) reimbursement of COBRA premiums for up to nine months following his separation; and (c) accelerated vesting of all of his unvested equity awards; in each case subject to Mr. Kaminsky’s execution and non-revocation of a general release of claims and compliance with obligations under the separation agreement.

Management Incentive Units

In the event of a “change in control” (as defined in the Incentive Equity Grant Agreement), (a) all unvested Time Units and Director Units for Mr. Daly and 50% of the unvested Time Units for Messrs. Bowen, Kaminer, Maylett and Benson will accelerate and fully vest and (b) all unvested Performance Units for Mr. Daly and 50%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

of the unvested Performance Units for Messrs. Bowen, Kaminer, Maylett and Benson, other than, in each case, Performance Units with respect to an Unvested Year or a Forfeited Year, will accelerate and fully vest; in each case if the NEO remains employed with TopCo or its subsidiaries through the consummation of such “change in control.”

Following an NEO’s termination of employment (or, for Mr. Daly’s Director Units, a termination of service), (a) any of the NEO’s unvested Management Incentive Units will be forfeited for no consideration and (b) any of the NEO’s vested Management Incentive Units will generally be subject to repurchase by TopCo or Thoma Bravo at fair market value.

Granted Units

Following Mr. Daly’s, Mr. Bowen’s or Mr. Kaminer’s termination of employment, TopCo or Thoma Bravo has the option to purchase some or all of the NEOs’ Granted Units (a) at the lower of fair market value or original cost upon a termination for “cause” or (b) at fair market value upon any termination other than for “cause.”

Potential Payments upon a Termination of Employment or a Change in Control

The precise amount that each NEO below would receive cannot be determined with certainty until a qualifying termination or change in control has occurred. However, the table below provides estimates of the amounts each NEO would have received if a qualifying termination and/or a change in control had occurred on December 31, 2020.

Name(1)	Event	Salary Continuation ($)	Pro-Rated Bonus ($)	Continued Health Benefits ($)	Acceleration of Equity Awards ($)(2)		Total Payments ($)
Steve Daly CEO	Change in Control	—	—	—	13,100,000	(6)	13,100,000
	Termination Without Cause	450,000	—	8,890	—		458,890

Dale Bowen CFO	Change in Control	—	—	—	1,834,000	(6)	1,834,000
	Termination Without Cause	165,000	—	8,890	—		173,890

Matthew A. Kaminer CLO	Change in Control	—	—	—	917,000	(6)	917,000
	CIC Termination(3)	248,250	119,160	13,334	1,684,149	(7)	2,064,893
	Non-CIC Termination(4)	165,500	119,160	8,890	1,684,149	(7)	1,977,699

Frank Maylett, CRO	Change in Control	—	—	—	917,000	(6)	917,000
	CIC Termination(3)	247,500	—	8,890	1,916,513	(8)	2,172,903
	Non-CIC Termination(4)	165,000	—	8,890	—		173,890

Mitch Benson, CPO	Change in Control	—	—	—	917,000	(6)	917,000
	Termination Without Cause	150,000	—	13,577	—		163,577

Daniel T. Goldsmith Former CEO	Voluntary Resignation(5)	440,000	—	20,490	10,865,677		11,326,167

Steven B. Kaminsky Former CFO	Retirement(5)	272,250	—	10,706	8,138,827		8,421,783

(1)

Messrs. Daly, Bowen and Benson are each party to an offer letter and Mr. Kaminer and Mr. Maylett are party to Executive Agreements that in each case provide eligibility for severance in the event of certain qualifying terminations of employment as described in further detail above. Each of our NEOs is party to one or more Incentive Equity Grant Agreements that each provide certain acceleration of unvested Management Incentive Units and Director Units in connection with a change in control of TopCo as described in further detail above.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(2)

The market value of the Management Incentive Units and Director Units as of December 31, 2020 is not determinable. Accordingly, the values reflected above are estimates based on our most recent valuation of TopCo units that was prepared on November 30, 2020 for financial statement reporting purposes for the 2020 fiscal year (disregarding any estimate of forfeitures related to service-based vesting conditions) in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our consolidated financial statements included in this prospectus.

(3)

The “CIC Termination” values reflect amounts that Mr. Kaminer and Mr. Maylett would have been eligible for in the event of a termination of employment without “cause” or a resignation for “good reason” occurring on December 31, 2020, if such termination had been within three months prior to (and contingent upon the consummation of a “change in control” of the Company), in connection with, or within twelve months following the effective date of such “change in control,” as described in further detail above.

(4)

The “Non-CIC Termination” values reflect amounts that Mr. Kaminer and Mr. Maylett would have been eligible for in the event of a termination of employment without “cause” or a resignation for “good reason” (as well as, for the “Acceleration of Equity Awards” for Mr. Kaminer, a termination due to Mr. Kaminer’s death or becoming incapacitated) occurring on December 31, 2020 that was not a CIC Termination, as described in further detail above.

(5)

The amounts set forth for Mr. Goldsmith and Mr. Kaminsky are actual amounts paid or to be paid as provided in the Goldsmith Separation Agreement and the Kaminsky Release Agreement, each as summarized above.

(6)

The amounts shown reflect the acceleration of Management Incentive Units and Director Units as provided in the Incentive Equity Grant Agreement described in further detail above. None of our NEOs is eligible for acceleration of unvested Merger Awards upon the occurrence of a change in control.

(7)	The amount shown reflects acceleration in full of all of Mr. Kaminer’s unvested Merger Awards as of December 31, 2020, as provided in the amended Executive Agreement described in further detail above.
(8)	The amount shown reflects acceleration of 75% of Mr. Maylett’s unvested Merger Awards as of December 31, 2020, as provided in Executive Agreement described in further detail above.

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Board during 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other non-employee members of our Board in 2020.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)	Total ($)
Charles Goodman	250,000	(2)	1,080,000	1,330,000
Erik Akopiantz	37,500		288,000	325,500

(1)

The amounts reported in the “Option Awards” column reflect the aggregate dollar amounts recognized for Management Incentive Units for financial statement reporting purposes for the 2020 fiscal year (disregarding any estimate of forfeitures related to service-based vesting conditions) in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our consolidated financial statements included in this prospectus The Management Incentive Units provided to each of the directors listed above are one-time grants that are solely subject to time-based vesting and vest over a four-year period, with 25% of the Management Incentive Units vesting on the first anniversary of the vesting commencement date of such units, and with the remainder vesting in equal monthly installments over the three year period thereafter, in each case subject to the director’s continued board service through the applicable vesting date and with automatic acceleration of any unvested Management Incentive Units upon the occurrence of a “change in control.” The amounts included in this column are as follows:

Name	Management Incentive Unit (#)	Management Incentive Unit ($)
Charles Goodman	300,000	1,080,000
Erik Akopiantz	80,000	288,000

(2)	The cash fees provided to Mr. Goodman in 2020 included (a) $100,000 of annual director fees and (b) a one-time cash payment equal to $150,000.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Non-Employee Director Policy

We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. Following the completion of this offering, we will implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our Board and committees of our Board.

Limitations of Liability and Indemnification Matters

We will adopt provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

•	This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also will provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Pay Ratio

As a result of the rules adopted by the SEC under the Dodd-Frank Act, we are required to disclose the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee, using certain permitted methodologies. To determine our CEO pay ratio and our median employee, we took the following steps:

•

We identified our median employee utilizing data as of December 31, 2020 (the “Determination Date”) by examining the total amount of compensation as reflected in our payroll records (“Total Compensation”) for all individuals, excluding our CEO, who were employed by us on the Determination Date. Total Compensation was calculated using the same methodology we used for our NEOs as set forth in the “Summary Compensation Table”. We included all employees, whether employed on a full-time, part-time, seasonal or temporary basis.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

•	We did not make any material assumptions, adjustments, or estimates with respect to total compensation. We did not annualize the compensation for any employees.

•	We included non-U.S. employees by converting their total compensation to U.S. Dollars from the applicable local currency.

•

We believe the use of total compensation for all employees is a consistently applied compensation measure because the SEC released guidance providing that compensation determined based on the Company’s tax and/or payroll records is an appropriate consistently applied compensation measure.

•

After identifying the median employee based on total compensation, we calculated annual total compensation for that employee using the same methodology we used for our NEOs as set forth in the “Summary Compensation Table” in this proxy statement. The annual total compensation of our median employee for 2020 was $62,785.

•	The annual total compensation of our CEO for 2020 was $11,742,154.

Our pay ratio may not be comparable to the CEO pay ratios presented by other companies. We believe our methodology most accurately reflects the incentives provided to our executives and employees in their roles at the Company. Based on the methodology described above, for 2020, the ratio of the annual total compensation of our CEO to the annual total compensation of the median employee (other than our CEO) is 187:1.

Equity and Cash Incentives—Summary of the 2021 Omnibus Incentive Plan

Prior to the consummation of this offering, we anticipate that our Board will adopt, and our stockholders will approve, the 2021 Plan, pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2021 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, substitute awards, annual incentive awards and performance awards intended to align the interests of participants with those of our stockholders. The following description of the 2021 Plan is based on the form we anticipate will be adopted, but since the 2021 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2021 Plan once adopted, a copy of which in substantially final form has been filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

In connection with its approval by the Board and adoption by our stockholders, we will reserve              shares of our common stock for issuance under the 2021 Plan. In addition, the following shares of our common stock will again be available for grant or issuance under the 2021 Plan:

•	shares subject to awards granted under the 2021 Plan that are subsequently forfeited or cancelled;

•	shares subject to awards granted under the 2021 Plan that otherwise terminate without shares being issued; and

•	shares surrendered, cancelled or exchanged for cash (but not shares surrendered to pay the exercise price or withholding taxes associated with the award).

Administration

The 2021 Plan will be administered by our Compensation and Nominating Committee. The Compensation and Nominating Committee has the authority to construe and interpret the 2021 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2021 Plan may be made subject to “performance conditions” and other terms.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Eligibility

Our employees, consultants and directors, and employees, consultants and directors of our affiliates, will be eligible to receive awards under the 2021 Plan. The Compensation and Nominating Committee will determine who will receive awards, and the terms and conditions associated with such award.

Term

The 2021 Plan will terminate ten years from the date our Board approves the plan, unless it is terminated earlier by our Board.

Award Forms and Limitations

The 2021 Plan authorizes the award of stock awards, performance awards and other cash-based awards. An aggregate of              shares will be available for issuance under awards granted pursuant to the 2021 Plan. For stock options that are intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Code, the maximum number of shares subject to ISO awards shall be                 .

Stock Options

The 2021 Plan provides for the grant of ISOs only to our employees. All options other than ISOs may be granted to our employees, directors and consultants. The exercise price of each option to purchase stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more stockholders must be at least equal to 110% of that value. Options granted under the 2021 Plan may be exercisable at such times and subject to such terms and conditions as the Compensation and Nominating Committee determines. The maximum term of options granted under the 2021 Plan is 10 years (five years in the case of ISOs granted to 10% or more stockholders).

Stock Appreciation Rights

Stock appreciation rights (“SARs”) provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the SARs. The exercise price must be at least equal to the fair market value of our common stock on the date the SAR is granted. SARs may vest based on time or achievement of performance conditions, as determined by the Compensation and Nominating Committee in its discretion.

Restricted Stock

The Compensation and Nominating Committee may grant awards consisting of shares of our common stock subject to restrictions on sale and transfer. The price (if any) paid by a participant for a restricted stock award will be determined by the Compensation and Nominating Committee. Unless otherwise determined by the Compensation and Nominating Committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us. The Compensation and Nominating Committee may condition the grant or vesting of shares of restricted stock on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule.

Performance Awards

A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock. These awards are subject to forfeiture prior to settlement due to termination of a participant’s employment or failure to achieve the performance conditions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Other Cash-Based Awards

The Compensation and Nominating Committee may grant other cash-based awards to participants in amounts and on terms and conditions determined by them in their discretion. Cash-based awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Additional Provisions

Awards granted under the 2021 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or as determined by the Compensation and Nominating Committee. Unless otherwise restricted by our committee, awards that are non-ISOs or SARs may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative or a family member of the optionee who has acquired the non-ISOs or SARs by a permitted transfer. Awards that are ISOs may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative.

In the event of a change of control (as defined in the 2021 Plan), the Compensation and Nominating Committee may, in its discretion, provide for any or all of the following actions: (i) awards may be continued, assumed or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the highest price per share of common stock paid in the change in control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised stock options and SARs may be terminated prior to the change in control (in which case holders of such unvested awards would be given notice and the opportunity to exercise such awards), or (iv) vesting or lapse of restrictions may be accelerated. All awards will be equitably adjusted in the case of the division of stock and similar transactions.

Equity and Cash Incentives—Summary of the 2021 Employee Stock Purchase Plan

In connection with the offering, we intend to adopt and ask our stockholders to approve the 2021 ESPP, the material terms of which are summarized below. This summary is not a complete description of all of the provisions of the 2021 ESPP and is qualified in its entirety by reference to the 2021 ESPP, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The 2021 ESPP authorizes the grant of options to employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code.

Shares Available for Awards; Administration

A total of              shares of our common stock will initially be reserved for issuance under the 2021 ESPP. In addition, the number of shares available for issuance under the 2021 ESPP will be increased annually on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A) 1% of the shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our Board. In no event will more than              shares of our common stock be available for issuance under the 2021 ESPP. Our Board or a committee of our Board will administer and will have authority to interpret the terms of the 2021 ESPP and determine eligibility of participants. We expect that the Compensation and Nominating Committee will be the initial administrator of the 2021 ESPP.

Eligibility

We expect that all of our employees will be eligible to participate in the 2021 ESPP. However, an employee may not be granted rights to purchase stock under our 2021 ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power of all classes of our stock.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Grant of Rights

Stock will be offered under the 2021 ESPP during offering periods. Each offering will consist of a six-month offering period commencing on January 1 and July 1. The plan administrator may, at its discretion, choose a different length of the offer period not to exceed twenty-seven months. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. The plan administrator may, in its discretion, modify the terms of future offering periods.

The 2021 ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation. The maximum number of shares that may be purchased by a participant during any offering period will be              shares. In addition, no employee will be permitted to accrue the right to purchase stock at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2021 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2021 ESPP other than by will or the laws of descent and distribution, and rights granted under the 2021 ESPP are generally exercisable only by the participant.

Certain Transactions

In the event of certain non-reciprocal transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the 2021 ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment

The plan administrator may amend, suspend or terminate the 2021 ESPP at any time. However, stockholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2021 ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the 2021 ESPP.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Principal Stockholders

The following table sets forth information about the beneficial ownership of our common stock as of                 , 2021 giving effect to the transactions described in “Prospectus Summary—Corporation Organization” to be effected prior to the consummation of this offering, and as adjusted to reflect the sale of the common stock in this offering, for

•	each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

•	each of our directors;

•	each of our Named Executive Officers; and

•	all of our directors and executive officers as a group.

Each stockholder’s percentage ownership before the offering is based on common stock outstanding as of                 , 2021. Each stockholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. We have granted the underwriters an over-allotment option to purchase up to                  additional shares of common stock.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of                 , 2021 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the stockholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 6330 South 3000 East, Suite 700, Salt Lake City, Utah 84121. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Shares	Percentage		Number of Shares	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
					Percentage	Percentage
5% Stockholders:			%				%
Thoma Bravo(1)

Directors and Named Executive Officers:
Steve Daly
Matthew A. Kaminer
Frank Maylett
Charles Goodman
Erik Akopiantz
Ossa Fisher
James Hutter
Brian Jaffee
Paul Holden Spaht, Jr.
Daniel T. Goldsmith
Steven B. Kaminsky
Directors and executive officers as a group (14 individuals)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(1)

Consists of                shares held directly by Thoma Bravo Executive Fund XIII, L.P. (“TB Exec Fund”),                shares held directly by Thoma Bravo Fund XIII, L.P. (“TB Fund XIII”), and                shares held directly by Thoma Bravo Fund XIII-A, L.P. (“TB Fund XIII-A”). Thoma Bravo Partners XIII, L.P. (“TB Partners XIII”) is the general partner of each of TB Exec Fund, TB Fund XIII and TB Fund XIII-A. Thoma Bravo is the ultimate general partner of TB Partners XIII. By virtue of the relationships described in this footnote, Thoma Bravo may be deemed to exercise voting and dispositive power with respect to the shares held directly by TB Exec Fund, TB Fund XIII and TB Fund XIII-A. The principal business address of the entities identified herein is c/o Thoma Bravo, L.P., 150 North Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Certain Relationships and Related Party Transactions

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, which will be adopted prior to the consummation of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of the Company’s written related party transactions policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.

Related Party Transactions

Other than compensation arrangements for our directors and Named Executive Officers, which are described in the section entitled “Executive Compensation,” below we describe transactions since January 1, 2018 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Agreements and Transactions Related to the Take-Private Transaction

As a result of the completion of the Take-Private Transaction on March 24, 2020, we are directly owned by Instructure Parent, LP, a Delaware limited partnership, which is controlled by Thoma Bravo.

Upon the close of the Take-Private Transaction, Charles Goodman, Erik Akopiantz, James Hutter, Brian Jaffee, Paul Holden Spaht, Jr. became members of our Board and have dual responsibilities with Thoma Bravo.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

On March 24, 2020, we entered into an advisory services agreement with Thoma Bravo, pursuant to which the Company engaged Thoma Bravo as a financial, transactional and management consultant. Under the services agreement, and to the extent permitted under the Credit Agreement, we must reimburse the travel expenses and out-of-pocket fees and expenses in performing the ongoing services. We paid $0.1 million pursuant to the reimbursement provision in 2020. The advisory services agreement will be terminated in connection with this offering.

Employment of a Family Member

The spouse of Mitch Benson, our Chief Product Officer, is an employee of the Company. Mr. Benson has been an employee of the Company since 2014 and our Chief Product Officer since August 2019. His spouse, Ms. Tara Gunther, has been an employee of the Company since 2014. Her 2020 base salary and short-term incentive award was approximately $209,000 in the aggregate. Ms. Gunther held RSUs that were converted into cash awards in the Take-Private Transaction with a value of approximately $102,000 that vested in 2020, and was granted a 2020 target long-term incentive award with a value of approximately $133,000. She also received benefits generally available to all employees. The compensation for Ms. Gunther was determined in accordance with our standard employment and compensation practices applicable to employees with similar responsibilities and positions.

Director Nomination Agreement

In connection with this offering, we will enter into a Director Nomination Agreement with Thoma Bravo that provides Thoma Bravo the right to designate nominees for election to our Board for so long as Thoma Bravo beneficially owns     % or more of the total number of shares of our common stock that it owns as of the completion of this offering. Thoma Bravo may also assign its designation rights under the Director Nomination Agreement to an affiliate.

The Director Nomination Agreement will provide Thoma Bravo the right to designate: (i) all of the nominees for election to our Board for so long as Thoma Bravo beneficially owns     % or more of the total number of shares of our common stock beneficially owned by Thoma Bravo upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company’s capitalization, or such amount of shares, as adjusted (the “Original Amount”); (ii) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo beneficially owns at least     % and less than     % of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo beneficially owns at least     % and less than     % of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to     % of the total directors for so long as Thoma Bravo beneficially owns at least     % and less than     % of the Original Amount; and (v)                  director for so long as Thoma Bravo beneficially owns at least     % and less than     % of the Original Amount. In each case, Thoma Bravo’s nominees must comply with applicable law and stock exchange rules. In addition, Thoma Bravo shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Thoma Bravo’s beneficial ownership at such time. Thoma Bravo shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Director Nomination Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of Thoma Bravo. This agreement will terminate at such time as Thoma Bravo owns less than          % of the Original Amount.

Registration Rights Agreement

We will enter into a registration rights agreement with Thoma Bravo in connection with this offering. Thoma Bravo will be entitled to request that we register Thoma Bravo’s shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Thoma Bravo will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Thoma Bravo’s expenses in connection with Thoma Bravo’s exercise of these rights. The registration rights described in this paragraph will apply to (i) shares of our common stock held by Thoma Bravo and its affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions (“Registrable Securities”). These registration rights will also be for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Thoma Bravo and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

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Description of Certain Indebtedness

Set forth below is a summary of the terms of the Credit Agreement governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the Credit Agreement. The Credit Agreement setting forth the terms and conditions of certain of our outstanding indebtedness is filed as an exhibit to the registration statement of which this prospectus forms a part.

Credit Facilities

On March 24, 2020 (which, for purposes of this section, will be referred to as the “Closing Date”) we entered into a Credit Agreement with a syndicate of lenders and Golub Capital Markets LLC, as administrative agent and collateral agent, and Golub Capital Markets LLC and Owl Rock Capital Advisors LLC, as joint bookrunners and joint lead arrangers, which we refer to as the Credit Agreement.

The Credit Agreement provides for a senior secured term loan facility (the “Initial Term Loan”) in an original aggregate principal amount of $775.0 million, which was supplemented by an incremental term loan pursuant to the First Incremental Amendment and Waiver to Credit Agreement, dated as of December 22, 2020, in a principal amount of $70.0 million (the “Incremental Term Loan”). The Initial Term Loan and the Incremental Term Loan are referred to herein as the Term Loan. The Credit Agreement also provides for a senior secured revolving credit facility in an aggregate principal amount of $50.0 million (the “Revolving Credit Facility”, which together with the “Term Loan”, we refer to as the “Credit Facilities”). The Revolving Credit Facility includes a $10.0 million sublimit for the issuance of letters of credit. As of March 31, 2021, we had outstanding borrowings of $789.6 million of the Term Loan, no outstanding borrowings under our Revolving Credit Facility and $4.7 million outstanding under letters of credit, respectively. The Term Loan matures on March 24, 2026. Borrowings under the Revolving Credit Facility mature on March 24, 2026.

Amortization, Interest Rates and Fees

The Credit Agreement requires us to repay the principal of the Term Loan in equal quarterly repayments equal to 0.25% of the aggregate original principal amount of the Term Loan.

Until the last day of the fourth full fiscal quarter ending after the Closing Date (the “Pricing Grid Date”), the Credit Facility bears interest at a rate equal to (i) 6.00% plus the highest of (x) the prime rate (as determined by reference to the Wall Street Journal), (y) the Federal funds open rate plus 0.50% per annum, and (z) a daily Eurodollar rate based on an interest period of one month plus 1.00% per annum or (ii) the Eurodollar rate plus 7.00% per annum, subject to a 1.00% Eurodollar floor.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

On the Pricing Grid Date, and on the last day of each of the five (5) full fiscal quarters immediately following the Pricing Grid Date, we have the option to (i) retain the applicable margins set forth above, through but not including the last day of the next fiscal quarter or (ii) switch to the applicable margins set forth in the grid below (in each case, a “Pricing Grid Election”); provided, that no such Pricing Grid Election shall be made unless the pro forma total net leverage ratio is less than or equal to 6.50 to 1.00 (except for the mandatory conversion made on the Mandatory Conversion Date). Further, beginning on the last day of the tenth (10th) full fiscal quarter ending after the Closing Date (such date, the “Mandatory Conversion Date”), the applicable margins shall be determined as set forth in the grid below.

Pricing Level From Highest to Lowest	Total Net Leverage Ratio	Applicable Margin for Eurodollar Loans	Applicable Margin for ABR Loans
I	Greater than 6.50:1.00	7.00%	6.00%

II	Less than or equal to 6.50:1.00 but greater than 6.00:1.00	6.00%	5.00%

III	Less than or equal to 6.00:1.00 but greater than or equal to 5.00:1.00	5.75%	4.75%

IV	Less than 5.00:1.00	5.50%	4.50%

In addition to paying interest on loans outstanding under the Term Loan and the Revolving Credit Facility, we are required to pay a commitment fee of up to 0.50% per annum of unused commitments under the Revolving Credit Facility. We are also required to pay letter of credit fees on a per annum basis equal to the daily maximum amount available to be drawn under each letter of credit multiplied by the applicable margin for Eurodollar loans under the Revolving Credit Facility. We are required to pay customary fronting, issuance, and administrative fees for the issuance of letters of credit.

Voluntary Prepayments

We are permitted to voluntarily prepay or repay outstanding loans under the Revolving Credit Facility or Term Loan at any time, in whole or in part, subject to minimum amounts, and, with respect to the Revolving Credit Facility only, to subsequently reborrow amounts prepaid. In connection with prepayments of the Term Loan pursuant to a voluntary prepayment or mandatory prepayments of certain debt issuances, certain asset sales (solely in respect of a sale of all or substantially all of the assets of the loan parties and their subsidiaries) and upon acceleration of the maturity date, we are required to pay (1) a 3.00% prepayment fee of the aggregate principal amount of such prepayment of the Term Loan prior to the twelve month anniversary of the Closing Date; (2) a 1.50% prepayment fee of the aggregate principal amount of such prepayment of the Term Loan following the twelve month anniversary of the Closing Date through the twenty-four month anniversary of the Closing Date; (3) a 0.75% prepayment fee of the aggregate principal amount of such prepayment of the Term Loan following the twenty-four month anniversary of the Closing Date through the thirty-six month anniversary of the Closing Date; and (4) 0.00% thereafter. With respect to the Revolving Credit Facility, prepayments are without premium or penalty.

We are permitted to reduce commitments under the Revolving Credit Facility at any time, in whole or in part, subject to minimum amounts.

Mandatory Prepayments

The Credit Agreement requires us to prepay, subject to certain exceptions, the Term Loan (i) with a portion of our excess cash flow in an amount ranging from 0% to 50% of excess cash flow depending on our total net leverage ratio, (ii) with 100% of the net cash proceeds of certain asset sales and dispositions, subject to certain reinvestment rights, and (iii) with 100% of the proceeds from certain debt issuances, in each case, subject to certain exceptions.

CONFIDENTIAL TREATMENT REQUESTED

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Guarantees

Subject to certain exceptions, all obligations under the Credit Facilities, as well as certain hedging and cash management arrangements, are jointly and severally, fully and unconditionally, guaranteed on a senior secured basis by Instructure Intermediate Holdings III, LLC and its current and future direct and indirect domestic subsidiaries (other than unrestricted subsidiaries, joint ventures, subsidiaries prohibited by applicable law from becoming guarantors and certain other exempted subsidiaries) (the “Guarantors”).

Security

Our obligations and the obligations of the Guarantors under the Credit Facilities are secured by first priority pledges of and security interests in (i) substantially all of the existing and future equity interests of our and each Guarantor’s direct domestic subsidiaries, as well as 65% of the equity interests of certain first-tier foreign subsidiaries held by us and each Guarantor and (ii) substantially all of our and each Guarantor’s tangible and intangible assets, in each case subject to other exceptions.

Certain Covenants

The Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur liens or additional debt;

•	engage in mergers, consolidations, liquidations or dissolutions;

•	pay dividends and distributions on, or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans, or advances;

•	create negative pledge or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries;

•	sell, transfer or otherwise dispose of assets, including capital stock of subsidiaries;

•	make prepayments of material debt that is subordinated with respect to right of payment;

•	engage in certain transactions with affiliates;

•	modify certain documents governing material debt that is subordinated with respect to right of payment;

•	change our fiscal year;

•	change our lines of business; and

•	issue or repurchase capital stock.

In addition, the terms of the Credit Agreement include financial covenants which require that (i) prior to a Pricing Grid Election, at the end of each fiscal quarter, the LQA recurring revenue net leverage ratio does not exceed 3.30 to 1.00 (with steps down to 2.80 to 1.00 for each quarter from June 30, 2020 through June 30, 2022), (ii) prior to a Pricing Grid Election, we maintain a minimum liquidity of at least $20.0 million, and (iii) following a Pricing Grid Election, at the end of each fiscal quarter, the total net leverage ratio does not exceed 10.00 to 1.00 (with steps down to 6.50 to 1.00 for each quarter from June 30, 2021 through December 31, 2024 (and thereafter)).

Events of Default

The Credit Agreement contains certain customary events of default, including, among others, failure to pay principal, interest or other amounts; material inaccuracy of representations and warranties; violation of covenants (including the financial covenants); specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain ERISA events; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Description of Capital Stock

General

Upon completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and                  shares of undesignated preferred stock, par value $         per share. As of                     , 2021, on a pro forma basis giving effect to the transactions described in “Prospectus Summary—Corporation Organization” to be effected prior to the consummation of this offering, we had              shares of common stock outstanding held by              stockholders of record, no shares of preferred stock outstanding, and              shares of common stock issuable upon vesting of restricted stock units. After consummation of this offering and the use of proceeds therefrom, we expect to have              shares of our common stock outstanding, assuming no exercise by the underwriters of their over-allotment option, and expect to have no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of

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any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

These provisions include:

Classified Board

Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have nine members.

Stockholder Action by Written Consent

Our certificate of incorporation will preclude stockholder action by written consent at any time when Thoma Bravo beneficially owns, in the aggregate, less than     % in voting power of the stock of the Company entitled to vote generally in the election of directors.

Special Meetings of Stockholders

Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our Board or the Chair of our Board; provided, however, at any time when Thoma Bravo beneficially owns, in the aggregate, at least     % in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by our Board or the Chair of our Board at the request of Thoma Bravo. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board;

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provided, however, at any time when Thoma Bravo beneficially owns, in the aggregate, at least     % in voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to Thoma Bravo. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by Thoma Bravo pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Thoma Bravo beneficially owns, in the aggregate, less than     % in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least     % in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Thoma Bravo beneficially owns, in the aggregate, less than     % in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Approval Requirements

Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as Thoma Bravo beneficially owns, in the aggregate, at least     % in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Thoma Bravo beneficially owns, in the aggregate, less than     % in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least     % in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

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Our certificate of incorporation will provide that at any time when Thoma Bravo beneficially owns, in the aggregate, less than     % in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least     % (as opposed to a majority threshold that would apply if Thoma Bravo beneficially owns, in the aggregate,     % or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a % supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a % supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested

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stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2⁄3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that Thoma Bravo, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

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Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above; however, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of Thoma Bravo or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Thoma Bravo or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity

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under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219 and its phone number is (718) 921-8200.

Listing

We have applied to list our common stock on NYSE under the symbol “INST.”

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Shares Eligible for Future Sale

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of                     , 2021, on a pro forma basis after giving effect to the             -for-1 stock split of our common stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part, we will have              outstanding shares of our common stock, after giving effect to the issuance of shares of our common stock in this offering, assuming no exercise by the underwriters of their over-allotment option.

Of the                  shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below.

The remaining                  shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2021 Plan. Such registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by this registration statement will generally be eligible for sale in the public market, subject to certain contractual and legal restrictions summarized below.

Lock-up Agreements

We, each of our directors and executive officers and other stockholders and option holders owning substantially all of our common stock and options to acquire common stock, have agreed that, without the prior written consent of                  on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

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Registration Rights Agreement

Pursuant to the registration rights agreement that we will enter into with Thoma Bravo in connection with this offering, we will grant Thoma Bravo the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by Thoma Bravo or to piggyback on registered offerings initiated by us in certain circumstances. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” These shares will represent      % of our outstanding common stock after this offering, or      % if the underwriters exercise their over-allotment option.

Rule 144

In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately shares immediately after this offering; and (2) the average weekly trading volume of our common stock on NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2021 Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

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Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following discussion is a summary of certain material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated or proposed thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions (except to the extent specifically set forth below);

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or currencies;

•	persons that elect to use a mark-to-market method of accounting for their holdings in our common stock;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that own or have owned (actually or constructively) more than five percent of our capital stock (except to the extent specifically set forth below);

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken in account in an “applicable financial statement” (as defined in Section 451(b)(3) of the Code);

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2)) of the Code and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

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If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership and disposition of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a non-taxable return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amounts generally will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or our paying agent prior to the payment of the dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate); additionally a Non-U.S. Holder will be required to update such forms and certifications from time to time as required by law. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

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If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above if the Non-U.S. Holder satisfies applicable certification and disclosure requirements. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States; additionally the Non-U.S. Holder will be required to update such forms and certifications from time to time as required by law.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different treatment.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (a “USRPI”), by reason of our status as a U.S. real property holding corporation (a “USRPHC”), for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock. Generally, a domestic corporation is a USRPHC, on any applicable determination date, the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other business assets.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other

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business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the taxable disposition occurs, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant disposition by a Non-U.S. holder occurs, such Non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different treatment.

Information Reporting and Backup Withholding

Payments of distributions on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers by a Non-U.S. Holder generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such holder is a United States person, payments of distributions or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such distribution, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be

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imposed on dividends on, or (subject to the discussion of certain proposed Treasury Regulations below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) if the foreign entity is not a “foreign financial entity,” the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise establishes that it qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the Code, applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (which may be relied upon by taxpayers until final regulations are issued), which eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

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Underwriting

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                  per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

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We have applied to list our common stock on NYSE under the trading symbol “INST”.

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares

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compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant

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State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

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Legal Matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Thoma Bravo. Kirkland & Ellis LLP represents entities affiliated with Thoma Bravo in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Cooley LLP, Palo Alto, California.

Experts

The consolidated financial statements as of December 31, 2020 (Successor) and 2019 (Predecessor), and for the period from April 1, 2020 through December 31, 2020 (Successor), January 1, 2020 through March 31, 2020 (Predecessor) and the years ended December 31, 2019 and 2018 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, to the extent indicated in their report thereon appearing elsewhere herein, and have been included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Certica Holdings, LLC and Subsidiaries as of June 30, 2020 and for the year ended June 30, 2020, included in this Prospectus and Registration Statement have been audited by CRR, LLP, an independent public accounting firm, to the extent indicated in their report thereon appearing elsewhere herein, and have been included in the reliance upon such report given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above.

We also maintain a website at www.instructure.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2021 (Unaudited, Successor), December 31, 2020 (Successor) and December 31, 2019 (Predecessor)	F-5

Consolidated Statements of Operations for the three months ended March 31, 2021 (Unaudited, Successor), the three months ended March 31, 2020 (Unaudited, Predecessor), the periods from April 1, 2020 to December 31, 2020 (Successor), January 1, 2020 to March 31, 2020 (Predecessor) and for the years ended December 31, 2019 and 2018 (Predecessor)

F-6

Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2021 (Unaudited, Successor), the three months ended March 31, 2020 (Unaudited, Predecessor), the periods from April 1, 2020 to December 31, 2020 (Successor), January 1, 2020 to March 31, 2020 (Predecessor) and for the years ended December 31, 2019 and 2018 (Predecessor)

F-7

Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2021 (Unaudited, Successor), the periods from April 1, 2020 to December 31, 2020 (Successor), January 1, 2020 to March 31, 2020 (Predecessor) and for the years ended December 31, 2019 and 2018 (Predecessor)

F-8

Consolidated Statements of Cash Flows for the three months ended March 31, 2021 (Unaudited, Successor), the three months ended March 31, 2020 (Unaudited, Predecessor), the periods from April 1, 2020 to December 31, 2020 (Successor), January 1, 2020 to March 31, 2020 (Predecessor) and for the years ended December 31, 2019 and 2018 (Predecessor)

F-9
Notes to Consolidated Financial Statements	F-11

CERTICA HOLDINGS, LLC

Independent Auditor’s Report	F-52
Consolidated Balance Sheet for the year ended June 30, 2020	F-53
Consolidated Statement of Operations for the year ended June 30, 2020	F-54
Consolidated Statement of Members’ Equity for the year ended June 30, 2020	F-55
Consolidated Statement of Cash Flows for the year ended June 30, 2020	F-56
Notes to Consolidated Financial Statements	F-57

Consolidated Balance Sheet as of September 30, 2020	F-82
Consolidated Statement of Operations for the three months ended September 30, 2020	F-83
Consolidated Statement of Members’ Equity for the three months ended September 30, 2020	F-84
Consolidated Statement of Cash Flows for the three months ended September 30, 2020	F-85
Notes to Consolidated Financial Statements	F-86

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Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Instructure Intermediate Holdings I, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Instructure Intermediate Holdings I, Inc. (the Successor or the Company) as of December 31, 2020 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the period from April 1, 2020 through December 31, 2020, and the related notes. We have also audited the accompanying consolidated balance sheet of the Predecessor as of December 31, 2019, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the period from January 1, 2020 through March 31, 2020, and the years ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the period from April 1, 2020 through December 31, 2020, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Predecessor at December 31, 2019, and the results of its operations and its cash flows for the period from January 1, 2020 through March 31, 2020, and the years ended December 31, 2019 and 2018, in conformity with U.S. generally accepted accounting principles.

Adoption of Accounting Standards Update (ASU) No. 2016-02

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allocating revenue in contracts with multiple performance obligations

Description of the Matter

As described in Note 1 to the consolidated financial statements, many of the Company’s contracts with customers contain multiple performance obligations, which are accounted for separately if they are distinct. In such cases, the transaction price is allocated to the separate performance obligations based on their relative standalone selling prices. Management estimates the standalone selling prices based on the Company’s overall pricing objectives and considers significant pricing practices, including discounting, geographical location, the size and volume of transactions, the customer type, price lists, and historical standalone sales. The Company analyzes standalone selling prices on a periodic basis to identify if it has experienced significant changes in standalone selling prices.

In contracts that include multiple products or services, auditing the identification of distinct performance obligations and the allocation of transaction price is challenging. For example, contracts containing nonstandard terms and conditions require judgment in identifying the distinct performance obligations in the contract, and the appropriate timing of revenue recognition for such performance obligations. Management’s estimates of the standalone selling prices used to allocate the transaction price are sensitive to changes in management’s business practices, such as pricing strategies. Such changes can have a significant impact on the determination of standalone selling price.

How We Addressed the Matter in Our Audit	Our audit procedures included, among others, an evaluation of management’s assessment of performance obligations. In conjunction with this assessment, we inspected a sample of customer contracts and reviewed management’s assessment of nonstandard terms and identification of performance obligations. We then tested the period over which management determined the revenue associated with each performance obligation should be recognized, as well as the standalone selling prices assigned to those performance obligations for purposes of allocating the transaction price. In testing the Company’s estimate of standalone selling prices, we evaluated the accuracy and completeness of the underlying data used in management’s analysis. This evaluation included assessing the effect of the Company’s pricing practices for various transaction sizes and volumes across different customer types and geographical locations.

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Business combination

Description of the Matter

As discussed in Note 1 and 3 to the consolidated financial statements, during 2020, Instructure, Inc. was acquired by Instructure Parent, L.P., for total purchase consideration of $1,904 million. The transaction was accounted for in accordance with the acquisition method of accounting for business combinations.

Auditing the Company’s accounting for this business combination was complex due to the significant estimation required by management in determining the fair value of the acquired intangible assets. The significant estimation was primarily due to the judgmental nature of the inputs to the valuation models used to measure the fair value of these intangible assets, as well as the sensitivity of the respective fair values to the underlying significant assumptions. The Company used the discounted cash flow method to measure the fair value of these intangible assets. Significant assumptions used in these valuation models included forecasted revenue and expenses, discount rates, profit margins and the retention rates. Each were considered highly subjective, as they represented estimates of future performance and other future company activity, which can vary significantly from past performance, and can be affected by third-party competition and technological innovation, among other factors.

How We Addressed the Matter in Our Audit	Among other procedures, we read the purchase agreement and assessed the completeness of identified intangible assets. We also evaluated forecasts used in determining the acquisition date fair values. We considered the historical accuracy of management’s estimates in other acquisitions. We tested the significant assumptions used in the valuation models and tested the completeness and accuracy of the underlying data supporting the assumptions and estimates. We compared the significant assumptions, including prospective financial information, to the historical performance of the acquired entity and other comparable guideline companies within the same industry. We involved valuation specialists to assist in our evaluation of the selection of the valuation model and the significant assumptions used in the model, and to assist us in performing mathematical checks of the valuation.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.

Salt Lake City, Utah

March 23, 2021

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Consolidated Balance Sheets

(in thousands, except per share data)

	Successor	Successor	Predecessor
	March 31,	December 31,	December 31,
	2021	2020	2019
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$83,012	$146,212	$101,236
Short-term marketable securities	—	—	15,584
Accounts receivable—net	29,718	47,315	38,029
Prepaid expenses	32,400	12,733	9,809
Deferred commissions	7,979	6,663	10,256
Assets held for sale	—	57,334	—
Other current assets	3,712	3,083	8,211

Total current assets	156,821	273,340	183,125
Property and equipment, net	9,680	11,289	28,076
Right-of-use assets	21,662	26,904	36,514
Goodwill	1,172,395	1,172,395	69,614
Intangible assets, net	721,984	755,349	32,513
Noncurrent prepaid expenses	5,064	6,269	4,558
Deferred commissions, net of current portion	15,238	16,434	12,303
Other assets	6,256	6,651	797

Total assets	$2,109,100	$2,268,631	$367,500

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$11,164	$13,302	$14,619
Accrued liabilities	17,250	23,638	11,142
Lease liabilities	6,170	6,037	6,554
Long-term debt, current	5,639	6,118	—
Liabilities held for sale	—	11,834	—
Deferred revenue	142,220	192,864	145,045

Total current liabilities	182,443	253,793	177,360
Long-term debt, net of current portion	772,442	820,925	—
Deferred revenue, net of current portion	13,220	12,015	2,710
Lease liabilities, net of current portion	28,894	30,670	41,793
Deferred tax liabilities	49,085	58,601	—
Other long-term liabilities	6,000	4,643	80

Total liabilities	1,052,084	1,180,647	221,943

Commitments and contingencies
Stockholders’ equity:
Predecessor: Preferred stock, par value of $0.0001 per share; 10,000 shares authorized as of December 31, 2019; no shares issued and outstanding as of December 31, 2019	—	—	—
Predecessor: Common stock, par value of $0.0001 per share; 200,000 shares authorized as of December 31, 2019; 38,257 shares issued and outstanding as of December 31, 2019	—	—	3
Successor: Common stock, par value of $0.01 per share; 1 share authorized as of March 31, 2021 and December 31 ,2020; 1 share issued and outstanding as of March 31, 2021 and December 31, 2020	—	—	—
Additional paid-in capital	1,268,068	1,265,965	493,795
Accumulated deficit	(211,052)	(177,981)	(348,241)

Total stockholders’ equity	1,057,016	1,087,984	145,557

Total liabilities and stockholders’ equity	$2,109,100	$2,268,631	$367,500

See accompanying notes.

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
Revenue:
Subscription and support	$86,354	$65,968	$209,148	$65,968	$236,241	$188,501
Professional services and other	7,626	5,421	21,525	5,421	22,232	21,043

Total revenue	93,980	71,389	230,673	71,389	258,473	209,544

Cost of revenue:
Subscription and support	39,884	19,699	108,603	19,699	64,170	46,706
Professional services and other	5,750	4,699	15,547	4,699	18,656	15,137

Total cost of revenue	45,634	24,398	124,150	24,398	82,826	61,843

Gross profit	48,346	46,991	106,523	46,991	175,647	147,701

Operating expenses:
Sales and marketing	41,222	27,010	125,650	27,010	121,643	97,481
Research and development	17,089	19,273	51,066	19,273	83,526	59,391
General and administrative	13,351	17,295	62,572	17,295	56,471	35,602
Impairment of held-for-sale goodwill	—	—	29,612	—	—	—
Impairment on disposal group	1,218	—	10,166	—	—	—

Total operating expenses	72,880	63,578	279,066	63,578	261,640	192,474

Loss from operations	(24,534)	(16,587)	(172,543)	(16,587)	(85,993)	(44,773)

Other income (expense):
Interest income	27	313	49	313	1,795	2,413
Interest expense	(17,271)	(8)	(50,921)	(8)	(16)	(68)
Other income (expense), net	(634)	(5,738)	1,510	(5,738)	(225)	(698)

Total other income (expense), net	(17,878)	(5,433)	(49,362)	(5,433)	1,554	1,647

Loss before income tax benefit (expense)	(42,412)	(22,020)	(221,905)	(22,020)	(84,439)	(43,126)
Income tax benefit (expense)	9,341	(183)	43,924	(183)	3,620	(339)

Net loss	$(33,071)	$(22,203)	$(177,981)	$(22,203)	$(80,819)	$(43,465)
Net loss per common share (Successor) / common share (Predecessor Periods), basic and diluted	$(33,071)	$(0.58)	$(177,981)	$(0.58)	$(2.19)	$(1.27)

Weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders	—	38,369	—	38,369	36,892	34,248

Weighted-average common shares used in computing basic and diluted net loss per common share attributable to common stockholders	1	—	1	—	—	—

See accompanying notes.

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
Net loss	$(33,071)	$(22,203)	$(177,981)	$(22,203)	$(80,819)	$(43,465)
Other comprehensive income (loss):		—
Net change in unrealized gains (losses) on marketable securities	—	—	—	—	8	(7)

Comprehensive loss	$(33,071)	$(22,203)	$(177,981)	$(22,203)	$(80,811)	$(43,472)

See accompanying notes.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Consolidated Statements of Stockholders’ Equity

(in thousands)

	Common Stock, $0.0001 Par Value		Common Stock, $0.01 Par Value		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Predecessor Balances at December 31, 2017	30,860	$3	—	$—	$250,899	$(1)	$(223,957)	$26,944
Exercise of common stock options	845	—	—	—	6,281	—	—	6,281
Vesting of restricted stock units	609	—	—	—	—	—	—	—
Purchase of ESPP shares	203	—	—	—	6,186	—	—	6,186
Stock-based compensation	—	—	—	—	23,115	—	—	23,115
Common stock and options issued in acquisition	2	—	—	—	—	—	—	—
Secondary offering	2,875	—	—	—	109,789	—	—	109,789
Unrealized loss on marketable securities	—	—	—	—	—	(7)	—	(7)
Shares withheld for tax withholding on vesting of restricted stock	(8)	—	—	—	(405)	—	—	(405)
Net loss	—	—	—	—	—	—	(43,465)	(43,465)

Predecessor Balances at December 31, 2018	35,386	3	—	—	395,865	(8)	(267,422)	128,438
Exercise of common stock options	701	—	—	—	6,601	—	—	6,601
Vesting of restricted stock units	1,387	—	—	—	—	—	—	—
Purchase of ESPP shares	189	—	—	—	6,267	—	—	6,267
Stock-based compensation	—	—	—	—	58,287	—	—	58,287
Common stock and options issued in acquisition	666	—	—	—	30,012	—	—	30,012
Unrealized gain on marketable securities	—	—	—	—	—	8	—	8
Shares withheld for tax withholding on vesting of restricted stock	(72)	—	—	—	(3,237)	—	—	(3,237)
Net loss	—	—	—	—	—	—	(80,819)	(80,819)

Predecessor Balances at December 31, 2019	38,257	3	—	—	493,795	—	(348,241)	145,557
Exercise of common stock options	131	—	—	—	1,067		—	1,067
Vesting of restricted stock units	233	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	7,308	—	—	7,308
Shares withheld for tax withholding on vesting of restricted stock	(29)	—	—	—	(1,413)	—	—	(1,413)
Net loss	—	—	—	—	—	—	(22,203)	(22,203)

Predecessor Balances at March 31, 2020	38,592	3	—	—	500,757	—	(370,444)	130,316
Cancellation of Predecessor equity	(38,592)	(3)	—	—	(500,757)	—	370,444	(130,316)
Take-Private Transaction	—	—	1,000	—	1,140,788	—	—	1,140,788
Additional capital contribution	—	—	—	—	116,452	—	—	116,452
Stock-based compensation	—	—	—	—	8,725	—	—	8,725
Net loss	—	—	—	—	—	—	(177,981)	(177,981)

Successor Balances at December 31, 2020	—	—	1,000	—	1,265,965	—	(177,981)	1,087,984
Repurchase of TopCo Units	—	—	—	—	(563)	—	—	(563)
Stock-based compensation	—	—	—	—	2,666	—	—	2,666
Net loss	—	—	—	—	—	—	(33,071)	(33,071)

Successor Balances at March 31, 2021 (Unaudited)	—	$—	1,000	$—	$1,268,068	$—	$(211,052)	$1,057,016

See accompanying notes.

CONFIDENTIAL TREATMENT REQUESTED

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31,	Three Months Ended March 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
Operating Activities:
Net loss	$(33,071)	$(22,203)	$(177,981)	$(22,203)	$(80,819)	$(43,465)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	939	2,982	3,630	2,982	10,642	8,749
Amortization of intangible assets	33,365	2,620	95,315	2,620	9,335	2,786
Amortization of debt discount and issuance costs	609	—	1,508	—	9	19
Change in fair value of mark-to-market liabilities	—	—	—	—	—	(1,266)
Impairment on disposal group	1,218	—	10,166	—	—	—
Impairment of held-for-sale goodwill	—	—	29,612	—	—	—
Stock-based compensation	2,633	7,109	8,685	7,109	56,512	22,747
Deferred income taxes	(9,380)	—	(43,924)	—	—	—
Other	1,321	1,959	1,641	1,959	(656)	(437)
Changes in assets and liabilities, net of acquired assets and liabilities:
Accounts receivable, net	16,906	11,903	(19,947)	11,903	(2,217)	(2,643)
Prepaid expenses and other assets	(18,921)	(25,121)	26,948	(25,121)	(6,836)	(2,553)
Deferred commissions	(52)	1,469	(24,537)	1,469	(2,679)	(1,384)
Right-of-use assets	5,242	4,509	7,989	4,509	2,716	—
Accounts payable and accrued liabilities	(8,633)	2,187	(4,499)	2,187	13,039	(2,805)
Deferred revenue	(50,486)	(36,983)	122,157	(36,983)	22,166	19,008
Lease liabilities	(1,643)	(7,489)	(2,836)	(7,489)	(2,362)	—
Deferred rent	—	—	—	—	—	1,342
Other liabilities	1,221	—	2,957	—	11	—

Net cash provided by (used in) operating activities	(58,732)	(57,058)	36,884	(57,058)	18,861	98

Investing Activities:
Purchases of property and equipment	(411)	(732)	(1,634)	(732)	(10,243)	(11,132)
Proceeds from sale of property and equipment	9	19	81	19	103	88
Purchases of marketable securities	—	—	—	—	(28,259)	(113,860)
Maturities of marketable securities	—	15,584	—	15,584	63,000	61,600
Sale of marketable securities	—	—	—	—	8,786	—
Proceeds from business disposal	46,018	—	—	—	—	—
Business acquisitions, net of cash received	—	—	(2,025,237)	—	(54,963)	—

Net cash provided by (used in) investing activities	45,616	14,871	(2,026,790)	14,871	(21,576)	(63,304)

Financing Activities:
Proceeds from common stock offerings, net of offering costs	—	—	—	—	—	109,789
Proceeds from issuance of common stock from employee equity plans	—	1,067	—	1,067	12,868	12,467
Shares repurchased for tax withholdings on vesting of restricted stock	—	(1,413)	—	(1,413)	(3,237)	(405)
Payments for financing costs	—	—	—	—	—	(18)
Proceeds from issuance of term debt, net of discount	—	—	830,729	—	—	—
Proceeds from capital contributions	—	—	1,257,240	—	—	—
Repurchase of TopCo units	(563)	—	—	—	—	—
Repayments of long-term debt	(49,542)	—	(5,813)	—	—	—

Net cash provided by (used in) financing activities	(50,105)	(346)	2,082,156	(346)	9,631	121,833

Net increase (decrease) in cash, cash equivalents and restricted cash	(63,221)	(42,533)	92,250	(42,533)	6,916	58,627
Cash, cash equivalents and restricted cash, beginning of period	150,953	101,236	58,703	101,236	94,320	35,693

Cash, cash equivalents and restricted cash, end of period	$87,732	$58,703	$150,953	$58,703	$101,236	$94,320

Supplemental cash flow disclosure:
Cash paid for taxes	$77	$32	$296	$32	$247	$198
Cash paid for interest	$16,672	$—	$49,227	$—	$—	$—
Non-cash investing and financing activities:
Capital expenditures incurred but not yet paid	$17	$79	$—	$79	$316	$373
Issuance of common stock for acquisitions	$—	$—	$—	$—	$30,012	$—
Consideration not yet paid in connection with the acquisition of Portfolium, net	$—	$—	$—	$—	$50	$—

See accompanying notes.

CONFIDENTIAL TREATMENT REQUESTED

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Consolidated Statements of Cash Flows

(in thousands)

The following provides a reconciliation of Cash, Cash Equivalents and Restricted Cash to the amounts reported on the consolidated balance sheets. Restricted cash has been disclosed in Other assets as it is associated with letters of credit obtained to secure office space from our various lease agreements and other contractual arrangements (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31,	Period from January 1 to March 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
Cash and equivalents	$83,012	$53,889	$146,212	$53,889	$101,236	$94,320
Restricted cash	4,720	4,814	4,741	4,814	—	—

Total cash, cash equivalents, and restricted cash	$87,732	$58,703	$150,953	$58,703	$101,236	$94,320

See accompanying notes.

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Organization

On March 24, 2020, Instructure Parent, L.P. (“TopCo”) acquired 100 percent of Instructure, Inc.’s stockholder equity. Instructure Intermediate Holdings I, Inc. is a wholly-owned subsidiary of TopCo and was formed on January 14, 2020 by the Thoma Bravo Fund XIII, L.P. (“Thoma Bravo”) for the purpose of purchasing (the “Take- Private Transaction”) Instructure, Inc. and had no operations prior to the Take-Private Transaction. As a result of the Take-Private Transaction, the accompanying consolidated financial statements are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented and are therefore not comparable. The period from January 1, 2020 through March 31, 2020 and the years ended December 31, 2019 and December 31, 2018 (the “Predecessor 2020 Period,” “Predecessor 2019 Period,” and “Predecessor 2018 Period” respectively, and together, the “Predecessor Periods”) includes all of the accounts of Instructure, Inc. (the “Predecessor”) and the period after March 31, 2020 (the “Successor 2020 Period”) includes all of the accounts from Instructure Intermediate Holdings I, Inc. (the “Successor”). For accounting purposes, the “Acquisition Date” has been designated as March 31, 2020, as the operating results and change in financial position for the intervening period is not material. Except as otherwise stated, the financial information, accounting policies, and activities of the Successor and the Predecessor are referred to as those of the company (the “Company” or “Instructure”). See Note 3—Acquisitions for further information.

From the inception of a teacher’s lesson through a student’s mastery of a concept, Instructure personalizes, simplifies, organizes, and automates the entire learning lifecycle through the power of technology. Our learning platform delivers the elements that leaders, teachers, and learners need—a next-generation Learning Management System, robust assessments for learning, actionable analytics, and engaging, dynamic content. We offer our platform through a Software-as-a-Service, or SaaS, business model. Instructure, Inc. was incorporated in the state of Delaware in September 2008. We are headquartered in Salt Lake City, Utah, and have wholly-owned subsidiaries in the United Kingdom, Australia, the Netherlands, Hong Kong, Sweden, Brazil, Mexico and Hungary.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The accompanying consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated balance sheet as of March 31, 2021 (Successor), the interim consolidated statements of operations, comprehensive loss, and cash flows for the three months ended March 31, 2021 (Successor) and 2020 (Predecessor) and the interim consolidated statements of stockholders’ equity for the three months ended March 31, 2021 (Successor), and amounts relating to the interim periods included in the accompanying notes to the interim consolidated financial statements are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management’s opinion, includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s consolidated balance sheet as of March 31, 2021 and its results of operations and cash flows for the three months ended March 31, 2021 (Successor) and 2020 (Predecessor). The results for the three months ended March 31, 2021 are not necessarily indicative of the results expected for the fiscal year or any other periods.

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Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Such estimates, which we evaluate on an on-going basis, include provisions for credit losses, useful lives for property and equipment and intangible assets, valuation of marketable securities, valuation allowances for net deferred income tax assets, valuation of stock-based compensation and common stock, the standalone selling price of performance obligations, the fair value of identified assets and liabilities acquired in business combinations and the determination of the period of benefit for deferred commissions. We base our estimates on historical experience and on various other assumptions which we believe to be reasonable.

Operating Segments

We operate in a single operating segment, cloud-based learning management, assessment and performance systems. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision makers, or CODMs, which are our chief executive officer and chief financial officer, in deciding how to allocate resources and assess performance. Our CODMs evaluate our financial information and resources and assess the performance of these resources on a consolidated basis. Since we operate in one operating segment, all required financial segment information can be found on the consolidated financial statements.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders in both the Successor Periods and the Predecessor Periods is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, less the weighted-average unvested common stock subject to repurchase or forfeiture. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock and common stock warrants are considered to be common stock equivalents in the Predecessor Periods.

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Notes to Consolidated Financial Statements

A reconciliation of the denominator used in the calculation of basic and diluted net loss per share is as follows (in thousands, except per share amounts):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31,	Three Months Ended March 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
Numerator:
Net loss	$(33,071)	$(22,203)	$(177,981)	$(22,203)	$(80,819)	$(43,465)

Denominator:
Weighted-average common shares (Successor 2020 Period) and common shares (Predecessor Periods) outstanding—basic	1	38,369	1	38,369	36,892	34,248

Total weighted-average common shares (Successor 2020 Period) and common shares (Predecessor Periods) outstanding—basic	1	38,369	1	38,369	36,892	34,248

Dilutive effect of share equivalents resulting from stock options, unvested restricted stock awards and common stock warrants	—	—	—	—	—	—

Weighted-average common shares (Successor 2020 Period) and common shares (Predecessor Periods) outstanding—diluted	1	38,369	1	38,369	36,892	34,248

Net loss per common share (Successor 2020 Period) and common share (Predecessor Periods)	$(33,071)	$(0.58)	$(177,981)	$(0.58)	$(2.19)	$(1.27)

For the unaudited three months ended March 31, 2020 (Predecessor), the Predecessor 2020 Period and the Predecessor Periods, we incurred net losses and, therefore, the effect of our outstanding options to purchase common stock and restricted stock units were not included in the calculation of diluted net loss per share as the effect would be anti-dilutive. We also incurred losses in the unaudited three months ended March 31, 2021 (Successor) and the Successor 2020 Period, and there were no other shares or equity awards outstanding. The following table contains share totals with a potentially dilutive impact (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31,	Three Months Ended March 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
Options to purchase common stock	—	470	—	470	601	1,303
Restricted stock units	—	2,116	—	2,116	2,584	1,690
Employee stock purchase plan	—	—	—	—	14	19

Total	—	2,586	—	2,586	3,199	3,012

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

Concentration of Credit Risk, Significant Customers and International Operations

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and accounts receivable. We deposit cash with high credit quality financial institutions, which at times, may exceed federally insured amounts. We have not experienced any losses on our deposits. We perform ongoing credit evaluations of our customers’ financial condition and generally require no collateral from our customers. We review the expected collectability of accounts receivable and record a provision for credit losses for amounts that we determine are not collectible.

There were no customers with revenue as a percentage of total revenue exceeding 10% for the periods presented.

As of March 31, 2021 (unaudited), December 31, 2020 and 2019, our largest customers’ outstanding net accounts receivable balance as a percentage of the total outstanding net accounts receivable balance represented 11.6%, 11.3% and 8.4%, respectively. There were no other customers with outstanding net accounts receivable balances as a percentage of the total outstanding net accounts receivable balance greater than 10% as of March 31, 2021 (unaudited), December 31, 2020 and 2019.

Our long-term growth strategy involves further expansion of our sales to customers outside of the United States, which will cause our business to be susceptible to risks associated with international operations. Refer to Note 8—Disaggregated Revenue for details.

Cash, Cash Equivalents and Restricted Cash

We consider all short-term highly liquid investments purchased with original maturities of three months or less at the time of acquisition to be cash equivalents.

Marketable Securities

We hold investments in marketable securities, consisting of corporate debt securities and commercial paper. We classify our marketable securities as available-for-sale investments as we neither buy and hold securities for the purpose of selling them in the near future nor intend to hold securities to maturity. We classify our marketable securities as short term on the consolidated balance sheets for all purchased investments with contractual maturities that are less than one year as of the balance sheet date. Our marketable securities are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive income in stockholders’ equity. Unrealized losses are charged against other income, net when a decline in fair value is determined to be other-than-temporary. We have not recorded any such impairment charge in the periods presented. We determine realized gains or losses on sale or maturity of marketable securities on a specific identification method, and record such gains or losses as other income, net.

Provision for Credit Losses

Provision for credit losses consist of bad debt expense associated with our accounts receivable balance. These losses are recorded in general and administrative in our consolidated statements of operations.

We are exposed to credit losses primarily through our receivables from customers. We develop estimates to reflect the risk of credit loss which are based on historical loss trends adjusted for asset specific attributes, current conditions and reasonable and supportable forecasts of the economic conditions that will exist through the contractual life of the financial asset. We monitor our ongoing credit exposure through an active review of

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Notes to Consolidated Financial Statements

collection trends. Our activities include monitoring the timeliness of payment collection, managing dispute resolution and performing timely account reconciliations. Our provisions for credit loss balances at March 31, 2021 (unaudited), December 31, 2020 and 2019 were $901,000, $902,000 and $871,000, respectively.

The following is a roll-forward of our provision for credit losses (in thousands):

	Balance Beginning of Period	Charged to Costs or Expenses	Deductions(1)	Balance at End of Period
Provision for Credit Losses
Successor period from January 1 to March 31, 2021 (Unaudited)	$902	26	(27)	$901
Successor period from April 1 to December 31, 2020	$—	$1,006	$(104)	$902
Predecessor period from January 1 to March 31, 2020	$871	$323	$(163)	$1,031
Predecessor year ended December 31, 2019	$1,092	$377	$(598)	$871
Predecessor year ended December 31, 2018	$318	$1,399	$(625)	$1,092

(1)	Deductions include actual accounts written-off, net of recoveries and revaluations of foreign currencies.

Property and Equipment and Intangible Assets

Property and equipment are stated at cost less accumulated depreciation. Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized.

Repairs and maintenance costs that do not extend the useful life or improve the related assets are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or over the related lease terms (if shorter). The estimated useful life of each asset category is as follows:

Estimated Useful Life
Computer and office equipment	2-3 years
Purchased software	2-3 years
Furniture and fixtures	2-5 years
Capitalized software development costs	3 years
Leasehold improvements and other	lesser of lease term or useful life

Certain costs incurred to develop software applications used in the cloud-based learning, assessment, development and engagement system are capitalized and included in property and equipment, net on the balance sheets. Capitalizable costs consist of (1) certain external direct costs of materials and services incurred in developing or obtaining internal-use software; and (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project. These costs generally consist of internal labor during configuration, coding and testing activities. Research and development costs incurred during the preliminary project stage, or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs, are expensed as incurred. Costs that cannot be separated between the maintenance of, and relatively minor upgrades and enhancements to, internal-use software are also expensed as incurred. Costs incurred during the application development stage that significantly enhance and add new functionality to the cloud-based learning, assessment, development and engagement system are capitalized as capitalized software development costs. Capitalization begins when: (1) the preliminary project stage is complete; (2) management with the relevant authority authorizes and commits to the funding of the software project; (3) it is probable the project will be completed; (4) the software will be used to perform the functions intended; and (5) certain functional and quality standards have been met.

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Notes to Consolidated Financial Statements

Acquired finite-lived intangibles are amortized on a straight-line basis over the estimated useful life of the asset, which ranges from three to ten years.

When there are indicators of potential impairment, we evaluate recoverability of the carrying values of property and equipment and intangible assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds our estimated undiscounted future net cash flows, an impairment charge is recognized based on the amount by which the carrying value of the asset exceeds the fair value of the asset. We did not incur any impairment charges during the periods presented.

Leases

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”) using the modified retrospective approach with the effective date as of the date of initial application. We enter into operating lease arrangements for real estate assets related to office space. The Company determines if an arrangement conveys the right to control the use of the identified asset in exchange for consideration. Operating leases are included as right-of-use assets and lease liabilities in the consolidated balance sheets. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term.

Lease payments consist of the fixed payments under the arrangements. Variable costs, such as maintenance and utilities based on actual usage, are not included in the measurement of right-of-use assets and lease liabilities but are expensed when the event determining the amount of variable consideration to be paid occurs. As the implicit rate of the Company’s leases is not determinable, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Lease expense is recognized on a straight-line basis over the lease term.

The Company generally uses the non-cancellable lease term when recognizing the right-of-use assets and lease liabilities unless it is reasonable certain that a renewal option or termination option will be exercised. The Company accounts for lease components and non-lease components as a single component.

Leases with a term of twelve months or less are not recognized on the consolidated balance sheets. The Company recognizes lease expense for these leases on a straight-line basis over the term of the lease.

Fair Value

Our short-term financial instruments include accounts receivable, accounts payable and accrued liabilities and are carried on the consolidated balance sheets as of March 31, 2021 (unaudited), December 31, 2020 and 2019 at amounts that approximate fair value due to their short-term maturity dates.

Goodwill

Goodwill represents the excess cost of the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization, but is tested annually for impairment or more frequently if there are indicators of impairment. Management considers the following potential indicators of impairment: (1) significant underperformance relative to historical or projected future operating results; (2) significant changes in our use of acquired assets or the strategy of our overall business; (3) significant

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Notes to Consolidated Financial Statements

negative industry or economic trends; and (4) a significant decline in our stock price for a sustained period. We operate under one reporting unit and, as a result, evaluate goodwill impairment based on our fair value as a whole. Our annual impairment test performed during the Successor 2020 Period did not result in any impairment of the goodwill balance. We did not recognize an impairment charge in any of the periods presented. We have no other intangible assets with indefinite useful lives.

Revenue Recognition

We adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), as of January 1, 2018. We generate revenue primarily from two main sources: (1) subscription and support revenue, which is comprised of SaaS fees from customers accessing our learning platform and from customers purchasing additional support beyond the standard support that is included in the basic SaaS fees; and (2) related professional services revenue, which is comprised of training, implementation services and other types of professional services. Revenue is recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. The timing of revenue recognition may differ from the timing of invoicing our customers. We record an unbilled receivable, which is included within accounts receivable—net on our consolidated balance sheets, when revenue is recognized prior to invoicing. Unbilled receivable balances as of March 31, 2021 (unaudited), December 31, 2020 and 2019 were $1,734,000, $843,000 and $2,060,000, respectively.

We determined revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, we satisfy a performance obligation

The following describes the nature of our primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions we enter into with our customers.

Subscription and Support

Subscription and support revenue is derived from fees from customers to access our learning platform and support beyond the standard support that is included with all subscriptions. The terms of our subscriptions do not provide customers the right to take possession of the software. Subscription and support revenue is generally recognized on a ratable basis over the contract term. Payments from customers are primarily due annually in advance.

Professional Services and Other

Professional services revenue is derived from implementation, training, and consulting services. Our professional services are typically considered distinct from the related subscription services as the promise to transfer the subscription can be fulfilled independently from the promise to deliver the professional services (i.e., customer receives standalone functionality from the subscription and the customer obtains the intended benefit of the subscription without the professional services). Professional services arrangements are billed in advance, and revenue from these arrangements is typically recognized over time as the services are rendered, using an efforts-expended input method. Implementation services also include nonrefundable upfront setup fees, which are allocated to the remaining performance obligations.

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Notes to Consolidated Financial Statements

Contracts with Multiple Performance Obligations

Many of our contracts with customers contain multiple performance obligations. We account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis. We determine the standalone selling prices based on our overall pricing objectives by reviewing our significant pricing practices, including discounting practices, geographical locations, the size and volume of our transactions, the customer type, price lists, our pricing strategy, and historical standalone sales. Standalone selling price is analyzed on a periodic basis to identify if we have experienced significant changes in our selling prices.

Deferred Commissions

Sales commissions earned by our sales force, as well as related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be generally four years. We determined the period of benefit by taking into consideration our customer contracts, our technology and other factors. Amortization of deferred commissions is included in sales and marketing expenses in the accompanying consolidated statements of operations.

Deferred Revenue

Deferred revenue consists of billings and payments received in advance of revenue recognition generated by our subscription and support services and professional services and other, as described above.

Cost of Revenue

Cost of subscription revenue consists primarily of our managed hosting provider and other third-party service providers, employee-related costs including payroll, benefits and stock-based compensation expense for our operations and customer support teams, amortization of capitalized software development costs and acquired technology, and allocated overhead costs, which we define as rent, facilities and costs related to information technology, or IT.

Cost of professional services and other revenue consists primarily of personnel costs of our professional services organization, including salaries, benefits, travel, bonuses and stock-based compensation, as well as allocated overhead costs.

Service Availability Warranty

We warrant to our customers: (1) that commercially reasonable efforts will be made to maintain the online availability of the platform for a minimum availability in a trailing 365-day period (excluding scheduled outages, standard maintenance windows, force majeure, and outages that result from any technology issue originating from any customer or user); (2) the functionality or features of the platform may change but will not materially degrade during any paid term; and (3) that support may change but will not materially degrade during any paid term. To date, we have not experienced any significant losses under these warranties.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses. Advertising expenses totaled $1,481,000, $1,175,000, $5,489,000, $1,175,000, $12,524,000, and $11,387,000 for the

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Notes to Consolidated Financial Statements

unaudited three months ended March 31, 2021 (Successor) and 2020 (Predecessor), Successor 2020 Period, Predecessor 2020 Period, Predecessor 2019 Period, and Predecessor 2018 Period, respectively.

Stock-Based Compensation

Successor 2020 Period

We determine the grant date fair value for all unit-based awards granted to employees and nonemployees by using an option-pricing model. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s units. Thus, estimating grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility. Stock-based compensation costs for granted units are recognized as expense over the requisite service period, which is generally the vesting period for awards, on a straight-line basis for awards with only a service condition. For granted units subject to performance conditions, the Company records expense when the performance condition becomes probable. Forfeitures are accounted for as they occur.

Predecessor Periods

The Company accounts for all stock options and awards granted to employees and nonemployees using a fair value method. Stock-based compensation is recognized as an expense and is measured at the fair value of the award. The measurement date for employee awards is generally the date of the grant. Stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period for awards, on a straight-line basis for awards with only a service condition. Forfeitures are accounted for as they occur.

During the Predecessor Periods, we used the market closing price of our common stock as reported on the New York Stock Exchange for the fair value of restricted stock units (“RSUs”) granted.

During the Predecessor Periods, we used the Black-Scholes option pricing model to determine the fair value of stock options issued to our employees, as well as purchase rights issued to employees under our ESPP. The Black-Scholes option pricing model is affected by the unit price and a number of assumptions, including the award’s expected life, risk-free interest rate, the expected volatility of the underlying stock and expected dividends.

These assumptions are estimated as follows:

•	Fair Value of Our Common Stock. We rely on the closing price of our common stock as reported by the New York Stock Exchange on the date of grant to determine the fair value of our common stock.

•

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option pricing model on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

•

Expected Term. We estimate the expected term for stock options using the simplified method due to the lack of historical exercise activity for our company. The simplified method calculates the expected term as the mid-point between the vesting date and the contractual expiration date of the award. For the ESPP, we use an expected term of 0.5 years to match the offering period.

•

Volatility. We estimate the price volatility factor based on the historical volatilities of our comparable companies as we do not have a sufficient trading history for our common stock. To determine our comparable companies, we consider public enterprise cloud-based application providers and select

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Notes to Consolidated Financial Statements

those that are similar to us in size, stage of life cycle, and financial leverage. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation. For the ESPP, we use the trading history of our own common stock to determine expected volatility.

•	Expected Dividend Yield. We have not paid and do not expect to pay dividends for the foreseeable future.

Business Combinations

We estimate the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in a foreign currency are revalued into U.S. dollars at the exchange rates in effect at the balance sheet dates. Income and expense accounts are revalued on the date of the transaction using the exchange rate in effect on the transaction date. Non-monetary assets, liabilities, and equity transactions are converted at historical exchange rates in effect at the time of the transaction. Foreign currency transaction gains and losses are recorded in other income, net on the consolidated statements of operations.

Research and Development

With the exception of capitalized software development costs, research and development costs are expensed as incurred.

Risks and Uncertainties

We are subject to all of the risks inherent in an early stage business. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, dependence on the development of new services, unfavorable economic and market conditions, changes in level of demand for our services, and the timing of new application introductions. If we fail to anticipate or to respond adequately to technological developments in our industry, changes in customer or supplier requirements, or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of services, our business could be harmed.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and our deferred tax assets and liabilities.

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Notes to Consolidated Financial Statements

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Accordingly, the need to establish such allowance is assessed periodically by considering matters such as future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and results of recent operations. The evaluation of recoverability of the deferred tax assets requires that we weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified.

In recognizing tax benefits from uncertain tax positions, we assess whether it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we expand internationally, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items, and as a result, we may record unrecognized tax benefits in the future. At that time, we would make adjustments to these potential future reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. Our estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent that the final tax outcome of these matters would be different to the amounts we may potentially record in the future, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Assets and Liabilities Held for Sale

Assets and liabilities meeting the accounting requirements to be classified as held for sale are presented as single asset and liability amounts in our consolidated balance sheets at the lower of cost or fair value, less costs to sell. We assess all assets and liabilities held for sale each reporting period they remain classified as held for sale to determine whether the existing carrying amounts are fully recoverable in comparison to estimated fair values. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. The remeasurement of assets and liabilities held for sale is classified as a Level 3 fair value assessment as described in Note 13—Fair Value of Financial Instruments.

Recent Accounting Pronouncements

Adopted accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“Topic 606”). Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“Topic 605”), and requires the recognition of revenue as promised goods or services are transferred to customers in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs - Contracts with Customers, which requires the deferral of incremental costs of obtaining a contract with a customer. Collectively, we refer to Topic 606 and Subtopic 340-40 as the “new standard”.

We adopted the new standard as of January 1, 2018, utilizing the full retrospective method of transition. As a result, we recognized the cumulative effect of initially applying the new standard as an adjustment to the opening balance of equity on January 1, 2016. We have changed our accounting policy for revenue recognition as detailed above.

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Notes to Consolidated Financial Statements

We applied Topic 606 retrospectively using the following practical expedients in paragraph ASC 606-10-65-1(f). We do not disclose the amount of consideration allocated to the remaining performance obligations or an explanation of when we expect to recognize that amount as revenue for all reporting periods presented before the date of the initial application – i.e. January 1, 2018. Further, we do not retrospectively restate contracts modified before the beginning of the earliest reporting period presented but reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented.

The primary impact of adopting the new standard related to the deferral of incremental commission costs to obtain customer contracts and the removal of the contingent revenue limitation. We previously expensed sales commission costs as incurred. Under the new standard, we capitalize and amortize these costs over a period of benefit that we have determined to be generally four years. We were also previously limiting the amount of revenue recognized for delivered elements to the amount that was not contingent on the future delivery of products or services, or subject to our future performance. Under the new standard, there is no requirement to limit the allocated transaction price to non-contingent amounts, therefore, we record unbilled revenue when transferred services are more than amounts billable to customers.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Topic 842, which establishes a comprehensive new lease accounting model. Under the new guidance, at the commencement date, lessees are required to recognize a lease liability with a corresponding right-of-use (“ROU”) asset.

On January 1, 2019, the Company adopted Topic 842 using the modified retrospective approach with the effective date as of the date of initial application. Consequently, results for the year ended December 31, 2019 are presented under Topic 842. No prior period amounts were adjusted and continue to be reported in accordance with previous lease guidance, ASC Topic 840, Leases. The Company elected to apply the package of practical expedients to not reassess under the new standard prior conclusions about lease identification, lease classification, and initial direct costs in relation to its leases in effect as of January 1, 2019. The Company also elected the practical expedient allowing the use of hindsight in determining the lease term and assessing impairment of right-of-use assets based on all facts and circumstances through the effective date of the new standard.

Adoption of the new standard resulted in recording operating lease right-of-use assets and operating lease liabilities of approximately $34,726,000 and $46,205,000, respectively, in our consolidated balance sheets as of January 1, 2019. Adoption of the standard did not have an impact on the Company’s beginning accumulated deficit, results from operations or cash flows.

Effective January 1, 2019, the Company adopted ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of current stock compensation recognition standards to include share-based payment transactions for acquiring goods and services from nonemployees. The adoption of this guidance did not have a material impact on our consolidated financial statements and related notes.

Effective January 1, 2019, the Company early adopted ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”) using a prospective approach. This guidance aligns the accounting for implementation costs related to a hosting arrangement that is a service contract with the guidance on capitalizing costs associated with developing or obtaining internal-use software. The adoption of this guidance did not have a material impact on our consolidated financial statements and related notes.

Effective January 1, 2020, the Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses, which requires the use of a forward-looking expected credit loss model for accounts receivables, loans and other

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Notes to Consolidated Financial Statements

financial instruments. Credit losses relating to available-for-sale debt securities will also be recorded through a provision for credit losses rather than as a reduction in the amortized cost basis of the securities. The adoption of this guidance did not have a material impact on our consolidated financial statements and related notes.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles and also simplification of areas such as franchise taxes, step up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The standard will be effective for us beginning January 1, 2021. The adoption of this guidance did not have a material impact on our consolidated financial statements and related notes.

2. Property and Equipment

Property and equipment, net of amounts held for sale, consisted of the following (in thousands):

	Successor	Successor	Predecessor
	March 31, 2021	December 31, 2020	December 31, 2019
	(Unaudited)
Computer and office equipment	$2,235	$2,249	$7,503
Purchased software	—	—	1,071
Capitalized software development costs	2,382	2,377	27,420
Furniture and fixtures	1,325	1,296	5,184
Leasehold improvements and other	4,091	7,327	18,708

	10,033	13,249	59,886
Less accumulated depreciation and amortization	(353)	(1,960)	(31,810)

Total	$9,680	$11,289	$28,076

Accumulated amortization for capitalized software development costs was $250,000, $467,000, and $14,314,000 at March 31, 2021 (unaudited), December 31, 2020 and 2019, respectively. Amortization expense for capitalized software development costs for the unaudited three months ended March 31, 2021 (Successor) and 2020 (Predecessor), Successor 2020 Period, Predecessor 2020 Period, Predecessor 2019 Period, and Predecessor 2018 Period was $140,000, $1,752,000, $467,000, $1,752,000, $6,021,000, and $4,563,000 respectively, and is recorded within subscription and support cost of revenue on the consolidated statements of operations.

3. Acquisitions

2020 Acquisitions

Our consolidated financial statements reflect the Take-Private Transaction that occurred on March 24, 2020, which was accounted for as a business combination. The Take-Private Transaction was accounted for in accordance with the acquisition method of accounting for business combinations with TopCo as the acquirer. The acquisition-related costs were expensed in the Predecessor Period, with the exception of $13,984,000 in advisory and consulting costs incurred, which have been accounted for “on the line,” and have not been recognized in the Predecessor’s or Successor’s consolidated financial statements as they were contingent upon the consummation of the Take-Private Transaction.

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Notes to Consolidated Financial Statements

The final allocation of the purchase price was as follows (in thousands):

Consideration transferred
Cash paid	$1,904,064

Total purchase consideration	$1,904,064

Identifiable assets acquired
Cash and cash equivalents	$58,703
Accounts receivable	25,749
Prepaid expenses	44,177
Other assets	5,150
Intangible assets: developed technology	300,000
Intangible assets: customer relationships	395,000
Intangible assets: trade name	130,900
Property and equipment	14,353
Right-of-use assets	34,539

Total assets acquired	$1,008,571

Liabilities assumed
Accounts payable and accrued liabilities	$40,254
Deferred revenue	86,600
Lease liabilities	39,189
Deferred tax liability	88,461
Other liabilities	80

Total liabilities assumed	$254,584

Goodwill	$1,150,077

Total purchase consideration	$1,904,064

On December 22, 2020, we acquired all outstanding shares of Certica Holdings, LLC (“Certica”) for the purpose of enhancing our analytic, assessment, and data management solutions for Kindergarten through 12th grade students. The acquisition did not have a material effect on our revenue or earnings in the consolidated statements of operations for the reporting periods presented. As a result of the acquisition, a provisional deferred tax liability of $15,200,000 was recorded as part of purchase accounting. The deferred tax liability will remain provisional until the Certica tax returns are filed.

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Notes to Consolidated Financial Statements

The following table summarizes the estimated fair values of the consideration transferred, assets acquired and liabilities assumed as of the date of the Certica acquisition (in thousands):

Consideration transferred
Cash paid	$133,416

Total purchase consideration	$133,416

Identifiable assets acquired
Cash	$12,243
Accounts receivable	2,533
Prepaid expenses	1,360
Other assets	537
Intangible assets: developed technology	28,300
Intangible assets: customer relationships	60,900
Intangible assets: trade name	700

Total assets acquired	$106,573

Liabilities assumed
Accounts payable and accrued liabilities	$896
Deferred revenue	7,802
Contingent consideration liability	750
Other liabilities	469
Deferred tax liability	15,170

Total liabilities assumed	$25,087

Goodwill	51,930

Total purchase consideration	$133,416

2019 Acquisitions

On February 21, 2019 and April 5, 2019, we acquired all outstanding shares of Portfolium and MasteryConnect (the “2019 Acquisitions”), respectively, for the purpose of enhancing our learning management system and human capital management offerings. We have included the operating results of the business combinations in our consolidated financial statements since the date of the acquisitions. The acquisitions did not have a material effect on our revenue or earnings in the consolidated statements of operations for the reporting periods presented.

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Notes to Consolidated Financial Statements

The following table summarizes the estimated fair values of the consideration transferred, assets acquired and liabilities assumed as of the date of the Portfolium acquisition (in thousands):

Consideration transferred
Cash paid(2)	$25,552
Common stock	17,133
Fair value of assumed Portfolium awards attributable to pre-combination services	715

Total purchase consideration	$43,400

Identifiable assets acquired
Cash	$604
Accounts receivable	273
Other assets	31
Intangible assets: developed technology	10,016
Intangible assets: customer relationships	8,560
Intangible assets: trade name	2,710

Total assets acquired	$22,194

Liabilities assumed
Accounts payable and accrued liabilities	$115
Deferred revenue	1,535
Deferred tax liability, net(1)	3,911

Total liabilities assumed	$5,561

Goodwill(1)(2)	26,767

Total purchase consideration	$43,400

(1)

During the second quarter of 2019, an adjustment of $1,199,000 was made to the provisional deferred tax liability. During the fourth quarter of 2019, an offsetting adjustment of $280,000 was made to the deferred tax liability, with a corresponding reduction to goodwill, upon finalizing and filing the Portfolium tax return.

(2)

During the third quarter of 2019, we recorded a $330,000 reduction to the provisional cash consideration, with a corresponding reduction to goodwill, as a result of finalizing a working capital adjustment.

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Notes to Consolidated Financial Statements

The following table summarizes the estimated fair values of the consideration transferred, assets acquired and liabilities assumed as of the date of the MasteryConnect acquisition (in thousands):

Consideration transferred
Cash paid	$32,462
Common stock	12,163

Total purchase consideration	$44,625

Identifiable assets acquired
Cash	$2,396
Accounts receivable	495
Other assets	1,919
Intangible assets: developed technology	9,191
Intangible assets: customer relationships	4,453
Intangible assets: trade name	656

Total assets acquired	$19,110

Liabilities assumed
Accounts payable and accrued liabilities	$936
Deferred revenue	3,384
Deferred tax liability, net(1)	659

Total liabilities assumed	$4,979

Goodwill(1)	30,494

Total purchase consideration	$44,625

(1)

During the fourth quarter of 2019, an adjustment of $57,000 was made to the deferred tax liability, with a corresponding reduction to goodwill, upon finalizing and filing the MasteryConnect tax return.

For all acquisitions disclosed above, the excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, none of which is expected to be deductible for tax purposes. The goodwill generated from these transactions is attributable to the expected synergies to be achieved upon consummation of the business combinations and the assembled workforce values. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. Developed technology represents the estimated fair value of the acquired existing technology and is being amortized over its estimated remaining useful life of five years. Amortization of developed technology is included in subscription and support cost of revenue expenses in the accompanying consolidated statements of operations during the unaudited three months ended March 31, 2021 (Successor) and 2020 (Predecessor), Successor 2020 Period and Predecessor Periods. Customer relationships represent the estimated fair value of the acquired customer bases and are amortized over the estimated remaining useful lives ranging from four to seven years. The trade names acquired are amortized over the estimated remaining useful lives ranging from three to ten years. Amortization of customer relationships and trade names is included in sales and marketing expenses in the accompanying consolidated statements of operations. The net deferred tax liability from the 2019 acquisitions provided a source of additional income to support the realizability of our pre-existing deferred tax assets during the Predecessor 2019 Period and as a result, we released a portion of our valuation allowance. This resulted in an income tax benefit of $4,570,000 and an increase to goodwill of the same amount. Due to the step up in book basis of the intangible assets as a result of the Take-Private Transaction, the Company moved from a deferred tax asset position, offset by a full valuation allowance, to an overall net deferred tax liability position of $88,300,000. On December 22, 2020, the Company

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Notes to Consolidated Financial Statements

acquired Certica and recorded an increase to the deferred tax liability of $15,200,000 in purchase accounting due to the step up in book basis of intangible assets as a result of the stock acquisition. We expect the net deferred tax liability to decrease as book amortization expense is recognized on the acquisition-related intangible assets.

The unaudited pro forma financial information in the table below summarizes the combined results of operations for MasteryConnect and Portfolium as if the companies were combined as of January 1, 2018. Furthermore, the unaudited pro forma financial information in the table below summarizes the combined results of operations as if the Take-Private Transaction and Certica acquisition had taken place on January 1, 2019. The unaudited pro forma financial information as presented below is for illustrative purposes and does not purport to represent what the results of operations would actually have been if the business combinations occurred as of the date indicated or what the results would be for any future periods.

	2020	2019	2018
	(in thousands, except per share data)
Pro forma revenue	$351,618	$258,769	$223,325
Pro forma net loss(1)	(195,975)	(291,091)	(55,731)

(1)	Pro forma net loss excludes the deferred income tax benefit from 2019 business combinations in the amount of $4,570,000 for the year ended December 31, 2019.

4. Goodwill and Intangible Assets

Goodwill activity was as follows (in thousands).

Total
Balance as of December 31, 2018	$12,354
Additions (Note 3—Acquisitions)	57,260

Balance as of December 31, 2019	69,614
Cancellation of Predecessor goodwill	(69,614)
Take-Private Transaction (Note 3—Acquisitions)	1,150,077
Additions (Note 3—Acquisitions)	51,930
Impairment (Note 6—Assets and Liabilities Held for Sale)	(29,612)

Balance as of December 31, 2020	$1,172,395

There was no goodwill activity during the unaudited three months ended March 31, 2021 (Successor) and the unaudited balance as of March 31, 2021 (Successor) is $1,172,395.

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Notes to Consolidated Financial Statements

Intangible assets, net of amounts held for sale, consisted of the following (in thousands):

		Successor	Successor	Predecessor
	Weighted- Average Remaining Useful Life	March 31,	December 31,	December 31,
		2021	2020	2019
		(Unaudited)
Domain names	N/A	$—	$—	$1,268
Trademarks	N/A	—	—	120
Software	24 Months	21	23	620
Capitalized learning content	N/A	—	—	400
Trade names	106 Months	125,800	126,383	3,686
Developed technology	49 Months	308,300	310,311	24,527
Customer relationships	73 Months	410,700	413,947	15,923
Accumulated amortization		(122,837)	(95,315)	(14,031)

Total		$721,984	$755,349	$32,513

Amortization expense for intangible assets was $33,365,000, $2,620,000, $95,315,000, $2,620,000, $9,335,000, and $2,786,000 for the unaudited three months ended March 31, 2021 (Successor) and 2020 (Predecessor), Successor 2020 Period, Predecessor 2020 Period, Predecessor 2019 Period and Predecessor 2018 Period, respectively. Amortization expense for capitalized learning content and developed technology is recorded within cost of revenue on the consolidated statements of operations. Amortization expense for trade names and customer relationships is recorded within sales and marketing on the consolidated statements of operations.

Based on the recorded intangible assets at December 31, 2020, estimated amortization expense is expected to be as follows (in thousands):

Years Ending December 31,	Amortization Expense
2021	$133,452
2022	133,452
2023	133,446
2024	133,211
2025	90,499
Thereafter	131,289

Total	$755,349

5. Marketable Securities

Our investment policy is consistent with the definition of available-for-sale securities. We do not buy and hold securities principally for the purpose of selling them in the near future nor do we intend to hold securities to maturity. Rather, our policy is focused on the preservation of capital, liquidity and return. From time to time, we may sell certain securities but the objectives are generally not to generate profits on short-term differences in price.

CONFIDENTIAL TREATMENT REQUESTED

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

The Company did not hold available-for-sale securities at the unaudited March 31, 2021 (Successor), Successor 2020 Period and Predecessor 2020 Period reporting dates, and did not recognize material gross unrealized gains or losses during the respective periods. The following table summarizes, by major security type, our assets that are measured at fair value on a recurring basis during the Predecessor 2019 Period (in thousands):

	Predecessor
	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate debt securities	$11,585	$1	$—	$11,586
Government treasury bills	3,999	—	(1)	3,998

	$15,584	$1	$(1)	$15,584

There were no gross realized gains or losses from the sale or maturity of marketable securities during the unaudited three months ended March 31, 2021 (Successor) and 2020 (Predecessor), Successor 2020 Period and Predecessor Periods.

The Company did not recognize any gross interest income on securities or net accretion income during the unaudited three months ended March 31, 2021 (Successor) and 2020 (Predecessor), Successor 2020 Period or Predecessor 2020 Period. The Company recognized gross interest income on securities of $621,000 and $727,000 in the Predecessor 2019 Period and Predecessor 2018 Period, respectively. Net accretion income was $480,000 and $696,000 during the Predecessor 2019 Period and Predecessor 2018 Period, respectively. Net accretion income was reported within interest income on the consolidated statements of operations.

The estimated fair value of investments by contractual maturity is as follows (in thousands):

	Successor	Predecessor
	December 31,	December 31,
	2020	2019
Due within one year	$—	$15,584

Total	$—	$15,584

6. Assets and Liabilities Held for Sale

We decided to sell getBridge, LLC (“Bridge”), the Company’s corporate learning platform and wholly-owned subsidiary, during the Successor 2020 Period. Historically, Bridge was part of the Company’s single operating segment. The decision to sell Bridge reflects our strategy to focus on our Higher Education and K–12 customers. As of December 31, 2020, the gross proceeds expected from the divestiture were approximately $47,000,000, subject to transaction costs.

As of December 31, 2020 we measured the assets and liabilities held for sale associated with Bridge at the lower of its carrying value or fair value less costs to sell. The Company allocated $29,612,000 of goodwill to Bridge and subsequently recognized an impairment for the full amount during the Successor 2020 Period. The operating results of Bridge do not qualify for reporting as discontinued operations.

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

The following table presents information related to the assets and liabilities that were classified as held for sale at December 31, 2020 (amounts in thousands):

Assets
Net receivables	$228
Deferred commissions, current	576
Other current assets	406
Property and equipment, net	267
Deferred commissions, net of current portion	864
Goodwill	29,612
Net intangible assets	65,159

Total assets held for sale	$97,112
Liabilities
Accrued liabilities	$154
Deferred revenue	11,680

Total liabilities held for sale	$11,834

Total net assets held for sale	$85,278

Total net assets held for sale	$85,278
Estimated fair value less costs to sell	(45,500)

Impairment of held-for-sale assets	$39,778

Total assets held for sale	$97,112
Impairment of held-for-sale goodwill and assets	(39,778)

Adjusted assets held for sale	$57,334

On February 26, 2021 the Company sold Bridge for a total purchase price of $47,000,000. We received cash proceeds net of transaction costs of $46,018,000. The proceeds from this sale were used to pay down the balance of our Term Loan.

During the unaudited three months ending March 31, 2021 (Successor), we recognized a pretax loss on this divestiture of $1,218,000, which is included in operating expenses in the accompanying consolidated statements of operations.

7. Credit Facility

Successor

On March 24, 2020, we entered into a credit agreement with a syndicate of lenders and Golub Capital Markets LLC, as administrative agent and collateral agent, and Golub Capital Markets LLC and Owl Rock Capital Advisors LLC, as joint bookrunners and joint lead arrangers (the “Credit Agreement”). The Credit Agreement provides for a senior secured term loan facility (the “Initial Term Loan”) in an original aggregate principal amount of $775,000,000, which was supplemented by an incremental term loan pursuant to the First Incremental Amendment and Waiver to Credit Agreement, dated as of December 22, 2020, in a principal amount of $70,000,000 (the “Incremental Term Loan” and, together with the Initial Term Loan, the “Term Loan”). The maturity date for the Term Loan is March 24, 2026, with the remaining principal due in full on the maturity date. The Credit Agreement also provides for a senior secured revolving credit facility in an aggregate principal amount of $50,000,000 (the “Revolving Credit Facility” and, together with the Term Loan, the “Credit

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

Facilities”). The Revolving Credit Facility includes a $10,000,000 sublimit for the issuance of letters of credit. The Predecessor credit facilities were cancelled as a result of the Credit Agreement.

The Credit Facilities contain customary negative covenants. At March 31, 2021 (unaudited) and December 31, 2020, the Company was in compliance with all applicable covenants pertaining to the Credit Facilities.

The Credit Agreement requires us to repay the principal of the Term Loan in equal quarterly repayments equal to 0.25% of the aggregate original principal amount of the Term Loan. Further, until the last day of the fourth full fiscal quarter ending after March 24, 2020, the Credit Facilities bear interest at a rate equal to (i) 6.00% plus the highest of (x) the prime rate (as determined by reference to the Wall Street Journal), (y) the Federal funds open rate plus 0.50% per annum, and (z) a daily Eurodollar rate based on an interest period of one month plus 1.00% per annum or (ii) the Eurodollar rate plus 7.00% per annum, subject to a 1.00% Eurodollar floor. Thereafter, on the last day of each of the five full fiscal quarters, we have the option to (i) retain the aforementioned applicable margins or (ii) switch to the applicable margins set forth on a pricing grid which, subject to certain pro forma total net leverage ratio limits, provides for applicable margins ranging from 5.50% to 7.00%, in the case of Eurodollar loans, and 4.50% to 6.00% in the case of ABR Loans (as defined in the Credit Agreement). The applicable margins set forth on the pricing grid become mandatory beginning on the last day of the tenth full fiscal quarter ending after March 24, 2020. Interest payments are due quarterly, or more frequently, based on the terms of the Credit Agreement.

The Company incurs fees with respect to the Revolving Credit Facility, including a commitment fee of 0.50% per annum of unused commitments under the Revolving Credit Facility. As of March 31, 2021 (unaudited) and December 31, 2020, respectively, there were no amounts outstanding under the Revolving Credit Facility. The Company had $50,000,000 of availability under the Revolving Credit facility as of March 31, 2021 (unaudited) and December 31, 2020, respectively.

Debt discount costs of $13,560,000 were incurred in connection with the Term Loan. These debt discount costs will be amortized into interest expense over the contractual term of the Term Loan. The Company recognized $579,000 and $1,416,000 of amortization of debt discount costs for the unaudited three months ended March 31, 2021 (Successor) and year ended December 31, 2020, respectively, which is included in the accompanying consolidated statements of operations. At March 31, 2021 (unaudited) and December 31, 2020, the Company had an aggregate principal amount outstanding of $723,777,000 and $769,188,000, respectively, and $65,869,000 and $70,000,000, respectively, for the Initial Term Loan and Incremental Term Loan, respectively, both bearing interest at 8.0%. The Company had $11,565,000 and $12,144,000 of unamortized debt discount costs at March 31, 2021 (unaudited) and December 31, 2020, respectively, which is recorded as a reduction of the debt balance on the Company’s consolidated balance sheets.

Debt issuance costs of $711,000 were incurred in connection with the Revolving Credit Facility. These debt issuance costs are amortized into interest expense over the contractual term of the loan. The Company recognized $30,000 and $91,000 of amortization of debt issuance costs for the unaudited three months ended March 31, 2021 (Successor) and year ended December 31, 2020, which is included in the accompanying consolidated statements of operations. There were $118,000 and $118,000, respectively, and $471,000 and $501,000, respectively, of unamortized debt issuance costs included in other current assets and other assets, respectively, on the Company’s consolidated balance sheets at March 31, 2021 (unaudited) and December 31 2020.

The loan and security agreements disclosed in the Predecessor period below were terminated in conjunction with the Company entering into the Credit Facilities described herein.

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

The maturities of outstanding debt are as follows (in thousands):

Years Ending December 31,	Amount
2021	$8,450
2022	8,450
2023	8,450
2024	8,450
2025	8,450
Thereafter	796,938

Total	$839,188

Predecessor

In November 2012, we entered into a loan and security agreement with a financial institution, or the credit facility, allowing us to incur revolver borrowings of up to $7,000,000, or such lesser amount equal to a percentage of our monthly contracted recurring revenue. Interest on borrowings accrued at a rate equal to the prime rate plus 1.25% to 3.75%, with the exact interest rate determined by reference to a specified operating metric. Accrued interest is payable monthly on the first day of each month with all outstanding borrowings payable on the maturity date. In addition to an upfront facility fee, we are obligated to pay the lender a fee, payable quarterly in arrears, in an amount equal to 0.25% of the average unused portion of the available borrowings.

The credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to dispose of assets, change our business, merge with or acquire other entities, incur indebtedness, incur encumbrances, make distributions to holders of our capital stock, make investments or engage in transactions with our affiliates. The agreement also includes a financial covenant requiring the achievement of minimum bookings on a trailing three-month basis, tested monthly. During the continuance of an event of default, SVB may accelerate amounts outstanding, terminate the credit facility, and foreclose on the collateral. Amounts borrowed under the credit facility are secured by a first priority security interest in substantially all of our assets other than intellectual property and more than 65% of the capital stock of any of our foreign subsidiaries.

In June 2017, we entered into a second amended and restated loan and security agreement for a period of 12 months. The aggregate revolver borrowings were $15,000,000 (subject to increase to $35,000,000, based on the borrowings base calculation) through its maturity date in June 2018.

In June 2018, we entered into a second amendment to the second amended and restated loan and security agreement to extend the maturity date for a period of 12 months. The aggregate revolver borrowings are $5,000,000 (subject to increase to $35,000,000, based on the borrowing base calculation) so long as we are in compliance with all terms and conditions under the credit facility. Including a minimum adjusted quick ratio that is measured each quarter.

In June 2019, we entered into a third amendment to the second amended and restated loan and security agreement to extend the maturity date for a period of 12 months. The agreement provides for up to $5,000,000 (subject to increase to $35,000,000, based on the borrowing base calculation) so long as we are in compliance with all terms and conditions under the credit facility. Availability is subject to a formula based upon a certain adjusted quick ratio. Advances under the credit facility accrue interest at a floating per year rate equal to the prime rate plus 0.5%. During the continuance of an event of default, the lender may accelerate amounts outstanding, terminate the credit facility, and foreclose on the collateral.

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

8. Disaggregated Revenue

We have one operating segment, which is our cloud-based learning, assessment, development and engagement systems. We primarily generate revenues from two customer bases, Education and Corporate. Education customers consist of K-12 and Higher Education institutions that purchase our Canvas Learning Management System (“LMS”), which includes assessments, analytics and learning content. Corporate customers purchase Bridge product, which includes a learning management system and performance platform that helps employees and managers transform their organization through connection, alignment, and growth. The following tables present the Company’s disaggregated revenues based on its two customer bases and by geographic region, based on the physical location of the customer (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31,	Three Months Ended March 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
Education	$90,317	$65,564	$217,963	$65,564	$237,012	$194,654
Corporate	3,663	5,825	12,710	5,825	21,461	14,890

Total revenue	$93,980	$71,389	$230,673	$71,389	$258,473	$209,544

Percentage of revenue generated by Education	96%	92%	94%	92%	92%	93%

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31,	Three Months Ended March 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
United States	$79,158	$56,850	$186,518	$56,850	$206,183	$169,643
Foreign	14,822	14,539	44,155	14,539	52,290	39,901

Total revenue	$93,980	$71,389	$230,673	$71,389	$258,473	$209,544

Percentage of revenue generated outside of the United States	16%	20%	19%	20%	20%	19%

Deferred Revenue and Performance Obligations

During the unaudited three months ended March 31, 2021 (Successor), 92% of revenue recognized was included in our deferred revenue balance at December 31, 2020. During the Successor 2020 Period, 35% of revenue recognized was included in our deferred revenue balance at March 31, 2020. During the Predecessor 2020 Period, 94% of revenue recognized was included in our deferred revenue balance at December 31, 2019.

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

Transaction Price Allocated to the Remaining Performance Obligations

As of March 31, 2021 (unaudited), approximately $569,492,000 of revenue is expected to be recognized from remaining performance obligations. We expect to recognize revenue on approximately 78% of our remaining performance obligations over the next 24 months, with the balance recognized thereafter.

As of December 31, 2020, approximately $599,150,000 of revenue is expected to be recognized from remaining performance obligations. An additional $22,301,000 from remaining Bridge performance obligations as of December 31, 2020 are not expected to be recognized as revenue in subsequent periods due to the circumstances discussed in Notes 6—Assets and Liabilities Held for Sale and 19—Subsequent Events. We expect to recognize revenue on approximately 77% of our remaining performance obligations over the next 24 months, with the balance recognized thereafter.

9. Deferred Commissions

Deferred commissions primarily consist of sales commissions that are capitalized as incremental contract origination costs and were $23,127,000, $23,097,000 and $22,559,000 as of March 31, 2021 (unaudited), December 31, 2020 and 2019, respectively. For the unaudited three months ended March 31, 2021 (Successor) and 2020 (Predecessor), Successor 2020 Period, Predecessor 2020 Period, Predecessor 2019 Period and Predecessor 2018 Period, amortization expense for deferred commissions was $2,400,000, $3,391,000, $5,722,000, $3,391,000, $11,919,000 and $10,088,000, respectively, and there was no impairment of deferred commissions during these periods.

10. Stockholders’ Equity

Successor

The Instructure Parent, L.P. Amended and Restated Partnership Agreement (“Partnership Agreement”) sets forth the terms, rights, powers, qualifications, limitations and restrictions of the partnership. In accordance with the Partnership Agreement, there is an unlimited number of authorized Class A Units and Class B Units (collectively, the “Units”) and issuance of such Units is determined by the board of managers (the “Board”).

In connection with the Take-Private Transaction, TopCo issued 1,250,000 Class A Units and 90,000,000 Class B Units, with no par values, for the cash paid by Thoma Bravo and its affiliated funds. Units share in distributions according to a “waterfall” which provides for distributions to be made in the following order and priority: (1) first, to the holders of Class A Units until they receive a 9% annual return on their remaining unreturned capital contributions, compounded quarterly; (2) second, to the holders of Class A Units until they receive an amount equal to their respective capital contributions on a pro rata basis; and (3) third, to the holders of the remaining Class B Units based on their percentage of ownership, taking into account any applicable vesting terms and participation threshold on the Class B Units. A participation threshold in respect of a Class B Unit is determined at the time of issuance or grant and is equal to or greater than the amount payable in respect of a Class B Unit having a participation threshold of zero pursuant to the waterfall in a hypothetical liquidation of TopCo at the value of TopCo as of immediately prior to such issuance or grant. No conversion or redemption rights are associated with Class A or Class B Units.

Additionally, in connection with the Take-Private Transaction, Instructure Intermediate Holdings I, Inc. authorized 1,000 shares of common stock with a par value of $0.01, all of which remained outstanding during the unaudited three months ended March 31, 2021 and the Successor 2020 Period. No other shares were issued.

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

Predecessor

Common Stock

We had 200,000,000 shares of $0.0001 par value common stock authorized as of December 31, 2019. There were 38,257,326 common shares issued at December 31, 2019. There were no shares of common stock held in treasury at December 31, 2019. Each share of common stock has the right to one vote on all matters submitted to a vote of stockholders. The holders of common stock are also entitled to receive dividends whenever funds are legally available and if declared by the board of directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid on the common stock during the Predecessor Periods. All outstanding common shares at the time of the Take-Private Transaction were acquired for $49 per share and subsequently retired.

Preferred Stock

Our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock. As of December 31, 2019, we had 10,000,000 shares of $0.0001 par value preferred stock authorized, of which no shares were issued or outstanding at December 31, 2019. At the time of the Take-Private Transaction, all preferred stock was retired.

11. Stock-Based Compensation

The following two tables show stock-based compensation by award type and where the stock-based compensation expense was recorded in our consolidated statements of operations (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31,	Three Months Ended March 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
Options	$48	$367	$1,706	$367	$1,997	$2,867
Restricted stock units	2,871	6,076	39,731	$6,076	53,991	17,560
Employee stock purchase plan	—	666	—	666	524	2,320
Class A and Class B units	2,666	—	8,725	—	—	—

Total stock-based compensation	$5,585	$7,109	$50,162	$7,109	$56,512	$22,747

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31,	Three Months Ended March 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
Subscription and support cost of revenue	$224	$301	$1,020	$301	$1,769	$1,235
Professional services and other cost of revenue	177	285	687	285	2,111	975
Sales and marketing	1,582	1,977	7,580	1,977	15,098	6,022
Research and development	$1,670	1,874	9,903	1,874	19,550	8,338
General and administrative	$1,932	2,672	30,972	2,672	17,984	6,177

Total stock-based compensation	$5,585	$7,109	$50,162	$7,109	$56,512	$22,747

In connection with the Take-Private Transaction on March 31, 2020, and except for certain executives, outstanding stock options and restricted stock units (“RSUs”, together with the stock options “equity awards”), whether vested or unvested, were cancelled and replaced with the right to receive $49 per share, less the applicable exercise price per share and applicable withholding taxes (the “per share price”), with respect of each share of common stock underlying such award (“Cash Replacement Awards”). The per share price attributed to the unvested equity awards will vest and be payable at the same time such equity awards would have vested pursuant to its original terms prior to the replacement. During the unaudited three months ended March 31, 2021 (Successor) and the Successor 2020 Period, the Company recognized $2,919,000 and $41,437,000 of stock-based compensation expense associated with the Cash Replacement Awards, respectively.

Successor

In April 2020, as part of the Take-Private Transaction, the Board approved the Instructure Parent, LP Incentive Equity Plan (the “2020 Plan”) and the Instructure Co-Invest Agreement (the “Co-Invest Agreement”) to incentivize employees and to align the employees and management with the owners of the business.

The 2020 Plan provides for the grant of incentive stock options, profits interest, equity appreciation rights and other forms of awards to employees and non-employees granted or denominated in shares of the TopCo’s Units. Under the 2020 Plan, 10,000,000 Class B Units (“Incentive Units”) were reserved for issuance (“Incentive Carry”) and do not have a contractual life. Incentive Carry grants are subject to a service and a performance vesting condition based on the achievement of an EBITDA target as established by the Company’s Board, over a performance period of four years.

The Co-Invest Agreement offers employees the one-time opportunity to co-invest in the TopCo by purchasing Units directly from the Company for cash. Under the Co-Invest agreement, the purchase price for one Class A unit and 72 Class B units is $1,000, which is the same investment allocation between the two unit classes as the investment made by existing investors at the time of the Take-Private Transaction. The minimum cash investment is $2,500. Any consideration received in excess of the investment has been recognized as stock-based compensation in the consolidated statements of operations.

Additionally, TopCo granted 480,000 Incentive Units to certain members of the Board that are only subject to service-based vesting conditions over four years (“Board Carry”). These Incentive Units are not included in

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

the Incentive Carry pool previously discussed and there is no contractual life. The following tables summarize the Incentive Unit activity for the Successor 2020 Period for both the Incentive Carry and Board Carry, respectively (in thousands, except per share amounts):

	Class B Incentive Units	Weighted- Average Grant Date Fair Value Per Unit	Aggregate Fair Value
Outstanding at April 1, 2020	—	$—	$—
Granted	8,254	4.06	33,481
Forfeited or cancelled	(68)	4.09	276

Outstanding at December 31, 2020	8,186	—	42,751

Vested and expected to vest—December 31, 2020	8,186	4.06	42,751
Granted (unaudited)	—	—	—
Forfeited or cancelled (unaudited)	(151)	4.09	789

Outstanding at March 31, 2021 (unaudited)	8,035	—	41,961

Vested and expected to vest—March 31, 2021 (unaudited)	8,035	$4.07	$41,961

	Class B Incentive Units	Weighted- Average Grant Date Fair Value Per Unit	Aggregate Fair Value
Outstanding at April 1, 2020	—	$—	$—
Granted	480	3.60	1,728
Forfeited or cancelled	—	—	—

Outstanding at December 31, 2020	480	—	2,515

Vested and expected to vest—December 31, 2020	480	3.60	2,515
Granted (unaudited)	—	—	—
Forfeited or cancelled (unaudited)	—	—	—

Outstanding at March 31, 2021 (unaudited)	480	—	2,515

Vested and expected to vest—March 31, 2021 (unaudited)	480	$3.60	$2,515

The following table summarizes the assumptions relating to our Incentive Units used in the option pricing model to establish the grant date fair value for the Successor 2020 Period:

Period from April 1 to December 31,
2020
Dividend yield	None
Volatility	60%
Risk-free interest rate	0.3%
Expected life (years)	4.3-4.7

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

As of March 31, 2021 (unaudited) and December 31, 2020, we had $25,123,000 and $28,222,000 of unrecognized stock-based compensation costs related to unvested Incentive Units that are expected to be recognized over a weighted-average period of 3.00 and 3.31 years, respectively.

Predecessor

The 2010 Equity Incentive Plan (the “2010 Plan”) was terminated in connection with our initial IPO in 2015, and accordingly no shares are available for issuance under the 2010 Plan. However, any outstanding options granted under the 2010 Plan will remain outstanding, subject to the terms of the 2010 Plan and stock options agreements, until such outstanding options are exercised or until they terminate or expire by their terms. The 2010 Plan provided for the grant of incentive stock options, nonqualified options, stock appreciation rights, and shares of restricted stock to our employees, officers, directors and outside consultants. As of December 31, 2019, 308,395 options to purchase common stock remained outstanding under the 2010 Plan.

In August 2015, our board of directors adopted the 2015 Equity Inventive Plan (the “2015 Plan”) and our stockholders approved the 2015 Plan in October 2015. The 2015 Plan became effective in connection with our initial IPO and provides for the grant of incentive stock options, nonqualified options, restricted stock units, stock appreciation rights, and shares of restricted stock. As of December 31, 2019, there were 7,491,786 shares of common stock authorized under the 2015 Plan. The 2015 Plan also provides that the number of shares reserved and available for issuance under the plan automatically increases each January 1, beginning on January 1, 2016 and continuing through and including January 1, 2025, by 4.5% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capital structure. As of December 31, 2019, 2,583,736 RSUs remained outstanding under the 2015 Plan and 1,863,789 shares remaining for future grants. As of December 31, 2019, there were options to purchase 266,330 shares of common stock outstanding under the 2015 Plan.

As part of our acquisition of Practice, we assumed the Practice 2014 Plan. No shares are available for issuance under the Practice 2014 Plan; however, any outstanding options granted under the Practice 2014 Plan will remain outstanding and subject to the terms of that plan until exercised, terminated or expired by their terms. As of December 31, 2019, options to purchase 381 shares of common stock remained outstanding under the Practice 2014 Plan.

Additionally, as part of our acquisition of Portfolium, we assumed the Portfolium 2014 Plan. No shares are available for issuance under the Portfolium 2014 Plan; however, any outstanding options granted under the Portfolium 2014 Plan will remain outstanding and subject to the terms of that plan until exercised, terminated or expired by their terms. As of December 31, 2019, options to purchase 25,492 shares of common stock remained outstanding under the Portfolium 2014 Plan.

The board of directors determines the terms of each grant. Generally, options have a vesting period ranging from one to four years. Stock options have a ten-year contractual life. Certain stock options have provisions to accelerate vesting upon the occurrence of certain events such as a change in control. Certain stock options provide for early exercise of unvested shares. All options were granted with an exercise price equal to or greater than the estimated fair value of our common stock at the date of grant. The fair value of the common stock that underlies the stock options has historically been determined by the board of directors based, in part, upon periodic valuation studies obtained from a third-party valuation firm. After the initial IPO and prior to the Take-Private Transaction, the fair value was determined by the market closing price of our common stock as reported on the New York Stock Exchange on the date of grant. There were no grants between the Take-Private Transaction and the date we were de-listed from the New York Stock Exchange.

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Notes to Consolidated Financial Statements

In August 2015, our board of directors adopted the 2015 Employee Stock Purchase Plan (the “ESPP”). Our stockholders approved the ESPP in October 2015, which became effective on the date of the IPO. A total of 333,333 shares of our common stock were initially reserved for issuance under the ESPP. The number of shares reserved for issuance will increase automatically each year, beginning January 1, 2016 through and including January 1, 2025 by the lesser of 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year; 333,333 shares of common stock; or such lesser number as determined by our board of directors. As of December 31, 2019, there were 1,533,205 shares authorized under the ESPP. The plan allows eligible employees to purchase shares of our common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. Our board of directors approves the ESPP offerings. Each offering need not be identical, but may not exceed 27 months and may specify one or more shorter purchase periods within the offering.

On each purchase date, eligible employees will purchase our stock at a price per share equal to 85% of the lesser of (1) the fair market value of our stock on the offering date or (2) the fair market value of our stock on the purchase date. During the year ended December 31, 2019, we issued 189,038 shares under the ESPP, with a weighted-average purchase price per share of $33.15. Total cash proceeds from the purchase of shares under the 2015 ESPP in 2019 was $6,316,955. As of December 31, 2019, 602,094 shares are reserved for future issuance under the ESPP.

The following table summarizes the assumptions relating to our stock options and ESPP purchase rights used in a Black Scholes option pricing model for the Predecessor Periods:

	Period from January 1 to March 31,	Year Ended December 31,	Year Ended December 31,
	2020	2019	2018
Employee Stock Options (1)
Dividend yield	None	None	None
Volatility	None	44.24%	46.02%—46.57%
Risk-free interest rate	None	2.51%	2.50%—2.84%
Expected life (years)	None	5.1	6.1
Fair value of common stock	None	$42.78	$16.39—$20.57
Employee Stock Purchase Plan
Dividend yield	None	None	None
Volatility	29.69%	29.69%—45.46%	33.94%—45.46%
Risk-free interest rate	1.62%	1.62%—2.38%	2.1%—2.38%
Expected life (years)	0.5	0.5	0.5
Fair value of common stock	$52.52	$38.14—$52.52	$38.14—$42.65

(1)	The Company did not grant any employee stock options during the Predecessor 2020 Period.

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Notes to Consolidated Financial Statements

The following table summarizes the stock option activity for the Predecessor 2020 Period (in thousands, except per share amounts):

	Shares Underlying Options	Weighted- Average Exercise Price	Weighted- Average Remaining Life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2020	601	$18.25	6.2	$17,992
Granted	—	—
Exercised	(131)	8.16		5,297
Forfeited or cancelled	—	12.24		13

Outstanding at March 31, 2020	470	21.07	3.2	13,113

Vested and expected to vest—March 31, 2020	470	21.07	3.2	13,113
Exercisable at March 31, 2020(1)	343	$16.84	3.6	$11,033

(1)	Options were exchanged for rights to receive $49 per share, less applicable exercise price, on March 31, 2020 upon consummation of the Take-Private Transaction.

The follow table summarizes the activity of our unvested stock options for the Predecessor 2020 Period (in thousands, except per share amounts):

	Shares Underlying Options	Weighted- Average Grant Date Fair Value Per Share
Unvested at January 1, 2020	159	$17.92
Granted	—	—
Vested	(32)	16.05
Forfeited	—	—

Unvested at March 31, 2020(1)	127	$18.38

(1)

Options were replaced for rights to receive $49 per share, less applicable exercise price, on March 31, 2020 upon consummation of the Take-Private Transaction upon meeting certain vesting conditions in the Successor Period.

The weighted-average grant-date fair value of each option granted during the Predecessor 2019 Period and Predecessor 2018 Period was $21.27 and $34.72, respectively. The total intrinsic value of options exercised was $5,297,000, $25,036,000 and $27,546,000 during the Predecessor 2020 Period, Predecessor 2019 Period and Predecessor 2018 Period, respectively. The total fair value of options vested during the Predecessor 2020 Period, Predecessor 2019 Period and Predecessor 2018 Period was $509,000, $2,380,000 and $2,779,000, respectively.

As of December 31, 2019, we had $2,672,000 of unrecognized stock-based compensation costs related to non-vested options that are expected to be recognized over a weighted-average period of 2.1 years.

As of December 31, 2019, we had $873,000 of unrecognized stock-based compensation expense related to our ESPP that is expected to be recognized over the remaining term of the current offering period through May 31, 2020.

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Notes to Consolidated Financial Statements

RSUs vest upon achievement of their respective service conditions. As soon as practicable following each vesting date, we will issue to the holder of the RSUs the number of shares of common stock equal to the aggregate number of RSUs that have vested. The service condition is a time-based condition met over a vesting period, as determined by our board of directors, which generally ranges from one to four years. The total stock-based compensation expense expected to be recorded over the remaining life of outstanding RSUs is approximately $94,869,000 at December 31, 2019. That cost is expected to be recognized over a weighted-average period of 3.0 years as of December 31, 2019. As of December 31, 2019, there are 2,584,000 RSUs expected to vest with an aggregate intrinsic value of $124,562,000. The total fair value of RSUs vested was approximately $8,698,000 and $50,890,000 during the Predecessor 2020 Period and the Predecessor 2019 Period, respectively.

The activity for RSUs for the Predecessor 2020 Period is as follows (in thousands, except per share amounts):

	RSUs Outstanding
	Shares	Weighted- Average Grant Date Fair Value Per Share
Unvested and outstanding at January 1, 2020	2,584	$40.38
Granted	5	48.27
Vested	(233)	36.97
Cancelled	(240)	38.90

Unvested and outstanding at March 31, 2020(1)	2,116	$40.96

(1)	Shares were replaced for rights to receive $49 per share on March 31, 2020 upon consummation of the Take-Private Transaction upon meeting certain vesting conditions in the Successor Period.

12. Income Taxes

Loss before income tax provision (benefit) was as follows (in thousands):

	Successor	Predecessor
	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2020	2020	2019	2018
United States	$(227,483)	$(21,003)	$(82,751)	$(38,205)
Foreign	5,578	(1,017)	(1,688)	(4,921)

Total	$(221,905)	$(22,020)	$(84,439)	$(43,126)

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Notes to Consolidated Financial Statements

The components of the provision (benefit) for income taxes were as follows (in thousands):

	Successor	Predecessor
	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2020	2020	2019	2018
Current:
Federal	$—	$—	$—	$—
State	96	23	84	35
Foreign	1,022	—	771	192

Total	1,118	23	855	227

Deferred:
Federal	(38,422)	1	(4,560)	6
State	(6,651)	(1)	1	2
Foreign	31	160	84	104

Total	(45,042)	160	(4,475)	112

Income tax provision (benefit)	$(43,924)	$183	$(3,620)	$339

The following reconciles the differences between income taxes computed at the federal statutory rate of 21% and the provision (benefit) for income taxes (in thousands):

	Successor	Predecessor
	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2020	2020	2019	2018
Expected income tax benefit at the federal statutory rate	$(46,598)	$(4,615)	$(17,732)	$(9,056)
State tax net of federal benefit	(7,417)	(2,280)	(7,011)	(4,001)
Stock-based compensation	1,843	(3,565)	(4,485)	(4,426)
Stock warrant liability	—	—	—	(26)
Impairment of held-for-sale goodwill	6,219	—	—	—
Difference in foreign tax rates	55	250	2,336	(589)
Research and development credits	—	(762)	(3,079)	(2,236)
Change in valuation allowance	652	12,953	25,798	20,656
Change in tax rate	—	—	—	—
Other	1,322	(1,798)	553	17

Income tax (benefit) expense	$(43,924)	$183	$(3,620)	$339

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities were as follows (in thousands):

	Successor	Predecessor
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2020	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$130,928	$111,031	$78,356
Research and development credits	11,641	10,838	7,075
163j interest limitation	12,550	—	—
Accruals and reserves	889	1,425	2,644
Depreciation and amortization	115	203	847
Lease liability	8,116	12,852	—
Stock-based compensation	1,737	2,783	2,377
Valuation allowance	(16,251)	(111,691)	(81,421)

Total deferred tax assets	149,725	27,441	9,878

Deferred tax liabilities:
Depreciation and amortization	(70)	(10,087)	(1,697)
Intangible assets	(197,561)	—	—
Deferred commissions	(4,466)	(4,793)	(5,159)
Right of use asset	(5,713)	(9,671)	—
Capitalized costs	(516)	(3,530)	(3,568)

Total deferred tax liabilities	(208,326)	(28,081)	(10,424)

Net deferred tax liabilities	$(58,601)	$(640)	$(546)

On a quarterly basis, we estimate our annual effective tax rate to be applied to ordinary pre-tax income and record the tax impact of any discrete items separately in the relevant period. In addition, any change in valuation allowance that results from a change in judgment of the realizability of deferred tax assets is recorded in the quarter in which the change in judgment occurs.

The income tax benefit of $9.3 million during the unaudited three months ended March 31, 2021 (Successor) primarily relates to the pre-tax GAAP loss as a result of book amortization expense of acquisition-related intangibles.

During the unaudited three months ended March 31, 2021 (Successor), we recognized a $56.4 million tax gain on the divestiture of Bridge, which was entirely offset by net operating loss carryforwards, therefore not impacting the tax provision.

At December 31, 2020, we had $130,928,000 in tax-effected federal, state and foreign net operating loss carryforwards that, if unused, begin expiring in 2021. Additionally, at December 31, 2020, we had $18,888,000 in income tax credits, consisting primarily of federal and state research and development tax credits. These tax credits, if unused, begin expiring in 2024.

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Notes to Consolidated Financial Statements

We review all available evidence to evaluate our recovery of deferred tax assets, including our recent history of accumulated losses in all tax jurisdictions over the most recent three years as well as our ability to generate income in future periods. We have provided a valuation allowance against some of our U.S. state net deferred tax assets as it is more likely than not that these assets will not be realized given the nature of the assets and the likelihood of future utilization.

The valuation allowance decreased by $108,398,000 in the Successor 2020 Period due to Thoma Bravo’s acquisition of Instructure and the deferred tax liability recorded in connection with the step-up in the book basis of the Company’s intangible assets. The Company’s valuation allowance increased by $12,953,000 and $25,798,000 in the Predecessor 2020 Period and Predecessor 2019 Period, respectively, primarily due to the generation of deferred tax assets related to net operating loss carryforwards.

U.S. income taxes on the undistributed earnings of our non-U.S. subsidiaries have not been provided for as we currently plan to indefinitely reinvest these amounts and have the ability to do so. Cumulative undistributed foreign earnings were not material at December 31, 2020 and December 31, 2019.

We have federal net operating loss carryforwards of $480,966,000 and $393,602,000 at December 31, 2020 and 2019, respectively, which expire at various dates through 2041.

We have federal research and development credit carryforwards of 14,385,000 at December 31, 2020 that expire at various dates through 2041. We also have state research and investment credit carryforwards of $4,503,000 that expire at various dates through 2035.

Uncertain Tax Positions

We account for uncertainty in income taxes using a two-step process. We first determine whether it is more likely than not that a tax position will be sustained upon examination by the tax authority, including resolutions of any related appeals or litigation processes, based on technical merit. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The following summarizes activity related to unrecognized tax benefits (in thousands):

	Successor	Predecessor
	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2020	2020	2019	2018
Unrecognized benefit—beginning of the year	$6,671	$6,152	$4,027	$2,267
Gross increases (decreases)—prior period positions	(123)	—	—	—
Gross increases (decreases)—current period positions	84	519	2,125	1,760

Unrecognized benefit—end of period	$6,632	$6,671	$6,152	$4,027

The Company does not expect any significant change in our unrecognized tax benefits within the next 12 months. At December 31, 2020, the Company had $6,600,000 of total unrecognized tax benefits, of which, if

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Notes to Consolidated Financial Statements

recognized, $5,000,000 would impact the Company’s effective tax rate. At December 31, 2019, all of the unrecognized tax benefits decrease deferred tax assets with a corresponding decrease to the valuation allowance. At December 31, 2019, none of the unrecognized tax benefits would affect our effective tax rate if recognized in the future.

We have elected to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties have been recorded through the Successor 2020 Period and Predecessor 2020 Period.

We file tax returns in the United States, the United Kingdom, Australia, the Netherlands, Hong Kong, Sweden, Hungary, Mexico, Brazil, China and various state jurisdictions. All of our tax years remain open to examination by major taxing jurisdictions to which we are subject, as carryforward attributes generated in past years may still be adjusted upon examination by the Internal Revenue Service or state and foreign tax authorities if they have or will be used in future periods.

13. Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The fair value hierarchy prioritizes the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

There were no transfers between Level 1 and Level 2 of the fair value measurement hierarchy during the unaudited three months ended March 31, 2021 (Successor) and 2020 (Predecessor), the Successor 2020 Period and the Predecessor Periods. Assets measured at fair value on a recurring basis as of March 31, 2021 (unaudited) were as follows (in thousands):

	Successor
	March 31, 2020 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$3,343	$—	$—	$3,343

Total assets	$3,343	$—	$—	$3,343

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Notes to Consolidated Financial Statements

Assets measured at fair value on a recurring basis as of December 31, 2020 were as follows (in thousands):

	Successor
	December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$3,342	$—	$—	$3,342

Total assets	$3,342	$—	$—	$3,342

Assets measured at fair value on a recurring basis as of December 31, 2019, were as follows (in thousands):

	Predecessor
	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$63,534	$—	$—	$63,534
Corporate debt securities	—	11,586	—	11,586
U.S. Treasury bills	3,998	—	—	3,998

Total assets	$67,532	$11,586	$—	$79,118

The carrying amount of our cash, receivables, and payables approximates fair value because of the short-term nature of these items.

14. Leases

The Company leases office space under non-cancelable operating leases with lease terms ranging from two to eight years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional three to five years. These optional periods have not been considered in the determination of the right-of-use assets or lease liabilities associated with these leases as the Company did not consider it reasonably certain it would exercise the options. The Company subleases three of its locations. As of December 31, 2020, the subleases have 30, 51, and 96 months remaining and will expire in 2023, 2025, and 2028, respectively. No subleasing arrangements have an option for renewal.

Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Right-of-use assets also include adjustments related to prepaid or deferred lease payments and lease incentives. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on information available at the lease commencement date to determine the present value of lease payments.

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Notes to Consolidated Financial Statements

The Company performed evaluations of its contracts and determined that each of its identified leases are operating leases. The components of operating lease expense were as follows:

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended March 31,	Three Months Ended March 31,	Period from April 1 to December 31,	Period from January 1 to March 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2020	2020	2019	2018
	(Unaudited)	(Unaudited)
Operating lease cost, gross	$1,952	$2,235	$6,853	$2,235	$8,563	$7,423
Variable lease cost, gross(1)	409	531	1,583	531	2,791	—
Sublease income	(228)	(177)	(539)	(177)	(456)	—

Total lease costs(2)	$2,133	$2,589	$7,897	$2,589	$10,898	$7,423

(1)

Variable rent expense was not included within the measurement of the Company’s operating right-of-use assets and lease liabilities. Variable rent expense is comprised primarily of the Company’s proportionate share of operating expenses, property taxes and insurance and is classified as lease expense due to the Company’s election to not separate lease and non-lease components.

(2)

Short-term lease costs for the unaudited three months ended March 31, 2021 (Successor) and 2020 (Predecessor), Successor 2020 Period and Predecessor Periods were not significant and are not included in the table above.

Cash paid for amounts included in the measurement of operating lease liabilities for the unaudited three months ended March 31, 2021 (Successor), Successor 2020 Period and Predecessor 2020 Period were $1,934,000, $6,830,000 and $2,472,000, respectively, and was included in net cash provided by operating activities in the consolidated statements of cash flows.

As of December 31, 2020, the maturities of the Company’s operating lease liabilities were as follows (in thousands):

2021	$8,678
2022	8,948
2023	8,781
2024	8,506
2025	4,440
Thereafter	6,046

Total lease payments	45,399
Less:
Imputed interest	(8,692)

Lease liabilities	36,707

Tenant improvement reimbursements included in the measurement of lease liabilities but not yet received	(280)

Lease liabilities, net	36,427

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Notes to Consolidated Financial Statements

As of March 31, 2021 (unaudited) and December 31, 2020, the weighted average remaining lease term is 5.1 and 5.3 years, respectively, and the weighted average discount rate used to determine operating lease liabilities was 8.18% as of March 31, 2021 (unaudited) and December 31, 2020, respectively.

15. Commitments and Contingencies

Letters of Credit

As of March 31, 2021 (unaudited), December 31, 2020 and 2019, we had a total of $4,721,000, $4,741,000 and $2,590,000, respectively, of letters of credit outstanding that were issued for purposes of securing certain of the Company’s obligations under facility leases and other contractual arrangements.

Litigation

We are involved in various legal proceedings and claims, including challenges to trademarks, from time to time arising in the normal course of business. If we determine that it is probable that a loss has been incurred and the amount is reasonably estimable, we will record a liability in our financial statements. If only a range of estimated losses can be determined, we accrue an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we accrue the low end of the range. Management believes that the outcome of our various legal proceedings will not have a material impact on our financial position, results of operations, or liquidity.

16. Employee Benefit Plan

We sponsor a qualified 401(k) defined contribution plan (the “401(k) Plan”), available to all qualified employees. The 401(k) Plan allows employees to contribute gross salary through payroll deductions up to the legally mandated limit based on their jurisdiction. The 401(k) Plan provides for matching contributions equal to 50% of each participant’s elective contributions, not to exceed $1,000 per participant annually during the Successor 2020 Period and the Predecessor Periods. The matching contributions threshold for the 401(k) Plan was increased to $2,000 annually during the unaudited three month period ending March 31, 2021. Participants vest in matching contributions over a four-year period after a one-year cliff vest. The cost recognized for our contributions to the 401(k) Plan for the unaudited three months ended March 31, 2021 (Successor) and 2020 (Predecessor), Successor 2020 Period, Predecessor 2020 Period, Predecessor 2019 Period and Predecessor 2018 Period was $639,000, $535,000, $246,000, $535,000, $917,000 and $931,000, respectively.

17. Related-Party Transactions

Successor 2020 Period and Predecessor 2020 Period

The Company has agreements in place with Thoma Bravo, LLC for financial and management advisory services, along with compensation arrangements and reimbursements to directors and officers. During the unaudited three months ended March 31, 2021 (Successor), Successor 2020 Period and Predecessor 2020 Period, the Company incurred $137,000, $523,000 and $47,000, respectively, related to these services. The related expense is reflected in general and administrative expense in the consolidated statements of operations.

The spouse of Mitch Benson, our Chief Product Officer, is an employee of the Company. Mr. Benson has been an employee of the Company since 2014 and our Chief Product Officer since August 2019. His spouse, Ms. Tara Gunther, has been an employee of the Company since 2014. Her 2020 base salary and short-term incentive award was approximately $209,000 in the aggregate. Ms. Gunther held RSUs that were converted into

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Notes to Consolidated Financial Statements

cash awards in the Take-Private Transaction with a value of approximately $102,000 that vested in 2020, and was granted a 2020 target long-term incentive award with a value of approximately $133,000. She also received benefits generally available to all employees. The compensation for Ms. Gunther was determined in accordance with our standard employment and compensation practices applicable to employees with similar responsibilities and positions.

Predecessor 2019 Period

On May 27, 2019, we hired Jennifer Goldsmith as our Chief Strategy Officer. Ms. Goldsmith is the sibling of Dan Goldsmith, our former Chief Executive Officer. Ms. Goldsmith’s initial cash base salary is $260,000 per year. Ms. Goldsmith also received a short-term salary grant of RSUS with a value of $65,000 and a long-term grant of RSUs with a value of $3,585,000. Pursuant to our policies and procedures with respect to related party transactions, the Audit Committee of our Board of Directors approved this related party transaction on April 24, 2019.

18. Selected Quarterly Financial Data (unaudited)

The following tables set forth selected unaudited quarterly consolidated statements of operations data for the unaudited three months ended March 31, 2021 and each of the eight quarters in 2020 and 2019 (in thousands except per share data):

	Successor				Predecessor
	Three Months Ended				Three Months Ended
	March. 31, 2021	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	March 31, 2020	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	March 31, 2019
Total revenue	$93,980	$87,531	$81,772	$61,370	$71,389	$69,195	$68,335	$62,867	$58,076
Gross profit	48,346	43,948	40,742	21,833	46,991	46,263	47,045	42,420	39,919
Loss from operations	(24,534)	(33,814)	(60,070)	(78,659)	(16,587)	(23,403)	(20,579)	(22,552)	(19,459)
Net loss	(33,071)	(41,234)	(60,173)	(76,574)	(22,203)	(23,005)	(20,923)	(20,749)	(16,142)
Net loss attributable to common stockholders (unaudited three months ended March 31, 2021 and Successor 2020 Period) and common stockholders (Predecessor Periods)	(33,071)	(41,234)	(60,173)	(76,574)	(22,203)	(23,005)	(20,923)	(20,749)	(16,142)
Net loss per common share (unaudited three months ended March 31, 2021 and Successor 2020 Period) and common share (Predecessor Periods), basic and diluted	(33,071)	(41,234)	(60,173)	(76,574)	(0.58)	(0.61)	(0.56)	(0.56)	(0.45)

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INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

Notes to Consolidated Financial Statements

19. Subsequent Events

The Company has evaluated subsequent events through March 23, 2021.

On February 14, 2021, the Company entered into a Unit Purchase Agreement to sell all issued and outstanding units of Bridge, the Company’s corporate learning platform, and wholly-owned subsidiary, to Learning Technologies Group Inc. (“LTG”) for cash consideration of $47,000,000 less transaction expenses. The sale closed on February 26, 2021. The Company voluntarily prepaid its outstanding Term Loans with the proceeds from the sale.

20. Subsequent Events (Unaudited)

There have been no additional subsequent events through April 27, 2021, the date of these unaudited consolidated financial statements for the three months ended March 31, 2021 (Successor).

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Independent Auditor’s Report

To the Board of Directors and Management of

Certica Solutions, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of Certica Holdings, LLC and Subsidiaries, which comprise the consolidated balance sheet as of June 30, 2020, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Certica Holdings, LLC and Subsidiaries as of June 30, 2020, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Wakefield, Massachusetts

November 11, 2020

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Certica Holdings, LLC and Subsidiaries

Consolidated Balance Sheet

Year Ended June 30, 2020

Assets
Current assets:
Cash and cash equivalents	$3,132,946
Accounts receivable, net of allowance for doubtful accounts of $11,073	5,305,022
Prepaid expenses and other current assets	808,028
Current portion of deferred commissions	218,464

Total current assets	9,464,460

Property and equipment, net of accumulated depreciation	345,093

Other assets:
Deferred commissions, net of current portion	1,260,212
Capitalized software development costs, net of accumulated amortization	10,051,075
Other intangible assets, net of accumulated amortization	30,933,218
Goodwill	19,049,212
Deferred tax asset	690,000
Long-term deposits	43,752

Total other assets	62,027,469

Total assets	$71,837,022

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$977,086
Accrued expenses and other current liabilities	2,706,944
Current portion of deferred revenue	8,699,715
Notes payable, net of issuance costs	27,122,105
Current portion of capital lease obligations	77,981
Current portion of contingent consideration on acquisition	205,512

Total current liabilities	39,789,343

Long-term liabilities:
Deferred revenue, net of current portion	383,464
Related party note payable	8,500,000
Capital lease obligations, net of current portion	70,304
Contingent consideration on acquisition, net of current portion	1,835,932

Total long-term liabilities	10,789,700

Total liabilities	50,579,043
Members’ equity	21,257,979

Total liabilities and members’ equity	$71,837,022

The accompanying notes are an integral part of the financial statements.

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Certica Holdings, LLC and Subsidiaries

Consolidated Statement of Operations

Year Ended June 30, 2020

Revenues, net:
Software licenses - subscription	$22,482,395
Software maintenance	844,368
Professional services	2,199,575
Royalty revenue	7,826,528

Total revenues	33,352,866
Cost of revenues	7,964,725

Gross profit	25,388,141

Operating expenses:
Sales	3,465,491
Marketing	1,465,736
Research and development	6,436,912
General and administrative	11,375,274

Total operating expenses	22,743,413

Income from operations	2,644,728

Other income (expense):
Interest expense	(3,425,812)
Interest income	67,473

Total other income (expense)	(3,358,339)

Net loss before provision for income taxes	(713,611)

Provision for income taxes	130,104

Net loss	$(843,715)

The accompanying notes are an integral part of the financial statements.

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Certica Holdings, LLC and Subsidiaries

Consolidated Statement of Members’ Equity

Year Ended June 30, 2020

	Preferred Units		Common Units		Total
	Units	Amount	Units	Amount	Units	Retained Deficit	Amount
Balance, June 30, 2019	2,862,448	$28,624,481	2,892,238	$334,886	5,754,686	$(6,857,673)	$22,101,694
Net loss	—	—	—	—	—	(843,715)	(843,715)

Balance, June 30, 2020	2,862,448	$28,624,481	2,892,238	$334,886	5,754,686	$(7,701,388)	$21,257,979

The accompanying notes are an integral part of the financial statements.

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Certica Holdings, LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended June 30, 2020

Cash flows from operating activities:

Net loss	$(843,715)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	166,167
Amortization of intangibles	5,810,405
Amortization of commissions	205,859
Amortization of capitalized software development costs	857,350
Accretion of debt issuance costs, reported as interest	233,966
Change in allowance for doubtful accounts	(16,645)
Increase (decrease) in cash and cash equivalents resulting from changes in operating assets and liabilities:
Accounts receivable	(1,803,869)
Prepaid expenses and other current assets	(121,453)
Deferred commissions, net	(649,547)
Deferred tax asset	100,000
Accounts payable	(134,562)
Accrued expenses and other current liabilities	1,073,359
Deferred revenue	(540,283)

Net cash provided by operating activities	4,337,032

Cash flows from investing activities:
Payments for acquisition of property and equipment	(160,375)
Payments for capitalized software development costs	(3,171,993)
Cash received for adjustment on acquisition of TE 21, Inc.	221,713

Net cash used in investing activities	(3,110,655)

Cash flows from financing activities:
Repayments of long-term debt	(1,893,333)
Repayments of obligations under capital lease	(93,451)
Payment of contingent consideration	(64,554)

Net cash used in financing activities	(2,051,338)

Net decrease in cash and cash equivalents	(824,961)

Cash and cash equivalents, beginning of year	3,957,907

Cash and cash equivalents, end of year	$3,132,946

The accompanying notes are an integral part of the financial statements.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 1 – Organization and Nature of Business

Certica Holdings, LLC (“Holdings”) was organized on January 29, 2016 in the State of Delaware to act as a holding company to its wholly-owned subsidiary, Certica Holdings Corp. (“CHC”). CHC was incorporated on January 29, 2016, in the State of Delaware. Both Holdings and CHC commenced operations on February 11, 2016. On February 11, 2016, CHC acquired Certica Solutions, Inc. (“CSI”). In conjunction with this transaction, certain stockholders of CSI reinvested their proceeds into Holdings and became minority owners.

On February 11, 2016, CSI entered into a plan of merger with Certica Holdings Corp. and Certica Merger Sub Corp. The merger effectuated a change in controlling interest with new investors and certain existing Certica Solutions, Inc. investors rolling their interest into the new ownership structure under Certica Holdings, LLC. The final merger price was set at approximately $35,000,000, including the amount from investors that rolled their investment from CSI into the merged entity. CSI is subject to certain working capital, indebtedness and transaction cost adjustments, as defined in the agreement. The merger agreement also contains a professional services agreement with the principal investor, New Harbor Capital, which calls for payment of minimum quarterly management fees of $100,000 or an amount based on the consolidated EBITDA, as defined in the agreement. The Company paid $400,000 to this related party for the year ended June 30, 2020.

CSI was incorporated in the state of Delaware in March of 2001 and maintains its corporate office in Wakefield, Massachusetts and has offices in Harvard, Massachusetts, Cincinnati, Ohio and Austin, Texas. On February 11, 2016, CSI entered into a merger with Certica Merger Sub Corp. and was the surviving corporation. CSI is now a wholly-owned subsidiary of Certica Holdings Corp., which in turn is a wholly-owned subsidiary of Certica Holdings, LLC. CSI licenses software and student assessment content (such as test questions), to improve performance, enable data-driven decisions and demonstrate regulatory compliance, both directly to school districts and state education agencies (SEA) and indirectly through other educational technology (EdTech) vendors servicing the K-12 school district market. CSI also delivers related consulting services to districts, SEA’s and EdTech vendors to assist with the implementation and training associated with the licensed software and content. CSI’s primary market is North America.

On April 11, 2019, CHC entered into a stock purchase agreement with TE21, Inc. (“TE21”) to acquire 100% of the outstanding stock of TE21 (see Note 4). As a result of the acquisition, TE21 became a wholly-owned subsidiary of CHC. TE21, which operates with offices in Charlestown, South Carolina and Durham, North Carolina, offers benchmark assessments, professional development and intervention software products and services to grades K-12. Its primary market is the southeastern United States, but the Company is looking to market its product offerings through the United States.

The environment of rapid technological change and intense competition, which is characteristic of the software development industry, results in frequent new products, evolving industry standards and increasingly sophisticated customer needs. The Company’s ultimate success depends on its ability to develop products on a timely basis that keep pace with the changes in technology, evolving industry standards and increasingly sophisticated customer needs. As a result, factors adversely impacting the software development industry may have a material adverse effect on the Company.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Certica Holdings, LLC, its wholly-owned subsidiary, Certica Holdings Corp. and CHC’s wholly-owned subsidiaries, Certica Solutions, Inc. and TE21, Inc. (individually and collectively, the “Company”). All material intercompany transactions have been eliminated in consolidation.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business. At June 30, 2020, the Company’s cash equivalents consisted primarily of funds held in a checking account, money market accounts and a sweep account.

Accounts Receivable

For financial reporting, current earnings are charged and an allowance is credited with a provision for doubtful accounts based on experience. Accounts deemed uncollectible are charged against this allowance. Receivables are reported on the balance sheet net of such allowance. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. As of June 30, 2020, the allowance for doubtful accounts totaled $11,073. As of June 30, 2020, bad debt expense totaled $16,763. The Company has not charged interest on past due accounts; however, they have the option to do so.

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives which range from 3 to 5 years. Additions, renewals, and betterments, unless of a minor amount, are capitalized. The Company follows the policy of capitalizing items with a cost in excess of $1,000 and have a useful life of greater than one year. Expenditures for maintenance and repairs are charged to expense as incurred. For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery method.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments and estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

As of June 30, 2020, goodwill totaled $19,049,212, and the identifiable net intangible assets totaled $30,933,218. The Company assesses the impairment of goodwill of the reporting unit annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The discounted cash flow approach uses expected future operating results. Failure to achieve these expected results may cause a future impairment of goodwill at the reporting unit. Management has determined there has been no impairment of goodwill or other intangible assets as of June 30, 2020 and therefore no adjustment to the carrying value was required.

Intangible assets subject to amortization include the following: acquired customer relationships, covenants not-to-compete, developed software, a formative assessment item bank (“item bank”), and an assessment module. Customer relationships are amortized on a straight-line basis over five to ten years based on the estimated useful life. Covenants not-to-compete are amortized on a straight-line basis over the term of the respective covenants which range from three to four years. Developed software is amortized on a straight-line basis over five to ten years based on the estimated useful life. The item bank is amortized on a straight-line basis over five to ten years based on the estimated useful life of the asset. The assessment module is amortized on a straight-line basis over five years based on the estimated useful life of the asset.

The Company evaluates their amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset or group of assets. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company also evaluated the estimated remaining useful lives of intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Assumptions and estimates about future values and remaining useful lives of our intangible assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends and internal factors such as changes in our business strategy and our internal forecasts.

Long-Lived Assets

The Company evaluates the carrying value of long-lived assets when indicators of impairment exist. For the period ended June 30, 2020, no such events or circumstances were identified. The carrying value of a long-lived asset is considered impaired when the undiscounted expected future cash flows

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Long-Lived Assets (continued)

from such asset (or asset group) are separately identifiable and less than the asset’s (or asset group’s) carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. For the period ended June 30, 2020, the Company recorded no impairment of long-lived assets.

Computer Software Development Costs and Research and Development Costs

Computer software development costs related to software developed for the Company’s Software as a Service (SaaS) products fall under the accounting guidance of ASC Topic 350-40, Intangibles Goodwill and Other–Internal Use Software, in which computer software costs are expensed as incurred during the preliminary project stage and capitalization begins in the application development stage once the capitalization criteria are met. Costs associated with post implementation activities are expensed as incurred. Costs capitalized during the application development stage include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use computer software.

The Company evaluates whether to capitalize or expense software development costs on its licensed products in accordance with ASC 985-20, Costs of Computer Software to be Sold, Leased, or Marketed. The Company sells products in a market that is subject to rapid technology change, new product development, and changing customer needs; accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release, is very short and, consequently, the amounts that could be capitalized are not material to the Company’s financial position or results of operations. Therefore, the Company has charged all such costs to research and development in the period incurred.

Research and development costs primarily include payroll and headcount related costs, contractor fees and other expenses directly related to research and development.

Fair Value Measurements

The Company’s policy establishes a framework for measuring fair value and expands disclosures about fair value measurements by providing a consistent definition of fair value which focuses on an exit price which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The policy also prioritizes, within the measurement of fair value, the use of market-based information over entity specific information and establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. The Company does not have any instruments meeting the criteria of Level 1 inputs.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. The Company does not have any instruments meeting the criteria of Level 2 inputs.

Level 3 – Pricing inputs include unobservable inputs that reflect the reporting entity’s own presumptions about the assumptions market participants would use in pricing the asset or liability, which are developed based on the best information available. The Company does not have any instruments meeting the criteria of Level 3 inputs.

The Company does not have any assets that are recorded at fair value on a recurring basis. The Company’s contingent consideration on acquisition liability will be measured annually through 2022. See Note 4 under the K-12 Dynamics Acquisition for more details.

Assets and liabilities measured at fair value on a non-recurring basis are recognized at fair value subsequent to initial recognition when they are deemed to be impaired. As of June 30, 2020, the Company’s assets subject to measurement at fair value on a non-recurring basis are fixed assets, goodwill and other intangible assets. The carrying value of these assets has not been impaired; therefore these assets are measured at cost as of June 30, 2020.

Revenue Recognition under ASC 606

The Company recognizes revenue from software licenses, assessment products, content licenses, royalties, consulting services, and post-contract support services. The Company recognizes revenue when they satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services. When the Company acts as an agent in the transaction under ASC 606, they recognize revenue for only the commission on the arrangement. The Company determines revenue recognition through the following steps:

(1)	Identification of the contract, or contracts, with a customer

(2)	Identification of the performance obligations in the contract

(3)	Determination of the transaction price

(4)	Allocation of the transaction price to the performance obligations in the contract

(5)	Recognition of revenue when, or as, they satisfy a performance obligation

The following table represents the Company’s revenue disaggregated by source:

Software license subscriptions	$22,482,395
Royalty revenue	7,826,528
Professional services	2,199,575
Software maintenance	844,368

Total net revenues	$33,352,866

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Revenue Recognition under ASC 606 (continued)

The recognition of revenue may require the application of judgment related to the determination of the performance obligations, the timing of when the performance obligations are satisfied and other areas. In instances where the Company recognizes revenue over time, the Company generally has a subscription service that is recognized over time on a straight-line basis using the time-elapsed output method. The application of their revenue recognition policies and a description of their principal activities, organized by segment, from which the company generate their revenue, are presented below.

Revenue from software license subscriptions, royalties and support is recognized ratably over the term of the contract, which is generally one year. Revenue from the predictive assessment product (developed by TE21) is recognized ratably based on the number of assessments purchased in conjunction with the administration of the assessments.

The Company’s professional services contracts are either on a time and materials or fixed fee basis. These revenues are recognized as the services are rendered for time and materials contracts, on a proportional performance basis for fixed price contracts. Professional service contracts are generally performed over a short duration, typically one to three months.

The Company enters into contracts with its customers that may include promises to transfer multiple software licenses, support and professional services. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

Software licenses are distinct as such offerings are often sold separately. In determining whether professional services are distinct, the Company considers the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date and the contractual dependence of the service on the customer’s satisfaction with the professional services work. To date, the Company has concluded that all of the professional services included in contracts with multiple performance obligations are distinct.

The Company allocates the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which the Company would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation.

The Company determines SSP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company’s discounting practices, the size and volume of the Company’s transactions, price lists, historical sales and contract prices. As the Company’s strategies evolve, the Company may modify its pricing practices in the future, which could result in changes to SSP.

In certain cases, the Company is able to establish SSP based on observable prices of products or services sold separately in comparable circumstances to similar customers. The Company uses a single amount to estimate SSP when it has observable prices.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Revenue Recognition under ASC 606 (continued)

If SSP is not directly observable, for example when pricing is highly variable, the Company uses a range of SSP. The Company determines the SSP range using information that may include market conditions or other observable inputs. The Company typically has more than one SSP for individual products and services due to the stratification of those products and services by customer size and geography.

The Company offers an enterprise version of its Certify product under a software license agreement, which is available in certain circumstances. Revenue under this arrangement would generally be recognized upon the transfer license to the customer. There was no revenue recognized for sales of software licenses for the year ended June 30, 2020.

Contract liabilities are recorded when cash payments are received or due in advance of performance and are reflected in deferred revenue on the consolidated balance sheet. Deferred revenue amounted to $9,083,179 ($8,699,715 current and $383,464 noncurrent) as of June 30, 2020.

Costs to Obtain and Fulfill a Contract

Under ASC 606 subtopic 340-40, referred to herein as ASC 340-40, the Company is required to capitalize and amortize incremental costs of obtaining a contract, such as sales commissions, over the period of benefit, which the Company has calculated to be ten years. Incremental costs of obtaining a contract are recognized as an asset if the costs are expected to be recovered. The period of benefit was determined based on an average customer contract term, technology changes, and the company’s ability to retain customers. Sales commissions for renewal contracts are deferred and amortized on a straight-line basis over the related contractual renewal period. Amortization expense is included in sales expense on the consolidated statement of operations.

The Company’s incremental costs of obtaining a contract consist of sales commissions. Sales commissions paid on renewals are not commensurate with sales commissions paid on the initial contract. For initial contracts, the incremental amount of sales commissions are deferred and amortized on a straight-line basis over the period of benefit, which the Company has estimated to be ten years. For renewal contracts, commissions are amortized over the renewal period if the contract period exceeds one year. If the contract period is less than one year, the Company applies a practical expedient available under ASC 606 and expenses the commission when incurred because the amortization period would have been one year or less. The period of benefit was determined based on an average customer contract term, expected contract renewals, changes in technology and the Company’s ability to retain customers. Deferred commissions are classified on the consolidated balance sheet as current or noncurrent assets based on the timing the expense will be recognized. As of June 30, 2020, the Company had $218,464 of current deferred commissions and $1,260,212 of noncurrent deferred commissions. Commissions expense is included in sales expense on the consolidated statement of operations. The Company had amortization expense of $205,859 on deferred commissions during the period ended June 30, 2020. Other costs incurred to fulfill contracts have been immaterial to date.

Income Taxes

Holdings files its income tax returns in the United States as a limited liability company and is taxed as a partnership for federal and state income tax purposes. Accordingly, no provision for income taxes,

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

related to Holdings, has been made in these consolidated financial statements because such taxes are the responsibility of the individual members of the LLC.

CHC files its income tax returns as a corporation. CSI and TE21 are subsidiaries of CHC and their activity is reported in CHC’s income tax filings. CSI and TE21 file separately for state income tax purposes. Income taxes are provided for the tax effect of transactions reported in the consolidated financial statements and consists of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are no such tax positions requiring accounting recognition in the consolidated financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of June 30, 2020. Any changes in tax positions will be recorded when the ultimate outcome becomes known. The CHC, CSI (pre-transaction) and TE21 (pre-transaction) income tax returns are generally subject to examination by taxing authorities for the previous three years filed.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 11, 2020, the date the consolidated financial statements were available to be issued.

Note 3 – Property and Equipment

Property and equipment consisted of the following at June 30, 2020:

Computer hardware and software	$374,269
Capital lease equipment	416,316
Office equipment and computers	137,673
Capitalized website costs	127,992
Leasehold improvements	40,469

1,096,719
Accumulated depreciation	(751,626)

$345,093

Depreciation expense for the period ended June 30, 2020, was $166,167. Property and equipment held under capital leases are depreciated over three years. For the year ended June 30, 2020, accumulated depreciation and depreciation expense related to capital leases amounted to $270,177 and $88,836, respectively.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 4 – Business Combinations

The Company, through CHC, completed an acquisition during 2019, of TE21, Inc. The Company through CSI, completed an acquisition during 2018, of K-12 Dynamics, Inc. and Go IT Services, Inc. (“K-12 Dynamics”), two acquisitions during 2017: Unbound Concepts, Inc. (“Unbound”) and KobellSystems, Inc. (“Kobell”) and two acquisitions in 2016: Peet Consulting, Inc. d/b/a Academic Benchmarks (“Academic Benchmarks” or “AB”) and Educuity, Inc. (“Educuity”). In addition, on February 11, 2016 the Company experienced a change in control event resulting in the recording of goodwill and intangible assets (see Note 1).

Certica Merger

On February 11, 2016, CSI entered into a plan of merger with Certica Holdings Corp. and Certica Merger Sub Corp. The merger effectuated a change in controlling interest with new investors and certain existing Certica Solutions, Inc. investors rolling their interest into the new ownership structure under Certica Holdings, LLC. The final merger price was set at approximately $35,000,000, including the existing investors that rolled their investment from CSI into the merged entity.

The transaction is being accounted for under the acquisition method of accounting. All of the assets acquired and liabilities assumed in the transaction are recognized at their acquisition-date fair values, while transaction costs associated with the transaction are expensed as incurred. The results of operations related to this acquisition have been included in these consolidated financial statements since that date.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
Current assets	$6,331,892
Fixed assets	58,833
Intangible assets	24,314,224
Goodwill	11,329,256
Current liabilities	(7,373,302)

Net assets acquired	$34,660,903

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets are based on management’s estimates and assumptions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 4 – Business Combinations (continued)

Certica Merger (continued)

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
Item Bank	$12,976,703	10 years
Developed software	7,682,825	10 years
Tradename	1,678,935	Indefinite
Customer relationships	1,420,564	10 years
Noncompete agreement	555,197	3 Years

Intangibles assets acquired	$24,314,224

Academic Benchmarks Acquisition

On February 11, 2016, the Company entered into an asset purchase agreement to acquire certain assets related to the business of Peet Consulting Inc. d/b/a Academic Benchmarks including accounts receivable, and all other assets and rights of the seller, both tangible and intangible for a gross purchase price of $12,001,814, including liabilities assumed. With this acquisition, the Company has expanded its product offerings to include technology that enriches learning and assessment content by leveraging connection points and allowing for enriched searches, discovery, and alignment of data. In connection with the purchase, the Company issued a promissory note of $4,000,000 (see Note 8).

The transaction is being accounted for under the acquisition method of accounting. All of the assets acquired and liabilities assumed in the transaction are recognized at their acquisition-date fair values, while transaction costs associated with the transaction are expensed as incurred. The results of operations related to this acquisition have been included in these consolidated financial statements since that date.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
Accounts receivable	$1,000,149
Fixed assets	39,287
Long term deposits	10,573
Intangible assets	8,619,199
Goodwill	3,357,396
Deferred revenue	(1,024,790)

Net assets acquired	$12,001,814

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets are based on management’s estimates and assumptions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 4 – Business Combinations (continued)

Academic Benchmarks Acquisition (continued)

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
Developed software	$5,697,654	10 years
Customer relationships	1,628,311	10 years
Tradename	873,955	Indefinite
Noncompete agreement	419,279	4 Years

Intangibles assets acquired	$8,619,199

The amounts recorded for developed software represents the estimated fair value of Academic Benchmark’s software platform. The amount recorded for customer relationships represents the fair values of the underlying relationships with Academic Benchmarks’ customers.

Educuity Acquisition

On August 1, 2016, CSI entered into an asset purchase agreement to acquire certain assets related to the business of Educuity, Inc. including accounts receivable, and all other assets and rights of the seller, both tangible and intangible for a purchase price of $1,000, plus liabilities assumed. With this acquisition, the Company has expanded its Ed-Fi expertise, technology and data standards for state and local education agencies.

The transaction is being accounted for under the acquisition method of accounting. All of the assets acquired and liabilities assumed in the transaction are recognized at their acquisition-date fair values, while transaction costs associated with the transaction are expensed as incurred. The results of operations related to this acquisition have been included in these consolidated financial statements since that date.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
Cash	$46,655
Accounts receivable	5,000
Long-term deposits	3,438
Goodwill	7,907
Accounts payable	(63,000)

Net assets acquired	$—

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets are based on management’s estimates and assumptions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 4 – Business Combinations (continued)

KobellSystems Acquisition

On June 23, 2017, CSI entered into an asset purchase agreement to acquire certain assets related to the business of KobellSystems, Inc., and all other assets and rights of the seller, both tangible and intangible for a purchase price of $300,000. With this acquisition, the Company acquired the ItemLogic software which provides publishers with an assessment content management and distribution platform which is being tightly integrated into the Company’s Academic Benchmarks’ products.

The transaction is being accounted for under the acquisition method of accounting. All of the assets acquired and liabilities assumed in the transaction are recognized at their acquisition-date fair values, while transaction costs associated with the transaction are expensed as incurred. The results of operations related to this acquisition have been included in these consolidated financial statements since that date.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
Intangible assets	$270,000
Goodwill	30,000

Net assets acquired	$300,000

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The approximate fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets are based on management’s estimates and assumptions.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
Developed software	$195,000	5 years
Noncompete agreement	60,000	3 Years
Tradename	15,000	Indefinite

Intangibles assets acquired	$270,000

The amounts recorded for developed software represents the estimated fair value of Kobell’s software platform.

Unbound Concepts Acquisition

On June 26, 2017, CSI entered into an asset purchase agreement to acquire certain assets related to the business of Unbound Concepts, Inc. including all other assets and rights of the seller, both tangible and intangible for a purchase price of $1,667,547, including 25,581 common units valued at $251,974. With this acquisition, the Company has expanded its product offerings to include technology that

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 4 – Business Combinations (continued)

Unbound Concepts Acquisition (continued)

enriches tagging, search and discovery of reading titles for trade and instructional publishers, in turn providing these publishers greater opportunities to market and sell their titles.

The transaction is being accounted for under the acquisition method of accounting. All of the assets acquired and liabilities assumed in the transaction are recognized at their acquisition-date fair values, while transaction costs associated with the transaction are expensed as incurred. The results of operations related to this acquisition have been included in these consolidated financial statements since that date.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
Intangible assets	$1,167,283
Goodwill	500,264

Net assets acquired	$1,667,547

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The approximate fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets are based on management’s estimates and assumptions.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
Developed software	$1,000,528	5 years
Noncompete agreement	83,378	3 Years
Tradename	83,377	Indefinite

Intangibles assets acquired	$1,167,283

The amounts recorded for developed software represents the estimated fair value of Unbound’s software platform.

K-12 Dynamics Acquisition

On December 3, 2018, CSI entered into an asset purchase agreement with K-12 Dynamics, Inc. and Go IT Services, Inc. (“K-12 Dynamics”) to acquire all assets and rights related to the business of developing, marketing, and operating the Dynamic District Dashboard, a platform-as-a-service data analytics portal for school districts (the “K-12 Technology”). The minimum consideration for this acquisition amounts to $1,001,000, of which $1,000 was paid at closing and the remaining $1,000,000 will be paid incrementally over a four-year period. The Company could pay up to an additional $3,000,000 based on sales of the acquired analytics solution (“Videri” F/K/A (“ViewPoint” or “D3 Technology”), as defined in the agreement.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 4 – Business Combinations (continued)

K-12 Dynamics Acquisition (continued)

The transaction is being accounted for under the acquisition method of accounting. All of the assets acquired and liabilities assumed in the transaction are recognized at their acquisition-date fair values, while transaction costs associated with the transaction are expensed as incurred. The results of operations related to this acquisition have been included in these consolidated financial statements since that date.

In accordance with ASC 805-30-25, the Company, based on the likelihood of future revenue related to the contingent earn-out agreement, determined the fair value of the acquisition cost including the contingent consideration. The contingent consideration earn-out agreement is 25% of the first $12,000,000 plus 10% of the next $10,000,000 in cumulative revenue CSI receives from Videri related products and services, earned by the K-12 Dynamics’s software from the January 1, 2019 through December 31, 2022. The agreement has a minimum payment of $1,001,000 and a maximum of $4,000,000, and the Company projected the total acquisition amount to $2,600,000, with a fair value of $2,105,998. On initial measurement, the Company used a 6% discount rate that the Company received in a similar transaction (the TE21 transaction). The present value of future anticipated payments are as follows:

Year	Total Payment	Purchase Price Due	Interest Portion
2020	$250,000	$64,554	$185,446
2021	331,424	205,512	125,912
2022	823,833	710,597	113,236
2023	1,194,743	1,125,335	69,408

Total	$2,600,000	$2,105,998	$494,002

As of June 30, 2020, management has determined the fair value of the contingent consideration payments above is materially accurate.

Rollforward of the contingent consideration consisted of the following as of June 30, 2020:

Contingent consideration as of June 30, 2019	$2,105,998
Payment made on April 30, 2020, net of accretion	(64,554)

Contingent consideration as of June 30, 2020	$2,041,444

The acquisition-date fair value, as well as the $1,000 cash payment received, was allocated to the tangible and intangible assets acquired based on their estimated fair values on their corresponding acquisition date, with the remaining unallocated amount recorded as goodwill.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 4 – Business Combinations (continued)

K-12 Dynamics Acquisition (continued)

The following table summarizes the estimated fair value of assets acquired as of the date of acquisition:

Fair Value
Intangible assets	$1,790,948
Goodwill	316,050

Net assets acquired	$2,106,998

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The approximate fair values assigned to tangible assets acquired and identifiable intangible assets are based on management’s estimates and assumptions.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
Developed software	$1,264,198	10 years
Customer relationships	105,350	10 years
Noncompete agreement	421,400	3 Years

Intangibles assets acquired	$1,790,948

The amounts recorded for developed software represents the estimated fair value of K-12 Dynamics, Inc.’s software platform. The amount recorded for customer relationships represents the fair value of the underlying relationships with K-12 Dynamics’ customers.

TE21, Inc. Acquisition

On April 11, 2019, CHC entered into a stock purchase agreement with TE21, Inc. to acquire 100% of the outstanding stock of TE21, Inc. for an initial purchase price of $17,744,443. Through this acquisition, Certica expands its K-12 formative assessment and analytic offerings to include predictive benchmark assessments, which allow teachers to forecast outcomes on state assessments with a high degree of correlation, measure students’ mastery of learning standards, and evaluate college and career readiness.

In April 2020, Certica received an adjustment from escrow, in the amount of $221,713, in accordance with the terms of the agreement, lowering the total acquisition price to $17,522,730. As a result, Certica reduced the goodwill on this transaction by the same amount (see Note 5).

The transaction is being accounted for under the acquisition method of accounting. All of the assets acquired, and liabilities assumed in the transaction are recognized at their acquisition-date fair values, while transaction costs associated with the transaction are expensed as incurred. The results of operations related to this acquisition have been included in these consolidated financial statements since that date.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 4 – Business Combinations (continued)

TE21, Inc. Acquisition (continued)

The following table summarizes the estimated fair value of assets acquired (liabilities) assumed as of the date of acquisition:

Fair Value
Cash	$1,375,528
Accounts receivable	155,487
Fixed assets	368,135
Prepaid expenses and other current assets	78,224
Deferred tax asset	790,000
Intangible assets	12,617,761
Goodwill	3,508,340
Accounts payable and accrued expenses	(713,733)
Deferred revenue	(657,012)

Net assets acquired	$17,522,730

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The approximate fair values assigned to tangible assets acquired and identifiable intangible assets are based on management’s estimates and assumptions.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
Assessments	$6,842,581	5 years
Developed software	1,885,320	10 years
Item bank	1,851,962	5 years
Noncompete agreement	747,028	3 Years
Tradename	655,701	Indefinite
Customer relationships	635,169	10 years

Intangibles assets acquired	$12,617,761

The amount recorded represents the estimated fair value of TE21’s predictive benchmark assessments product, software platform and item bank. The amount recorded for customer relationships represents the fair value of the underlying relationships with TE21’s customers.

Note 5 – Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price in business combinations over the fair value of net intangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 5 – Intangible Assets (continued)

Goodwill (continued)

Goodwill consisted of the following:

Balance as of June 30, 2019	$19,270,925
TE21 acquisition adjustment	(221,713)

Balance as of June 30, 2020	$19,049,212

There was no impairment of goodwill during the year ended June 30, 2020.

Intangible Assets

Intangible assets acquired from business combinations are amortized on a straight-line basis over their estimated useful lives which range from 3 to 10 years (except tradenames which are considered to have an indefinite life). Intangible assets acquired from business combinations as of June 30, 2020 are as follows:

	Gross Fair Value	Accumulated amortization	Net Book Value
Amortized:
Acquired developed software	$17,725,525	$(6,999,252)	$10,726,273
Item bank	14,828,666	(6,124,865)	8,703,801
Assessments	6,842,581	(1,653,624)	5,188,957
Customer relationships	3,789,394	(1,427,313)	2,362,081
Covenants not-to-compete	2,286,282	(1,641,144)	645,138

	45,472,448	(17,846,198)	27,626,250
Unamortized:
Tradenames	3,306,968	—	3,306,968

Total	$48,779,416	$(17,846,198)	$30,933,218

The expected future amortization expense for purchased intangible assets as of June 30, 2020 is as follows

Year	Amount
2021	$5,697,100
2022	5,563,284
2023	5,068,518
2024	4,706,246
2025	3,329,609
Thereafter	3,261,493

Total	$27,626,250

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 5 – Intangible Assets (continued)

Intangible Assets (continued)

Amortization expense associated with intangible assets was $5,810,405 for the year ended June 30, 2020.

Note 6 – Capitalized Software Development Costs

Capitalized software development costs consisted of the following as of June 30, 2020:

Capitalized software development costs	$11,041,113
Accumulated amortization	(990,038)

$10,051,075

Amortization expense for the year ended June 30, 2020, was $857,350. The Company expects the costs capitalized as internal-use software to be amortized on a straight-line basis over its estimated useful life, which is generally three to five years.

Note 7 – Deferred Revenue

Deferred revenue as of June 30, 2020, is comprised of amounts deferred from maintenance and subscription contracts, professional service engagements paid for in advance and amounts received under royalty agreements. Amounts deferred under maintenance, subscription and royalty agreements with customers are recognized pro-ratably over the life of the respective customer contract. Deferrals for professional services include amounts that have been paid for in advance, but the services are yet to be completed or accepted by the customer.

The following table outlines the expected future recognition of total deferred revenue as of June 30, 2020:

Recognized in:
2021	$8,699,715
2022	337,503
2023	45,961

$9,083,179

Note 8 – Notes Payable

CSI entered into a loan agreement on February 11, 2016, with Deerpath Capital II, LP, Pondfield Funding, LLC and Pondfield Capital, LLC and EverBank Commercial Finance, Inc., collectively the “Lenders” or “Deerpath Loan”, for the following loans: (i) a senior secured term loan in the amount of $18,000,000, (ii) a conditional commitment to provide senior secured revolving loans in the aggregate amount not to exceed $1,000,000, and (iii) a conditional commitment to provide additional single-advance senior secured term loans not to exceed $5,000,000. The proceeds of the $18,000,000 term loan were used, in part, to retire existing notes payable in the amount of approximately $14,800,000.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 8 – Notes Payable (continued)

On April 11, 2019, the Deerpath loan was amended to increase the conditional commitment from $5,000,000 to $11,000,000. This $11,000,000 was then drawn upon in conjunction with the acquisition of TE21, Inc. (see Note 4), increasing the original principal amount under the loan to $29,000,000.

The amended note payable calls for quarterly principal payments plus monthly interest payments. The amended note has principal payments due of $290,000 per quarter and increase annually each July 1st, as defined in the agreement, including a final balloon payment of $25,647,500 due at maturity in February 2021. Interest is calculated monthly at LIBOR plus 7.25% (effective rate was 8.7% as of June 30, 2020). The note payable subjects the borrower to certain restrictive covenants and requires the Company to maintain certain financial ratios, as defined in the agreement. The note payable is guaranteed by CHC. In conjunction with this note payable, the Company incurred $636,967 ($376,967 in 2016 and $260,000 in 2019), in debt issuance costs. In accordance with ASU 2015-03 Interest - Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, these issuance costs will be amortized as interest expense over the life of the loan which is sixty months. Amortization expense related to issuance costs totaled $217,212 for the year ended June 30, 2020. As of June 30, 2020, $26,735,000 was outstanding under this note payable.

In conjunction with the acquisition of Academic Benchmarks (see Note 4), the Company issued a subordinated convertible note payable on February 11, 2016 in the amount of $4,000,000. Commencing on March 11, 2016, monthly principal payments of $66,667, plus monthly interest payments at the initial rate of 3.00% per annum are due through February 2021. Interest rates increase every March by 1% per year, through the notes’ maturity. The interest rate in effect as of June 30, 2020 was 7.00%. At any time on or after the second anniversary of the note, the noteholder may convert the lesser of $2,000,000 or the remaining principle balance into certain amounts of equity securities of Certica Holding, LLC, as defined in the agreement. There were no conversions for the year ended June 30, 2020. In conjunction with these financing agreements, the Company incurred $83,770 in debt issuance costs. In accordance with ASU 2015-03 Interest - Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, these issuance costs will be amortized as interest expense over the life of the loan which is sixty months. Amortization expense related issuance costs totaled $16,754, for the year ended June 30, 2020. As of June 30, 2020, $533,333 was outstanding under this note payable.

Total debt and repayments due as of June 30, 2020 is as follows:

Year	Scheduled Principal Repayments	Less: Amortization of Debt Issuance Costs	Net Amount
2021	$27,268,333	$(146,228)	$27,122,105

Note 9 – Related Party Debt

In conjunction with the TE21 acquisition, the Company issued an $8,500,000 note payable to the former stockholders. The note is compounded quarterly starting at a 5.00% rate, increasing 0.50% annually up to a maximum of 7.00%, with the unpaid principal and accrued interest being due on April 11, 2024. The interest rate in effect at June 30, 2020 was 5.50%. The amount due on April 11, 2024, including principal and accrued interest, will total approximately $11,400,000, in the event no

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 9 – Related Party Debt (continued)

payments are made before maturity. The note contains various voluntary and prepayment clauses, as defined in the agreement. As of June 30, 2020, the outstanding note balance and accrued interest amounted to $8,500,000 and $540,563, respectively.

Note 10 – Obligations under Capital Lease

The Company leases property and equipment under non-cancelable capital lease agreements. The assets and related liabilities under the capital leases were recorded at the present value of the minimum lease payments. Depreciation of the assets under the capital leases is included in depreciation expense for the year ended June 30, 2020.

Total future minimum lease payments under the capital lease obligations as of June 30, 2020, were as follows:

June 30, 2021	$84,198
June 30, 2022	62,454
June 30, 2023	10,389

Total	157,041
Less: amount representing interest	8,756

Present value of net minimum lease payments under capital leases	148,285
Less: current portion	77,981

Obligations under capital lease - net of current portion	$70,304

Note 11 – Capital Structure

In relation to the reorganization as noted in the Note 1, the Company has issued preferred, common, and restricted common units. The holder of the units is entitled to the rights and privileges set forth in the amended and restated LLC Agreement. The Company also has an equity incentive plan available to issue units at the discretion of the Board of Directors. Refer to the LLC agreement for a detailed description of the rights, privileges and conversion features of each class.

Common Units

As of June 30, 2020, there were 2,892,238 authorized, issued, and outstanding common units. On certain matters, as defined in the LLC agreement, requiring votes of the members each unit entitles the holder to one vote, in person or proxy.

Preferred Units

As of June 30, 2020, there were 2,862,448 authorized, issued, and outstanding preferred units. Holders of the preferred units are not entitled to vote on Company matters and only have certain rights as specified in the LLC agreement.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 11 – Capital Structure (continued)

Equity Incentive Plan

The Company has an equity incentive plan to recruit and retain highly qualified employees, consultants and other service providers as a productivity incentive and an opportunity to share in the growth in the Company. These units are deemed “profits interests”. As of June 30, 2020, there were 918,884 units issued under the plan, and 881,111 units were outstanding under the plan. Holders of the restricted units are not entitled to vote on Company matters and only have certain rights as specified in the LLC agreement.

Note 12 – Commitments and Contingencies

The Company currently leases seven office facilities located in Wakefield and Harvard, Massachusetts; Austin, Texas; Cincinnati, Ohio; Durham, North Carolina; and Charleston, South Carolina under operating lease agreements. The leases expire from December 2020 through April 2024. Rent expense for the Company’s facilities for the year ended June 30, 2020, totaled $541,174. The Company records rent expense on the straight-line basis and the deferred rent liability pertaining to future scheduled rent increases has been recorded to accrued expenses.

The future minimum lease payments due under the above-mentioned lease agreements are as follows:

Year	Amount
2021	$445,500
2022	130,700
2023	122,000
2024	104,800

$803,000

K12 Dynamics Acquisition Contingent Consideration

See Note 4 for the estimated contingent payouts for the acquisition of assets.

Note 13 – Income Taxes

CHC files its income tax returns as a corporation. CSI is a subsidiary of CHC and its activity is captured in CHC’s income tax filings.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 13 – Income Taxes (continued)

The components of the provision for (benefit from) for the Certica Holdings Corp. for the year ended June 30, 2020 is as follows:

Current:
Federal	$—
State	30,104

30,104

Deferred:
Federal	483,000
State	112,000

595,000

Deferred tax valuation allowance change	(495,000)

Total provision for income taxes	$130,104

The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at June 30, 2020 are as follows:

Gross deferred tax asset(1):
Net operating loss carryforwards	$4,183,000
Deferred costs	640,000
Interest carryover	808,000
Fixed and intangible assets	(325,000)

5,306,000

Gross deferred tax liabilities:
None	—

—

Deferred tax valuation allowance	(4,616,000)

Net deferred tax asset	$690,000

(1)

The components of income tax benefit (expense) are the temporary timing differences for period reported on in these financial statements. The gross deferred tax asset includes the cumulative book to tax timing differences.

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Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 13 – Income Taxes (continued)

The reconciliation between the amount computed by applying the U.S. federal statutory tax rate for future periods in effect at the time the financials were available to be issued (21% for the period ended June 30, 2020) to net loss before income tax expense and the actual income tax expense (benefit) for the year ended June 30, 2020:

Pre-tax book loss	$(713,611)

Income tax expense at statutory rate	(150,000)
State tax, net of federal tax benefit	112,000
Federal, NOL adjustment	116,000
Permanent differences	517,000
Change in valuation allowance	(495,000)

$100,000

The Company accounts for income taxes under the provisions of ASC 740, Income Taxes. Under ASC 740, deferred income taxes are recognized based on the expected future tax consequences of differences between the financial statement and tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

Management has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets, which are comprised principally of net operating loss carryforwards. Management has determined that it is more likely than not that the Company will not recognize the majority of the benefits of its deferred tax assets and, as a result, a valuation allowance has been recorded against its deferred tax assets. The valuation allowance decreased by $495,000 during the period ended June 30, 2020.

As of June 30, 2020, the Company had federal and state net operating loss carryforwards of approximately $16,200,000 and $15,700,000 respectively, all of which may be available to offset future federal and state income tax liabilities. These net operating losses may expire at various times between 2020 and 2039.

Ownership changes, as defined in the Internal Revenue Code section 382, could limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Generally, an ownership change occurs when the ownership percentage of 5% or greater stockholders increases by more than 50% over a three-year period. Accordingly, the purchase of the Company’s stock in amounts greater than specified levels could have limited the Company’s ability to utilize the federal and state net operating losses for tax purposes.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 14 – Supplemental Disclosures of Cash Flow Information

Cash paid during the year ended June 30, 2020 for interest was $2,305,492.

Noncash investing and financing activities:

Acquisition of property and equipment:

Cost of property and equipment	$339,994
Less:
Issuance of capital lease obligations	(104,819)

Net cash paid for acquisition of property and equipment	$235,175

Note 15 – Retirement Plan

CSI has a tax deferred 401(k) retirement plan that provides retirement benefits to all of its eligible employees. The participants may elect to contribute either a fixed dollar amount or a percentage of their gross annual earnings not to exceed ERISA and IRS limits. The CSI plan was amended in March 2020 to include an employer match. The plan provides for Company discretionary contributions at matching percentages at 100% up to 4% deferred. Employees immediately vest 100% in all salary reduction contributions and employer contributions. Retirement plan expense for the year ended June 30, 2020 amounted to $58,892.

TE21 has a tax deferred 401(k) retirement plan that provides retirement benefits to all of its eligible employees. The participants may elect to contribute either a fixed dollar amount or a percentage of their gross annual earnings not to exceed ERISA and IRS limits. The plan provides for Company discretionary contributions at matching percentages at 100% up to 4% deferred. Employees immediately vest 100% in all salary reduction contributions and employer contributions. Retirement plan expense for the year ended June 30, 2020 amounted to $74,889.

During December 2019, TE21 employees became employees of CSI and were eligible to contribute to the CSI plan. In conjunction with this, the TE21 plan was frozen and the assets were transferred to the CSI plan.

Note 16 – Concentration of Credit Risk

The Company maintains its cash in several bank deposit accounts, which at times may exceed the federally insured limits of $250,000 that exist through June 30, 2020. As of June 30, 2020 the Company had approximately $2,768,000 of uninsured deposits.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company extends credit based on the customers’ financial conditions. The Company does not require collateral or other security to support customer receivables. Credit losses, when realized, have been within the range of management’s expectations. To further reduce credit risk associated with accounts receivable, the Company performs periodic credit evaluations of its customers.

As of June 30, 2020, there were no significant customers with respect to customer bookings.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Certica Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Year Ended June 30, 2020

Note 16 – Concentration of Credit Risk (continued)

As of June 30, 2020 significant customers with respect to accounts receivable are as follows:

Customer A	19%
Customer B	14%

Note 17 – Risks and Uncertainties

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. The World Health Organization has declared COVID-19 to constitute a “Public Health Emergency of International Concern.” This outbreak will affect virtually every industry and has created volatility in the stock markets throughout the world. Many Federal and state governments have implemented numerous restrictions, mandated various closures - including schools moving to online learning, and quarantine requirements in connection with the COVID-19 outbreak. The extent of the impact of the COVID-19 on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of the COVID-19, all of which are highly uncertain and cannot be predicted. If the duration of the outbreak lasts for an extended period of time, the results of operations for fiscal year 2020 may be materially adversely affected.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTICA HOLDINGS LLC AND SUBSIDIARIES

Consolidated Balance Sheet

(unaudited)

Assets	September 30, 2020
Current assets:
Cash and cash equivalents	$12,286,464
Accounts receivable, net of allowance for doubtful accounts of $11,073	8,872,452
Prepaid expenses and other current assets	1,956,615
Current portion of deferred commissions	218,464

Total current assets	23,333,995

Property and equipment, net of accumulated depreciation	309,258

Other assets:
Deferred commissions, net of current portion	1,596,722
Capitalized software and development costs, net accumulated amortization	10,739,681
Other intangible assets, net of accumulated amortization	29,508,943
Goodwill	19,049,212
Deferred Tax Asset	690,000
Long-term deposits	43,752

Total Other assets	61,628,310

Total assets	$85,271,563

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$2,282,904
Accrued expenses and other current liabilities	3,046,316
Current portion of deferred revenue	20,843,517
Notes payable, net of issuance costs	26,625,582
Current portion of capital lease obligations	72,214
Current portion of contingent consideration on acquisition	205,512

Total current liabilities	53,076,045

Long-term liabilities:
Deferred revenue, net of current portion	262,935
Related party note payable	8,500,000
Capital lease obligations, net of current portion	54,274
Contingent consideration on acquisition, net of current portion	1,866,618

Total long-term liabilities	10,683,827

Total liabilities	63,759,872

Members’ equity	21,511,691

Total liabilities and members’ equity	$85,271,563

See accompanying notes.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTICA HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statement of Operations

(unaudited)

For the three months ended September 30, 2020
Revenues, net:
Software licenses—subscription	$6,835,613
Software maintenance	175,378
Professional services	347,104
Royalty revenue	1,836,308

Total revenues	9,194,403
Cost of revenues	2,095,693

Gross Profit	7,098,710

Operating expenses:
Sales	1,506,773
Marketing	268,572
Research and development	1,628,477
General and administrative	2,658,257

Total operating expenses	6,062,079

Income from operations	1,036,631

Other (income) expense:
Interest expense, net	762,400
Net income before provision for income taxes	274, 231

Provision for income taxes	20,519

Net income	$253,712

See accompanying notes.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTICA HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statement of Members’ Equity

(unaudited)

Three months ended September 30, 2020

	Preferred Units		Common Units		Total
	Units	Amount	Units	Amount	Units	Retained Deficit	Amount
Balance, June 30, 2020	2,862,448	$28,624,481	2,892,238	$334,886	5,754,686	$(7,701,388)	$21,257,979
Net Income	—	—	—	—	—	253,712	253,712

Balance, September 30, 2020	2,862,448	$28,624,481	2,892,238	$334,886	5,754,686	$(7,447,676)	$21,511,691

See accompanying notes.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTICA HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(unaudited)

For the three months ended September 30, 2020
Cash flows from operating activities:

Net income	$253,712

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	38,961
Amortization of intangibles	1,494,726
Amortization of commissions	108,606
Amortization of capitalized software development costs	191,697
Accretion of debt issuance costs, reported as interest	65,976
Increase (decrease) in cash and cash equivalents resulting from changes in operating assets and liabilities:
Accounts receivable	(3,761,086)
Prepaid expenses and other current assets	(954,930)
Deferred commissions, net	(336,512)
Deferred tax asset
Accounts payable	1,305,423
Accrued expenses and other current liabilities	466,584
Deferred revenue	11,916,923

Net cash provided by operating activities	10,790,080

Cash flows from investing activities:
Payments for acquisition of property and equipment	(3,193)
Payments for capitalized software development costs	(1,059,294)
Cash received for adjustment on acquisition of TE 21, Inc.	10,221

Net cash used in investing activities	(1,052,266)

Cash flows from financing activities:
Repayments of long-term debt	(562,500)
Repayments of obligations under capital lease	(21,796)

Net cash used in financing activities	(584,296)

Net increase in cash and cash equivalents	9,153,518
Cash and cash equivalents, beginning of period	3,132,946

Cash and cash equivalents, end of period	12,286,464

See accompanying notes.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTICA HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Organization and Nature of Business

Certica Holdings, LLC (“Holdings”) was organized on January 29, 2016 in the State of Delaware to act as a holding company to its wholly-owned subsidiary, Certica Holdings Corp. (“CHC”). CHC was incorporated on January 29, 2016, in the State of Delaware. Both Holdings and CHC commenced operations on February 11, 2016. On February 11, 2016, CHC acquired Certica Solutions, Inc. (“CSI”). In conjunction with this transaction, certain stockholders of CSI reinvested their proceeds into Holdings and became minority owners.

On February 11, 2016, CSI entered into a plan of merger with Certica Holdings Corp. and Certica Merger Sub Corp. The merger effectuated a change in controlling interest with new investors and certain existing Certica Solutions, Inc. investors rolling their interest into the new ownership structure under Certica Holdings, LLC. The final merger price was set at approximately $35,000,000, including the amount from investors that rolled their investment from CSI into the merged entity. CSI is subject to certain working capital, indebtedness and transaction cost adjustments, as defined in the agreement. The merger agreement also contains a professional services agreement with the principal investor, New Harbor Capital, which calls for payment of minimum quarterly management fees of $100,000 or an amount based on the consolidated EBITDA, as defined in the agreement. The Company paid $100,000 to this related party for the three months ended September 30, 2020.

CSI was incorporated in the state of Delaware in March of 2001 and maintains its corporate office in Wakefield, Massachusetts and has offices in Harvard, Massachusetts, Cincinnati, Ohio and Austin, Texas. On February 11, 2016, CSI entered into a merger with Certica Merger Sub Corp. and was the surviving corporation. CSI is now a wholly-owned subsidiary of Certica Holdings Corp., which in turn is a wholly-owned subsidiary of Certica Holdings, LLC. CSI licenses software and student assessment content (such as test questions), to improve performance, enable data-driven decisions and demonstrate regulatory compliance, both directly to school districts and state education agencies (SEA) and indirectly through other educational technology (EdTech) vendors servicing the K-12 school district market. CSI also delivers related consulting services to districts, SEA’s and EdTech vendors to assist with the implementation and training associated with the licensed software and content. CSI’s primary market is North America.

On April 11, 2019, CHC entered into a stock purchase agreement with TE21, Inc. (“TE21”) to acquire 100% of the outstanding stock of TE21. As a result of the acquisition, TE21 became a wholly-owned subsidiary of CHC. TE21, which operates with offices in Charlestown, South Carolina and Durham, North Carolina, offers benchmark assessments, professional development and intervention software products and services to grades K-12. Its primary market is the southeastern United States, but the Company is looking to market its product offerings through the United States.

The environment of rapid technological change and intense competition, which is characteristic of the software development industry, results in frequent new products, evolving industry standards and increasingly sophisticated customer needs. The Company’s ultimate success depends on its ability to develop products on a timely basis that keep pace with the changes in technology, evolving industry standards and increasingly sophisticated customer needs. As a result, factors adversely impacting the software development industry may have a material adverse effect on the Company.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Certica Holdings, LLC, its wholly-owned subsidiary, Certica Holdings Corp. and CHC’s wholly-owned subsidiaries, Certica Solutions, Inc. and TE21, Inc.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(individually and collectively, the “Company”). All material intercompany transactions have been eliminated in consolidation.

Basis of Accounting

The unaudited financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain information and note disclosures included in the annual audited financial statements prepared in accordance with GAAP have been condensed or omitted. In management’s opinion, the financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the fiscal quarter presented. All intercompany accounts and transactions have been eliminated in consolidation. Results of operations for the three months ended September 30, 2020 are not necessarily indicative of the results that may be expected for any other interim period, or for any future year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases, requiring lessees to recognize a right-of-use, or ROU, asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the financial statements. Lessor accounting is similar to the current model but updated to align with certain changes to the lessee model. Lessors will continue to classify leases as operating, direct financing or sales-type leases. The new standard must be adopted using a modified retrospective transition and requires application of the new guidance at the beginning of the earliest comparative period presented. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities, which deferred the effective dates for applying ASC 842 for certain not-for-profit entities that that have not yet issued financial statements or made financial statements available for issuance as of June 3, 2020. The ASU also deferred the effective date for applying ASC 842 by one year for entities within the “all other entities” category. The updated standard is effective for Holdings beginning July 1, 2022. The Company currently expects the most significant impact will be the recognition of right-of-use assets and lease liabilities for its ongoing operating leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses, a new standard to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard will require the use of a forward-looking expected credit loss model for accounts receivables, loans and other financial instruments. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The standard will be effective for the Company beginning July 1, 2021. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40). ASU 2018-15 clarifies the accounting for implementation costs in cloud computing arrangements. The standard will be effective for the Company beginning July 1, 2021. The Company does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740: Simplifying the Accounting for Income Taxes, which is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles and also simplification of areas such as franchise taxes, step up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The standard will be effective for the Company beginning July 1, 2022. The Company is evaluating the impact of adopting this new guidance on its consolidated financial statements.

3. Property and Equipment

Property and equipment balance at September 30, 2020 was $309,258.

Depreciation expense for the three months ended September 30, 2020 was $38,961.

4. Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price in business combinations over the fair value of net intangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually. Goodwill balance as of September 30, 2020 was $19,049,212. There was no impairment of goodwill during the three months ended September 30, 2020.

Intangible Assets

Intangible assets acquired from business combinations are amortized on a straight-line basis over their estimated useful lives which range from 3 to 10 years (except tradenames which are considered to have an indefinite life). Intangible assets acquired from business combinations as of September 30, 2020 were $29,508,943. Amortization expense associated with intangible assets was $1,494,726 for the three months ended September 30, 2020.

Capitalized Software

Capitalized software development costs as of September 30, 2020 was $10,739,681. Amortization expense for the three months ended September 30, 2020, was $191,697. The Company expects the costs capitalized as internal-use software to be amortized on a straight-line basis over its estimated useful life, which is generally three to five years.

5. Deferred Revenue

Deferred revenue as of September 30, 2020, is comprised of amounts deferred from maintenance and subscription contracts, professional service engagements paid for in advance and amounts received under royalty agreements. Amounts deferred under maintenance, subscription and royalty agreements with customers are recognized pro-ratably over the life of the respective customer contract. Deferrals for professional services include amounts that have been paid for in advance, but the services are yet to be completed or accepted by the customer. Total deferred revenue as of September 30, 2020 was $21,106,452.

6. Notes Payable

CSI entered into a loan agreement on February 11, 2016, with Deerpath Capital II, LP, Pondfield Funding, LLC and Pondfield Capital, LLC and EverBank Commercial Finance, Inc., collectively the “Lenders” or “Deerpath Loan”, for the following loans: (i) a senior secured term loan in the amount of $18,000,000, (ii) a conditional commitment to provide senior secured revolving loans in the aggregate amount not to exceed $1,000,000, and (iii) a conditional commitment to provide additional single-advance senior secured term loans not to exceed $5,000,000. The proceeds of the $18,000,000 term loan were used, in part, to retire existing notes payable in the amount of approximately $14,800,000.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

On April 11, 2019, the Deerpath loan was amended to increase the conditional commitment from $5,000,000 to $11,000,000. This $11,000,000 was then drawn upon in conjunction with the acquisition of TE21, Inc., increasing the original principal amount under the loan to $29,000,000. The amended note payable calls for quarterly principal payments plus monthly interest payments.

The amended note has principal payments due of $290,000 per quarter and increase annually each July 1st, as defined in the agreement, including a final balloon payment of $25,647,500 due at maturity in February 2021. Interest is calculated monthly at LIBOR plus 7.25% (effective rate was 8.7% as of September 30, 2020). The note payable subjects the borrower to certain restrictive covenants and requires the Company to maintain certain financial ratios, as defined in the agreement. The note payable is guaranteed by CHC. In conjunction with this note payable, the Company incurred $636,967 ($376,967 in 2016 and $260,000 in 2019), in debt issuance costs. In accordance with ASU 2015-03 Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, these issuance costs will be amortized as interest expense over the life of the loan which is sixty months.

In conjunction with the acquisition of Academic Benchmarks, the Company issued a subordinated convertible note payable on February 11, 2016 in the amount of $4,000,000. Commencing on March 11, 2016, monthly principal payments of $66,667, plus monthly interest payments at the initial rate of 3.00% per annum are due through February 2021. Interest rates increase every March by 1% per year, through the notes’ maturity. The interest rate in effect as of September 30, 2020 was 7.00%. At any time on or after the second anniversary of the note, the noteholder may convert the lesser of $2,000,000 or the remaining principle balance into certain amounts of equity securities of Certica Holding, LLC, as defined in the agreement. There were no conversions for the three months ended September 30, 2020. In conjunction with these financing agreements, the Company incurred $83,770 in debt issuance costs. In accordance with ASU 2015-03 Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, these issuance costs will be amortized as interest expense over the life of the loan which is sixty months.

Amortization expense related issuance costs for both loans totaled $65,976, for the three months ended September 30, 2020. As of September 30, 2020, $26,625,582 was outstanding under the notes payable.

7. Related Party Debt

In conjunction with the TE21 acquisition, the Company issued an $8,500,000 note payable to the former stockholders. The note is compounded quarterly starting at a 5.00% rate, increasing 0.50% annually up to a maximum of 7.00%, with the unpaid principal and accrued interest being due on April 11, 2024. The interest rate in effect at September 30, 2020 was 5.50%. The amount due on April 11, 2024, including principal and accrued interest, will total approximately $11,400,000, in the event no payments are made before maturity. The note contains various voluntary and prepayment clauses, as defined in the agreement. As of September 30, 2020, the outstanding note balance amounted to $8,500,000.

8. Capital Structure

In relation to the reorganization as noted in the Note 1, the Company has issued preferred, common, and restricted common units. The holder of the units is entitled to the rights and privileges set forth in the amended and restated LLC Agreement. The Company also has an equity incentive plan available to issue units at the discretion of the Board of Directors. Refer to the LLC agreement for a detailed description of the rights, privileges and conversion features of each class.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Common Units

As of September 30, 2020, there were 2,892,238 authorized, issued, and outstanding common units. On certain matters, as defined in the LLC agreement, requiring votes of the members each unit entitles the holder to one vote, in person or proxy.

Preferred Units

As of September 30, 2020, there were 2,862,448 authorized, issued, and outstanding preferred units. Holders of the preferred units are not entitled to vote on Company matters and only have certain rights as specified in the LLC agreement.

Equity Incentive Plan

The Company has an equity incentive plan to recruit and retain highly qualified employees, consultants and other service providers as a productivity incentive and an opportunity to share in the growth in the Company. These units are deemed “profits interests”. As of September 30, 2020, there were 918,884 units issued under the plan, and 881,111 units were outstanding under the plan. Holders of the restricted units are not entitled to vote on Company matters and only have certain rights as specified in the LLC agreement.

9. Risks and Uncertainties

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. The World Health Organization has declared COVID-19 to constitute a “Public Health Emergency of International Concern.” This outbreak will affect virtually every industry and has created volatility in the stock markets throughout the world. Many Federal and state governments have implemented numerous restrictions, mandated various closures—including schools moving to online learning, and quarantine requirements in connection with the COVID-19 outbreak. The extent of the impact of the COVID-19 on the Company’s operational and financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of the COVID-19, all of which are highly uncertain and cannot be predicted. If the duration of the outbreak lasts for an extended period of time, the results of operations for fiscal year 2020 may be materially adversely affected.

10. Subsequent Events

On November 23, 2020, Instructure, Inc. (“Instructure”) entered into a definitive Purchase Agreement to acquire all issued and outstanding equity interests of the direct and indirect subsidiaries of the Company. The aggregate consideration payable was $125,000,000. The transaction closed on December 22, 2020, and the Company and its subsidiaries became wholly-owned subsidiaries of Instructure. After final purchase price adjustments, the total purchase price consideration was $133,416,000.

The Company has evaluated subsequent events through March 23, 2021, the date on which these consolidated financial statements were available to be issued. Where applicable, such events are appropriately reflected or disclosed in these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

#1
Market Share
in U.S. Paid LMS

6,000+
Total Customers

90+
Countries with Customers

30M+
Global Contracted Users

40%+
YoY Contracted User Growth

117%
Net Revenue Retention Rate

INSTRUCTURE

* All figures and metrics represent 2020 data

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee, the NYSE fee, and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion, of this offering we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act of 1933 or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2018, we have made sales of the following unregistered securities:

•

On January 14, 2020, we issued 1,000 shares of common stock, par value $0.01 per share, of Instructure Intermediate Holdings I, Inc. in consideration of a contribution from Instructure Parent, LP of $10.00.

The shares of common stock in the transaction listed above were issued in reliance upon Section 4(a)(2) of the Securities Act as the sale of such securities did not involve a public offering. The recipient of the securities in this transaction represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. The recipient had adequate access, through its relationships with us, to information about the Company.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Item 16.    Exhibits and Financial Statement Schedules.

(i) Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1#	Amended and Restated Certificate of Incorporation of Instructure Intermediate Holdings I, Inc., as currently in effect

3.2#	Form of Second Amended and Restated Certificate of Incorporation of Instructure Holdings, Inc., to be in effect upon the closing of this offering

3.3#	Bylaws of Instructure Intermediate Holdings I, Inc., as currently in effect

3.4#	Form of Amended and Restated Bylaws of Instructure Holdings, Inc., to be in effect upon the closing of this offering

4.1*	Registration Rights Agreement

5.1*	Opinion of Kirkland & Ellis LLP

10.1*	Credit Agreement, dated March 24, 2020, by and among Instructure Intermediate Holdings III, LLC, Instructure Holdings, LLC, Instructure, Inc., the Guarantors, the Lenders, Golub Capital Markets LLC, as administrative agent for the Lenders, and Golub Capital Markets LLC, as collateral agent for the Secured Parties

10.2+*	Instructure Holdings, Inc. 2021 Omnibus Incentive Plan

10.3+*	Form of Incentive Stock Option Agreement

10.4+*	Form of Restricted Stock Agreement

10.5+*	Form of Nonqualified Stock Option Agreement

10.6+*	Form of Stock Appreciation Rights Agreement

10.7+*	Instructure Holdings, Inc. 2021 Employee Stock Purchase Plan

10.8+*	Form of Restricted Stock Unit Agreement

10.9+*	Form of Indemnification Agreement

10.10*	Form of Director Nomination Agreement

10.11+#	Offer Letter for Steve Daly

10.12+#	Offer Letter for Dale Bowen

10.13+#	Offer Letter for Mitch Benson

10.14+#	Executive Agreement with Matthew A. Kaminer

10.15+#	Executive Agreement with Frank Maylett

10.16+#	Executive Agreement with Daniel T. Goldsmith

10.17+#	Executive Agreement with Steven B. Kaminsky

10.18+#	Form of Employee Co-Invest Agreement

10.19+#	Form of Incentive Equity Grant Agreement

21.1*	List of Subsidiaries of Instructure Holdings, Inc.

23.1*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.2*	Consent of Independent Registered Public Accounting Firm

23.3*	Consent of Independent Public Accounting Firm

24.1*	Powers of Attorney (included on signature page)

*	Indicates to be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.
#	Indicates previously filed.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

(ii) Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Salt Lake City, State of Utah, on                     , 2021.

Instructure Holdings, Inc.

By:

Name:	Steve Daly

Title:	Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of Instructure Holdings, Inc. hereby appoint each of                 ,                  and                 , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Steve Daly	Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Dale Bowen	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Charles Goodman	Chairman of the Board of Directors	, 2021

Erik Akopiantz	Director	, 2021

Ossa Fisher	Director	, 2021

James Hutter	Director	, 2021

Brian Jaffee	Director	, 2021

Paul Holden Spaht, Jr.	Director	, 2021